QuickLinks -- Click here to rapidly navigate through this document

ARRANGEMENT
Involving
ATI TECHNOLOGIES INC.
and
1252986 ALBERTA ULC
and
ADVANCED MICRO DEVICES, INC.

SPECIAL MEETING OF SHAREHOLDERS
OF ATI TECHNOLOGIES INC.
TO BE HELD ON OCTOBER 13, 2006

NOTICE OF SPECIAL MEETING AND
MANAGEMENT INFORMATION CIRCULAR

September 13, 2006

These materials are important and require your immediate attention. They require holders of ATI Common Shares to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your ATI Common Shares, please contact ATI's proxy solicitation agent, Georgeson, toll-free within North America at 1-866-464-3959 or outside North America collect at 416-642-7091.

THE SHARES OF ADVANCED MICRO DEVICES, INC. COMMON STOCK TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY CANADIAN SECURITIES REGULATORY AUTHORITY NOR HAS ANY CANADIAN SECURITIES REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

THE SHARES OF ADVANCED MICRO DEVICES, INC. COMMON STOCK TO BE ISSUED PURSUANT TO THE ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS CIRCULAR, AND YOU SHOULD NOT RELY ON ANY INFORMATION OR REPRESENTATION OTHER THAN THAT CONTAINED IN THIS CIRCULAR.

THIS CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, THE SECURITIES TO BE ISSUED UNDER THE ARRANGEMENT, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION, TO OR FROM ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER, SOLICITATION OF AN OFFER OR PROXY SOLICITATION IN SUCH JURISDICTION. ANY RESPONSIBILITY OF ATI TECHNOLOGIES INC. OR ADVANCED MICRO DEVICES, INC. FOR ANY THIRD PARTY'S NON-COMPLIANCE WITH THE LAWS IN SUCH JURISDICTION IS EXPRESSLY DISCLAIMED.

THE INFORMATION CONCERNING ADVANCED MICRO DEVICES, INC. AND ITS AFFILIATES CONTAINED OR INCORPORATED BY REFERENCE IN THIS CIRCULAR IS BASED SOLELY UPON PUBLICLY AVAILABLE SOURCES AND INFORMATION THAT HAS BEEN PROVIDED BY ADVANCED MICRO DEVICES, INC. ATI TECHNOLOGIES INC. ASSUMES NO RESPONSIBILITY FOR THE INFORMATION IN THIS CIRCULAR RELATING TO ADVANCED MICRO DEVICES, INC. AND ITS AFFILIATES. ADVANCED MICRO DEVICES, INC. HAS AGREED TO ENSURE THAT NONE OF THE INFORMATION PROVIDED BY IT FOR INCLUSION IN THIS CIRCULAR WILL CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR WILL OMIT TO STATE A MATERIAL FACT REQUIRED TO BE STATED THEREIN OR NECESSARY IN ORDER TO MAKE THE STATEMENTS THEREIN NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH THEY WERE MADE.

THE PUBLIC DISCLOSURE DOCUMENTS OF ADVANCED MICRO DEVICES, INC. CONTAINED OR INCORPORATED BY REFERENCE IN THIS CIRCULAR HAVE BEEN PREPARED IN ACCORDANCE WITH THE SECURITIES LAWS OF THE UNITED STATES. THESE REQUIREMENTS DIFFER FROM THOSE OF THE PROVINCES AND TERRITORIES OF CANADA. AS WELL, FINANCIAL INFORMATION WITH RESPECT TO ADVANCED MICRO DEVICES, INC. HAS BEEN PREPARED IN ACCORDANCE WITH UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND MAY NOT BE COMPARABLE TO FINANCIAL STATEMENTS OF ATI TECHNOLOGIES INC.

UNLESS OTHERWISE STATED, ALL DOLLAR FIGURES OR REFERENCES TO "$" IN THIS CIRCULAR AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN ARE REFERENCES TO UNITED STATES DOLLARS.

September 13, 2006

Dear Shareholders:

        We would like to invite you to join us at the special meeting of shareholders that will be held at 9:00 a.m. (Toronto time) on Friday, October 13, 2006 at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9.

        At the meeting, you will be asked to approve a plan of arrangement that will result in the acquisition of all of the outstanding common shares of ATI by an indirect wholly-owned subsidiary of Advanced Micro Devices, Inc.

        Under the arrangement, you can elect to receive at the effective time of the arrangement (subject to proration) in respect of each of your ATI Common Shares either:

  •
  cash consideration equal to the sum of (i) U.S.$16.40 and (ii) the product of (x) 0.2229 and (y) the volume weighted average trading price of AMD Common Stock on the NYSE during the ten trading days prior to the closing date (the "AMD Closing Stock Price") of the transaction, rounded to the nearest cent (the "Purchase Price per ATI Common Share"), or

  •
  stock consideration comprised of that number of shares of AMD Common Stock equal to the number, calculated to four decimal places, obtained by dividing (i) the Purchase Price per ATI Common Share by (ii) the AMD Closing Stock Price.

        The Board of Directors of ATI has unanimously approved the arrangement and has determined that the arrangement is fair to ATI shareholders and is in the best interests of ATI. In doing so, the Board had the benefit of (among other things) a recommendation from a Transaction Committee of the Board that was established to consider this transaction and fairness opinions from its financial advisors, Credit Suisse Securities (USA) LLC and Genuity Capital Markets.

        The Board of Directors unanimously recommends that ATI shareholders vote FOR the resolution approving the arrangement. Each Director of ATI intends, and has agreed with AMD, to vote his ATI shares FOR the resolution approving the arrangement.

        To be effective, the arrangement must be approved by a special resolution passed by not less than two-thirds of the votes cast by shareholders at the special meeting. The implementation of the arrangement also is subject to certain conditions typical for this type of transaction, including receipt of regulatory approvals and clearances and approval of the arrangement by the Ontario Superior Court of Justice.

        The accompanying materials describe the transaction in some detail and include information to assist you in considering how to vote on the arrangement, including the reasoning underlying the recommendation of the Board of Directors and copies of the fairness opinions of ATI's financial advisors. You should read this information carefully and consult your financial, legal or other professional advisor for further assistance.

        Your vote is important, regardless of the number of shares you own. If you are unable to attend the special meeting in person, we encourage you to take the time now to complete, sign, date and return the enclosed form of proxy (printed on blue paper) so that your shares can be voted at the meeting in accordance with your instructions. We also encourage you to complete, sign, date and return the enclosed Letter of Transmittal and Election Form (printed on yellow paper) so that the appropriate form of consideration can be sent to you promptly upon the implementation of the arrangement. If you are a Non-Registered ATI shareholder and receive these materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary.

        If you have any questions, please contact our proxy solicitation agent, Georgeson, toll-free within North America at 1-866-464-3959 or outside North America collect at 416-642-7091.

        On behalf of ATI, we would like to thank all of our shareholders for their ongoing support as we prepare to take this next step in ATI's development.

Yours very truly,

James D. Fleck	David E. Orton
Chairman of the Board of Directors	Chief Executive Officer, President and Director

ATI TECHNOLOGIES INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that a special meeting (the "Meeting") of the holders of ATI Common Shares ("ATI Common Shareholders") of ATI Technologies Inc. ("ATI" or the "Corporation") will be held commencing at 9:00 a.m. (Toronto time) on Friday, October 13, 2006 at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9 for the following purposes:

1.
to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated September 13, 2006 (the "Interim Order") and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act involving the Corporation, 1252986 Alberta ULC (the "Purchaser"), an indirect wholly-owned subsidiary of Advanced Micro Devices, Inc. ("AMD"), and AMD involving, among other things, the acquisition by the Purchaser of all of the outstanding common shares of ATI (the "ATI Common Shares") in exchange for cash and shares of common stock of AMD (the "AMD Common Stock"), all as more particularly described in the accompanying management information circular of the Corporation (the "Circular"); and

2.
to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

        The Board of Directors of the Corporation has fixed the close of business on September 1, 2006 as the record date for determining the ATI Common Shareholders who are entitled to receive notice of and vote at the Meeting.

        The Arrangement is described in the Circular and the full text of the Arrangement Resolution is set out in Appendix A to the Circular. The Circular, a form of proxy and a letter of transmittal and election form accompany this Notice of Meeting.

        ATI Common Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy and deliver it by hand, mail or fax in accordance with the instructions set out in the form of proxy and in the Circular. If you require any assistance in completing your proxy, please contact Georgeson toll free within North America at 1-866-464-3959 or outside North America collect at 416-642-7091.

        Pursuant to the Interim Order, registered holders of ATI Common Shares have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their ATI Common Shares. This right is described in the Circular. The dissent procedures require that a registered holder of ATI Common Shares who wishes to dissent must send to ATI (i) at 33 Commerce Valley Drive East, Markham, Ontario L3T 7X6 (Attention: Corporate Secretary) or (ii) by facsimile transmission to 1-905-709-6950 (Attention: Corporate Secretary) to be received not later than 5:00 p.m. (Toronto time) on October 12, 2006 (or 5:00 p.m. (Toronto time) on the day that is one business day immediately preceding any adjourned or postponed Meeting), a written notice of objection to the Arrangement Resolution and must otherwise strictly comply with the dissent procedures described in the Circular. Failure to strictly comply with these dissent procedures may result in the loss or unavailability of the right to dissent. See the section entitled "Dissenting Shareholders' Rights" in the Circular and Appendix H to the Circular. Beneficial owners of ATI Common Shares registered in the name of a broker, trustee, financial institution or other nominee who wish to dissent should be aware that only registered owners of ATI Common Shares are entitled to dissent.

Dated at Markham, Ontario on September 13, 2006.

By Order of the Board of Directors,

Dean J. Blain Corporate Secretary

i

INFORMATION CONCERNING AMD	60
INFORMATION CONCERNING ATI	60
SELECTED HISTORICAL FINANCIAL DATA	62
Selected Historical Consolidated Financial Data of AMD	62
Selected Historical Consolidated Financial Data of ATI	63
COMPILATION REPORT ON PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	64
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS	67
AMD CAPITAL STOCK	84
Common Stock	84
Preferred Stock	84
ATI SHARE CAPITAL	84
General Description of Share Capital	84
Common Shares	84
Preferred Shares	85
COMPARISON OF RIGHTS OF ATI SHAREHOLDERS AND AMD STOCKHOLDERS	85
Authorized Capital Stock	85
Dividends	85
Sources of Dividends	86
Size of the Board of Directors	86
Classification of the Board of Directors	86
Citizenship and Residency of Directors	86
Removal of Directors	87
Filling Vacancies on the Board of Directors	87
Quorum of Directors	88
Required Vote for Certain Transactions	88
Call of a Special Meeting of Shareholders	88
Quorum of Shareholders	88
Notice of Meeting of Shareholders	89
Place of Meetings of Shareholders	89
Record Date for Notice of Meetings of Shareholders	89
Proxies	90
Amendment of Articles of Continuance or Certificate of Incorporation	90
Amendment of By-laws	90
Dissent or Dissenters' Appraisal Rights	91
Oppression Remedy	92
Shareholder Derivative Actions	93
Advance Notice Provisions for Shareholder Nominations and Proposals	93
Shareholder Action by Written Consent	95
Indemnification of Directors and Officers	95
Director Liability	97
Anti-Take-Over Provisions and Interested Shareholders	98
Shareholder Rights Plan	98
LEGAL MATTERS	99
AUDITORS	99
ENFORCEABILITY OF CIVIL LIABILITIES	99
QUESTIONS AND FURTHER ASSISTANCE	99
APPROVAL OF ATI's BOARD OF DIRECTORS	99
CONSENT OF CREDIT SUISSE SECURITIES (USA) LLC	100
CONSENT OF GENUITY CAPITAL MARKETS	100
CONSENT OF GOODMANS LLP	100
CONSENT OF AMD'S AUDITORS	101
CONSENT OF ATI'S AUDITORS	101
GLOSSARY OF TERMS	102
APPENDIX A — ARRANGEMENT RESOLUTION SPECIAL RESOLUTION OF THE ATI COMMON SHAREHOLDERS	A-1
APPENDIX B — ACQUISITION AGREEMENT	B-1
APPENDIX C — CREDIT SUISSE FAIRNESS OPINION	C-1
APPENDIX D — GENUITY FAIRNESS OPINION	D-1
APPENDIX E — PLAN OF ARRANGEMENT	E-1
APPENDIX F — INTERIM ORDER	F-1
APPENDIX G — NOTICE OF APPLICATION FOR THE FINAL ORDER	G-1
APPENDIX H — SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT	H-1
APPENDIX I — ATI EXECUTIVE COMPENSATION AND EQUITY PLANS	I-1

ii

ATI TECHNOLOGIES INC.

MANAGEMENT INFORMATION CIRCULAR

        This Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of ATI Technologies Inc. ("ATI" or the "Corporation"). The accompanying form of proxy is for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms".

AVAILABLE INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE

        Information contained herein is given as of September 13, 2006, except as otherwise noted. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular, or in any other subsequently filed document that also is or is deemed to be incorporated by reference in this Circular, modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Circular. The making of a modifying or superseding statement will not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

ATI Documents

        Each of the ATI Documents listed below is specifically incorporated by reference in, and forms an integral part of this Circular. Any document of the type referred to below (excluding confidential reports) filed by ATI with a securities commission or any similar authority in Canada after the date of this Circular and prior to the Meeting will be deemed to be incorporated by reference in this Circular:

  1.
  ATI annual information form dated November 15, 2005.

  2.
  ATI audited annual financial statements for the year ended August 31, 2005.

  3.
  ATI unaudited interim financial statements for the nine months ended May 31, 2006.

  4.
  ATI material change reports dated July 24, 2006, to which the Acquisition Agreement is attached and September 7, 2006, related to ATI's preliminary fourth quarter revenue estimates.

AMD Documents

        Each of the AMD Documents listed below is specifically incorporated by reference in, and forms an integral part of this Circular. Any document of the type referred to below filed on behalf of AMD with a securities commission or any similar authority in Canada after the date of this Circular and prior to the Meeting will be deemed to be incorporated by reference in this Circular. The AMD Documents and other information concerning AMD and its Affiliates contained in this Circular have been provided by AMD for inclusion or incorporation by reference in this Circular.

  1.
  AMD annual report on Form 10-K for the year ended December 25, 2005.

  2.
  AMD quarterly reports on Form 10-Q for the quarters ended March 26, 2006 and July 2, 2006.

  3.
  AMD 2006 proxy statement on Schedule 14A dated March 27, 2006 with respect to the annual meeting of AMD stockholders held on May 5, 2006.

  4.
  AMD current reports on Form 8-K dated as of January 12, 2006, January 23, 2006, January 27, 2006, February 9, 2006, February 24, 2006, March 16, 2006, May 4, 2006, July 23, 2006 (excluding information furnished pursuant to Item 7.01 of Form 8-K), and July 25, 2006.

        In the Acquisition Agreement, AMD has agreed that none of the information provided by it for inclusion in this Circular will contain any untrue statement of a material fact or will omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading in light of the circumstances under which they were made.

Internet Availability

        The Documents listed above have been previously filed with Canadian securities authorities pursuant to applicable securities laws. The Documents are publicly available free of charge on the Internet and may be accessed as follows:

  (a)
  all of the ATI Documents are available on ATI's website at www.ati.com;

  (b)
  all of the AMD Documents are available on AMD's website at www.amd.com; and

  (c)
  for ATI Documents and AMD Documents filed with the Canadian Securities Regulatory Authorities, you also may go to www.sedar.com under ATI's company profile.

Paper Copy Availability

        If you (a) are unable to access the Documents on the Internet at the Internet addresses specified under "Internet Availability", or (b) would like an identical paper version of any or all of the Documents for any reason whatsoever, please contact Investor Relations at ATI, by e-mail at ir@ati.com or by telephone at 1-905-882-2600 ext. 3878, any time prior to the date of the Meeting, and a copy of all of the Documents requested will be provided to you without charge by pre-paid mail, at your option, where practical.

        ATI will pay all mailing and shipping costs associated with such a request. ATI may require the payment of a reasonable charge if the request is made by a Person who is not a Registered ATI Common Shareholder.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

        The shares of AMD Common Stock to be issued under the Arrangement have not been registered under the 1933 Act and are being issued in reliance upon the exemption from registration requirements set forth in section 3(a)(10) thereof. Any offers to resell or resales of shares of AMD Common Stock received under the Arrangement by persons who, immediately prior to the Arrangement, were "affiliates" (as defined under the 1933 Act) of ATI are subject to restrictions under the 1933 Act.

        ATI is a corporation existing under the laws of Canada. The solicitation of proxies and the Transactions contemplated in this Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. ATI Common Shareholders should be aware that disclosure requirements under Canadian securities laws are different from requirements under U.S. securities laws.

        The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that ATI is a Canadian corporation, that some of its officers and directors are not residents of the United States, that its auditors are not residents of the United States and that a substantial portion of their respective assets are located outside the United States. You may not be able to sue a Canadian corporation or its officers or directors, or enforce judgments of a U.S. court, in a Canadian court for violations of U.S. securities laws.

        Certain information concerning tax consequences of the Arrangement for ATI Common Shareholders who are United States taxpayers is set forth in "Certain Tax Considerations for ATI Common Shareholders — Certain Canadian Federal Income Tax Considerations — ATI Common Shareholders Not Resident in Canada" and "Certain Tax Considerations for ATI Common Shareholders — Certain United States Federal Income Tax Considerations".

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        All dollar figures or references to "$" in this Circular and in the documents included or incorporated by reference, unless otherwise specifically stated, are references to United States dollars.

        The historical financial statements of, and the financial information concerning, ATI contained or incorporated by reference in this Circular are reported in United States dollars and have been prepared in accordance with Canadian GAAP.

        The historical and pro forma financial statements of, and the financial information concerning, AMD contained or incorporated by reference in this Circular are reported in United States dollars and have been prepared in accordance with U.S. GAAP.

CANADIAN/U.S. EXCHANGE RATES

        The following table sets forth, for each period indicated, the high and low exchange rates for one U.S. dollar expressed in Canadian dollars, the average of such exchange rates during such period, and the exchange rate at the end of the period, in each case, based upon the Bank of Canada noon spot rate of exchange.

Month	High	Low	Average	End

July 2005	$1.24320	$1.20510	$1.22275	$1.22590

August 2005	1.21870	1.18890	1.20402	1.18890

September 2005	1.18820	1.16110	1.17759	1.16110

October 2005	1.18870	1.16590	1.17758	1.18010

November 2005	1.19610	1.16570	1.18108	1.16740

December 2005	1.17340	1.15070	1.16101	1.16590

January 2006	1.17260	1.14390	1.15729	1.14390

February 2006	1.15780	1.13800	1.14889	1.13800

March 2006	1.17240	1.13220	1.15740	1.16710

April 2006	1.17190	1.12030	1.14377	1.12030

May 2006	1.12330	1.09900	1.10946	1.10280

June 2006	1.12450	1.09900	1.11385	1.11500

July 2006	1.14160	1.10610	1.12924	1.13090

August 2006	1.13150	1.10660	1.11826	1.10660

        On September 12, 2006, the Bank of Canada noon exchange rate for one U.S. dollar expressed in Canadian dollars was $1.1186.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

        This Circular contains forward-looking statements, as defined by the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements are commonly identified by words such as "would," "may," "will," "expects," and other terms with similar meaning. Forward-looking statements are based on current beliefs, assumptions and expectations and speak only as of the date of the statement and involve risks and uncertainties that could cause actual results of AMD, ATI or the combined company to differ materially from current expectations. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) delays in obtaining regulatory approvals for the Transactions, (2) failure to obtain approval by ATI Common Shareholders or the Court of the Plan of Arrangement, (3) actions that may be taken by the competitors, customers and suppliers of AMD or ATI that may cause the Transactions to be delayed or not completed or adversely impact the sales of ATI, AMD or the combined company, (4) the revenue, cost savings, growth prospects and any or other synergies expected from the Transactions may not be fully realized or may take longer to realize than expected, (5) the Transactions may not be as accretive to the combined company as expected, (6) AMD or the combined company may not achieve any year-end or longer-term targeted gross margins, research and development expenses, selling, general or administrative expenses, operating margins, capital structure or debt-to-capitalization ratio, (7) AMD or the combined company may require additional capital and may not be able to raise sufficient capital, or refinance indebtedness on favourable terms or at all, (8) delays associated with integrating the companies, including employees and operations, after the Transaction is completed, (9) the possible impairment of goodwill and other long-lived assets resulting from the Transaction and the resulting impact on the combined company's assets and earnings, (10) unexpected variations in market growth and demand for the combined company's products and technologies, (11) rapid and frequent technology changes in the computing and consumer electronics markets, (12) potential constraints on the ability to develop, launch and ramp new products on a timely basis, (13) research and development costs associated with the development of new products, and (14) other factors that may affect future results of the combined company described in this Circular under the heading "Risk Factors", in the AMD Documents, including the section entitled "Risk Factors" in AMD's Form 10-Q for the fiscal quarter ended July 2, 2006 and in the ATI Documents, including in ATI's 2005 Annual Information Form. Readers are strongly urged to read the full cautionary statements contained in those materials.

        It is important to note that:

  •
  Unless otherwise indicated, forward-looking statements in this Circular describe the expectations of ATI and AMD as of September 13, 2006.

  •
  Readers should not place undue reliance on these forward-looking statements as actual results of AMD, ATI and the combined company may differ materially from expectations if known and unknown risks or uncertainties affect their respective or the combined business, or if estimates or assumptions prove inaccurate. Therefore, there can be no assurance that forward-looking statements will materialize.

  •
  Unless required by applicable law, neither ATI nor AMD assumes any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

SUMMARY OF MANAGEMENT INFORMATION CIRCULAR

        The following is a summary of certain information contained in this Circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Circular, including the Appendices and documents incorporated by reference herein. Certain capitalized words and terms used in this summary and the Circular are defined in the Glossary of Terms or elsewhere in this Circular.

Meeting of ATI Common Shareholders

        The Meeting will be held on Friday, October 13, 2006, at 9:00 a.m. (Toronto time) at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario, M5C 1E9.

        At the Meeting, ATI Common Shareholders will be asked to consider pursuant to an interim order of the Ontario Superior Court of Justice dated September 13, 2006 (the "Interim Order") and, if deemed advisable, to pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Arrangement") under section 192 of the Canada Business Corporations Act ("CBCA") involving the Corporation, 1252986 Alberta ULC (the "Purchaser"), an indirect wholly-owned subsidiary of AMD, and AMD involving, among other things, the acquisition by the Purchaser of all of the outstanding common shares of ATI (the "ATI Common Shares") in exchange for cash and shares of common stock of AMD (the "AMD Common Stock").

        ATI Common Shareholders of record at the close of business on September 1, 2006 will be entitled to attend and vote at the Meeting or any adjournment or postponement thereof.

The Arrangement

        The Acquisition Agreement provides for the acquisition of all of the outstanding ATI Common Shares by the Purchaser by way of a court-approved plan of arrangement under section 192 of the CBCA. Prior to the Effective Time, each ATI Common Shareholder (other than ATI Common Shareholders who exercise the Dissent Rights, ATI, AMD, their subsidiaries or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) may elect to receive, subject to proration, in respect of each ATI Common Share held by such ATI Common Shareholder, either:

  (a)
  cash consideration (the "Cash Election") equal to the sum of (i) $16.40 and (ii) the product of (x) 0.2229 and (y) the volume weighted average trading price of AMD's common stock ("AMD Common Stock") on the NYSE during the ten trading days prior to the Closing Date (the "AMD Closing Stock Price") of the Acquisition, rounded to the nearest cent (the "Purchase Price per ATI Common Share"); or

  (b)
  stock consideration (the "Stock Election") comprised of that number of shares of AMD Common Stock equal to the number, calculated to four decimal places, obtained by dividing (i) the Purchase Price per ATI Common Share by (ii) the AMD Closing Stock Price (the "Exchange Ratio"),

in each case, as elected by the ATI Common Shareholder in the Letter of Transmittal and Election Form. See "Arrangement Mechanics — Treatment of ATI Common Shares".

        For example, assuming an AMD Closing Stock Price of $26.48, which was the closing price of the AMD Common Stock on the last trading day prior to the date of this Circular, the consideration for each outstanding ATI Common Share for which there is a Cash Election would be $22.30 and the consideration for each outstanding ATI Common Share for which there is a Stock Election would be 0.8421 shares of AMD Common Stock.

Recommendation of the Transaction Committee

        The Board established the Transaction Committee to consider the Arrangement. The Transaction Committee unanimously determined that the Arrangement is fair to ATI Common Shareholders and to holders of ATI Options, ATI RSUs and ATI DSUs and is in the best interests of ATI. Accordingly, the Transaction Committee unanimously recommended that the Board approve the Arrangement. See "The Arrangement — Recommendation of the Transaction Committee".

Recommendation of the Board

        The Board has unanimously determined that the Arrangement is fair to ATI Common Shareholders and to holders of ATI Options, ATI RSUs and ATI DSUs, and is in the best interests of ATI. Accordingly, the Board has approved the Arrangement and unanimously recommends that ATI Common Shareholders vote FOR the Arrangement Resolution. See "The Arrangement — Recommendation of the Board".

Reasons for the Arrangement

        The Transaction Committee and the Board considered a number of factors in concluding that the Arrangement is in the best interests of ATI Common Shareholders and ATI, including:

  •
  the Arrangement was the most favourable strategic alternative available to ATI at the time the Acquisition Agreement was entered into;

  •
  the consideration to be received by ATI Common Shareholders for each ATI Common Share pursuant to the Arrangement represented a significant premium to the trading prices of ATI Common Shares prior to the announcement of the Transactions, including a 31% premium to the $15.65 ten trading-day average closing price of the ATI Common Shares on NASDAQ as of July 21, 2006, the last trading date prior to the announcement of the Transactions, and a 24% premium to the $16.56 per share closing trading price of ATI Common Shares on July 21, 2006, in each case based on an AMD Closing Stock Price of $18.26 on the trading day prior to the announcement;

  •
  the consideration is approximately 80% cash, based on an AMD Closing Stock Price of $18.26, which provides more certainty of value to be received by ATI Common Shareholders compared to a transaction in which ATI Common Shareholders would receive primarily non-cash consideration;

  •
  ATI Common Shareholders will have the option to receive cash or stock consideration, subject to proration;

  •
  the combined company will be in a better position than ATI on its own to address the emerging segment of the personal computer market that utilizes the integration of processors and graphics and the expanding consumer electronics markets;

  •
  the combined company will have increased scale to conduct research and development, sell internationally and realize operating and capital raising efficiencies, while reducing its exposure to any one product line or operation;

  •
  ATI's Markham headquarters will remain a significant research and development centre and one of the major business centers of the combined company;

  •
  the combined company will benefit from current ATI directors James D. Fleck and John E. Caldwell joining the board of directors of AMD along with the continued involvement of members of both management teams and the combined technical and operating expertise of each company;

  •
  the Credit Suisse Fairness Opinion, which was rendered to the Board, to the effect that as of the date of the opinion, subject to the limitations and assumptions set forth therein, the consideration to be received by ATI Common Shareholders under the Arrangement is fair, from a financial point of view, to such ATI Common Shareholders;

  •
  the Genuity Fairness Opinion, which was rendered to the Board, to the effect that as of the date of the opinion, subject to the limitations and assumptions set forth therein, the consideration to be received by

    ATI Securityholders under the Arrangement is fair, from a financial point of view, to such ATI Securityholders;

  •
  AMD's obligations are not subject to a financing condition;

  •
  the terms and conditions of the Acquisition Agreement do not preclude the Board from considering and pursuing a Superior Proposal, provided ATI complies with the terms of the Acquisition Agreement (including the payment of the Termination Fee in certain circumstances);

  •
  the terms and conditions of the Acquisition Agreement, including the consideration to be received by ATI Securityholders, ATI's and AMD's representations, warranties and covenants, and the conditions to their respective obligations, were the product of extensive negotiations with AMD and its advisors;

  •
  the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by ATI Common Shareholders at the Meeting, and the fact that if a higher offer is made to ATI Common Shareholders prior to the Meeting, ATI Common Shareholders are free to support such a higher offer and vote against the Arrangement Resolution;

  •
  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to all ATI Securityholders; and

  •
  the availability of Dissent Rights.

        The Transaction Committee and the Board also considered a number of potentially negative factors relating to the Arrangement, including:

  •
  the risks to ATI if the Arrangement is not completed or is delayed, including the costs to ATI in pursuing the Arrangement and the diversion of management's attention away from the conduct of ATI's business in the ordinary course;

  •
  the possibility that the anticipated benefits sought to be achieved in the Arrangement may not be realized;

  •
  the potential impact that the announcement of the Arrangement may have on ATI's business that is related to the Intel microprocessor ecosystem;

  •
  the potential impact that the announcement of the Arrangement may have on ATI's employees and customers, including the possibility that certain customers of AMD and ATI may be less willing to do business with the combined company than with AMD or ATI as stand-alone companies, or may not do business with the combined company at all;

  •
  the conditions to AMD's obligation to complete the Arrangement and the right of AMD to terminate the Acquisition Agreement under certain circumstances;

  •
  the fact that the Arrangement will be a taxable transaction and, as a result, ATI Common Shareholders will generally be required to pay taxes on any gains that result from their receipt of the consideration in the Arrangement; and

  •
  the limitations contained in the Acquisition Agreement on ATI's ability to solicit additional interest from third parties, as well as the fact that if the Acquisition Agreement is terminated under certain circumstances, ATI must pay a $162.0 million Termination Fee to AMD and that, under certain circumstances, ATI must reimburse AMD for certain expenses, as described in "The Acquisition Agreement — Termination Fee" and "The Acquisition Agreement — Expense Reimbursement".

        See "The Arrangement — Reasons for the Arrangement".

Fairness Opinions

  Credit Suisse Fairness Opinion

        Credit Suisse has delivered the Credit Suisse Fairness Opinion to the Board to the effect that, subject to the limitations and assumptions set forth therein, as of the date of such opinion, the consideration to be received by the ATI Common Shareholders under the Arrangement is fair, from a financial point of view, to ATI Common Shareholders.

        The full text of the Credit Suisse Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Credit Suisse in rendering its opinion, is attached as Appendix C to this Circular. The summary of the Credit Suisse Fairness Opinion described in this Circular is qualified by reference to the full text of such opinion. ATI Common Shareholders are urged to read the Credit Suisse Fairness Opinion in its entirety. Credit Suisse provided its opinion for the benefit of the Board in connection with its evaluation of the Arrangement. The Credit Suisse Fairness Opinion is not a recommendation as to how any ATI Common Shareholder should vote or act with respect to any matters relating to the Arrangement. See "The Arrangement — Fairness Opinions — Credit Suisse Fairness Opinion".

  Genuity Fairness Opinion

        Genuity has delivered the Genuity Fairness Opinion to the Board to the effect that, subject to the limitations and assumptions set forth therein, the respective consideration to be received by the ATI Common Shareholders and by holders of ATI Options, ATI RSUs and ATI DSUs under the Arrangement is fair, from a financial point of view, to such ATI Securityholders.

        The full text of the Genuity Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Genuity in rendering its opinion, is attached as Appendix D to this Circular. The summary of the Genuity Fairness Opinion described in this Circular is qualified by reference to the full text of such opinion. ATI Securityholders are urged to read the Genuity Fairness Opinion in its entirety. Genuity provided its opinion for the benefit of the Board in connection with its evaluation of the Arrangement. The Genuity Fairness Opinion is not a recommendation as to how any ATI Common Shareholder should vote or how any ATI Securityholder should act with respect to any matters relating to the Arrangement. See "The Arrangement — Fairness Opinions — Genuity Fairness Opinion".

Required ATI Common Shareholder Approval

        The approval of the Arrangement Resolution will require the affirmative vote of not less than two-thirds of the votes cast by ATI Common Shareholders present in person or represented by proxy at the Meeting in order for ATI to seek the Final Order and implement the Arrangement on the Closing Date in accordance with the Final Order. See "The Arrangement — Required ATI Common Shareholder Approval".

Interests of Directors and Senior Management in the Arrangement

        Certain members of ATI's Board and senior management have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. See "Arrangement Mechanics — Interests of Directors and Senior Management in the Arrangement".

Voting Agreements

        Each of the directors and executive officers of ATI entered into a voting agreement with AMD pursuant to which, among other things, each director and executive officer agreed to vote his ATI Common Shares in favour of the Arrangement. The directors and executive officers of ATI, in the aggregate, owned less than 1% of the outstanding ATI Common Shares as of July 21, 2006. See "The Arrangement — Voting Agreements".

Arrangement Mechanics

        The Plan of Arrangement will become effective at and will be binding at and after, the Effective Time on (i) ATI, (ii) AMD, (iii) the Purchaser, and (iv) all holders and all beneficial owners of ATI Common Shares, ATI Options, ATI SARs, ATI RSUs and ATI DSUs.

  Elections

        Under the Arrangement, ATI Common Shareholders may elect to receive, subject to proration, in respect of each ATI Common Share, either cash consideration or shares of AMD Common Stock. Any ATI Common Shareholder who wishes to make a Cash Election or a Stock Election with respect to any or all of such holder's ATI Common Shares must do so prior to the Election Deadline in accordance with the procedures described below.

        Accompanying this Circular is a Letter of Transmittal and Election Form. The Letter of Transmittal and Election Form, when properly completed and returned together with the certificate or certificates representing ATI Common Shares and all other required documents, will enable each Registered ATI Common Shareholder (other than AMD, ATI, any of their subsidiaries or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) to make a Cash Election or Stock Election with respect to each ATI Common Share held. In order to make a valid election, a duly completed and executed Letter of Transmittal and Election Form must be received by the Depositary by the Election Deadline, which is 5:00 p.m. local time on the Election Date at the places specified for deposit in the Letter of Transmittal and Election Form. The Letter of Transmittal and Election Form contains complete instructions on how to make the election. Only Registered ATI Common Shareholders may complete a Letter of Transmittal and Election Form. An ATI Common Shareholder who is a Non-Registered ATI Common Shareholder and wishes to make an election must arrange for the Registered ATI Common Shareholder holding its ATI Common Shares to deliver a Letter of Transmittal and Election Form making that election. ATI Common Shareholders who hold their ATI Common Shares through brokers must contact their brokers to provide election instructions. The actual consideration to be received by each ATI Common Shareholder will be subject to the proration provisions described below. See "Arrangement Mechanics — Treatment of ATI Common Shares".

  Proration Provisions

        The following describes the allocation of the cash and stock consideration under the Arrangement and the proration rules that apply.

  Cash

        The aggregate cash to be paid (other than cash paid in lieu of fractional shares) under the Arrangement to ATI Common Shareholders (other than any ATI Common Shareholder who exercises the Dissent Rights) will not exceed the Cash Available. Cash Available is equal to (i) the product of (a) the Purchase Price per ATI Common Share and (b) the number of ATI Common Shares outstanding prior to the Effective Time (other than ATI Common Shares held by an ATI Common Shareholder who exercises the Dissent Rights, AMD, ATI, any of their subsidiaries or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) minus (ii) the product of (a) Shares Available and (b) the AMD Closing Stock Price.

        If ATI Common Shareholders elect or are deemed to have elected to receive more cash in the aggregate than the Cash Available, each ATI Common Shareholder who elected or is deemed to have elected to receive cash will receive a prorated amount of cash, which in the aggregate equals the Cash Available. Such ATI Common Shareholders will also receive shares of AMD Common Stock based on the Exchange Ratio in lieu of cash they would otherwise have received as consideration, but for the effect of the proration provisions.

  AMD Common Stock

        The total number of shares of AMD Common Stock to be issued to ATI Common Shareholders (other than any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) under the Arrangement will not exceed the Shares Available, which is equal to the lesser of (a) the product, rounded down to the nearest whole number, of (i) 0.2229 and (ii) the aggregate number of ATI Common Shares outstanding immediately prior to the Effective Time (other than ATI Common Shares held by an ATI Common Shareholder who exercises the Dissent Rights, ATI, AMD, their subsidiaries or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans), and (b) the Maximum Share Number. The Maximum Share Number is equal to the difference between (i) 19.9% of the number of shares of AMD Common Stock outstanding immediately prior to the Effective Time and (ii) the number of shares of

AMD Common Stock issuable upon exercise of all ATI Options assumed in the Arrangement and upon vesting of all ATI RSUs assumed in the Arrangement, and, without duplication, upon exchange of ATI Common Shares held by any custodian or trustee under an ATI RSU Plan for the benefit of participants under such ATI RSU Plan. If ATI Common Shareholders elect or are deemed to have elected to receive more shares of AMD Common Stock in the aggregate than the Shares Available, each ATI Common Shareholder who elected or is deemed to have elected to receive AMD Common Stock will be deemed to have made the Stock Election in respect of a prorated number of ATI Common Shares and to have made the Cash Election in respect of its remaining ATI Common Shares such that the aggregate number of shares of AMD Common Stock issuable equals the Shares Available (subject to payment in cash for fractional shares). Such ATI Common Shareholders will also receive cash consideration based on the AMD Closing Stock Price in lieu of shares of AMD Common Stock which they would otherwise have received as consideration, but for the effect of the proration provisions.

  Fractional Shares

        AMD will not issue fractional shares. ATI Common Shareholders will receive cash in U.S. dollars in lieu of fractional shares. See "Arrangement Mechanics — Treatment of ATI Common Shares — Fractional Shares".

  Failure to Elect

        After application of the proration provisions referred to above in respect of all ATI Common Shares for which an effective election has been made, each holder of ATI Common Shares for which an election is entitled to be made but no effective election has been made ("Non-Election Shares") will be deemed to have elected to receive in exchange for each such share, (x) if the Aggregate Amount of Cash Elected equals or exceeds the Cash Available, such number of shares of AMD Common Stock as is equal to the Exchange Ratio, (y) if the Aggregate Number of Shares Elected equals or exceeds the Shares Available, the Purchase Price per ATI Common Share in cash, without interest, or (z) if neither clause (x) or (y) is applicable, (1) an amount of cash equal to (A) the Cash Available minus the Aggregate Amount of Cash Elected divided by (B) the number of outstanding Non-Election Shares (the "Non-Election Cash Amount") and (2) the number of shares of AMD Common Stock equal to (A) the Exchange Ratio multiplied by (B) a fraction, calculated to four decimal places, the numerator of which is the Purchase Price per ATI Common Share minus the Non-Election Cash Amount and the denominator of which is the Purchase Price per ATI Common Share. See "Arrangement Mechanics — Treatment of ATI Common Shares — Failure to Elect".

Financing Arrangements

        The total consideration necessary to complete the Arrangement and the related transactions, excluding payment of transaction costs, is anticipated to be approximately $4.2 billion in cash and 57 million shares of AMD Common Stock, based on the number of ATI Common Shares outstanding on July 21, 2006. AMD has received a commitment letter from Morgan Stanley Senior Funding Inc. to provide debt financing to AMD in an aggregate amount of $2.5 billion, which, together with existing cash, cash equivalents and marketable securities, is sufficient to fund the cash portion of the consideration pursuant to the Arrangement, including transaction costs. Notwithstanding this commitment, AMD may elect to pursue alternative means of financing the Arrangement, or may seek to refinance its indebtedness after the Arrangement has been completed. See "Arrangement Mechanics — Financing Arrangements".

The Acquisition Agreement

  Conditions Precedent to the Arrangement

        The implementation of the Arrangement is subject to a number of conditions being satisfied or waived by one or both of ATI and AMD, as applicable, at or before the Closing Date, including:

  •
  the accuracy of the representations and warranties of the other party contained in the Acquisition Agreement, subject to qualifications in certain cases for immaterial inaccuracies or inaccuracies that would not have a material adverse effect on the representing party;

  •
  the performance in all material respects by the other party of its covenants and agreements under the Acquisition Agreement;

  •
  the approval of the Arrangement Resolution at the Meeting in accordance with the Interim Order;

  •
  the receipt of all Regulatory Consents and the Final Order;

  •
  the absence of any Laws that are in effect and restrain, enjoin or otherwise prohibit the consummation of the Arrangement;

  •
  the absence of any ATI Material Adverse Effect having occurred, in the case of AMD's conditions to implementing the Arrangement, and the absence of any AMD Material Adverse Effect having occurred, in the case of ATI's conditions to implementing the Arrangement; and

  •
  Dissent Rights not having been exercised with respect to more than 7.5% of the outstanding ATI Common Shares in connection with the Arrangement, in the case of AMD's conditions to implementing the Arrangement.

        See "The Acquisition Agreement — Conditions Precedent to the Arrangement".

  Non-Solicitation

        ATI has agreed not to, directly or indirectly, among other things, solicit, initiate, knowingly encourage or support an inquiry with respect to (including by way of furnishing information or entering into any form of agreement, commitment or understanding), or make, submit or announce any Acquisition Proposal. Nonetheless, under certain circumstances the Board is permitted to consider an alternative transaction that may reasonably lead to a Superior Proposal and accept a Superior Proposal. AMD is entitled to a five Business Day (three Business Days in some circumstances) period within which to exercise a right to renegotiate the Acquisition Agreement so that such alternative transaction no longer constitutes a Superior Proposal.

  Termination of the Acquisition Agreement

        ATI and AMD may agree in writing to terminate the Acquisition Agreement and abandon the Arrangement at any time prior to the Effective Time. In addition, either ATI or AMD may terminate the Acquisition Agreement and abandon the Arrangement at any time prior to the Effective Time if certain specified events occur.

        If ATI terminates the Acquisition Agreement in order to accept a Superior Proposal, AMD terminates the Acquisition Agreement as a result of the failure by ATI's Board of Directors to recommend the Arrangement to its shareholders or reaffirm its recommendation, and under certain other circumstances where the Acquisition Agreement is terminated and ATI completes an Acquisition Proposal within two years thereafter, ATI will be required to pay to AMD the Termination Fee of $162.0 million, less any amounts paid for reimbursement of expenses. See "The Acquisition Agreement — Termination Fee".

  Reimbursement of Expenses

        If the Acquisition Agreement is terminated as a result of the Arrangement Resolution not having been approved at the Meeting, ATI will pay to AMD reasonable documented expenses of AMD and its Affiliates incurred in connection with the Transactions contemplated by the Acquisition Agreement (up to a maximum of $9 million). See "The Acquisition Agreement — Expense Reimbursement".

Principal Legal Matters

  Court Approval of the Arrangement and Completion of the Arrangement

        The Arrangement requires approval by the Court under Section 192 of the CBCA. Prior to the mailing of the Circular, ATI obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Circular. Subject to the approval of the Arrangement Resolution by not less than two-thirds of votes cast by ATI Common Shareholders in person or by proxy at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on October 17, 2006.

        At the hearing, the Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. See "Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement".

  Regulatory Matters

        The Arrangement is conditional upon the filing of all required notifications, the receipt of all required approvals under applicable antitrust and competition laws and the satisfaction of other regulatory requirements, or the expiration of applicable waiting periods under such laws, including under the Competition Act, the HSR Act and the applicable competition or antitrust laws in Germany and Taiwan. The prescribed waiting period under the HSR Act expired on September 5, 2006. The required clearances under the Competition Act and German antitrust laws also have been obtained. The Arrangement is also conditional upon approval under the Investment Canada Act. See "Principal Legal Matters — Regulatory Matters".

Dissenting ATI Common Shareholders' Rights

        Registered ATI Common Shareholders are entitled to exercise Dissent Rights by providing written notice to ATI at or before 5:00 p.m. (Toronto time) on October 12, 2006 (or on the day that is one Business Day immediately preceding any adjourned or postponed Meeting) in the manner described under the heading "Dissenting Shareholders' Rights". If a Registered ATI Common Shareholder properly dissents, and the Arrangement is completed, the Dissenting ATI Common Shareholder is entitled to be paid the "fair value" of its Dissenting ATI Common Shares as of the close of business on the day before the day the Arrangement Resolution is adopted as determined by the Court. A Dissenting ATI Common Shareholder will not be entitled to make any election for the consideration it will receive. ATI Common Shareholders are cautioned that fair value may be the same as, more than or less than the consideration offered under the Arrangement. ATI Common Shareholders should carefully read the section in this Circular entitled "Dissenting Shareholders' Rights" if they wish to exercise Dissent Rights.

Certain Tax Considerations for ATI Common Shareholders

        Canada.    An ATI Common Shareholder who is a resident of Canada for purposes of the Tax Act, holds ATI Common Shares as capital property, and elects to exchange such ATI Common Shares under the Arrangement for cash, AMD Common Stock, or a combination of cash and AMD Common Stock, will generally realize a capital gain (or a capital loss) equal to the amount by which the aggregate of the amount of any cash and the fair market value of any shares of AMD Common Stock received by such ATI Common Shareholder on the exchange, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the ATI Common Shareholder of such ATI Common Shares.

        United States.    An ATI Common Shareholder who is a resident of the United States for purposes of the Code, holds ATI Common Shares as capital property, and elects to exchange such ATI Common Shares under the Arrangement for cash, AMD Common Stock, or a combination of cash and AMD Common Stock, will generally realize a capital gain (or a capital loss) equal to the amount by which the aggregate of the amount of any cash and the fair market value of any shares of AMD Common Stock received by such ATI Common Shareholder on the exchange, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base to the ATI Common Shareholder of such ATI Common Shares.

        ATI Common Shareholders should read carefully the information under "Certain Tax Considerations for ATI Common Shareholders", which qualifies the information set forth above, and should consult their tax advisors.

Risk Factors

        An investment in shares of AMD Common Stock is subject to certain risks. See "Risk Factors" for a discussion of some of the factors that should be considered before you vote your ATI Common Shares. See also "Certain Tax Considerations for ATI Common Shareholders", "Information Concerning AMD" and "Information Concerning ATI".

Market Prices of and Dividends on ATI Common Shares and AMD Common Stock

  Comparative Per Share Market Information

        The following table provides the closing price per ATI Common Share on July 21, 2006, the last full trading day on the NASDAQ and the TSX before public announcement of the Arrangement and on September 12, 2006 the last full trading day before the date of this Circular, and the closing price per share of AMD Common Stock on July 21, 2006, the last full trading day on the NYSE before public announcement of the Arrangement and on September 12, 2006, the last full trading day before the date of this Circular.

Date	ATI Common Shares (NASDAQ)	ATI Common Shares (TSX)	AMD Common Stock (NYSE)
July 21, 2006	U.S. $16.56	Cdn $18.77	U.S. $18.26
September 12, 2006	U.S. $21.83	Cdn $24.45	U.S. $26.48

  Dividend History

        Neither ATI nor AMD has ever declared or paid any cash dividend to date on its outstanding shares. See "Market Prices of and Dividends on ATI Common Shares and AMD Common Stock — Dividend History".

Information Concerning AMD and ATI

        AMD.    Headquartered in Sunnyvale California, AMD is a leading semiconductor company with manufacturing or testing facilities in the United States, Europe and Asia, and sales offices throughout the world. AMD designs, manufactures and markets microprocessor solutions for the computing, communications and consumer electronics markets. These solutions include microprocessors for various embedded applications. See "Information Concerning AMD". See also "Selected Historical Financial Data — Selected Historical Consolidated Financial Data of AMD" and "AMD Capital Stock".

        ATI.    Based in Markham, Ontario, ATI is a world leader in the supply of graphics and multimedia processing products and technologies for desktop and notebook PCs, and consumer electronic devices such as handheld mobile phones, DTVs and game consoles. See "Information Concerning ATI". See also "Selected Historical Financial Data — Selected Historical Consolidated Financial Data of ATI" and "ATI Share Capital".

Comparison of Shareholder Rights

        As a result of the Transactions, approximately 57 million shares of AMD Common Stock will be issued, based on the number of ATI Common Shares outstanding on July 21, 2006. AMD is incorporated under the DGCL and, accordingly, is governed by Delaware law and the AMD certificate of incorporation and by-laws. ATI is a corporation existing under the CBCA and, accordingly, is governed by the CBCA and the ATI articles of continuance and by-laws. Although the rights and privileges of stockholders of a Delaware corporation are, in many instances, comparable to those of shareholders of a CBCA corporation, there are several differences. These differences arise from the differences between the DGCL and the CBCA and between ATI's articles of continuance and by-laws and AMD's certificate of incorporation and by-laws. See "Comparison of Rights of ATI Shareholders and AMD Stockholders".

INFORMATION CONCERNING THE MEETING AND VOTING

Frequently Asked Questions On Voting and the Arrangement

Q:
Who is soliciting my proxy?

A:
Your proxy is being solicited by management of ATI. This Circular is furnished in connection with that solicitation. Georgeson is acting as ATI's proxy solicitation agent, for which it will be paid a fee of approximately Cdn.$85,000 plus out-of-pocket expenses. The cost of the solicitation will be borne by ATI. Proxies are to be used at the Meeting to be held at 9:00 a.m. on Friday, October 13, 2006, at Le Royal Meridien King Edward Hotel, 37 King Street East, Toronto, Ontario M5C 1E9 and for the purposes set out in the accompanying Notice of Meeting.

Q:
What am I voting on?

A:
You are being asked to vote to pass the Arrangement Resolution approving the Arrangement, which, among other things, will result in the indirect acquisition by AMD of all of the outstanding ATI Common Shares.

Q:
What will I receive in the Arrangement?

A:
If the Arrangement is completed, as an ATI Common Shareholder you will be entitled to receive consideration in the form of cash or AMD Common Stock, subject to proration, for each outstanding ATI Common Share that you own as of the Effective Date. The cash payment is payable in U.S. dollars only.

Q:
Who is entitled to vote?

A:
If you were an ATI Common Shareholder as of the close of business on September 1, 2006, the Record Date, you are entitled to vote on the Arrangement Resolution.

Q:
What vote is required to approve the Arrangement Resolution?

A:
The Arrangement Resolution must be approved by the affirmative vote of not less than two-thirds of the votes cast by ATI Common Shareholders present in person or represented by proxy at the Meeting and entitled to vote, who together represent a quorum.

Q.
What is the quorum?

A:
The presence in person or by proxy of two ATI Common Shareholders entitled to cast votes representing at least 5% of the ATI Common Shares outstanding on the Record Date will constitute a quorum of the Meeting.

Q:
How does ATI's board of directors recommend that I vote?

A:
ATI's Board unanimously recommends that ATI Common Shareholders vote FOR the Arrangement Resolution to approve the Arrangement.

Q:
How can I vote my ATI Common Shares?

A:
You can vote your ATI Common Shares by either attending and voting your ATI Common Shares at the Meeting or, if you cannot attend the Meeting, by having your ATI Common Shares voted by proxy. How you exercise your vote depends on whether you are a Registered or Non-Registered ATI Common Shareholder:

•
You are a Registered ATI Common Shareholder if you have a share certificate registered in your name.

•
You are a Non-Registered ATI Common Shareholder if your ATI Common Shares are registered in the name of an Intermediary (for example, your broker, a bank, a trustee or investment dealer) or the name of a clearing agency of which the Intermediary is a participant.

  Voting by attending the Meeting

  If you are a Registered ATI Common Shareholder, you are entitled to attend the Meeting and cast your vote in person.

  If you are a Non-Registered ATI Common Shareholder, you are entitled to attend the Meeting and cast your vote in person, provided you have instructed your investment dealer or other Intermediary to submit a properly executed proxy, inserting your name as proxyholder in the blank space provided and returning it in accordance with instructions provided to you by your Intermediary. When you arrive at the Meeting, advise the registration staff that you are a proxy appointee. If you have received a voting instruction form from your investment dealer or other Intermediary, please follow the instructions on the form.

  Voting by Proxy

  How you vote by proxy depends on whether you are a Registered ATI Common Shareholder or a Non-Registered ATI Common Shareholder.

  If you are a Registered ATI Common Shareholder, to be valid, the proxy form must be filled out, correctly signed (exactly as your name appears on the proxy form), and returned to the Toronto office of ATI's transfer agent, CIBC Mellon Trust Company, by either delivering it in the enclosed postage paid return envelope to P.O. Box 721 Agincourt, Ontario, M1S 0A1 or by faxing it to (416) 368-2505 by no later than 4:00 p.m. (Toronto time) on October 12, 2006, or if the Meeting is adjourned or postponed, no later than 4:00 p.m. (Toronto time) on the Business Day preceding the date of the reconvened Meeting. Your proxyholder may then vote on your behalf at the Meeting.

  If you are a Non-Registered ATI Common Shareholder and you receive materials entitling you to vote through an Intermediary, complete and return the materials in accordance with the instructions provided to you by the Intermediary. As a Non-Registered ATI Common Shareholder, you will not be entitled to vote unless you submit all required information to your Intermediary in advance of the Meeting and carefully follow its instructions and procedures.

  You may appoint a person to represent you at the Meeting other than the persons named in the proxy by inserting the name of the person, who need not be an ATI Common Shareholder, in the space provided for that purpose in the proxy.

Q:
How will my ATI Common Shares be voted if I return a proxy?

A:
By completing and returning a proxy, you are authorizing the person named in the proxy to attend the Meeting and vote your ATI Common Shares on the approval of the Arrangement, according to your instructions. If there are no instructions with respect to your proxy, your ATI Common Shares will be voted FOR the Arrangement Resolution to approve the Arrangement.

  The person you appoint to vote on your behalf may vote as he or she sees fit on any amendment or variation to any of the matters identified in the Notice of Meeting and any other matters that may properly be brought before the Meeting.

Q:
Can I revoke a proxy?

A:
Yes, if you are a Registered ATI Common Shareholder and have granted a proxy, you may revoke it by delivering a duly executed proxy with a later date or a form of revocation of proxy or other instrument in writing signed by you or by your attorney authorized in writing (or if you are a corporation, by a duly authorized officer or attorney). These instruments can be delivered to the Corporate Secretary of ATI, at 33 Commerce Valley Drive East, Markham, Ontario, L3T 7X6, Fax: (905) 709-6950, no later than 4:00 p.m. (Toronto time) on October 12, 2006, or if the Meeting is adjourned or postponed, no later than 4:00 p.m. (Toronto time) on the Business Day preceding the date of the reconvened Meeting.

  Alternatively, you may revoke your proxy and vote in person, by delivering a form of revocation of proxy or a signed instrument in writing to the Chairman of the Meeting at the Meeting or any adjournment or postponement thereof. You may also revoke your proxy in any other manner permitted by law.

  If you are a Non-Registered ATI Common Shareholder, you should contact your broker or nominee to discuss what procedure to follow.

Q:
In addition to the approval of ATI Common Shareholders, are there any other approvals required for the Arrangement?

A:
Yes, the Arrangement requires the approval of the Court and is also subject to the receipt of certain anti-trust, competition and other regulatory approvals in Canada, the United States and other jurisdictions. The prescribed waiting period under the HSR Act expired on September 5, 2006. The required clearances under the Competition Act and German antitrust laws also have been obtained.

Q:
Will the ATI Common Shares continue to be listed on NASDAQ and the TSX after the Arrangement?

A:
No. The ATI Common Shares will be delisted from NASDAQ and the TSX as soon as practicable after the Arrangement is completed.

Q:
How will the votes be counted?

A:
CIBC Mellon Trust Company, ATI's transfer agent, will count the proxies in order to ensure unbiased counting.

Q:
Does any ATI Common Shareholder, directly or indirectly, beneficially own or exercise control over 10 per cent or more of the ATI Common Shares that are outstanding?

A:
The directors and senior officers of ATI are not aware of any such ATI Common Shareholder based on information available to them as of the date of this Circular.

Q:
When will the Arrangement be implemented?

A:
ATI, AMD and the Purchaser intend to implement the Arrangement when all of the conditions to closing have been satisfied or waived (as permitted), or on such other date as ATI and AMD may agree in writing. The closing is currently expected to occur during ATI's first quarter of 2007, which ends November 30, 2006. Because the Arrangement is subject to a number of conditions, some of which are beyond ATI's and AMD's control, the exact timing of implementation of the Arrangement cannot be predicted.

Q:
When can I expect to receive consideration for my ATI Common Shares?

A:
If you are a Registered ATI Common Shareholder, as soon as practicable after the completion of the Arrangement and the receipt by the Depositary from you of a properly completed Letter of Transmittal and Election Form together with your certificates representing ATI Common Shares and all other required documents, the Depositary will make available to you the cash and/or shares of AMD Common Stock that represent your portion of the consideration. If you hold your ATI Common Shares through a broker, trustee, financial institution or other nominee, your broker or other nominee will surrender your ATI Common Shares in exchange for your portion of the consideration following completion of the Arrangement.

Q:
Will shares of AMD Common Stock received by ATI Common Shareholders in the transaction be freely transferable?

A:
The AMD Common Stock received in exchange for ATI Common Shares in the transaction will be freely transferable under U.S. federal securities laws, except for AMD Common Stock held by persons who are deemed to be "affiliates" (as defined under the 1933 Act) of ATI prior to the Arrangement or "affiliates" of AMD following completion of the Arrangement. In Canada, the shares of AMD Common Stock will be freely transferable with no such restrictions on the first trade of such shares, subject to the fulfillment of certain conditions. See "Principal Legal Matters — Resale of AMD Common Stock Received in the Transaction".

Q:
Am I entitled to Dissent Rights?

A:
Registered ATI Common Shareholders have a right to dissent in respect of the Arrangement Resolution. Registered ATI Common Shareholders who properly exercise their Dissent Rights will be entitled to be paid the fair value of their ATI Common Shares. This amount may be the same as, more than or less than the consideration offered under the Arrangement. If you wish to dissent, you must provide written notice to ATI at or before 5:00 p.m. (Toronto time) on October 12, 2006, or if the Meeting is adjourned or postponed, no later than 5:00 p.m. (Toronto time) on the Business Day preceding the date of the reconvened Meeting in the manner described under the heading "Dissenting Shareholders' Rights". It is important that you strictly comply with this requirement, otherwise your Dissent Right may not be recognized. You must also strictly comply with the other requirements of the Dissent Procedures. Only Registered ATI Common Shareholders may exercise Dissent Rights. If you are a Non-Registered ATI Common Shareholder and wish to exercise Dissent Rights you should immediately contact your broker and instruct him or her to either (i) exercise the Dissent Rights on your behalf, or (ii) re-register your ATI Common Shares in your name, in which case you would be able to exercise the Dissent Rights directly.

Q:
What are the tax consequences of the Arrangement to me?

A:
If the value of the consideration you receive for your ATI Common Shares exceeds the value you paid to acquire your ATI Common Shares and you are resident of a jurisdiction that taxes capital gains, such as Canada and the United States, your receipt of the consideration under the Arrangement in exchange for your ATI Common Shares will be generally a taxable transaction. For further information on certain tax consequences of the Arrangement, see "Certain Tax Considerations for ATI Common Shareholders". Your tax consequences will depend on your particular situation. You should consult your own tax advisor for a full understanding of the applicable federal, provincial, state, local, foreign and other tax consequences to you resulting from the Arrangement.

Q:
Who can I contact if I have questions?

A:
ATI Common Shareholders who have additional questions about the Arrangement, including the procedures for voting, should contact Georgeson at 1-866-464-3959. ATI Common Shareholders who have questions about deciding how to vote should contact their professional advisors.

THE ARRANGEMENT

Background to the Acquisition Agreement

        The provisions of the Acquisition Agreement are the result of arm's length negotiations conducted between representatives of ATI and AMD and their respective advisors. The following is a summary of the events leading up to the negotiation of the Acquisition Agreement and the meetings, negotiations, discussions and actions between the parties that preceded the execution and public announcement of the Acquisition Agreement.

        From time to time, ATI has had discussions with various industry participants, including AMD, regarding potential strategic transactions, including business combinations. In 2005, ATI was engaged in discussions with another company regarding a potential strategic transaction. Preliminary discussions between ATI and this other company were conducted over the next several months to explore potential transaction structures and investigate regulatory issues.

        On December 8, 2005, David Orton, President and Chief Executive Officer of ATI met with Hector Ruiz, Chairman and Chief Executive Officer of AMD, and Bharath Rangarajan, Vice President, Corporate Development of AMD, at their invitation, at AMD's corporate headquarters in Sunnyvale, California. At that meeting, AMD indicated its interest in pursuing a potential strategic transaction with ATI. This and subsequent discussions between ATI and AMD were governed by a mutual non-disclosure agreement entered into in December of 2005, which covered any discussions relating to strategic alliance, investment and business combination opportunities.

        On December 12, 2005, the Board met with ATI management and representatives of Credit Suisse to discuss the potential strategic transaction that ATI was considering with another company. Mr. Orton informed the Board of AMD's potential interest in pursuing a strategic transaction with ATI. Following this meeting, the Board determined that it should engage in a formal review of ATI's strategic alternatives. ATI had previously retained Credit Suisse to act as its financial advisor, Shearman & Sterling LLP ("Shearman & Sterling") to act as its U.S. counsel and Goodmans LLP ("Goodmans") to act as its Canadian transaction counsel in connection with any potential strategic transaction. ATI also retained Monitor Company, a management consulting company, to assist with the strategic alternative review process.

        Later in December 2005, Mr. Orton and other members of ATI management met with members of AMD management, including Derrick Meyer, President and Chief Operating Officer of AMD, in Austin, Texas to discuss various issues related to a potential strategic combination.

        On January 11 and 27, 2006, the Board met with ATI management, Dean Blain, Corporate Secretary of ATI and partner of Gowling Lafleur Henderson LLP ("Gowlings"), ATI's Canadian corporate counsel, and representatives from Monitor Company to review ATI's strategic alternatives. The Board received presentations from ATI management on four potential strategic alternatives that ATI could pursue, including a potential transaction with AMD, a potential transaction with the other company, growth through a series of acquisitions and a general corporate reorganization, as well as the benefits of maintaining ATI's current business strategy. Following detailed discussions of the alternatives at both meetings, the Board determined that more information on each alternative was required and instructed management to present a further analysis at the Board's quarterly meeting on March 29, 2006.

        From early February 2006 through mid-March 2006, members of management of ATI and AMD and representatives of Morgan Stanley held several meetings in person, as well as by telephone and video conference to discuss a potential business combination, including discussions regarding various strategic, financial, operational and industry ramifications if a transaction were to be pursued.

        On March 29, 2006, the Board met to continue its review of ATI's potential strategic alternatives. The Board received presentations on each alternative from ATI management. ATI management expressed its view that a potential transaction with AMD should be explored further and that for various reasons, a transaction with AMD appeared to be the most favourable alternative based on the available information. The Board also received a presentation from representatives of Credit Suisse on ATI's current financial and competitive status, as well as Credit Suisse's analysis of the strategic alternatives discussed in ATI management's presentations.

Following discussion of these presentations, the Board agreed that ATI management should continue discussions with AMD and report back to the Board in late April/early May with a view to having the Board determine whether it was in the best interest of ATI to pursue further discussions with AMD concerning a potential strategic transaction. The Board also agreed that ATI management should continue to monitor the other strategic alternatives being considered by the Board.

        In April 2006, Mr. Orton met with Drs. Ruiz and Rangarajan and Mr. Meyer to discuss possible timelines and significant transaction terms should it be determined that a transaction would be pursued. Mr. Orton and other members of ATI management (including Patrick Crowley, Senior Vice President, Finance and Chief Financial Officer, and Jason Peterson, Vice President, Finance) and representatives of Credit Suisse met on various occasions with Mr. Meyer and other members of AMD management (including Harry Wolin, Senior Vice President and General Counsel) and Morgan Stanley (AMD's financial advisor) to discuss a possible transaction framework, a possible timetable and various operational and financial matters. During this time, other members of ATI management and Monitor Company also met with members of AMD management to discuss the technological vision for a combined company.

        On May 5, 2006, the Board met to discuss the merits of ATI's strategic alternatives, including a possible strategic transaction with AMD. The Board received further presentations on each alternative from ATI management. Representatives of Credit Suisse also presented on a potential transaction with AMD. The Board also received a presentation from Gowlings on the Board's duties and responsibilities in considering these strategic alternatives. After considering and discussing the presentations, the Board determined that it was in the best interests of ATI to pursue discussions with AMD regarding a potential acquisition of ATI by AMD. The Board directed ATI management to continue monitoring and evaluating the other strategic alternatives. The Board also decided to establish a committee of the Board comprised of Messrs. Fleck (Chair), Chwang and Young, known as the Transaction Committee, to supervise ATI management with the review and negotiation of the potential transaction and to provide the Board with advice and recommendations relating to any potential transaction. The Board determined that Gowlings would act as legal counsel to the Transaction Committee. Later that day, Mr. Orton spoke with Mr. Meyer and Dr. Rangarajan and informed them of the Board's decision to pursue discussions with regard to a potential transaction.

        On May 9, 2006, a letter (which was stated to be non-binding) from Dr. Ruiz to Mr. Orton was delivered proposing that ATI and AMD proceed with due diligence and negotiation of a definitive agreement. The letter attached a draft term sheet that set forth proposed terms, including those related to type of consideration that would be received by ATI Common Shareholders, the proposed composition of AMD's board upon completion of the proposed transaction and deal protection measures. The draft term sheet was provided for the purpose of allowing ATI and AMD to discuss transaction terms that might be appropriate should the parties determine to proceed with a transaction.

        On May 12, 2006, the Transaction Committee met with ATI management to review matters relating to the potential strategic transaction with AMD, including the draft term sheet, and whether it would be appropriate to enter into standstill and exclusivity arrangements with AMD. The Transaction Committee also received a report on the industry and the other potential strategic transaction from Mr. Orton. Following discussion, the Transaction Committee confirmed its agreement with ATI management's positions on AMD's draft term sheet and agreed that ATI management should respond to AMD. ATI and AMD and their advisors then commenced and conducted discussions concerning the draft term sheet.

        On May 20 and 23, 2006, the Transaction Committee had meetings with ATI management and ATI's financial and legal advisors to receive updates on the discussions with AMD and to review a revised draft term sheet received from AMD and the proposed standstill and exclusivity arrangements. The Transaction Committee also received a report from representatives of Credit Suisse regarding the potential transaction. The Transaction Committee provided direction to ATI management regarding a response to the draft term sheet and the proposed standstill and exclusivity arrangements. The Transaction Committee also considered and reviewed the status of the other potential strategic transaction, as to which there were no material developments. Over the course of the next week, management of ATI and AMD and their respective legal and financial advisors had several discussions concerning the provisions of the draft term sheet.

        On May 25, 2006, Messrs. Orton and Peterson, as well as representatives from Credit Suisse and Shearman & Sterling, met in Sunnyvale with members of AMD management, as well as representatives from Morgan Stanley, Latham & Watkins LLP ("Latham & Watkins"), AMD's U.S. counsel, and McCarthy Tétrault LLP ("McCarthys"), AMD's Canadian counsel, to discuss the key issues in the draft term sheet, including transaction structure and consideration and other transaction terms and conditions.

        Discussions on the draft term sheet continued on May 26, 2006. In the afternoon, Mr. Orton had a discussion with Mr. Meyer and Dr. Rangarajan concerning employee retention matters and transaction valuation parameters. Based on the position being taken by AMD on transaction valuation, ATI management, in consultation with representatives of Credit Suisse and Shearman & Sterling, and based upon parameters previously set by the Transaction Committee, determined that further progress could not be made, at which point ATI management terminated the discussions. The Transaction Committee met with ATI management and representatives from Credit Suisse, Shearman & Sterling, Goodmans and Gowlings to receive an update on the discussions with AMD, including the termination of discussions on the draft term sheet. That evening, Latham & Watkins distributed AMD's revised term sheet and initial drafts of an exclusivity agreement and a confidentiality, non-solicitation and standstill agreement.

        Over the weekend of May 27 and 28, 2006, representatives of Credit Suisse and Morgan Stanley had discussions on valuation parameters. In addition, Mr. Orton received a call from Dr. Rangarajan regarding further work that AMD was doing on its views relating to valuation parameters. In the evening of May 28, 2006, the Transaction Committee met with ATI management and representatives of Credit Suisse, Shearman & Sterling, Goodmans and Gowlings to receive an update on these discussions with AMD. On May 30, 2006, the Board met to receive an update on the status of the discussions with AMD and expressed its concurrence with the positions taken by ATI management and the Transaction Committee. Mr. Orton also reported on general industry issues.

        On June 1 and 2, 2006, Mr. Orton had discussions with Mr. Meyer regarding key issues for ATI were it to consider proceeding with further discussions. During the discussion, Mr. Meyer conveyed that AMD would be willing to consider valuation parameters that were closer to valuation parameters that would be acceptable to ATI's Board. In light of this progress, Messrs. Meyer and Orton agreed that management of both companies should re-engage in an attempt to resolve more of the outstanding material issues.

        On June 2, 2006, Messrs. Orton and Peterson and Richard Brait, General Counsel of ATI, as well as representatives from Credit Suisse and Shearman & Sterling, met in Sunnyvale with Mr. Wolin and Dr. Rangarajan, as well as representatives from Morgan Stanley and Latham & Watkins, to discuss the draft term sheet and the provisions of the draft exclusivity agreement and draft confidentiality, non-solicitation and standstill agreement proposed by AMD. Progress toward resolving key issues in the draft term sheet, such as the size of the termination fee, representation on AMD's board and conditions to closing, as well as on the details of the proposed agreements, was made during the day.

        On June 3, 2006, the Transaction Committee met with ATI management and representatives from Credit Suisse, Shearman & Sterling, Goodmans and Gowlings to receive an update on discussions with AMD. The Transaction Committee agreed that the Board should meet to receive an update on the discussions with AMD and to consider the draft exclusivity agreement, as well as the draft confidentiality, non-solicitation and standstill agreement that AMD had proposed at the June 2nd meeting.

        On June 5, 2006, the Board met with ATI management and representatives of Credit Suisse, Shearman & Sterling, Goodmans and Gowlings to receive an update on discussions with AMD. ATI management reviewed the draft term sheet for the Board, including the outstanding issues, as well as the draft exclusivity agreement and draft confidentiality, non-solicitation and standstill agreement. The Transaction Committee reported on its review to date and recommended that the Board authorize management to finalize and enter into the proposed process-related agreements. At this meeting, the Board also received a presentation from representatives of Credit Suisse that included information on termination fees in precedent transactions. Following discussion, including a discussion of the other strategic alternatives available to ATI at that time, the Board determined that it was in the best interests of ATI to finalize and enter into the proposed process-related agreements and thereafter to proceed with due diligence and drafting and negotiation of definitive agreements. The Board authorized ATI management to proceed on this basis while not making a decision at this time to proceed with a transaction.

        Over the next week, ATI and AMD and their legal and financial advisors continued to negotiate the provisions of the draft term sheet, exclusivity agreement and confidentiality, non-solicitation and standstill agreement. On June 13, 2006, the parties finalized the terms of the exclusivity agreement and confidentiality, non-solicitation and standstill agreement, which were then executed by ATI and AMD. Later that day, ATI and AMD opened their electronic due diligence data rooms to each other and Latham & Watkins distributed initial drafts of an acquisition agreement and plan of arrangement.

        From mid-June 2006 through early-July 2006, Messrs. Orton and Peterson had calls and meetings with Dr. Ruiz and Mr. Meyer regarding matters such as the potential organizational structure for a combined entity, including the role for ATI management in that structure, proposed retention programs for ATI personnel, the impact of current market conditions on potential transaction valuation and differences between the parties on views relating to legal and due diligence issues. During this time, the parties and their advisors negotiated the transaction terms and exchanged drafts and comments concerning the draft acquisition agreement and plan of arrangement.

        On June 20, 2006, the Transaction Committee met with ATI management and representatives of Goodmans and Gowlings to receive an update on the negotiations with AMD, including information concerning the progress of negotiations and due diligence. On June 27, 2006, Mr. Fleck, Chairman of the Board, and Mr. Caldwell, a director of ATI, met with Dr. Ruiz in Toronto to discuss strategic issues, including the proposed composition of AMD's board of directors upon completion of the proposed transaction, as well as the progress of the negotiations. On June 28, 2006, the Board received an update on the activities of the Transaction Committee and the negotiations with AMD and related matters. ATI management provided updates on negotiation issues, the status of due diligence, matters relating to employee retention and potential timing. During this meeting, the Board and Transaction Committee provided direction to ATI management concerning the negotiation of the terms of the transaction.

        On July 5, 2006, the Transaction Committee met to receive an update on the negotiations with AMD, including an initial due diligence report from ATI management and Shearman & Sterling, and a report on the negotiation of the acquisition agreement and related matters from ATI management, Shearman & Sterling and Goodmans. The Transaction Committee also received a report from Mr. Orton on matters relating to employee retention, communications and integration matters. The Transaction Committee also received a presentation from Gowlings on matters relating to the ATI Stock Plans and the ATI Deferred Share Unit Plan. Later that day, Mr. Orton also had a call with Mr. Meyer on the status of certain negotiation issues and regarding market volatility and ATI's views on valuation.

        On July 6, 2006, AMD pre-announced its second quarter sales estimates. Thereafter, and over the next several days, Messrs. Orton and Peterson had discussions with Mr. Meyer and Robert Rivet, Executive Vice President and Chief Financial Officer of AMD, regarding the impact of this announcement on potential transaction valuation.

        On July 10, 2006, the Transaction Committee met with ATI management and representatives of Gowlings to receive an update on the negotiations, including discussions on transaction valuation and on outstanding matters relating to the draft acquisition agreement and plan of arrangement. The Transaction Committee provided direction to ATI management regarding the transaction valuation parameters and other matters. On July 16, 2006, the Transaction Committee met with ATI management to receive an update on the negotiations with AMD and the possibility of retaining Genuity as a Canadian financial advisor.

        On July 18, 2006, Mr. Orton had a call with Dr. Ruiz, Mr. Meyer and other senior officers of AMD to discuss potential revised valuation parameters. AMD advised that in light of the transaction valuation and other material issues that remained open, AMD was not prepared to discuss these issues further until after AMD's scheduled quarterly announcement.

        On July 19, 2006, Mr. Orton spoke with Genuity regarding Genuity acting as a financial advisor to ATI. Also on July 19, 2006, the Transaction Committee met with ATI management and representatives from Credit

Suisse, Shearman & Sterling, Goodmans and Gowlings to receive an update on the negotiations with AMD, including reports on market developments and the new transaction valuation parameters proposed by AMD. The Transaction Committee provided further direction to ATI management concerning these new valuation parameters and other terms related to the acquisition agreement and plan of arrangement.

        On July 20, 2006, following the close of the markets, AMD announced its second quarter financial results.

        On July 21, 2006, ATI management and ATI's legal counsel met by conference call with AMD management and AMD's legal counsel to negotiate material outstanding issues in the draft acquisition agreement and other significant matters. Following the close of the markets that day, the Transaction Committee met with ATI management and representatives from Credit Suisse, Shearman & Sterling, Goodmans and Gowlings to receive an update on the negotiations with AMD. While the Transaction Committee meeting was in progress, Mr. Orton had a call with Mr. Meyer in which Mr. Meyer presented AMD's proposal to ATI on valuation. Following his call with Mr. Meyer, Mr. Orton joined the Transaction Committee meeting and reported on market developments during the day, on AMD's proposal and on other matters. The Transaction Committee determined that the Transaction Committee and the Board should meet jointly on the weekend to review AMD's proposal, to review the form of acquisition agreement and plan of arrangement and to formalize the retention of Genuity as Canadian financial advisor.

        On July 22, 2006, the Board met to receive detailed reports on the negotiations with AMD. The Board received a presentation from Goodmans on the Board's duties in considering the transaction with AMD. The Board also received a final report on due diligence from ATI management and Shearman & Sterling, as well as a report on the negotiations and terms of the draft acquisition agreement and plan of arrangement from Shearman & Sterling and Goodmans and on the proposed supply arrangements from ATI management. The Board also received reports from Gowlings on the proposed treatment of ATI Options, ATI RSUs and ATI DSUs. Mr. Orton reported on employee retention, integration and communications matters. Shearman & Sterling also reported to the Board regarding the Morgan Stanley Debt Commitment Letter. Representatives of both Credit Suisse and Genuity gave preliminary presentations on the proposed financial terms of the transaction. The Board approved the retention of Genuity as Canadian financial advisor. The Board adjourned the meeting until the next day.

        During the course of July 22, 2006 and July 23, 2006, management of ATI and AMD and their respective legal and financial advisors resolved the remaining outstanding issues in the acquisition agreement and plan of arrangement and related documents.

        On July 23, 2006, Latham & Watkins distributed a final draft of the acquisition agreement and plan of arrangement. ATI's Board reconvened its meeting that evening and was advised that AMD's board had approved the transaction earlier that day. ATI's Board received a report from ATI management on outstanding issues that had been resolved over the weekend. Representatives of both Credit Suisse and Genuity then reviewed with the Board certain financial analyses and rendered to the Board their respective oral opinions, which were subsequently confirmed by delivery of their respective written opinions that, as of such date and based upon and subject to certain factors and assumptions set forth in such opinions, in the case of the Credit Suisse Fairness Opinion, the consideration to be received by ATI Common Shareholders under the Arrangement was fair, from a financial point of view, to such ATI Common Shareholders, and in the case of the Genuity Fairness Opinion, the consideration to be received by ATI Securityholders under the Arrangement was fair, from a financial point of view, to such ATI Securityholders. The Board adjourned and the Transaction Committee convened a meeting. The Transaction Committee discussed the transaction and determined to recommend that the Board approve the transaction. The Board then reconvened its meeting. The Transaction Committee provided its final report and recommendation to the Board. The Board approved the Acquisition Agreement and the Plan of Arrangement. Later that evening, the Acquisition Agreement was executed by the parties.

        Each of the members of the Board and the executive officers of ATI also entered into voting agreements with AMD as of July 23, 2006.

        On July 24, 2006, AMD and ATI issued a joint press release announcing the transaction.

Recommendation of the Transaction Committee

        The Board established the Transaction Committee to consider the Arrangement. The Transaction Committee unanimously determined that the Arrangement is fair to ATI Common Shareholders and to holders of ATI Options, ATI RSUs and ATI DSUs and is in the best interests of ATI. Accordingly, the Transaction Committee unanimously recommended that the Board approve the Arrangement.

Recommendation of the Board

        The Board has unanimously determined that the Arrangement is fair to ATI Common Shareholders and to holders of ATI Options, ATI RSUs and ATI DSUs, and is in the best interests of ATI. Accordingly, the Board has approved the Arrangement and unanimously recommends that ATI Common Shareholders vote FOR the Arrangement Resolution.

Reasons for the Arrangement

        In evaluating and approving the Arrangement and in making their recommendations, the Transaction Committee and the Board considered a number of factors. In view of the variety of factors considered, each of the Transaction Committee and the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their determinations as to the fairness of the Arrangement and the Board's recommendation to ATI Common Shareholders to vote for the Arrangement Resolution. The potentially positive factors considered by the Transaction Committee and the Board included:

  •
  the Arrangement was the most favourable strategic alternative available to ATI at the time the Acquisition Agreement was entered into;

  •
  the consideration to be received by ATI Common Shareholders for each ATI Common Share pursuant to the Arrangement represented a significant premium to the trading prices of ATI Common Shares prior to the announcement of the Transactions, including a 31% premium to the $15.65 ten trading-day average closing price of the ATI Common Shares on NASDAQ as of July 21, 2006, the last trading date prior to the announcement of the Transactions, and a 24% premium to the $16.56 per share closing trading price of ATI Common Shares on July 21, 2006, in each case based on an AMD Closing Stock Price of $18.26 on the trading day prior to the announcement;

  •
  the consideration is approximately 80% cash, based on an AMD Closing Stock Price of $18.26, which provides more certainty of value to be received by ATI Common Shareholders compared to a transaction in which ATI Common Shareholders would receive primarily non-cash consideration;

  •
  ATI Common Shareholders will have the option to receive cash or stock consideration, subject to proration;

  •
  the combined company will be in a better position than ATI on its own to address the emerging segment of the personal computer market that utilizes the integration of processors and graphics and the expanding consumer electronics markets;

  •
  the combined company will have increased scale to conduct research and development, sell internationally and realize operating and capital raising efficiencies, while reducing its exposure to any one product line or operation;

  •
  ATI's Markham headquarters will remain a significant research and development centre and one of the major business centers of the combined company;

  •
  the combined company will benefit from current ATI directors James D. Fleck and John E. Caldwell joining the board of directors of AMD along with the continued involvement of members of both management teams and the combined technical and operating expertise of each company;

  •
  the Credit Suisse Fairness Opinion, which was rendered to the Board, to the effect that as of the date of the opinion, subject to the limitations and assumptions set forth therein, the consideration to be received by ATI Common Shareholders under the Arrangement is fair, from a financial point of view, to such ATI Common Shareholders;

  •
  the Genuity Fairness Opinion, which was rendered to the Board, to the effect that as of the date of the opinion, subject to the limitations and assumptions set forth therein, the consideration to be received by ATI Securityholders under the Arrangement is fair, from a financial point of view, to such ATI Securityholders;

  •
  AMD's obligations are not subject to a financing condition;

  •
  the terms and conditions of the Acquisition Agreement do not preclude the Board from considering and pursuing a Superior Proposal, provided ATI complies with the terms of the Acquisition Agreement (including the payment of the Termination Fee in certain circumstances);

  •
  the terms and conditions of the Acquisition Agreement, including the consideration to be received by ATI Securityholders, ATI's and AMD's representations, warranties and covenants, and the conditions to their respective obligations, were the product of extensive negotiations with AMD and its advisors;

  •
  the Arrangement Resolution must be approved by not less than two-thirds of the votes cast by ATI Common Shareholders at the Meeting, and the fact that if a higher offer is made to ATI Common Shareholders prior to the Meeting, ATI Common Shareholders are free to support such a higher offer and vote against the Arrangement Resolution;

  •
  the Arrangement Resolution must be approved by the Court, which will consider, among other things, the fairness of the Arrangement to all ATI Securityholders; and

  •
  the availability of Dissent Rights.

        The Transaction Committee and the Board also considered a number of potentially negative factors relating to the Arrangement, including:

  •
  the risks to ATI if the Arrangement is not completed or is delayed, including the costs to ATI in pursuing the Arrangement and the diversion of management's attention away from the conduct of ATI's business in the ordinary course;

  •
  the possibility that the anticipated benefits sought to be achieved in the Arrangement may not be realized;

  •
  the potential impact that the announcement of the Arrangement may have on ATI's business that is related to the Intel microprocessor ecosystem;

  •
  the potential impact that the announcement of the Arrangement may have on ATI's employees and customers, including the possibility that certain customers of AMD and ATI may be less willing to do business with the combined company than with AMD or ATI as stand-alone companies, or may not do business with the combined company at all;

  •
  the conditions to AMD's obligation to complete the Arrangement and the right of AMD to terminate the Acquisition Agreement under certain circumstances;

  •
  the fact that the Arrangement will be a taxable transaction and, as a result, ATI Common Shareholders will generally be required to pay taxes on any gains that result from their receipt of the consideration in the Arrangement; and

  •
  the limitations contained in the Acquisition Agreement on ATI's ability to solicit additional interest from third parties, as well as the fact that if the Acquisition Agreement is terminated under certain circumstances, ATI must pay a $162.0 million Termination Fee to AMD and that, under certain circumstances, ATI must reimburse AMD for certain expenses, as described in "The Acquisition Agreement — Termination Fee" and "The Acquisition Agreement — Expense Reimbursement".

        In reaching their determinations, the Transaction Committee and the Board also considered and evaluated, among other things:

  •
  information concerning the business, operations, property, assets, financial condition, operating results and prospects of ATI and AMD;

  •
  current industry, economic and market conditions and trends; and

  •
  historical market prices and trading information with respect to ATI Common Shares and AMD Common Stock.

Fairness Opinions

  Credit Suisse Fairness Opinion

        Credit Suisse was retained to act as a Financial Advisor to the Board in connection with, among other things, a potential acquisition by AMD and to provide its opinion as to the fairness to ATI Common Shareholders, from a financial point of view, of the consideration to be received by ATI Common Shareholders under the Arrangement.

        At the meeting of the Board on July 23, 2006, Credit Suisse delivered the Credit Suisse Fairness Opinion to the Board stating that as of the date of its opinion, and subject to the limitations and assumptions set forth therein, the consideration to be received by ATI Common Shareholders under the Arrangement was fair, from a financial point of view, to such ATI Common Shareholders.

        The Credit Suisse Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to ATI nor does it address ATI's underlying business decision to effect the Arrangement. The Credit Suisse Fairness Opinion does not address any aspect or implication of the Arrangement or any agreement, arrangement or understanding entered into in connection with the Arrangement, except as specifically set forth in the Credit Suisse Fairness Opinion.

        In arriving at the Credit Suisse Fairness Opinion, Credit Suisse has, among other things: (i) reviewed drafts of the Acquisition Agreement and the Plan of Arrangement; (ii) reviewed certain publicly available business and historical financial information relating to ATI and AMD; (iii) reviewed certain other information, including financial forecasts relating to the business and financial prospects of ATI and AMD that were provided to or discussed with them by members of the management of ATI and AMD; (iv) met with members of the management of ATI and AMD to discuss the business and prospects of ATI and AMD, respectively; (v) considered certain financial and stock market data of ATI and AMD and compared that data with similar data for publicly held companies in businesses they deemed similar to those of ATI and AMD, respectively; (vi) considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions that have been effected or announced; and (vii) considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that they deemed relevant.

        With ATI's consent, Credit Suisse did not assume any responsibility for independent verification of any of the information they reviewed for the purpose of their opinion and, with ATI's consent, relied on such information being complete and accurate in all material respects. The Credit Suisse Fairness Opinion was provided for the benefit of the Board in connection with, and for the purpose of, its evaluation of the Arrangement. Such opinion does not constitute a recommendation to any ATI Common Shareholder as to how such ATI Common Shareholder should vote or act with respect to any matter relating to the Arrangement.

        The full text of the Credit Suisse Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Credit Suisse in rendering its opinion, is attached as Appendix C to this Circular. ATI Common Shareholders are urged to read the Credit Suisse Fairness Opinion in its entirety. The summary of this opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

        Credit Suisse has acted as a Financial Advisor to ATI in connection with the Arrangement and will receive fees for its services, a significant portion of which is contingent upon the completion of the Arrangement. Credit

Suisse will also receive a fee for rendering the Credit Suisse Fairness Opinion and ATI has agreed to indemnify Credit Suisse for certain liabilities and other items arising out of its engagement.

        From time to time, Credit Suisse and its Affiliates have in the past provided, and in the future may provide, investment banking and other financial services to ATI, for which they have received, and would expect to receive, compensation and Credit Suisse and its Affiliates have in the past provided, and in the future may provide, investment banking and other financial services to AMD, for which they have received, and would expect to receive, compensation. In the ordinary course of business, Credit Suisse and its Affiliates may acquire, hold or sell, for its or their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of ATI, AMD and any other company that may be involved in the Arrangement, as well as provide investment banking and other financial services to such companies.

  Genuity Fairness Opinion

        Genuity was retained to act as a Financial Advisor to the Board to provide, among other things, its opinion as to the fairness to the ATI Securityholders, from a financial point of view, of the consideration to be received by such ATI Securityholders under the Arrangement.

        At the meeting of the Board on July 23, 2006, Genuity delivered the Genuity Fairness Opinion to the Board that as of the date of its opinion, and subject to the limitations and assumptions set forth therein, the consideration to be received by ATI Securityholders under the Arrangement is fair, from a financial point of view, to such ATI Securityholders.

        The Genuity Fairness Opinion does not address the relative merits of the Arrangement as compared to other business strategies or transactions that might be available with respect to ATI or ATI's underlying business decision to effect the Arrangement. The Genuity Fairness Opinion does not address any terms of the Acquisition Agreement or the Plan of Arrangement, except as specifically set forth in the Genuity Fairness Opinion.

        In arriving at the Genuity Fairness Opinion, Genuity has, among other things: (i) reviewed an execution draft of the Acquisition Agreement and the Plan of Arrangement attached as an exhibit thereto; (ii) reviewed current and historical market prices of the ATI Common Shares and shares of AMD Common Stock; (iii) reviewed certain publicly available business and historical financial information relating to ATI and AMD; (iv) reviewed certain internal financial information and other data relating to the business and financial prospects of ATI and AMD that were provided to them by ATI and AMD, respectively and are not publicly available, including financial forecasts and estimates prepared by or discussed with management of ATI and AMD; (v) conducted discussions with members of the senior management of ATI and AMD concerning the business and financial prospects of ATI and AMD, respectively; (vi) reviewed publicly available financial and stock market data with respect to certain other companies they believe to be generally relevant; (vii) compared the financial terms of the Arrangement with the publicly available financial terms of certain other transactions they believe to be generally relevant; (viii) reviewed analyst research commentary on ATI, AMD and other selected companies considered relevant; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as they deemed necessary or appropriate.

        With ATI's consent, Genuity did not assume any responsibility for independent verification of any of the information they reviewed for the purpose of their opinion and, with ATI's consent, relied on such information being complete and accurate in all material respects. The Genuity Fairness Opinion is provided for the benefit of the Board in connection with, and for the purpose of, its evaluation of the Arrangement. Such opinion does not constitute a recommendation to any ATI Common Shareholder as to how such ATI Common Shareholder should vote or act or to any ATI Securityholder as to how such ATI Securityholder should act, with respect to any matter relating to the Arrangement.

        The full text of the Genuity Fairness Opinion, which sets forth, among other things, assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by Genuity in rendering its opinion, is attached as Appendix D to this Circular. ATI Securityholders are urged to read the Genuity Fairness Opinion in its entirety. The summary of this opinion described in this Circular is qualified in its entirety by reference to the full text of such opinion.

        Genuity has acted as a Financial Advisor to the Transaction Committee and the Board in connection with the Arrangement and will receive a fee for its services, including a fee for the delivery of the Genuity Fairness Opinion and fees that are contingent upon the completion of the Arrangement.

        In the ordinary course of their businesses, Genuity and its Affiliates may actively trade or hold securities of ATI or AMD and may actively trade or hold loans of ATI, AMD and their respective Affiliates for their own accounts or for the accounts of customers and, accordingly, Genuity or its Affiliates may at any time hold long or short positions in such securities or loans. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to ATI, AMD or the Arrangement.

Required ATI Common Shareholder Approval

        At the Meeting, ATI Common Shareholders will be asked to vote to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of not less than two-thirds of the votes cast by ATI Common Shareholders present in person or represented by proxy at the Meeting. The Arrangement Resolution must be passed by the requisite two-thirds majority in order for ATI to seek the Final Order and implement the Arrangement on the Closing Date in accordance with the Final Order. Notwithstanding the approval by ATI Common Shareholders of the Arrangement Resolution, ATI and AMD each reserve the right not to proceed with the Arrangement if the other conditions to Closing are not satisfied in accordance with the terms of the Acquisition Agreement.

Voting Agreements

        AMD entered into voting agreements with each of the members of the Board and executive officers of ATI, as of July 23, 2006. The voting agreements require that such Board members and executive officers, in their capacity as ATI Common Shareholders, vote their ATI Common Shares in favour of the Arrangement. The directors and executive officers of ATI collectively hold less than 1% of the outstanding ATI Common Shares. Pursuant to each agreement, and subject to the terms and conditions contained in each agreement, each director and executive officer of ATI has agreed, among other things, that until the earlier of the Effective Date and the termination of the Acquisition Agreement:

  •
  to vote or to cause to be voted his ATI Common Shares in favour of the Arrangement at the Meeting and not to vote such ATI Common Shares in favour of certain other transactions;

  •
  not to grant or agree to grant any proxy or other right to vote his ATI Common Shares, or enter into any voting trust or other agreement with respect to the right to vote as to his ATI Common Shares;

  •
  not to sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of, any of his ATI Common Shares or other ATI Securities (other than the deemed disposition of ATI Options upon exercise thereof, the deemed disposition of ATI RSUs upon vesting thereof and the sale of ATI Common Shares received upon exercise of ATI Options and vesting of ATI RSUs) or agree to do any of the foregoing; and

  •
  not to seek or solicit any such sale, assignment, transfer, encumbrance or other disposition or any such contract, option or other arrangement or understanding and agrees to notify AMD promptly, and to provide all details requested by AMD, if approached or solicited, directly or indirectly, by any person with respect to any of the foregoing.

        The voting agreements automatically terminate if the Acquisition Agreement is terminated in accordance with its terms.

ARRANGEMENT MECHANICS

        The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is attached as Appendix E to this Circular. The Plan of Arrangement will become effective at and will be binding at and after, the Effective Time on (i) ATI, (ii) AMD, (iii) the Purchaser, and (iv) all holders and all beneficial owners of ATI Common Shares, ATI Options, ATI SARs, ATI RSUs and ATI DSUs.

Treatment of ATI Common Shares

        The Acquisition Agreement provides for the acquisition of all of the outstanding ATI Common Shares by the Purchaser by way of a court-approved plan of arrangement under section 192 of the CBCA. Prior to the Effective Time, each ATI Common Shareholder (other than ATI Common Shareholders who exercise the Dissent Rights, ATI, AMD, their subsidiaries or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) may elect to receive, subject to proration, in respect of each ATI Common Share held by such ATI Common Shareholder, either:

  (a)
  cash consideration (the "Cash Election") equal to the sum of (i) $16.40 and (ii) the product of (x) 0.2229 and (y) the volume weighted average trading price of the AMD Common Stock on the NYSE during the ten trading days prior to the closing date (the "AMD Closing Stock Price") of the Acquisition, rounded to the nearest cent (the "Purchase Price per ATI Common Share"); or

  (b)
  stock consideration (the "Stock Election") comprised of that number of shares of AMD Common Stock equal to the number, calculated to four decimal places, obtained by dividing (i) the Purchase Price per ATI Common Share by (ii) the AMD Closing Stock Price (the "Exchange Ratio"),

in each case, as elected by the ATI Common Shareholder in the Letter of Transmittal and Election Form.

        For example, assuming an AMD Closing Stock Price of $26.48, which was the closing price of the AMD Common Stock on the last trading day prior to the date of this Circular, the consideration for each outstanding ATI Common Share for which there is a Cash Election would be $22.30, calculated as follows:

$16.40 + (0.2229 × ($26.48)) = $22.30

        Similarly, assuming an AMD Closing Stock Price of $26.48 and a Purchase Price per ATI Common Share of $22.30, the consideration for each outstanding ATI Common Share for which there is a Stock Election would be 0.8421 shares of AMD Common Stock, calculated as follows:

($22.30) ÷ ($26.48) = 0.8421

        Fluctuations in the trading price of the AMD Common Stock from the prices provided in the examples above will impact the calculation of the AMD Closing Stock Price, which will result in different cash and share consideration paid to ATI Common Shareholders following their choice of the Cash Election or the Stock Election, as applicable.

  Treatment of AMD, the Purchaser and ATI

        Any ATI Common Shares held by AMD, ATI or any of their subsidiaries on the Effective Date will be excluded from the Arrangement.

  Elections

        Under the Arrangement, ATI Common Shareholders may elect to receive, subject to proration, in respect of each ATI Common Share, either cash or shares of AMD Common Stock. Any ATI Common Shareholder who wishes to make a Cash Election or a Stock Election with respect to any or all of such holder's ATI Common Shares must do so prior to the Election Deadline in accordance with the procedures described below.

        Accompanying this Circular is a Letter of Transmittal and Election Form. The Letter of Transmittal and Election Form, when properly completed, duly executed and returned together with a share certificate or certificates representing ATI Common Shares and all other required documents, will enable each Registered ATI Common Shareholder (other than an ATI Common Shareholder who exercises the Dissent Rights, AMD, ATI, their subsidiaries or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) to make a Cash Election or Stock Election. The Letter of Transmittal and Election Form contains complete instructions on how to make the election. Only Registered ATI Common Shareholders may complete a Letter of Transmittal and Election Form. An ATI Common Shareholder who is a Non-Registered ATI Common Shareholder and wishes to make an election must arrange for the Registered ATI Common Shareholder holding its ATI Common Shares to deliver a Letter of Transmittal and Election Form making that election. Under the Arrangement, ATI Common Shares held by a trustee or custodian for the benefit of participants under the ATI RSU Plans will not be subject to election between cash and stock consideration but will be exchanged only for shares of AMD Common Stock, based upon the Exchange Ratio.

  Elections Deadline

        Any ATI Common Shareholder who wishes to make a Cash Election or Stock Election must so elect by the Election Deadline in accordance with the procedures described below.

        The Letter of Transmittal and Election Form must be received by the Depositary by the Election Deadline, which is 5:00 p.m. local time on the Election Date specified in the Letter of Transmittal and Election Form at the places specified for deposit in the Letter of Transmittal and Election Form.

        If, after this Circular and the accompanying Letter of Transmittal and Election Form have been mailed, ATI and AMD determine that the Effective Date is not reasonably likely to occur by the tenth Business Day after the Election Date specified in the Letter of Transmittal and Election Form, then the date by which the Letter of Transmittal and Election Form must be received will be extended to a date that the parties expect to be not more than ten Business Days before the Effective Date. In the event that the date by which the Letter of Transmittal and Election Form must be received is extended, ATI shall provide at least five days' notice of the new Election Date to ATI Common Shareholders by means of press release broadly disseminated in Canada (both in French and English) and the United States.

  Proration Provisions

        The following describes the allocation of the cash and stock consideration under the Arrangement and the proration rules that apply.

  Cash

        The aggregate cash to be paid (other than cash paid in lieu of fractional shares) under the Arrangement to ATI Common Shareholders (other than any ATI Common Shareholder who exercises the Dissent Rights) will not exceed the Cash Available. Cash Available is equal to (i) the product of (a) the Purchase Price per ATI Common Share and (b) the number of ATI Common Shares outstanding prior to the Effective Time (other than ATI Common Shares held by an ATI Common Shareholder who exercises the Dissent Rights, AMD, ATI, any of their subsidiaries or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) minus (ii) the product of (a) Shares Available and (b) the AMD Closing Stock Price.

        If ATI Common Shareholders elect or are deemed to have elected to receive more cash in the aggregate than the Cash Available, each ATI Common Shareholder who elected or is deemed to have elected to receive cash will receive a prorated amount of cash, which in the aggregate equals the Cash Available. Such ATI Common Shareholders will also receive shares of AMD Common Stock based on the Exchange Ratio in lieu of cash they would otherwise have received as consideration, but for the effect of the proration provisions.

        For example, assuming (i) an ATI Common Shareholder owns 100 ATI Common Shares and elects to receive cash for all 100 ATI Common Shares, (ii) an AMD Closing Stock Price of $26.48, (iii) an Exchange Ratio of 0.8421, and (iv) a Purchase Price per ATI Common Share of $22.30, if the Aggregate Amount of Cash Elected

is $5.0 billion and the Cash Available is $4.0 billion, then such ATI Common Shareholder will be entitled to receive $1,784 in cash and 16.84 shares of AMD Common Stock (subject to payment in cash for fractional shares), determined as follows:

Step 1:	Determining Proration
Cash Available ÷ Aggregate Amount of Cash Elected
= $4 billion ÷ $5 billion
= 0.8

Step 2:	Determining Cash Consideration
0.8 × (# of ATI Common Shares for which Cash Election is made) × (Purchase Price per ATI Common Share)
= 80 ATI Common Shares × $22.30
= $1,784

Step 3:	Determining Share Consideration
0.2 × (# of ATI Common Shares for which Cash Election is made) × (Exchange Ratio)
= 20 ATI Common Shares × 0.8421
= 16.84 shares of AMD Common Stock

  AMD Common Stock

        The total number of shares of AMD Common Stock to be issued to ATI Common Shareholders (other than any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans) under the Arrangement will not exceed the Shares Available, which is equal to the lesser of (a) the product, rounded down to the nearest whole number, of (i) 0.2229 and (ii) the aggregate number of ATI Common Shares outstanding immediately prior to the Effective Time (other than ATI Common Shares held by an ATI Common Shareholder who exercises the Dissent Rights, ATI, AMD, their subsidiaries or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans), and (b) the Maximum Share Number. The Maximum Share Number is equal to the difference between (i) 19.9% of the number of shares of AMD Common Stock outstanding immediately prior to the Effective Time and (ii) the number of shares of AMD Common Stock issuable upon exercise of all ATI Options assumed in the Arrangement and upon vesting of all ATI RSUs assumed in the Arrangement, and, without duplication, upon exchange of ATI Common Shares held by any custodian or trustee under an ATI RSU Plan for the benefit of participants under such ATI RSU Plan. If ATI Common Shareholders elect or are deemed to have elected to receive more shares of AMD Common Stock in the aggregate than the Shares Available, each ATI Common Shareholder who elected or is deemed to have elected to receive AMD Common Stock will be deemed to have made the Stock Election in respect of a prorated number of ATI Common Shares and to have made the Cash Election in respect of its remaining ATI Common Shares such that the aggregate number of shares of AMD Common Stock issuable equals the Shares Available (subject to payment in cash for fractional shares). Such ATI Common Shareholders will also receive cash consideration based on the AMD Closing Stock Price in lieu of shares of AMD Common Stock which they would otherwise have received as consideration, but for the effect of the proration provisions.

        For example, assuming (i) an ATI Common Shareholder owns 100 ATI Common Shares and elects to receive AMD Common Stock for all 100 ATI Common Shares, (ii) an AMD Closing Stock Price of $26.48, (iii) an Exchange Ratio of 0.8421, and (iv) a Purchase Price per ATI Common Share of $22.30, if the Aggregate Number of Shares Elected is 50,000,000 and there are 40,000,000 Shares Available, then the ATI Common

Shareholder will be entitled to receive 67.37 shares of AMD Common Stock, subject to payment in cash for fractional shares, and $445.95 in cash, determined as follows:

Step 1:	Determining Proration
Shares Available ÷ Aggregate Shares Elected
= 40,000,000 ÷ 50,000,000
= 0.8

Step 2:	Determining Share Consideration
0.8 × (# of ATI Common Shares for which Stock Election is made) × (Exchange Ratio)
= 80 ATI Common Shares × 0.8421
= 67.37 shares of AMD Common Stock (subject to payment in cash for fractional shares)

Step 3:	Determining Cash Consideration
(# shares of AMD Common Stock foregone ÷ Exchange Ratio) × Purchase Price per ATI Common Share
= ((84.21 - 67.37) ÷ 0.8421) × $22.30
= $445.95

  Fractional Shares

        No fractions of shares of AMD Common Stock will be issued in exchange for ATI Common Shares under the Arrangement and such fractional shares will not entitle the owner to exercise any rights as a shareholder of AMD. In lieu of any fractional shares of AMD Common Stock, each holder otherwise entitled to a fraction of a share of AMD Common Stock will be entitled to receive a cash payment in U.S. dollars equal to the product of the fractional share and the AMD Closing Stock Price.

  Failure to Elect

        After application of the proration provisions referred to above in respect of all ATI Common Shares for which an effective election has been made, each holder of ATI Common Shares for which an election is entitled to be made but no effective election has been made ("Non-Election Shares") will be deemed to have elected to receive in exchange for such share, (x) if the Aggregate Amount of Cash Elected equals or exceeds the Cash Available, such number of shares of AMD Common Stock as is equal to the Exchange Ratio, (y) if the Aggregate Number of Shares Elected equals or exceeds the Shares Available, the Purchase Price per ATI Common Share in cash, without interest, or (z) if neither clause (x) or (y) is applicable, (1) an amount of cash equal to (A) the Cash Available minus the Aggregate Amount of Cash Elected divided by (B) the number of outstanding Non-Election Shares (the "Non-Election Cash Amount") and (2) the number of shares of AMD Common Stock equal to (A) the Exchange Ratio multiplied by (B) a fraction, calculated to four decimal places, the numerator of which is the Purchase Price per ATI Common Share minus the Non-Election Cash Amount and the denominator of which is the Purchase Price per ATI Common Share.

Treatment of ATI Options and ATI SARs

  ATI Options

        Each ATI Option outstanding immediately prior to the Effective Time will be converted into a Replacement Option to purchase that number of shares of AMD Common Stock equal to the number of ATI Common Shares underlying such ATI Option multiplied by the Exchange Ratio, rounded down to the nearest whole share. For an ATI Option:

  •
  with an exercise price denominated in Canadian dollars, such Replacement Option will provide for an exercise price per share of AMD Common Stock in United States dollars equal to (x) the exercise price per ATI Common Share of such ATI Option immediately prior to the Effective Time, divided by (y) the Exchange Ratio, divided by (z) the Currency Exchange Rate, or

  •
  with an exercise price denominated in United States dollars, such Replacement Option will provide for an exercise price per share of AMD Common Stock in United States dollars equal to (x) the exercise price per ATI Common Share of such ATI Option immediately prior to the Effective Time divided by (y) the Exchange Ratio, in each case rounded up to the nearest $0.01.

        The expiration, manner of exercising, vesting schedule and all other terms and conditions of each Replacement Option will otherwise be the same as the terms and conditions of such ATI Option. Except as specified in the Plan of Arrangement, any document or agreement previously evidencing such ATI Option will thereafter evidence and be deemed to evidence such Replacement Option with any adjustments deemed to be made thereto as are necessary to ensure consistency with the terms of the Plan of Arrangement.

  ATI SARs

        Each ATI SAR outstanding immediately prior to the Effective Time will be exchanged for or converted, under the ATI Common Share Option Plan, into Replacement SARs such that the number of Replacement SARs received by a holder of ATI SARs will be equal to such number of ATI SARs multiplied by the Exchange Ratio, rounded down, in the case of fractions, to the nearest whole number. Any such Replacement SARs will be attached to Replacement Options in the same way as ATI SARs were attached to ATI Options immediately prior to the Effective Time.

        Each Replacement SAR will entitle the holder thereof, at his or her discretion and pursuant to the terms of the ATI Common Share Option Plan, to surrender to AMD the unexercised vested Replacement Options to which the Replacement SARs are attached and to receive from AMD such number of newly issued shares of AMD Common Stock as determined by the following formula:

Number of shares of AMD Common Stock to be newly issued upon exercise of Replacement SARs	=	Number of Replacement SARs exercised	×	Share Premium Surrender Price

        The expiration, manner of exercising and all other terms and conditions of such Replacement SARs will otherwise be the same as the terms and conditions of such ATI SARs. Except as specified in the Plan of Arrangement, any document or agreement previously evidencing such ATI SARs will thereafter evidence and be deemed to evidence the corresponding Replacement SARs, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the terms of the Plan of Arrangement.

Treatment of ATI RSUs

        Each ATI RSU outstanding under the ATI Stock Plans as of the Effective Time will be deemed to become, under the relevant ATI RSU Plan, a right (an "AMD RSU") to acquire or receive (as the case may be) (i) that number of shares of AMD Common Stock equal to the number of ATI Common Shares underlying such ATI RSU multiplied by the Exchange Ratio rounded down to the nearest whole share, or (ii) in respect of the ATI Global RSU Plan, an amount of cash determined under the ATI Global RSU Plan by reference to the value of a share of AMD Common Stock on the NYSE, multiplied by the Exchange Ratio on the relevant date. Each AMD RSU will otherwise be subject to the same terms and conditions applicable to the corresponding ATI RSU under the relevant ATI Stock Plan. Except as specified in the Plan of Arrangement, any document or agreement previously evidencing such ATI RSUs will thereafter evidence and be deemed to reference AMD RSUs, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the terms of the Plan of Arrangement.

        Under the Arrangement, ATI Common Shares held by a trustee or custodian for the benefit of participants under the ATI RSU Plans will not be subject to election between cash and stock consideration but will be exchanged only for shares of AMD Common Stock, based upon the Exchange Ratio.

Treatment of ATI DSUs

        Each ATI DSU outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and terminated by ATI and each holder thereof, whether vested or unvested, will be entitled to receive from ATI, a cash amount per ATI DSU equal to the Purchase Price per ATI Common Share. In the case of an Eligible Director who is a resident of the United States, the amount payable referred to above, will be payable on the later of January 1, 2007 and the Effective Time. At the Effective Time, the ATI Deferred Share Unit Plan will be cancelled.

        Within 10 days of the Effective Date (or such later date if required for any Eligible Director who is a resident of the United States), the Depositary will pay by certified cheque or bank draft to each holder of ATI DSUs the amount of cash such holder is entitled to receive pursuant to the terms of the Plan of Arrangement.

Non-Qualifying Jurisdictions

        No share of AMD Common Stock, Replacement Option or Replacement SAR will be issued in exchange for ATI Common Shares, ATI Options or ATI SARs, as the case may be, and no ATI RSU will be deemed to become an AMD RSU where the holder of the ATI Common Shares, ATI Options, ATI SARs or ATI RSUs to be so exchanged (i) is resident in India unless all required approvals of the Reserve Bank of India have been obtained or (ii) is resident in a jurisdiction where the issuance of AMD Common Stock, Replacement Options or Replacement SARs or the assumption of such ATI RSU would subject any Person to any risk of criminal liability. In such case, the affected ATI Options, ATI SARs and ATI RSUs will be cancelled. Each ATI Common Shareholder who is resident in such jurisdiction who would otherwise be entitled to receive shares of AMD Common Stock in exchange for their ATI Common Shares will be entitled to receive a cash payment equal to the net proceeds after expenses received by the Depositary upon the sale of shares of AMD Common Stock to which such ATI Common Shareholder would otherwise be entitled. The Depositary will sell such shares of AMD Common Stock by private sale (including by way of sale through the facilities of the NYSE) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary to the ATI Common Shareholder who is resident in such jurisdiction who would otherwise be entitled to receive AMD Common Stock.

        In the event that Replacement Options or Replacement SARs are not issued in exchange for ATI Options or ATI SARs and AMD RSUs are not issued in exchange for ATI RSUs because of circumstances described in the preceding paragraph, and in any such case, the affected ATI Options, ATI SARs and ATI RSUs are cancelled for no consideration, AMD will issue options and restricted stock unit awards to acquire or receive (as the case may be) that number of shares of AMD Common Stock, in an economically equivalent amount of, and vesting on the same schedule as, such cancelled ATI Options, ATI SARs or ATI RSUs, in a reasonable time after the Effective Time, to any holder of such affected ATI Options, ATI SARs or ATI RSUs. In the event that AMD does not issue options and restricted stock unit awards to acquire or receive (as the case may be) that number of shares of AMD Common Stock to any holder of such cancelled ATI Options, ATI SARs or ATI RSUs, AMD will deliver as soon as practicable to such holder an amount in cash equal to the Spread Value of the vested Replacement Options or AMD RSUs that such holder would have received on the Effective Date. Notwithstanding the foregoing, AMD will not be required to take any action that would subject any Person to risk of criminal liability.

Procedure for Exchange of Share Certificates

  Payment of Cash and Issuance of Share Certificates Representing AMD Common Stock

        Upon surrender to the Depositary of a certificate representing ATI Common Shares together with a duly completed Letter of Transmittal and Election Form and all other required documents, the ATI Common Shareholder holding such surrendered certificate shall be entitled to receive the amount of cash such ATI

Common Shareholder is entitled to receive under the Arrangement (together with any unpaid dividends or distributions declared on the ATI Common Shares prior to the Effective Time), and a certificate representing the number (rounded down, in the case of fractions, to the nearest whole number) of shares of AMD Common Stock that such ATI Common Shareholder has the right to receive under the Arrangement (together with any dividends or distributions in respect of AMD Common Stock to which the ATI Common Shareholder is entitled, as described below under "Distributions with respect to Unsurrendered Certificates"). Only Registered ATI Common Shareholders may complete a Letter of Transmittal and Election Form. An ATI Common Shareholder who is a Non-Registered ATI Common Shareholder and wishes to obtain the consideration that an ATI Common Shareholder is entitled to receive under the Arrangement must arrange for the Registered ATI Common Shareholder holding its ATI Common Shares to deliver to the Depositary a Letter of Transmittal and Election Form together with the certificate or certificates representing that ATI Common Shareholder's ATI Common Shares.

        No interest will be paid or accrued on the cash, if any, payable to holders of certificates that formerly represented ATI Common Shares. In the event of a transfer of ownership of such ATI Common Shares that was not registered in the securities register of ATI, the amount of cash payable for such ATI Common Shares under the Arrangement may be delivered, or a certificate representing the proper number of shares of AMD Common Stock may be issued, to the transferee if the certificate representing such ATI Common Shares and accompanying documentation are presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered, each certificate that immediately prior to or upon the Effective Time represented one or more outstanding ATI Common Shares that, under the Arrangement, were exchanged or were deemed to be exchanged for cash and/or AMD Common Stock shall be deemed at all times and after the Effective Time, but subject to the following paragraph — "Distributions with Respect to Unsurrendered Certificates", to represent only the right to receive upon such surrender the cash and shares of AMD Common Stock described above.

  Distributions with Respect to Unsurrendered Certificates

        No dividends or other distributions paid, declared or made with respect to AMD Common Stock with a record date after the Effective Time, will be paid to the holder of any unsurrendered ATI Common Share certificate unless and until the holder of such certificate surrenders such certificate together with all required documentation as described above. Subject to applicable law, when such holder complies with these procedures (or, in the case of clause (iii) below, at the appropriate payment date), the holder will be paid without interest (i) the amount of any cash payable in lieu of fractional shares of AMD Common Stock to which such holder is entitled, (ii) the amount of dividends or other distributions with a record date after the Effective Time paid with respect to the AMD Common Stock to which such holder is entitled, and (iii) on the appropriate payment date, the amount of dividends or other distributions payable with respect to AMD Common Stock with a record date after the Effective Time but prior to the date of compliance by such holder and a payment date subsequent to the date of such compliance.

  Extinguishment of Rights

        Any ATI Common Share certificate, other than one that represents shares for which a Dissenting Shareholder is ultimately entitled to be paid the fair value, that has not been deposited with all other instruments as required pursuant to the terms of the Plan of Arrangement, on or prior to the sixth anniversary of the Effective Date will cease to represent a claim or interest of any kind or nature to AMD Common Stock. On such date, shares of AMD Common Stock (and any dividends or distributions with respect thereto) and cash, if any, to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled will be deemed to have been surrendered for no consideration to the Purchaser, together with all entitlements to dividends, distributions, cash and interest in respect thereof held for such former holder. None of AMD, the Purchaser, ATI or the Depositary will be liable to any Person in respect of any shares of AMD Common Stock (or dividends, distributions and/or cash in lieu of fractional shares) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

  Withholding Rights

        ATI, AMD, the Purchaser and the Depositary will be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of ATI Common Shares, ATI Options, ATI SARs, ATI RSUs, ATI DSUs or AMD Common Stock, such amounts as ATI, AMD, the Purchaser or the Depositary is required or entitled to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of federal, provincial, territorial, state, local or foreign tax law. To the extent that amounts are so withheld and remitted to the appropriate taxing authority, the withheld amounts will be treated as having been paid to the holder of the shares in respect of which such deduction and withholding was made. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder exceeds the cash portion, if any, of the consideration otherwise payable to the holder, ATI, AMD, the Purchaser and the Depositary are authorized to sell or otherwise dispose of, on behalf of such holder, such portion of the consideration as is necessary to provide sufficient funds to ATI, AMD, the Purchaser or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and ATI, AMD, the Purchaser or the Depositary will notify the holder and remit any unapplied balance of the proceeds of such sale less any costs or expenses incurred by ATI, AMD, the Purchaser or the Depositary in connection with such sale.

  Lost Certificates

        Where a certificate for ATI Common Shares has been destroyed, lost or stolen, the registered holder of that certificate should immediately contact the Transfer Agent toll free at 1-800-387-0825. Following receipt of an affidavit of loss, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash and/or certificates representing shares of AMD Common Stock otherwise deliverable with respect to the lost, stolen or destroyed certificate. Before receiving any cash or stock certificates, the registered holder of the lost, stolen or destroyed certificate will also be required to give a satisfactory bond or otherwise satisfactorily indemnify AMD, ATI and Purchaser against any claim that may be made against them with respect to the lost, stolen or destroyed certificate.

Interests of Directors and Senior Management in the Arrangement

        In considering the recommendations of the Board with respect to the Arrangement, ATI Common Shareholders should be aware that certain members of ATI's Board and senior management have certain interests in connection with the Arrangement that may present them with actual or potential conflicts of interest in connection with the Arrangement. The Transaction Committee and the Board are aware of these interests and considered them along with other matters described below.

  Directors

        David E. Orton, the Chief Executive Officer and President of ATI, and Richard Brait, General Counsel of ATI, are both directors of ATI. Please see below under the heading "Officers" for a discussion of the interests of Messrs. Orton and Brait in the Arrangement.

        The non-executive directors of ATI beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 381,786 ATI Common Shares, representing less than 1% of the ATI Common Shares outstanding as of the close of business on the date of this Circular. All of the ATI Common Shares held by the directors of ATI will be treated in the same fashion under the Arrangement as ATI Common Shares held by any other ATI Common Shareholder.

        The non-executive directors of ATI beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 120,000 ATI Options, representing less than 1% of the ATI Options outstanding as of the close of business on the date of this Circular. All of the ATI Options held by the directors of ATI will be treated in the same manner under the Arrangement as ATI Options held by every other holder of ATI Options. As contemplated by the Arrangement, all ATI Options will be converted into Replacement Options.

        Under the Arrangement, directors of ATI are entitled to receive cash payments in respect of ATI DSUs granted to them under the ATI Deferred Share Unit Plan. Please see "Arrangement Mechanics — Treatment of ATI DSUs" for a discussion of the treatment of ATI DSUs under the Arrangement.

        The members of the Board hold less than 1% of the outstanding ATI Common Shares as at September 12, 2006 and have entered into voting agreements with AMD pursuant to which, among other things, they have agreed that they will vote their ATI Common Shares in favour of the Arrangement. See "The Arrangement — Voting Agreements".

        At the Effective Time, each of James D. Fleck and John E. Caldwell will become members of the board of directors of AMD.

  Officers

        The executive officers of ATI (including Messrs. Orton and Brait), in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 1,063,002 ATI Common Shares, representing less than 1% of the ATI Common Shares outstanding as of the date of this Circular. All of the ATI Common Shares held by the officers of ATI will be treated in the same manner under the Arrangement as ATI Common Shares held by any other ATI Common Shareholder.

        The executive officers of ATI, in the aggregate, beneficially own, directly or indirectly, or exercise control or direction over 2,560,211 ATI Options and 141,419 ATI RSUs, representing approximately 13% of the ATI Options and 4% of the ATI RSUs outstanding as of the close of business on September 12, 2006. All of the ATI Options and ATI RSUs held by the executive officers of ATI will be treated in the same manner under the Arrangement as ATI Options and ATI RSUs held by any other holder of ATI Options and ATI RSUs, respectively.

        Certain of the executive officers of ATI, including David E. Orton, the Chief Executive Officer and President of ATI, have agreed to accept positions with AMD, all of whom have been presented and agreed to arrangements that provide for, among other things, the grant of restricted stock unit awards and the payment of retention bonuses.

        The executive officers of ATI are also generally entitled to benefits, rights and payments under severance, incentive, retirement and pension plans. These benefits arise as normal incidents of employment for the officers of ATI. After the Effective Date, such officers will be entitled to benefits (other than with respect to equity-based compensation) comparable in value in the aggregate to the benefits provided to such officers immediately prior to the Effective Date (excluding equity-based compensation) or to benefits provided to similarly situated employees of AMD, as determined by AMD in its reasonable discretion. Such officers will be entitled to participate in certain AMD benefit plans such as AMD's bonus plan, 401(k) plan and long-term incentive plan. It is anticipated that such officers will be eligible to participate in the AMD benefits, perquisites and profit sharing plan beginning in January 2007.

        Certain executive officers of ATI entered into individual change of control agreements with ATI in fiscal 2006. Under the terms of these change of control agreements, each of these executive officers is entitled to receive compensation from ATI if such executive's employment is terminated upon a change of control of ATI. For a more complete description of the change of control agreements, see "ATI Executive Compensation and Equity Plans — Report on Executive Compensation — Change of Control Contracts" found at Appendix I to this Circular.

        In connection with the Transactions, certain of the executives have entered into agreements with AMD under which such executives were offered continuing employment after the Closing Date. Such offers of employment will be effective only upon the Closing, and provide that the offers will supersede the change of control agreements and any other ATI agreement with respect to each such executive's employment with ATI.

        Additional information respecting ATI Executive Compensation is found at Appendix I to this Circular.

  Indemnification and Insurance

        The Acquisition Agreement provides that AMD must cause ATI to maintain its existing directors' and officers' liability insurance in effect for a period of six years after the Effective Time, as long as the annual premium does not exceed 200% of the current annual premium. If the annual premium exceeds that amount, or the current policy is terminated or cancelled, AMD must cause ATI to obtain as much insurance coverage as possible for the remainder of the six year period for a premium not in excess of that amount. As an alternative to maintaining ATI's insurance, AMD may substitute policies with substantially comparable coverage terms and amounts, or require ATI to obtain extended period reporting coverage before Closing.

        The Acquisition Agreement also provides that AMD must honour all rights to indemnification or exculpation existing on the date of the Acquisition Agreement under ATI's organizational documents, any indemnification agreements or applicable laws in favour of directors, officers, employees or agents of ATI and its subsidiaries (including rights relating to advancement of expenses and indemnification rights to which such persons are entitled because they are serving as a director, officer, agent or employee of another entity at the request of ATI or any of its subsidiaries) to the fullest extent permitted by the CBCA or applicable law. This obligation relates to actions or events that occur prior to the Effective Time.

Financing Arrangements

        The total consideration necessary to complete the Arrangement and the related transactions, excluding payment of transaction costs, is anticipated to be approximately $4.2 billion in cash and 57 million shares of AMD Common Stock, based on the number of ATI Common Shares outstanding on July 21, 2006.

  Debt Financing

        AMD has received the Morgan Stanley Debt Commitment Letter from Morgan Stanley Senior Funding, Inc. Subject to the terms and conditions set forth therein, Morgan Stanley Senior Funding, Inc. has committed to lend to AMD an aggregate amount of $2.5 billion (the "Debt Financing"), which, together with existing cash, cash equivalents and marketable securities, is sufficient to fund the cash portion of the consideration pursuant to the Arrangement, including transaction costs. Morgan Stanley Senior Funding Inc. has the option of arranging to have other financial institutions commit to provide a portion of the credit facility. The Debt Financing will be secured by AMD's accounts receivable, a pledge of capital stock of certain material subsidiaries and proceeds from any sale of AMD's equity interests in Spansion Inc.

        The obligation of Morgan Stanley Senior Funding, Inc. (and the other financial institutions, if applicable) to provide the Debt Financing on the terms outlined in the Morgan Stanley Debt Commitment Letter is subject to the following conditions precedent (as described further in the Morgan Stanley Debt Commitment Letter), among others:

  •
  consummation of the Transactions simultaneously with closing of credit facilities;

  •
  ATI shall not have any outstanding indebtedness after giving effect to the Transactions;

  •
  receipt by the lenders of certain historical and pro forma financial statements, a detailed business plan, a solvency certificate of an executive officer of AMD and customary legal opinions;

  •
  the execution and delivery of definitive documentation with respect to the Term Loan Facility consistent with the Morgan Stanley Debt Commitment Letter; and

  •
  there not having occurred since August 31, 2005, with respect to ATI, and since December 25, 2005, with respect to AMD, any material adverse change to AMD, ATI, and their subsidiaries taken as a whole, subject to specified exceptions.

        Notwithstanding the foregoing financing commitment, AMD may elect to pursue alternative or additional means of financing, including obtaining term loans from any other lender or lenders and/or through offerings of one or more series of notes, convertible notes and/or equity securities. AMD may also seek to refinance its indebtedness after completion of the Arrangement, although it has no current commitment to do so. AMD will incur costs and expenses with any such alternative financing or refinancing, which may be significant.

THE ACQUISITION AGREEMENT

Terms of the Acquisition Agreement

        The following description of certain material provisions of the Acquisition Agreement is a summary only and is qualified in its entirety by reference to the full text of the Acquisition Agreement, a copy of which is attached as Appendix B to this Circular. Terms used in this description having initial capital letters have the meaning ascribed to them in the Acquisition Agreement (except that in defined terms in the Acquisition Agreement, AMD is referred to as "Parent" and ATI is referred to as the "Company").

        On July 23, 2006, ATI, AMD and the Purchaser entered into the Acquisition Agreement, under which it was agreed that, subject to the terms and conditions set forth in the Acquisition Agreement, the Purchaser would acquire all of the issued and outstanding ATI Common Shares in exchange for cash or AMD Common Stock (subject to proration) per ATI Common Share pursuant to the Arrangement.

Conditions Precedent to the Arrangement

  Mutual Conditions Precedent

        The Acquisition Agreement provides that the obligations of the parties to complete the Transactions contemplated by the Acquisition Agreement are subject to the fulfillment, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived by the mutual consent of the parties: (a) the Arrangement must be duly approved at the Meeting by not less than the ATI Requisite Vote; (b) the issuance of shares of AMD Common Stock to the ATI Common Shareholders pursuant to the Acquisition Agreement (including upon exercise of assumed ATI Options and assumed ATI SARs and upon vesting of assumed ATI RSUs) and the Arrangement must be approved for listing on the NYSE subject only to official notice of issuance; (c) the Interim Order and the Final Order must each be obtained in form and on terms satisfactory to each of ATI and AMD, acting reasonably, and must not be set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise; (d) AMD must obtain all orders required from the applicable Canadian Securities Regulatory Authorities to permit the issuance and first resale of shares of AMD Common Stock issued pursuant to the Arrangement without qualification with or approval of or the filing of any prospectus; (e) all Regulatory Consents must be obtained or concluded or, in the case of waiting or suspensory periods, expired or terminated; and (f) the absence of any Order of a court or Governmental Entity that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Arrangement.

  Additional Conditions Precedent to the Obligations of AMD

        The Acquisition Agreement provides that the obligations of AMD to complete the Transactions contemplated by the Acquisition Agreement is also subject to the fulfillment of each of the following additional conditions precedent, each of which is for AMD's exclusive benefit and may be waived by AMD: (a) the representations and warranties of ATI relating to organization, good standing and qualification, capital structure, corporate authority and approval, brokers and finders and absence of certain changes, being true and correct with respect to those matters that are qualified by ATI Material Adverse Effect or materiality, and being true and correct in all material respects with respect to those matters that are not so qualified, in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); the representations and warranties of ATI set forth in the Acquisition Agreement other than those listed in the preceding sentence, being true and correct, without giving effect to any "material adverse effect" or other materiality qualifiers within such representations and warranties, as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and could not reasonably be expected to have, an ATI Material Adverse Effect or to prevent or materially impair the ability of ATI to consummate the Transactions contemplated by the Acquisition Agreement and the Arrangement and receipt by AMD of a certificate signed on behalf of ATI by a senior executive officer of ATI as to the foregoing; (b) ATI performing in all material respects all obligations required to be performed by it under the Acquisition Agreement at or prior to the Closing Date (except for covenants relating to the resignation of directors, affiliates letters, credit facilities and, if requested by AMD, the termination of the ATI Common Share Purchase Plan and ATI's 401(k) Plan, which ATI is required to perform in all respects) and receipt by AMD of a certificate signed on behalf of ATI by a senior executive officer of ATI as to the foregoing; (c) since the date of the Acquisition Agreement, the absence of an ATI Material Adverse Effect; and (d) ATI Common Shareholders representing in excess of 7.5% of the outstanding ATI Common Shares not having exercised (and not having withdrawn such exercise by the close of business on the day after the day of the Meeting) Dissent Rights in connection with the Arrangement.

  Additional Conditions Precedent to the Obligations of ATI

        The obligations of ATI to complete the transactions contemplated by the Acquisition Agreement are also subject to the following conditions precedent, each of which is for the exclusive benefit of ATI and may be waived by ATI: (a) the representations and warranties of AMD relating to organization, good standing and qualification, capital structure, corporate authority and approval, brokers and finders and absence of certain changes being true and correct with respect to those matters that are qualified by AMD Material Adverse Effect or materiality and being true and correct in all material respects with respect to those matters that are not so qualified, in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date); the representations and warranties of AMD set forth in the Acquisition Agreement other than those listed in the preceding sentence being true and correct, without giving effect to any "material adverse effect" or other materiality qualifiers within such representations and warranties, as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and could not reasonably be expected to have, an AMD Material Adverse Effect or to prevent or materially impair the ability of AMD to consummate the transactions contemplated by the Acquisition Agreement and the Arrangement and receipt by ATI of a certificate signed on behalf of AMD by a senior executive officer of AMD as to the foregoing; (b) AMD performing in all material respects all obligations required to be performed by it under the Acquisition Agreement at or prior to the Closing Date and receipt by ATI of a certificate signed on behalf of AMD by a senior executive officer of AMD as to the foregoing; and (c) since the date of the Acquisition Agreement, the absence of an AMD Material Adverse Effect.

Representations and Warranties

        The Acquisition Agreement contains representations and warranties of ATI and AMD to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among ATI and AMD and may be subject to important qualifications and limitations agreed by ATI and AMD in connection with negotiating its terms. Certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality different from those generally applicable under applicable securities laws or were used for the purpose of allocating risk between ATI and AMD rather than establishing matters as facts. For the foregoing reasons, ATI Common Shareholders and other persons should not rely on the representations and warranties as statements of factual information.

        The Acquisition Agreement contains certain representations and warranties of ATI relating to the following: organization, good standing and qualification; capital structure; corporate authority and approval to enter into the Acquisition Agreement; governmental filings and no violations; reports and financial statements; absence of certain material changes or events since August 31, 2005; no undisclosed material liabilities; material contracts; litigation; pension and employee benefits; compliance with laws and permits; environmental matters; tax; labour matters; insurance; intellectual property; real property; customers; vote required; broker and finders fees; and opinion of financial advisor.

        In addition, the Acquisition Agreement contains certain representations and warranties of AMD and the Purchaser relating to the following: organization, good standing and qualification; capital structure; corporate authority and approval to enter into the Acquisition Agreement; governmental filings and no violations; reports and financial statements; absence of certain material changes or events since December 25, 2005; no undisclosed material liabilities; material contracts; litigation; compliance with laws and permits; taxes; available funds; brokers and finders fees; and opinion of financial advisor.

Covenants

        The Acquisition Agreement also contains customary negative and affirmative covenants on the part of both parties, including covenants relating to the operation of ATI's business between the date of execution of the Acquisition Agreement and the date of closing of the Transactions.

  Covenant Regarding Recommendation of the Arrangement

        ATI has agreed that neither ATI, its Board nor any committee thereof shall (i) withdraw, adversely modify or publicly propose to withdraw or adversely modify the Board's recommendation of the Acquisition Agreement and the Arrangement or recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal or (ii) approve, recommend, or allow ATI or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding or agreement related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal. The Board may, however, withdraw or adversely modify its recommendation, or take certain actions in connection with an Acquisition Proposal as discussed below under "— Consideration of Alternative Transactions".

  Covenants of ATI Regarding Non-Solicitation

        ATI has agreed, except as otherwise permitted by the Acquisition Agreement, not to, directly or indirectly, through any officer, director, employee, counsel, financial advisor or authorized representative of ATI or any of its subsidiaries, (i) solicit, initiate, seek, knowingly encourage or support any inquiry with respect to, or the making, submission or announcement of any Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any Person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any Person with respect to any Acquisition Proposal, except to notify such Person as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal with respect to ATI, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Acquisition Proposal.

  Consideration of Alternative Transactions

        ATI must promptly (and in any event within 24 hours of receipt by ATI) notify AMD, in writing, of any Acquisition Proposal or any request for non-public information or inquiry which it reasonably believes could lead to an Acquisition Proposal, ATI must provide AMD with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, ATI must promptly keep AMD informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and must promptly provide to AMD a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry.

        If ATI receives an Acquisition Proposal that constitutes, or that the Board has determined is reasonably likely to lead to, a Superior Proposal, ATI must promptly provide to AMD written notice that states expressly (i) that it has received an Acquisition Proposal that constitutes, or that the Board has determined is reasonably likely to lead to, a Superior Proposal, and (ii) the identity of the party making such Acquisition Proposal and a description of the material terms and conditions of the Acquisition Proposal and may then take the following actions: (x) furnish nonpublic information to the third party making such Acquisition Proposal; provided, that (A) prior to so furnishing, ATI receives from the third party an executed confidentiality agreement containing standstill provisions and other terms and conditions that are no less restrictive to such third party than the terms and conditions of the confidentiality agreement ATI entered into with AMD in connection with the Arrangement, and (B) contemporaneously with furnishing any such nonpublic information to such third party, ATI furnishes a copy of such nonpublic information to AMD (to the extent such nonpublic information has not been previously so furnished); and (y) engage in negotiations with the third party with respect to the Acquisition Proposal.

        Following receipt of a Superior Proposal, if the ATI Requisite Vote has not yet been obtained and ATI is otherwise in compliance with its obligations relating to Acquisition Proposals (other than certain immaterial and unintentional violations), ATI may terminate the Acquisition Agreement and concurrently enter into any agreement with respect to such Superior Proposal, and the Board may thereafter recommend the Superior Proposal to the ATI Common Shareholders, under the following circumstances. ATI and its Board may take the foregoing actions if (i) the Board has concluded in good faith, following the receipt of advice of its outside legal counsel and financial advisors, that not terminating the Acquisition Agreement or recommending the Superior Proposal to the ATI Common Shareholders would be inconsistent with its fiduciary duties under the CBCA, (ii) ATI has delivered written notice to AMD advising of its intent to take the foregoing action (the "Superior Proposal Notice") and AMD has had the right to respond, as described under "— Right to Respond," below, and (iii) concurrently with such termination, ATI pays the Termination Fee described under "— Termination Fee" below.

        Nothing contained in the non-solicitation covenants or provisions prohibits the Board from making any disclosure to the ATI Common Shareholders prior to the Effective Time if, in the good faith judgment of the Board, after receipt of advice of its outside counsel, failure to so disclose would be inconsistent with the Board's fiduciary duties under the CBCA, as long as the Board does not violate its obligations described under "— Covenant Regarding Recommendation of the Arrangement," above.

  Right to Respond

        The Acquisition Agreement provides AMD with a right to respond to any Superior Proposal during a response period (the "Response Period") of five Business Days after the date on which AMD receives a Superior Proposal Notice from ATI's Board (or, in the event that more than one such notice becomes due with respect to the same Acquisition Proposal, a period commencing from the date of such notice until the later of (i) the end of the fifth Business Day after the first such notice and (ii) the end of the third Business Day after all subsequent notices). During the Response Period, the Board is required to negotiate in good faith with AMD to revise the Acquisition Agreement so that the Acquisition Proposal that constituted a Superior Proposal no longer constitutes a Superior Proposal.

Termination Fee

        The Acquisition Agreement provides that ATI will pay to AMD $162.0 million less any amounts actually paid by ATI to AMD for reimbursement of expenses (as described below) under "Expense Reimbursement":

  (a)
  if AMD terminates the Acquisition Agreement as a result of the Board (A) withdrawing, modifying or changing in a manner adverse to AMD its approval or recommendation of the Arrangement, or resolving to effect any of the foregoing, (B) failing to publicly reaffirm its approval or recommendation of the Arrangement within ten Business Days of receipt of a written request by AMD to provide such reaffirmation, or (C) recommending to the ATI Common Shareholders an Acquisition Proposal other than the Arrangement, or resolving to effect any of the foregoing;

  (b)
  if ATI terminates the Acquisition Agreement under the circumstances described under "Consideration of Alternative Transactions" above; and

  (c)
  if (i) an Acquisition Proposal is made known to ATI or otherwise publicly announced, (ii) the Acquisition Agreement is terminated by (A) either AMD or ATI as a result of the ATI Requisite Vote not being obtained at the Meeting or as a result of the Effective Time not occurring on or prior to the Termination Date or (B) AMD as a result of ATI breaching any of its representations, warranties, covenants or agreements in the Acquisition Agreement that would give rise to the failure of certain conditions to closing or cancelling, adjourning or postponing the Meeting except as permitted under the Acquisition Agreement or by AMD, or required by the Court; and (iii) within 12 months following the date of such termination, (A) ATI enters into a contract providing for the implementation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (i) above); or (B) ATI completes an Acquisition Proposal; provided that for purposes of the foregoing clause (iii) only, references in the definition of the term "Acquisition Proposal" to the phrase "20% or more" are to be deemed to be replaced by the phrase "50% or more"; provided, however that if the Termination Fee was paid and such Acquisition Proposal is not completed within 24 months after termination of the Acquisition Agreement, AMD is required to repay the Termination Fee to ATI.

Expense Reimbursement

        The Acquisition Agreement also provides that if either ATI or AMD terminates the Acquisition Agreement as a result of the ATI Requisite Vote not having been obtained at the Meeting, ATI will pay to AMD the reasonable documented out-of-pocket expenses incurred by or on behalf of AMD for which it has not previously been reimbursed, which expenses must be incurred in connection with the transactions contemplated by the Acquisition Agreement and shall not exceed $9 million.

Termination Rights

        The Acquisition Agreement may be terminated and the actions contemplated by the Arrangement may be abandoned, at any time prior to the Effective Time, under the following circumstances:

  (a)
  by mutual written consent of ATI and AMD by action of their respective boards of directors,

  (b)
  by action of the board of directors of either ATI or AMD if:

  •
  any Laws permanently restraining, enjoining or otherwise prohibiting the Transactions shall become final and non-appealable;

  •
  the Arrangement shall not have been consummated by February 24, 2007, and the failure to consummate shall not have been caused by a material breach of the terminating party; or

  •
  the ATI Requisite Vote is not approved at the Meeting.

  (c)
  by action of the board of directors of ATI if:

  •
  there shall have been a material breach of any representation, warranty, covenant or agreement on the part of AMD (and ATI is not in material breach of its obligations) which would cause ATI's conditions to Closing not to be satisfied and which shall not have been cured within 20 Business Days after notice thereof; or

  •
  before the ATI Requisite Vote has been approved, ATI has received a Superior Proposal under the circumstances described in "Consideration of Alternative Transactions" above.

  (d)
  by action of the board of directors of AMD if:

  •
  there shall have been a material breach of any representation, warranty, covenant or agreement on the part of ATI (and AMD is not in material breach of its obligations) which would cause AMD's conditions to Closing not to be satisfied and which shall not have been cured within 20 Business Days after notice thereof;

  •
  ATI's Board shall have withdrawn, modified or changed its recommendation of the Arrangement in a manner adverse to AMD, failed to publicly reaffirm its recommendation of the Arrangement and

      Acquisition Agreement within 10 Business Days of receipt of a written request by AMD to do so, or recommended an Acquisition Proposal to the ATI Common Shareholders, or shall have resolved to take any of the foregoing actions; or

    •
    the Meeting is cancelled, adjourned or postponed, except as expressly permitted by the Acquisition Agreement, as agreed to by AMD in writing or as required by the Court.

Supply Arrangements

  ATI Supply to Market

        In the event of termination of the Acquisition Agreement, ATI must, for the duration of the Supply Term, assure the supply of, and sell, its AMD Compatible Chipsets to its customers; provided, however, that, "AMD Compatible Chipset" will be deemed to exclude the RS790 if and when either (i) ATI is acquired under certain conditions, (ii) ATI discontinues its chipset business, or (iii) ATI or its operations relating to the design and sale of chipsets is acquired by a third party (subject to certain exceptions), in a bona fide sale transaction and such third-party acquirer assumes ATI's existing obligations to its customers to supply the RS790; provided, further, if ATI is acquired by a third party (subject to certain exceptions) that, at the time of such acquisition, has the capability to develop and sell to customers chipsets that have similar functionality to AMD Compatible Chipsets and compatibility with AMD processors, the definition of AMD Compatible Chipsets may be modified to substitute the RS790 with another chipset product based upon a "DX-10" graphics core if such product is compatible with AMD processors and is generally acceptable in the market places targeted by the AMD processors. ATI or its successor has agreed to provide AMD with written notice at least six (6) months in advance of the initial distribution of the substituted product to a customer.

  ATI Supply to AMD

        In the event of termination of the Acquisition Agreement, for the duration of the AMD Supply Term, ATI must sell to AMD, for its own use or for distribution by or for AMD, on commercially reasonable and mutually agreed upon terms and in accordance with the terms of the Master Purchase and Sale Agreement, AMD Compatible Chipsets that AMD is required, in accordance with the preceding paragraph, to sell to its customers.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

        An arrangement under the CBCA requires Court approval. Prior to the mailing of this Circular, ATI obtained the Interim Order, which provides for the calling and holding of the Meeting, the Dissent Rights and other procedural matters. A copy of the Interim Order is attached as Appendix F to this Circular.

        Subject to the approval of the Arrangement Resolution by ATI Common Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on October 17, 2006 in the Court at 393 University Avenue, 10th Floor, Toronto, Ontario. Any ATI Common Shareholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a "Notice of Appearance") as set out in the Notice of Application for the Final Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date. A copy of the Notice of Application for the Final Order is attached as Appendix G to this Circular.

        Assuming the Final Order is granted and the other conditions to closing contained in the Acquisition Agreement are satisfied or waived to the extent legally permissible, then Articles of Arrangement will be filed with the Director to give effect to the Arrangement. Notwithstanding the approval by ATI Common

Shareholders of the Arrangement Resolution, ATI reserves the right not to proceed with the Arrangement in accordance with the terms of the Acquisition Agreement.

Regulatory Matters

        The Arrangement is conditional upon the filing of all required notifications, the receipt of all required approvals under applicable antitrust and competition laws and the satisfaction of other regulatory requirements, or the expiration of applicable waiting periods under such laws, including under the Competition Act (described below), the HSR Act (described below) and applicable competition or antitrust laws in Germany and Taiwan. The Arrangement is also conditional upon approval under the Investment Canada Act (described below) and other notices, reports and filings with Governmental Entities in jurisdictions throughout the world, the failure of which to make or obtain would have an AMD Material Adverse Effect or subject any Person to criminal liability.

  Competition Act

        The Competition Act requires that parties to certain merger transactions that exceed specified size thresholds ("Notifiable Transactions") provide to the Commissioner of Competition (the "Commissioner") appointed under the Competition Act prior notice of, and information relating to, the merger transaction. Notification must be made either on the basis of a short-form filing (in respect of which there is a 14-day statutory waiting period from the time a complete notification is made) or a long-form filing (in respect of which there is a 42-day waiting period from the time a complete notification is made).

        The Commissioner's review of a Notifiable Transaction may take longer than the statutory waiting period. Upon completion of the Commissioner's review, the Commissioner may decide to (i) challenge the Notifiable Transaction, if the Commissioner concludes that it is likely to substantially lessen or prevent competition, (ii) issue a "no action" letter stating that the Commissioner is of the view that grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the Notifiable Transaction at that time but retains the authority to do so for three years after completion of the Notifiable Transaction, or (iii) issue an advance ruling certificate. Where an advance ruling certificate is issued and the Notifiable Transaction to which the advance ruling certificate relates is substantially completed within one year after the advance ruling certificate is issued, the Commissioner cannot seek an order of the Competition Tribunal in respect of the Notifiable Transaction solely on the basis of information that is the same or substantially the same as the information on the basis on which the advance ruling certificate was issued.

        The Purchaser and ATI made short-form filings with the Commissioner effective on August 22, 2006 and requested the issuance of an advance ruling certificate or, in the alternative, a no action letter. On September 5, 2006 the Commissioner issued an advance ruling certificate. Accordingly, this condition to completion of the Arrangement now has been satisfied.

  HSR Act

        Under the HSR Act, the Arrangement may not be completed until the required HSR Act notifications have been filed with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission, and the required waiting period has expired or been earlier terminated. Under the HSR Act, the Arrangement may not be completed until thirty (30) days after the initial filings (unless early termination of this waiting period is granted) or, if the Antitrust Division of the Department of Justice or the Federal Trade Commission issues a request for additional information, thirty (30) days after the parties have substantially complied with that request for additional information (unless this period is shortened by a grant of early termination). Each of the parties filed the required Notification and Report Form under the HSR Act with the U.S. Department of Justice and the Federal Trade Commission on August 3, 2006. The waiting period prescribed by the HSR Act expired on September 5, 2006. Accordingly, this condition to completion of the Arrangement now has been satisfied.

  Investment Canada Act

        Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian entity that exceed prescribed monetary thresholds are subject to review and cannot be implemented unless the applicable Minister responsible for the Investment Canada Act is satisfied that the acquisition is likely to be of net benefit to Canada. The Minister of Canadian Heritage (for cultural activities) and the Minister of Industry (for all other activities) are the two Ministers who are responsible for reviewing transactions. Where a transaction is subject to the review requirement (a "Reviewable Transaction"), an application for review must be filed with the applicable Director of Investments appointed by the responsible Minister prior to the implementation of the Reviewable Transaction. The responsible Minister is then required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada.

        The prescribed factors of assessment to be considered by the responsible Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, utilization of Canadian products and services and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within any industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies) and the contribution of the investment to Canada's ability to compete in world markets.

        The Investment Canada Act contemplates an initial review period of 45 days after filing; however, if the responsible Minister has not completed the review by that date, the responsible Minister may unilaterally extend the review period by up to 30 days (or such longer period as the Minister and the applicant may agree) to permit completion of the review. In determining whether a Reviewable Transaction is of net benefit to Canada, the responsible Minister can take into account, among other things, the previously noted factors specified in the Investment Canada Act, as well as any written undertakings that may be given by the applicant. If a notice that a Reviewable Transaction is determined not to be of net benefit to Canada is sent to the applicant, it may not be implemented (although the applicant would have an additional 30 days to make representations and submit undertakings in an effort to secure approval). If no notice is sent to the applicant by the responsible Minister within the 45 day period or the extended period, as the case may be, the Reviewable Transaction is deemed to be approved by such Minister.

        The acquisition of control of ATI contemplated by the Arrangement exceeds the relevant monetary thresholds and is therefore a Reviewable Transaction. In accordance with the requirements of the Investment Canada Act an application for review has been filed with the Director of Investments appointed by the Minister of Industry on August 14, 2006.

  Other Regulatory Filings

        Additional notifications regarding the Arrangement have been filed in Germany and Taiwan.

  Germany

        Under the German Act Against Restraints of Competition, the Arrangement may not be completed until a required complete notification has been filed with the German Federal Cartel Office, and the Federal Cartel Office has approved the Arrangement or the waiting period of one (1) month has expired. The parties have submitted the notification in Germany on August 18, 2006 and the Federal Cartel Office approved the Arrangement on September 6, 2006. Accordingly, this condition to completion of the Arrangement now has been satisfied.

  Taiwan

        Under the Taiwanese Fair Trade Law of 1991 as amended, the Arrangement may not be completed until the required complete notification has been filed with the Fair Trade Commission of Taiwan, and the Fair Trade Commission of Taiwan has approved the Arrangement, or the waiting period has expired. The initial waiting period is 30 days after the filing is deemed complete; however it may be prolonged by a maximum of thirty (30) additional days. The parties submitted the notification in Taiwan on August 21, 2006. The filing was deemed complete by The Fair Trade Commission of Taiwan on September 1, 2006.

        The parties will also inform the antitrust authorities of The People's Republic of China. In addition, the transaction will be subject to a post-completion review by the Fair Trade Commission of South Korea. Completion of the Arrangement is not conditional on receiving a formal clearance decision in either of these two jurisdictions.

Stock Exchange De-Listing and Reporting Issuer Status

  ATI Common Shares

        The ATI Common Shares are expected to be de-listed from the NASDAQ and the TSX following the Closing. ATI will also apply to cease to be a reporting issuer under the securities legislation of each of the provinces in Canada under which it is currently a reporting issuer (or equivalent) and under the Exchange Act in the U.S.

  AMD Common Stock

        The shares of AMD Common Stock are traded on the NYSE under the symbol "AMD". AMD has agreed to apply to the NYSE to list the shares of AMD Common Stock to be issued under the Arrangement and it is a condition to completion of the Arrangement that the shares of AMD Common Stock issued under the Arrangement (including AMD Common Stock issuable in connection with Replacement Options, Replacement SARs and AMD RSUs) are approved for listing on the NYSE, subject to official notice of issuance.

Resale of AMD Common Stock Received in the Transaction

  Canada

        Pursuant to section 2.11 of National Instrument 45-106, Prospectus and Registration Exemptions, the distribution of AMD Common Stock to be issued under the Arrangement will be exempt from the prospectus and registration requirements of applicable Canadian securities laws.

        Pursuant to section 2.6 of Multilateral Instrument 45-102, Resale of Securities, there will be no restrictions on the first trade of shares of AMD Common Stock issued under the Arrangement, so long as AMD continues to be a reporting issuer in any Canadian jurisdiction provided (i) such first trade is not a trade by a "control person", (ii) no unusual effort is made to prepare the market or to create a demand therefor, (iii) no extraordinary commission or consideration is paid to a person or company in respect thereto, and (iv) if the selling shareholder is an insider or officer of AMD, the selling shareholder has no reasonable grounds to believe that AMD is in default of securities legislation.

  United States

        The AMD Common Stock to be issued to ATI Common Shareholders under the Arrangement will not be registered under the 1933 Act. Such securities will instead be issued in reliance upon the exemption provided by section 3(a)(10) of the 1933 Act. Section 3(a)(10) exempts only securities issued in exchange for one or more outstanding securities from the general requirement of registration where the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of securities in exchange for the outstanding ATI Common Shares, ATI Options, ATI SARs and ATI RSUs. The Court issued the Interim Order on September 13, 2006 and, subject to the approval of the Arrangement by the ATI Common Shareholders, a hearing on the fairness of the Arrangement is scheduled to be held by the Court on October 17, 2006.

        The AMD Common Stock issued in the Arrangement will be freely transferable under U.S. federal securities laws, except for shares of AMD Common Stock held by persons who are deemed to be "affiliates" (as such term is defined under the 1933 Act) of ATI prior to the Arrangement, which shares of AMD Common Stock may be resold by them only in transactions permitted by the resale provisions of Rule 145 under the 1933 Act or as otherwise permitted under the 1933 Act. In addition, shares of AMD Common Stock held by persons who are deemed to be "affiliates" of AMD after the Arrangement may only be resold by them in transactions permitted by the resale provisions of Rule 144 under the 1933 Act or as otherwise permitted under the 1933 Act.

        Under the Acquisition Agreement, prior to the date of the Meeting, ATI will provide AMD with a list of the persons who, in the opinion of ATI, may be deemed to be affiliates of ATI as of the date of the Meeting. ATI will also use reasonable efforts to deliver to AMD, prior to the Closing Date, a letter agreement executed by each of these persons by which each person will agree, among other things, not to offer to sell, assign or transfer any of the shares of AMD Common Stock distributed to such person in connection with the Arrangement except pursuant to an effective registration statement under the Securities Act, in compliance with Rule 145 under the Securities Act or in a transaction that, in the opinion of counsel reasonably satisfactory to AMD or as described in a "no-action" or interpretive letter from the staff of the SEC reasonably satisfactory to AMD, is not required to be registered under the Securities Act. AMD will place restrictive legends on the common stock certificates that are issued to persons who are deemed to be affiliates of ATI under the Securities Act.

Ongoing Canadian Reporting Obligations

        AMD, upon completion of the Arrangement, will be a reporting issuer in several Canadian jurisdictions and subject to the continuous disclosure obligations under the securities legislation of such jurisdictions. Under National Instrument 71-101, The Multi-jurisdictional Disclosure System, and National Instrument 71-102, Continuous Disclosure and Other Exemptions Relating to Foreign Issuers, AMD will be permitted to satisfy its Canadian statutory and financial reporting obligations, including obligations relating to insider reporting, by complying with applicable U.S. securities laws so long as certain conditions are satisfied, including the filing by AMD with the relevant Canadian Securities Regulatory Authorities copies of its reports and other materials filed with the SEC.

Expenses

        The combined estimated fees, costs and expenses of ATI and AMD in connection with the Arrangement including, without limitation, Financial Advisors' fees, filing fees, legal and accounting fees and printing and mailing costs are anticipated to be approximately $50.0 million.

DISSENTING SHAREHOLDERS' RIGHTS

        Section 190 of the CBCA provides registered shareholders of a corporation with the right to dissent from certain resolutions that effect extraordinary corporate transactions or fundamental corporate changes. The Interim Order expressly provides Registered ATI Common Shareholders with the right to dissent from the Arrangement Resolution pursuant to section 190 of the CBCA, with modifications to the provisions of section 190 as provided in the Plan of Arrangement and the Interim Order. Any Registered ATI Common Shareholder who dissents from the Arrangement Resolution in compliance with section 190 of the CBCA, as modified by the Plan of Arrangement and the Interim Order, will be entitled, in the event the Arrangement becomes effective, to be paid the fair value of ATI Common Shares held by such Dissenting ATI Common Shareholder determined as of the close of business on the day before the Arrangement Resolution is adopted. ATI Common Shareholders are cautioned that fair value may be the same as, more than or less than the consideration offered under the Arrangement. If a Dissenting ATI Common Shareholder fails to strictly comply with the requirements of the Dissent Rights set out in the Interim Order, it will lose its Dissent Rights, ATI will return to the Dissenting ATI Common Shareholder the certificates representing the Dissenting ATI Common Shares that were delivered to ATI, if any, and, if the Arrangement is completed, that Dissenting ATI Common Shareholder shall be deemed to have participated in the Arrangement on the same terms as an ATI Common Shareholder who is deemed to have not to have made a valid election.

        Section 190 of the CBCA provides that a shareholder may only make a claim under that section with respect to all of the shares of a class held by the shareholder on behalf of any one beneficial owner and registered in the shareholder's name. One consequence of this provision is that only a Registered ATI Common Shareholder may exercise the Dissent Rights in respect of ATI Common Shares that are registered in that ATI Common Shareholder's name.

        In many cases, shares beneficially owned by a Non-Registered ATI Common Shareholder are registered either (a) in the name of an Intermediary (such as a broker, trust or bank) or (b) in the name of a clearing agency (such as CDS) of which the Intermediary is a participant. Accordingly, a Non-Registered ATI Common Shareholder will not be entitled to exercise its Dissent Rights directly (unless the shares are re-registered in the Non-Registered ATI Common Shareholder's name). A Non-Registered ATI Common Shareholder who wishes to exercise Dissent Rights should immediately contact the Intermediary with whom the Non-Registered ATI Common Shareholder deals in respect of its shares and either (i) instruct the Intermediary to exercise the Dissent Rights on the Non-Registered ATI Common Shareholder's behalf (which, if the ATI Common Shares are registered in the name of CDS or other clearing agency, may require that such ATI Common Shares first be re-registered in the name of the Intermediary), or (ii) instruct the Intermediary to re-register such ATI Common Shares in the name of the Non-Registered ATI Common Shareholder, in which case the Non-Registered ATI Common Shareholder would be able to exercise the Dissent Rights directly.

        A Registered ATI Common Shareholder who wishes to dissent must provide a Dissent Notice to ATI at 33 Commerce Valley Drive East, Markham, ON L3T 7X6 (Attention: Corporate Secretary) at or before 5:00 p.m. (Toronto time) on October 12, 2006 (or 5:00 p.m. (Toronto time) on the day that is one Business Day immediately preceding any adjourned or postponed Meeting).

        The filing of a Dissent Notice does not deprive a Registered ATI Common Shareholder of the right to vote at the Meeting. However, the CBCA provides, in effect, that a Registered ATI Common Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting ATI Common Shareholder with respect to that class of shares voted in favour of the Arrangement Resolution, being the ATI Common Shares. The CBCA does not provide, and ATI will not assume, that a proxy submitted to ATI instructing the proxyholder to vote against the Arrangement Resolution, a vote against the Arrangement Resolution or an abstention constitutes a Dissent Notice, but a Registered ATI Common Shareholder need not vote its ATI Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered ATI Common Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such

ATI Common Shares in favour of the Arrangement Resolution and thereby causing the Registered ATI Common Shareholder to forfeit its Dissent Rights. See "Information Concerning the Meeting and Voting".

        A Dissenting ATI Common Shareholder who has not withdrawn its Dissent Notice prior to the Meeting must, within twenty (20) days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting ATI Common Shareholder does not receive such notice, within twenty (20) days after learning that the Arrangement Resolution has been adopted, send to ATI c/o the Transfer Agent a written notice (a "Demand for Payment") containing its name and address, the number of ATI Common Shares in respect of which he or she dissents (the "Dissenting ATI Common Shares"), and a demand for payment of the fair value of such Dissenting ATI Common Shares. Within thirty (30) days after sending the Demand for Payment, the Dissenting ATI Common Shareholder must send to ATI or the Transfer Agent certificates representing Dissenting ATI Common Shares. The Transfer Agent will endorse on the share certificates received from a Dissenting ATI Common Shareholder a notice that the holder is a Dissenting ATI Common Shareholder and will forthwith return the share certificates to the Dissenting ATI Common Shareholder. A Dissenting ATI Common Shareholder who fails to make a Demand for Payment or to send certificates representing Dissenting ATI Common Shares in the time required has no right to make a claim under section 190 of the CBCA.

        Under section 190 of the CBCA, after sending a Demand for Payment, a Dissenting ATI Common Shareholder ceases to have any rights as an ATI Common Shareholder in respect of its Dissenting ATI Common Shares other than the right to be paid the fair value of the Dissenting ATI Common Shares as determined pursuant to the Interim Order, unless (i) the Dissenting ATI Common Shareholder withdraws its Dissent Notice before ATI makes an Offer to Pay, or (ii) ATI fails to make an Offer to Pay in accordance with subsection 190(12) of the CBCA and the Dissenting ATI Common Shareholder withdraws the Demand for Payment, in which case the Dissenting ATI Common Shareholder's rights as a ATI Common Shareholder will be reinstated. Pursuant to the Plan of Arrangement, in no case shall ATI or any other Person be required to recognize any Dissenting ATI Common Shareholder as an ATI Common Shareholder after the Closing Date, and the names of such ATI Common Shareholders shall be deleted from the list of Registered ATI Common Shareholders at the Closing Date.

        Pursuant to the Plan of Arrangement, Dissenting ATI Common Shareholders who are ultimately determined to be entitled to be paid fair value for their Dissenting ATI Common Shares shall be deemed to have transferred such Dissenting ATI Common Shares to ATI at the Effective Time.

        Pursuant to the Plan of Arrangement, Dissenting ATI Common Shareholders who are ultimately determined not to be entitled, for any reason, to be paid fair value for their Dissenting ATI Common Shares, shall be deemed to have participated in the Arrangement on the same basis as any non-Dissenting ATI Common Shareholder who did not make an election as at and from the Closing Date.

        ATI is required, not later than seven (7) days after the later of the Closing Date and the date on which a Demand for Payment is received from a Dissenting ATI Common Shareholder, to send to each Dissenting ATI Common Shareholder who has sent a Demand for Payment an Offer to Pay for its Dissenting ATI Common Shares in an amount considered by the Board to be the fair value of the ATI Common Shares, accompanied by a statement showing the manner in which the fair value was determined. Every Offer to Pay must be on the same terms. ATI must pay for the Dissenting ATI Common Shares of a Dissenting ATI Common Shareholder within ten (10) days after an Offer to Pay has been accepted by a Dissenting ATI Common Shareholder, but any such offer lapses if ATI does not receive an acceptance within thirty (30) days after the Offer to Pay has been made.

        If ATI fails to make an Offer to Pay for a Dissenting ATI Common Shareholder's ATI Common Shares, or if a Dissenting ATI Common Shareholder fails to accept an Offer to Pay that has been made, ATI may, within fifty (50) days after the Closing Date or within such further period as a court may allow, apply to a court to fix a fair value for the ATI Common Shares of Dissenting ATI Common Shareholders. If ATI fails to apply to a court, a Dissenting ATI Common Shareholder may apply to a court for the same purpose within a further period of twenty (20) days or within such further period as a court may allow. A Dissenting ATI Common Shareholder is not required to give security for costs in such an application.

        Before making any such application to a court itself after receiving a notice that a Dissenting ATI Common Shareholder has made an application to a court, ATI will be required to notify each affected Dissenting ATI

Common Shareholder of the date, place and consequences of the application and of its right to appear and be heard in person or by counsel. Upon an application to a court, all Dissenting ATI Common Shareholders who have not accepted an Offer to Pay will be joined as parties and be bound by the decision of the court. Upon any such application to a court, the court may determine whether any Person is a Dissenting ATI Common Shareholder who should be joined as a party, and the court will then fix a fair value for the Dissenting ATI Common Shares of all Dissenting ATI Common Shareholders. The final order of a court will be rendered against ATI in favour of each Dissenting ATI Common Shareholder for the amount of the fair value of its Dissenting ATI Common Shares as fixed by the court. The court may, in its discretion, allow a reasonable rate of interest on the amount payable to each Dissenting ATI Common Shareholder from the Closing Date until the date of payment. Registered ATI Common Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their ATI Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting ATI Common Shareholder of consideration for such Dissenting ATI Common Shareholder's Dissenting ATI Common Shares.

        The foregoing is only a summary of the dissenting shareholder provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order), which are technical and complex. A complete copy of section 190 of the CBCA is attached as Appendix H to this Circular. It is recommended that any Registered ATI Common Shareholder wishing to avail itself of its Dissent Rights under those provisions seek legal advice, as failure to comply strictly with the provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) may prejudice its Dissent Rights.

        For a general summary of certain income tax implications to a Dissenting ATI Common Shareholder, see "Certain Tax Considerations for ATI Common Shareholders".

CERTAIN TAX CONSIDERATIONS FOR ATI COMMON SHAREHOLDERS

Certain Canadian Federal Income Tax Considerations

        In the opinion of Goodmans the following is a summary of the principal Canadian federal income tax considerations under the Tax Act generally applicable in respect of the Arrangement to ATI Common Shareholders who, for purposes of the Tax Act and at all relevant times, hold their ATI Common Shares, and will hold any AMD Common Stock received under the Arrangement, as capital property and who deal at arm's length with ATI, AMD and the Purchaser, and are not affiliated with ATI, AMD or the Purchaser.

        ATI Common Shares and any AMD Common Stock received under the Arrangement will generally be considered to be capital property to a holder unless such ATI Common Shares or AMD Common Stock are held in the course of carrying on a business or were acquired in one or more transactions considered to be an adventure in the nature of trade. Certain ATI Common Shareholders who are residents of Canada for purposes of the Tax Act and whose ATI Common Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have their ATI Common Shares and every other "Canadian security" (as defined in the Tax Act) owned by such ATI Common Shareholder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. ATI Common Shareholders who do not hold their ATI Common Shares as capital property should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

        This summary is not applicable to an ATI Common Shareholder (i) in respect of whom AMD is or will be a "foreign affiliate", (ii) an interest in which is a "tax shelter investment" or (iii) that is a "financial institution" for purposes of the "mark-to-market property" rules, as each of these terms is defined in the Tax Act. In addition, this summary is not applicable to a holder of ATI Common Shares that acquired such shares on the exercise of an employee stock option or otherwise as compensation for services. Such holders should consult their own tax advisors.

        This summary is based on the Tax Act, the regulations thereunder and counsel's understanding of the current published administrative practices of the Canada Revenue Agency, all in effect as of the date hereof.

This summary also takes into account all Tax Proposals, although no assurances can be given that the Tax Proposals will be enacted in the form presented, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Tax Proposals, does not take into account or anticipate any changes in law or administrative practice, whether by judicial, governmental, administrative or legislative action or decision, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

        On February 23, 2005, as part of the 2005 Federal Budget, the Minister of Finance (Canada) confirmed the commitment to introduce a rule to the Tax Act that would permit, in certain circumstances, a Canadian resident holder of shares of a Canadian corporation to exchange such shares for shares of a non-Canadian corporation on a tax deferred basis. To date, no such proposal has been introduced and, at this time, it is not possible to determine whether the proposed new rules, if and when enacted, would affect the Canadian federal income tax consequences applicable to Canadian Holders described in this summary. Accordingly, this summary does not take into account any such proposal.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED TO BE, LEGAL, BUSINESS OR TAX ADVICE TO ANY PARTICULAR ATI COMMON SHAREHOLDER. ATI COMMON SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE ARRANGEMENT IN THEIR PARTICULAR CIRCUMSTANCES.

        For purposes of the Tax Act, all amounts relating to the acquisition, holding, exchange or disposition of ATI Common Shares and AMD Common Stock must be expressed in Canadian dollars, including dividends, adjusted cost base and proceeds of disposition. Amounts denominated in U.S. dollars must be converted into Canadian dollars based on the prevailing U.S. dollar exchange rate at the relevant time.

  ATI Common Shareholders Resident in Canada

        The following portion of the summary applies to an ATI Common Shareholder who at all relevant times is or is deemed to be resident in Canada for purposes of the Tax Act (a "Canadian Holder").

  Exchange of ATI Common Shares for Cash, AMD Common Stock or a Combination of Cash and AMD Common Stock

        A Canadian Holder who exchanges ATI Common Shares for cash, AMD Common Stock or any combination of cash and AMD Common Stock will generally be considered to have disposed of such ATI Common Shares for proceeds of disposition equal to the sum of (i) any cash received on the exchange (including cash received in lieu of fractional shares of AMD Common Stock), and (ii) the fair market value at the Effective Time of any AMD Common Stock acquired by such Canadian Holder on the exchange, and generally will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such ATI Common Shares. See "— Taxation of Capital Gains and Capital Losses" below.

        The cost to a Canadian Holder of any shares of AMD Common Stock acquired on the exchange will be equal to the fair market value of such shares of AMD Common Stock at the Effective Time. For the purpose of determining the adjusted cost base at any time to a Canadian Holder of AMD Common Stock acquired under the Arrangement, the adjusted cost base of such shares will generally be determined by averaging the cost of such shares of AMD Common Stock with the adjusted cost base of all other shares of AMD Common Stock held by the Canadian Holder as capital property at that time.

  Dividends on AMD Common Stock

        A Canadian Holder will be required to include in computing its income for a taxation year the amount of any dividends received on AMD Common Stock. Dividends received on AMD Common Stock by a Canadian Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A Canadian Holder that is a corporation will include such dividends in computing income and will not be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on such dividends. Any United States non-resident withholding tax on such dividends may give rise to a Canadian Holder's entitlement to claim a foreign tax credit or deduction in respect of such United States tax where applicable under the Tax Act.

  Disposition of AMD Common Stock

        A disposition or deemed disposition of AMD Common Stock by a Canadian Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base to the holder of the AMD Common Stock immediately before the disposition. See "— Taxation of Capital Gains and Capital Losses" below. The Canadian Holder may be entitled to claim a foreign tax credit or deduction in respect of any United States tax payable by the Canadian Holder on any gain realized on such disposition or deemed disposition under the Tax Act.

  Taxation of Capital Gains and Capital Losses

        One-half of any capital gain (a "taxable capital gain") realized by a Canadian Holder will be included in the Canadian Holder's income for the year of disposition. One-half of any capital loss (an "allowable capital loss") realized by a Canadian Holder in a taxation year is required to be deducted by the holder against taxable capital gains for the year of disposition. Any excess of allowable capital losses over taxable capital gains of the Canadian Holder realized in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances provided in the Tax Act.

        Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. A Canadian Holder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

        If the Canadian Holder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of an ATI Common Share may be reduced by the amount of dividends received or deemed to have been received by it on the share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns ATI Common Shares, or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such shares. Canadian Holders to whom these rules may be relevant should consult their own tax advisors.

  Foreign Property Information Reporting

        A Canadian Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total "cost amount" of "specified foreign property" (as such terms are defined in the Tax Act), including AMD Common Stock, at any time in the year or fiscal period exceeds $100,000 will be required to file an information return for the year or period disclosing prescribed information. Subject to certain exceptions, a Canadian Holder in the year will generally be a specified Canadian entity. Canadian Holders should consult their own tax advisors about whether they must comply with these rules.

  Foreign Investment Entity Tax Proposals

        On July 18, 2005, the Minister of Finance (Canada) released revised Tax Proposals regarding the taxation of certain interests held by Canadian residents in certain non-resident entities, which will be applicable for taxation years commencing after 2002 (the "FIE Proposals"). If the FIE Proposals are enacted as proposed, where a Canadian resident holds shares, other than shares that are an "exempt interest", in a corporation that constitutes a "foreign investment entity" at the corporation's taxation year-end (as each of these terms is defined in the FIE Proposals), the Canadian resident generally will be required to include in income for the Canadian resident's taxation year that includes such year-end an amount determined as a prescribed percentage of the

Canadian resident's "designated cost" of such shares at the end of each month ending in the Canadian resident's taxation year at which time the shares were held by the Canadian resident. Alternatively, the Canadian resident may, in certain circumstances, elect to include in (or deduct from) income on an annual basis either (i) any increase (or decrease) in the value of such shares on a mark-to-market basis, or (ii) the Canadian resident's relevant share of the underlying income (or loss) in respect of such shares, calculated under the accrual method provided for in the FIE Proposals. AMD will not be a foreign investment entity at the end of its taxation year if, at that time, the "carrying value" of all of its "investment property" is not greater than one-half of the "carrying value" of all of its property, or if, through that taxation year, its principal undertaking is not an "investment business", within the meaning of these terms in the FIE Proposals. The determination of whether AMD is a foreign investment entity must be made on an annual basis at the end of each taxation year of AMD and no assurance can be given that AMD will not be a foreign investment entity at the end of any of its taxation years. Canadian Holders who receive shares of AMD Common Stock under the Arrangement should consult their own tax advisors with respect to the determination of whether AMD would be considered a foreign investment entity at any time for purposes of the FIE Proposals.

        In any event, the FIE Proposals will not apply in a taxation year of a Canadian Holder that owns AMD Common Stock, if at the end of the taxation year of AMD that ends in such year the shares of AMD Common Stock are an "exempt interest" to the Canadian Holder. Generally, AMD Common Stock will constitute an exempt interest to a Canadian Holder at a particular time if:

  (a)
  it is reasonable to conclude that the Canadian Holder has, at that time, no "tax avoidance motive" (within the meaning of the FIE Proposals) in respect of the AMD Common Stock;

  (b)
  throughout the period, in AMD's taxation year that includes that time, during which the Canadian Holder held the AMD Common Stock, either (i) AMD is governed by and exists under the laws of the U.S., and is a resident of the U.S. for purposes of the U.S. Treaty, or (ii) AMD is a resident of the U.S. for purposes of the Tax Act and the shares of AMD Common Stock are listed on a prescribed stock exchange (which includes the NYSE); and

  (c)
  throughout such period, the shares of AMD Common Stock are an "arm's length interest" of the Canadian Holder within the meaning of the FIE Proposals.

        The determination of whether a Canadian Holder will have a tax avoidance motive in respect of the AMD Common Stock within the meaning of the FIE Proposals will depend upon the particular circumstances of the Canadian Holder. Canadian Holders should consult their own tax advisors regarding the determination of whether they have such a tax avoidance motive. The AMD Common Stock will qualify as an arm's length interest at any time in respect of a Canadian Holder for purposes of the FIE Proposals provided (i) it is reasonable to conclude that there are at least 150 persons each of which holds at that time AMD Common Stock having a total fair market value of at least $500, (ii) it is reasonable to conclude that AMD Common Stock can normally be acquired and sold by members of the public in the open market, and (iii) the aggregate fair market value at that time of AMD Common Stock that is held by the Canadian Holder, or an entity or individual with whom the Canadian Holder does not deal at arm's length, does not exceed 10% of the fair market value of all of the AMD Common Stock held by an entity or individual at that time. No assurances can be given that AMD Common Stock will qualify as an arm's length interest as at the Effective Time or at any time in the future.

  Dissenting ATI Common Shareholders

        A Dissenting ATI Common Shareholder who receives from ATI a payment in an amount equal to the fair value of the Dissenting ATI Common Shareholder's ATI Common Shares, together with interest thereon will be deemed to receive a dividend equal to the amount by which the amount received (other than in respect of interest) exceeds the paid-up capital of such ATI Common Shares. The Dissenting ATI Common Shareholder will also be considered to have disposed of the ATI Common Shares for proceeds of disposition equal to the amount received by the Dissenting ATI Common Shareholder, less the amount of any such interest and the amount of any deemed dividend (although in the case of a Dissenting ATI Common Shareholder that is a corporation resident in Canada for purposes of the Tax Act, all or a portion of any such deemed dividend may be treated as proceeds of disposition, and not as a deemed dividend, in the circumstances specified under the Tax Act). Such a disposition of ATI Common Shares by a Dissenting ATI Common Shareholder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base to the holder of those ATI Common Shares immediately before the Effective Time. See "— Taxation of Capital Gains and Capital Losses" above.

        A Canadian Holder who is a Dissenting ATI Common Shareholder will be required to include in computing income the amount of any interest received and the amount of any dividend deemed to be received by the Canadian Holder consequent upon the exercise of Dissent Rights. In the case of a Canadian Holder who is an individual (other than certain trusts), such deemed dividend will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. A dividend deemed to be received by a Canadian Holder that is a corporation will generally be deductible in computing the corporation's taxable income. A Canadian Holder that is a "private corporation" (as defined in the Tax Act) or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends deemed to be received upon the exercise of Dissent Rights to the extent that such deemed dividends are deductible in computing the Canadian Holder's taxable income.

        On June 29, 2006, the Minister of Finance released draft legislation which is intended to enhance the dividend gross-up and tax credit mechanism applicable to certain "eligible dividends" payable by corporations resident in Canada after 2005. Under the draft legislation, a dividend will be eligible for the enhanced gross-up and dividend tax credit if the dividend recipient receives written notice from the paying corporation designating the dividend as an "eligible dividend". It is anticipated that ATI will not designate any dividends deemed to be received upon the exercise of Dissent Rights as "eligible dividends" for purposes of the draft legislation.

  Eligibility for Investment

        Provided the shares of AMD Common Stock received under the Arrangement are listed on a prescribed stock exchange (which includes the NYSE), the shares of AMD Common Stock will be qualified investments under the Tax Act and the regulations under the Tax Act for Registered Plans.

  ATI Common Shareholders Not Resident in Canada

        The following portion of this summary is applicable to an ATI Common Shareholder who, for the purposes of the Tax Act and at all relevant times, (i) has not been, is not and will not be resident or deemed to be resident in Canada and (ii) does not, will not and will not be deemed to use or hold ATI Common Shares or AMD Common Stock in carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a holder that is an insurer carrying on business in Canada and elsewhere.

        A Non-Resident Holder whose ATI Common Shares are not "taxable Canadian property" within the meaning of the Tax Act at the Effective Time will not be subject to tax under the Tax Act on the exchange of ATI Common Shares for cash or AMD Common Stock under the Arrangement. Generally, ATI Common Shares will not be taxable Canadian property of a Non-Resident Holder at the Effective Time provided that (i) the ATI Common Shares are listed on a prescribed stock exchange (which includes NASDAQ and the TSX) at that time and (ii) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length, or the Non-Resident Holder together with such persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of ATI at any time during the five-year period immediately preceding the Effective Time. Notwithstanding the foregoing, ATI Common Shares may also be deemed to be taxable Canadian property of a Non-Resident Holder in certain circumstances specified in the Tax Act.

        Even if ATI Common Shares are considered to be taxable Canadian property to a Non-Resident Holder at the Effective Time, any capital gain realized by the Non-Resident Holder on an exchange of the ATI Common Shares for cash or AMD Common Stock under the Arrangement may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax treaty or convention in their particular circumstances.

        Where a Non-Resident Holder receives interest or is deemed to have received a dividend, consequent upon the exercise of Dissent Rights (see "ATI Common Shareholders Resident in Canada" and "Dissenting ATI Common Shareholders" above), such amount will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty.

Certain United States Federal Income Tax Considerations

        IRS Circular 230 disclosure: To ensure compliance with requirements imposed by the IRS, you are hereby notified that: (a) any discussion of U.S. federal income tax issues in this document is not intended or written by us to be relied upon, and cannot be relied upon by you, for the purpose of avoiding penalties that may be imposed on you under the Internal Revenue Code; (b) such discussion is written in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) you should seek advice based on your particular circumstances from an independent tax advisor.

        The following is a summary of the material U.S. federal income tax considerations applicable to U.S. Holders (as defined below) and Non-U.S. Holders (as defined below) who exchange ATI Common Shares for AMD Common Stock and/or cash under the Arrangement. As used herein, "U.S. Holder" means a beneficial owner of ATI Common Shares who or that is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or other entity taxable as a corporation organized under the laws of the United States or any political subdivision thereof (including the States and the District of Columbia), (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if (A) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all substantial decisions of the trust or (B) a valid election is in effect for it to be treated as a U.S. person. As used herein, the term "Non-U.S. Holder" means a beneficial owner of ATI Common Shares that is not a U.S. Holder.

        This summary does not discuss all U.S. federal income tax considerations that may be relevant to holders in light of their particular circumstances or to certain holders that may be subject to special treatment under U.S. federal income tax laws (for example, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who hold ATI Common Shares as part of a straddle, hedging, constructive sale or conversion transaction, U.S. Holders whose functional currency is not the U.S. dollar, persons that own or have owned, actually or constructively, 10% or more of the ATI Common Shares and holders who acquired such shares through exercise of employee stock options or otherwise as compensation for services). This summary is limited to holders that hold their ATI Common Shares as capital assets as defined in section 1221 of the Internal Revenue Code of 1986, as amended (the "Code") and does not consider the tax treatment of holders that hold ATI Common Shares through a partnership or other pass through entity. This summary also assumes that ATI is not, and has not been a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, although no assurances can be given to this effect. Furthermore, this summary does not discuss any aspects of foreign, state or local taxation. This summary is based on current provisions of the Code, existing, temporary and proposed regulations promulgated under the Code and administrative and judicial interpretations of the Code, all of which are subject to change, possibly with retroactive effect. No advance income tax ruling has been sought or obtained from the IRS regarding the tax consequences of the transactions described in this Circular.

        HOLDERS ARE ADVISED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE ARRANGEMENT INCLUDING THE POTENTIAL APPLICATION OF THE PFIC RULES.

  U.S. Holders

        The exchange of ATI Common Shares for AMD Common Stock, cash or a combination of AMD Common Stock and cash under the Arrangement will be a taxable exchange for U.S. federal income tax purposes. Consequently, a U.S. Holder will recognize a gain or loss equal to the difference between the U.S. Holder's tax basis in its ATI Common Shares and the sum of (a) the fair market value on the date of the exchange of the shares of AMD Common Stock received in the exchange and (b) the amount of cash received. In the case of a U.S. Holder who dissents from the Arrangement, the gain or loss will be equal to the difference between the amount of cash received (including the amount of any Canadian withholding tax) and the U.S. Holder's basis in its ATI Common Shares surrendered in the exchange. Assuming ATI was not at any relevant time classified as a PFIC, any gain or loss on the exchange of ATI Common Shares will be a capital gain or loss and will be a long-term capital gain or loss if the U.S. Holder had held its ATI Common Shares for more than one year at the time of the exchange. Any long-term capital gain recognized by a non-corporate U.S. Holder, including an individual, will be subject to U.S. federal income tax at a maximum rate of 15%. Such gain or loss generally will be considered from U.S. sources for U.S. foreign tax credit limitation purposes. The tax basis of the shares of AMD Common Stock received by a U.S. Holder will be equal to the fair market value of such shares on the Effective Date.

  Non-U.S. Holders

  Exchange of ATI Common Shares for Cash, AMD Common Stock or a Combination of Cash and AMD Common Stock

        Non-U.S. Holders will not be subject to U.S. federal income tax on gain realized as a result of an exchange of ATI Common Shares for AMD Common Stock, cash or a combination of the foregoing under the Arrangement, unless the gain, if any, is effectively connected with a U.S. trade or business of the Non-U.S. Holder (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) or, in the case of gain realized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied. If the Non-U.S. Holder is a corporation, any effectively connected income also may be subject to an additional "branch profits tax".

  Dividends on AMD Common Stock

        Dividends paid to a Non-U.S. Holder of AMD Common Stock generally will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). A Non-U.S. Holder may be required to satisfy certain certification requirements to claim treaty benefits or otherwise claim a reduction of, or exemption from, the U.S. withholding tax described above. If the dividend is effectively connected with the conduct of a U.S. trade or business of the Non-U.S. Holder (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non U.S. Holder) the dividend will be taxed at ordinary U.S. federal income tax rates. If the Non-U.S. Holder is a corporation, any effectively connected income also may be subject to an additional "branch profits tax."

  Disposition of AMD Common Stock

        A Non-U.S. Holder generally will not be subject to U.S. federal income tax on a gain recognized on the sale or other disposition of AMD Common Stock unless the gain, if any, is effectively connected with a U.S. trade or business of the Non-U.S. Holder (or, if a tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder) or, in the case of gain realized by an individual Non-U.S. Holder, the individual is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are satisfied. If the Non-U.S. Holder is a corporation, any effectively connected income may also be subject to an additional "branch profits tax."

Backup Withholding and Information Reporting

        U.S. Holders are generally subject to information reporting requirements and backup withholding with respect to proceeds paid on the disposition of ATI Common Shares. Backup withholding will not apply if the U.S. Holder provides an IRS Form W-9 or otherwise establishes an exemption.

        Backup withholding tax is not a separate tax. Any amounts withheld under the backup withholding rules are generally allowable as a credit against a stockholder's U.S. federal income tax liability (if any), which may entitle the stockholder to a refund, provided that the required information is furnished to the IRS.

RISK FACTORS

        The following risk factors should be considered by ATI Common Shareholders in evaluating whether to approve the Arrangement. These risk factors should be considered in conjunction with the other information included in this Circular, the ATI Documents and the AMD Documents.

Canadian and U.S. Federal Income Tax Consequences to ATI Common Shareholders

        The Arrangement does not provide an opportunity for a tax deferral for ATI Common Shareholders. The exchange by Canadian Holders and U.S. Holders, as defined under "Certain Tax Considerations for ATI Common Shareholders", of ATI Common Shares for AMD Common Stock or cash will be a taxable event for Canadian and U.S. federal income tax purposes. For a more detailed discussion of these consequences, see "Certain Tax Considerations for ATI Common Shareholders".

Fixed Number of Shares of AMD Common Stock

        The portion of the consideration to be received by ATI Common Shareholders comprised of shares of AMD Common Stock has been fixed and will not be adjusted for increases or decreases in the market price of the ATI Common Shares or the shares of AMD Common Stock, or any changes in the exchange rate between the U.S. and Canadian dollar. As a result, at the time they vote on the Arrangement and at the time they decide whether to make a Stock Election or a Cash Election, ATI Common Shareholders will not be able to determine the value of the shares of AMD Common Stock or the amount of cash they may receive at the Effective Time. In addition, ATI does not have the right to terminate the Acquisition Agreement or to elect not to complete the Arrangement solely as a result of changes in the market prices of the ATI Common Shares or the shares of AMD Common Stock or as a result of changes in the exchange rate between the U.S. and Canadian dollars. The market prices of the ATI Common Shares and the AMD Common Stock at the Effective Time may vary from their respective market prices on the date of this Circular, on the Election Date and at the date of the Meeting. Such variations may be the result of general market and economic conditions, changes in the business, operations or prospects of ATI or AMD, market assessments of the likelihood that the Arrangement will be completed and the timing thereof, the prospects of the combined business following completion of the Arrangement and other factors. ATI Common Shareholders are urged to obtain current market prices for the ATI Common Shares and the AMD Common Stock when considering the Arrangement and any elections to be made in connection with the Arrangement. Because the Effective Time will not occur until some time following the Meeting and the Election Date, there can be no assurance that the market prices of the ATI Common Shares and the AMD Common Stock on the date of the Meeting or the date on which ATI Common Shareholders decide between a Stock Election and a Cash Election will be indicative of their respective prices at the Effective Time.

Allocation, Proration and Non-Election

        The number of shares of AMD Common Stock deliverable in the Arrangement is limited to the Shares Available and the amount of cash deliverable in the Arrangement is limited to the Cash Available. In the event that ATI Common Shareholders make Stock Elections for a greater number of shares of AMD Common Stock than the Shares Available, or make Cash Elections for a greater amount of cash than the Cash Available, they will be subject to proration as described under "Arrangement Mechanics — Treatment of ATI Common Shares — Proration Provisions". Accordingly, no assurances can be made that ATI Common Shareholders will receive the number of shares of AMD Common Stock or the amount of cash that they elect.

        Shares for which no valid election has been made are subject to the allocation and proration provisions described under "Arrangement Mechanics — Treatment of ATI Common Shares — Failure to Elect." There can be no assurance as to the form of consideration that ATI Common Shareholders will receive if they fail to elect.

Consents and Approvals

        Completion of the Arrangement is subject to receipt of all required Regulatory Consents, see "Principal Legal Matters — Regulatory Matters". A substantial delay in obtaining the Regulatory Consents could increase the risks described under "— Fixed Number of Shares of AMD Common Stock". Also, the imposition of unfavourable terms or conditions in connection with any of the Regulatory Consents could have an adverse effect on the business, financial condition or operations of the combined business.

Closing Conditions

        Completion of the Arrangement is subject to several closing conditions, including the approval of ATI Common Shareholders at the Meeting, approval of the Court and certain regulatory approvals. See "The Acquisition Agreement — Conditions Precedent to the Arrangement".

        There is no assurance that AMD and ATI will be able to obtain such approvals on a timely basis or at all. If the Arrangement is not approved or the Arrangement is otherwise not completed, ATI's share price and future business and operations may be adversely affected. ATI's ability to compete effectively may be adversely affected. In addition, if the Arrangement is not completed, ATI may be required to pay AMD a Termination Fee of $162.0 million under certain circumstances. See "The Acquisition Agreement — Termination Fee".

        If the Arrangement is not completed, ATI may be subject to a number of additional material risks. For example, ATI may have independently chosen to forego or have foregone other opportunities which would have otherwise been available had the Acquisition Agreement not been executed. Customer, supplier, partner and/or employee relations may be adversely affected as a result of the failure to complete the Arrangement. ATI's plans to continue its normal business in the event that the Arrangement is not completed as planned or as scheduled may be materially adversely affected by the expenses incurred in connection with the Arrangement, the payment of the Termination Fee, if any, the disruption of commercial relationships, the diversion of management and other resources and other events which may interrupt ATI's normal business. In addition, ATI may be unable to conclude another sale, merger or combination on terms as favourable as the Arrangement, in a timely manner, or at all.

Business Environment

        The businesses of ATI and AMD are subject to a number of risks, and the combined business will continue to be subject to these risks. The risks associated with ATI's business are described in the ATI Documents that are incorporated by reference in this Circular, in particular the sections entitled "Risks and Uncertainties" in ATI's Management's Discussion and Analysis for the fiscal year ended August 31, 2005 and "Risks and Uncertainties" in ATI's Renewal Annual Information Form for the fiscal year ended August 31, 2005. The risks associated with AMD's business are described in the AMD Documents that are incorporated by reference in this document, in particular, AMD's Quarterly Report on Form 10-Q for the quarter ended July 2, 2006 under the heading "Risk Factors".

Integration of Operations

        The value of the shares of AMD Common Stock following completion of the Arrangement may be affected by the success of the combined company's management in integrating the operations and personnel of ATI into AMD.

        The success of the Arrangement will be dependent in large part on the success of the management of the combined company in integrating the operations, technologies and personnel of the two companies following the Arrangement. The failure of the combined company to meet the challenges involved in successfully integrating the operations of ATI and AMD or otherwise to realize any of the anticipated benefits of the Arrangement could impair the results of operations of the combined company. In addition, the overall integration of the two companies may result in unanticipated operations problems, expenses, liabilities and diversion of management's attention. The challenges involved in this integration include the following:

  •
  retaining key employees;

  •
  addressing possible differences in cultures and management philosophies;

  •
  consolidating corporate and administrative infrastructures;

  •
  coordinating sales and marketing functions;

  •
  preserving AMD's and ATI's customer, supplier, ecosystem partner and other important relationships;

  •
  minimizing the diversion of management's attention from ongoing business concerns; and

  •
  coordinating geographically separate organizations.

Substantial Leverage

        The Debt Financing or any alternative to, or refinancing of, the Debt Financing will result in a substantial increase in the amount of AMD's outstanding indebtedness, which may have the following effects on the combined company after the Arrangement has been completed:

  •
  make it more difficult for the combined company to satisfy financial obligations, including making scheduled principal and interest payments;

  •
  limit the combined company's ability to borrow additional funds for working capital, capital expenditures, acquisitions and general corporate and other purposes;

  •
  limit the combined company's ability to use cash flow or obtain additional financing for future working capital, capital expenditures, acquisitions or other general corporate purposes;

  •
  require the combined company to use a portion of its cash flow from operations to make debt service payments;

  •
  limit the combined company's flexibility to plan for, or react to, changes in its business and industry;

  •
  place the combined company at a competitive disadvantage compared to its less leveraged competitors;

  •
  increase the combined company's vulnerability to the impact of adverse economic and industry conditions; and

  •
  adversely impact the ability of the combined company to realize the benefits of the Arrangement.

MARKET PRICES OF AND DIVIDENDS ON
ATI COMMON SHARES AND AMD COMMON STOCK

Share Prices

        ATI Common Shares are traded on both the NASDAQ and the TSX. AMD Common Stock is traded on the NYSE. The following table sets forth, for the calendar periods indicated, the high and low closing sales prices as well as the trading volume of the ATI Common Shares as reported on the NASDAQ and the TSX, expressed in U.S. dollars and Canadian dollars, respectively, and the AMD Common Stock as reported on the NYSE, expressed in U.S. dollars.

	ATI (NASDAQ)			ATI (TSX)			AMD (NYSE)
	(USD)			(CAD)			(USD)
	High	Low	Trading Volume	High	Low	Trading Volume	High	Low	Trading Volume
2004
Third Quarter	$18.44	$13.59	149,911,296	$25.16	$17.92	73,722,262	$15.50	$10.86	626,356,992
Fourth Quarter	$20.39	$15.89	203,700,000	$24.82	$19.91	85,600,000	$24.85	$13.43	789,873,600
2005
First Quarter	$19.73	$16.41	200,400,000	$23.26	$19.95	78,600,000	$21.41	$14.86	766,487,296
Second Quarter	$17.34	$11.80	331,400,000	$21.13	$14.45	112,200,000	$18.21	$14.16	513,765,312
Third Quarter	$13.94	$11.34	339,194,304	$16.42	$13.51	80,591,341	$25.20	$17.45	509,429,184
Fourth Quarter	$17.10	$13.10	312,750,496	$20.05	$15.46	66,913,088	$31.70	$21.00	696,045,120
2006
First Quarter	$17.98	$14.33	361,538,912	$20.85	$16.54	88,330,206	$42.10	$32.40	1,092,690,944
April	$17.30	$15.52	100,075,913	$20.10	$17.30	19,606,201	$35.42	$30.60	344,304,700
May	$17.56	$15.15	131,417,559	$19.45	$16.67	25,135,626	$34.95	$30.48	323,220,100
June	$16.67	$13.65	157,280,049	$18.38	$15.06	27,264,128	$31.39	$23.89	340,112,200
July	$20.14	$14.72	455,488,190	$22.75	$16.22	57,557,489	$24.60	$17.39	422,184,000
August	$21.50	$20.14	196,239,497	$23.91	$22.60	36,205,241	$25.03	$19.10	458,093,500
September 1 – September 12	$21.83	$21.35	70,125,741	$24.45	$23.61	12,996,764	$26.48	$24.53	151,600,600

        On July 21, 2006, the last full trading day on the NASDAQ and on the TSX prior to the public announcement of the Arrangement, the closing sale price per ATI Common Share as reported on the NASDAQ was $16.56 and on the TSX was Cdn.$18.77. On July 21, 2006, the last full trading day on the NYSE prior to the public announcement of the Arrangement, the closing sale price per share of AMD Common Stock as reported on the NYSE was $18.26. On September 12, 2006, the last full trading day prior to the date of this Circular, the closing sale price per ATI Common Share as reported on the NASDAQ was $21.83 and on the TSX was Cdn.$24.45, and the closing sale price per share of AMD Common Stock as reported on the NYSE was $26.48. Because the market price of the AMD Common Stock is subject to fluctuation due to numerous market forces, the market value of the AMD Common Stock that holders of ATI Common Shares will receive under the Arrangement may increase or decrease prior to the Effective Time. ATI Common Shareholders are urged to obtain current market quotations for their ATI Common Shares and the AMD Common Stock. Historical market prices are not indicative of future market prices.

Dividend History

        Neither ATI nor AMD has ever declared or paid any cash dividends on their outstanding shares.

INFORMATION CONCERNING AMD

        The following information about AMD is a general summary only and is not intended to be comprehensive and should be read in conjunction with the AMD Documents set out under the heading "Available Information and Documents Incorporated by Reference — AMD Documents".

        AMD is a leading semiconductor company with manufacturing or testing facilities in the United States, Europe and Asia, and sales offices throughout the world. AMD designs, manufactures and markets microprocessor solutions for the computing, communications and consumer electronics markets. These solutions include microprocessors for various embedded applications, such as thin clients, ATMs and point of sale devices.

        Prior to the closing of the initial public offering, or IPO, of Spansion Inc. on December 21, 2005, AMD also manufactured and sold Flash memory devices through its formerly consolidated, majority owned subsidiary, Spansion LLC. As of the IPO, Spansion Inc. is an independent company and is no longer AMD's majority owned subsidiary.

        AMD was incorporated under the laws of Delaware on May 1, 1969 and became a publicly held company in 1972. Since 1979 the AMD Common Stock has been listed on the NYSE under the symbol "AMD."

        The Purchaser is an Alberta ULC and an indirect wholly-owned subsidiary of AMD. The Purchaser was incorporated on June 30, 2006 solely to undertake the Transactions and participate in the Arrangement.

INFORMATION CONCERNING ATI

        The following information about ATI is a general summary only and is not intended to be comprehensive and should be read in conjunction with the ATI Documents set out under the heading "Available Information and Documents Incorporated by Reference — ATI Documents".

        ATI is a world leader in the supply of graphics and multimedia processing products and technologies for desktop and notebook PCs, and consumer electronic devices such as handheld mobile phones, digital televisions (DTVs) and game consoles. Founded in 1985, ATI became a publicly held company in 1993. ATI Common Shares are listed on the NASDAQ under the symbol "ATYT" and on the TSX under the symbol "ATY".

        ATI's graphics processors increase the speed and complexity of the images that can be displayed and improve image quality and color definition. Rich and intuitive visual experiences make digital electronic products such as PCs and consumer electronic devices more accessible and more compelling to end-users. Increasingly, computing, entertainment and communications product platforms rely on graphics or visual processors to deliver an engaging experience and enrich the utility of their products for end-users. ATI applies its proprietary technologies, design capabilities and software to provide visual solutions for customers in all of its target markets.

        In the first quarter of fiscal 2005, ATI began to report its financial and operating performance in two segments — PC and Consumer — reflecting the two primary markets for its semiconductor graphics products.

        The PC segment includes all 3D graphics, video and multimedia products and chipsets which are developed for use in desktop and notebook PCs, including professional workstations, servers and home media PCs. The Consumer segment includes products used in mobile phones and DTVs. The Consumer segment also includes royalties and contract engineering services derived from mobile phone and game console products.

        ATI caters to all market segments with products and features that address the specific needs of end-users. ATI's Radeon and Mobility Radeon brands are recognized leaders in the PC graphics market. ATI's Imageon multimedia processors address the handheld mobile phone market and its Xilleon and Theatre products target the DTV market.

        ATI's ten largest customers accounted for approximately 61% of its consolidated revenues in fiscal 2005. A significant portion of PCs and consumer electronic devices are currently built in the Asia-Pacific region, regardless of where the products are sold.

        ATI is headquartered in Markham, Ontario, and operates technology centres and sales support offices in Canada, the United States, Europe and the Asia-Pacific region. At August 31, 2006, ATI had approximately 4,000 employees worldwide.

SELECTED HISTORICAL FINANCIAL DATA

Selected Historical Consolidated Financial Data of AMD

        Set forth below is a summary of certain consolidated financial information with respect to AMD and its subsidiaries as of the dates and for the periods indicated. The selected historical consolidated financial data of AMD and its subsidiaries as of and for the fiscal years ended December 25, 2005, December 26, 2004 and December 28, 2003 have been derived from the AMD audited consolidated financial statements. The selected historical consolidated financial data as of and for the six months ended July 2, 2006 and June 26, 2005 have been derived from the AMD unaudited condensed consolidated financial statements and includes, in the opinion of management of AMD, all adjustments consisting of normal recurring accruals that AMD considers necessary to present fairly the results of such periods. The AMD audited consolidated financial statements and the AMD unaudited condensed consolidated financial statements from which this selected historical financial data is derived were prepared in accordance with U.S. GAAP which differs slightly from Canadian GAAP. This selected historical financial data should be read in conjunction with the audited consolidated financial statements and the AMD management's discussion and analysis of financial condition and results of operations contained in AMD's Annual Report on Form 10-K for the year ended December 25, 2005, and the unaudited condensed consolidated financial statements and AMD management's discussion and analysis of financial condition and results of operations contained in AMD's Quarterly Report on Form 10-Q for the quarter ended July 2, 2006.

        On December 21, 2005, Spansion Inc. completed its initial public offering (IPO) of its Class A common stock. Prior to the IPO, Spansion Inc. was AMD's majority owned subsidiary, and AMD held a 60 percent controlling ownership interest. Consequently, the financial position, results of operations and cash flows through December 20, 2005 of Spansion Inc. were included in AMD's consolidated statements of operations and statements of cash flows. Following the IPO, AMD's ownership interest in Spansion Inc. was diluted from 60 percent to 37.9 percent. As a result, AMD no longer exercises control over the operations of Spansion Inc. Therefore, from December 21, 2005, AMD uses the equity method of accounting to record its proportionate share of net income (loss) of Spansion Inc.

	Six months ended		Year ended
	July 2, 2006	June 26, 2005	December 25, 2005	December 26, 2004	December 28, 2003
	(in U.S.$ thousands except per share amounts)
Net sales	$2,548,525	$2,486,546	$5,847,577	$5,001,435	$3,519,168
Net income (loss)	$273,371	$(6,104)	$165,483	$91,156	$(274,490)
Earnings (loss) per common share
Basic	$0.58	$(0.02)	$0.41	$0.25	$(0.79)
Diluted	$0.55	$(0.02)	$0.40	$0.25	$(0.79)
Dividends per common share	—	—	—	—	—
Total assets (at end of period)	$8,061,895	$7,772,562	$7,287,779	$7,844,210	$7,049,772
Long-term debt and capital lease obligations, including current portion (at end of period)	$692,248	$1,845,817	$1,370,289	$1,859,096	$2,092,940

Selected Historical Consolidated Financial Data of ATI

        Set forth below is a summary of certain consolidated financial information with respect to ATI and its subsidiaries as at the dates and for the periods indicated. The selected historical consolidated financial data of ATI and its subsidiaries as at and for the fiscal years ended August 31, 2005, 2004 and 2003 have been derived from historical audited consolidated financial statements. The selected historical consolidated financial data for the nine months ended May 31, 2006 and 2005 has been derived from the ATI unaudited consolidated financial statements for the periods ended May 31, 2006 and 2005, respectively, contained in ATI's interim financial statements for the nine months ended May 31, 2006 and includes, in the opinion of management of ATI, all adjustments consisting of normal recurring accruals which ATI considers necessary to present fairly the results of such periods. ATI's audited consolidated financial statements and ATI's unaudited consolidated financial statements from which this selected historical financial data is derived were prepared in accordance with Canadian GAAP. This selected historical financial data should be read in conjunction with the ATI audited consolidated financial statements and ATI's Management Discussion and Analysis for the year ended August 31, 2005 and the unaudited consolidated financial statements for the nine months ended May 31, 2006.

	Nine months ended May 31		Year ended August 31
	2006	2005	2005	2004	2003
	(in U.S.$ thousands except per share amounts)
Revenue	$1,915,357	$1,752,282	$2,222,509	$1,996,717	$1,385,293
Income from operations	$67,273	$141,559	$24,819	$249,731	$44,487
Net income	$73,667	$120,451	$16,929	$204,799	$35,229
Net income per common share
Basic	$0.29	$0.48	$0.07	$0.84	$0.15
Diluted	$0.29	$0.47	$0.07	$0.80	$0.14
Dividends per common share	—	—	—	—	—
Total assets (at end of period)	$1,829,986	$1,884,050	$1,743,491	$1,514,454	$1,116,058
Long-term debt, including current portion (at end of period)	$33,073	$29,847	$30,962	$29,624	$29,467

COMPILATION REPORT ON PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

To the Boards of Directors
Advanced Micro Devices, Inc. and ATI Technologies Inc.

        We have read the accompanying unaudited pro forma condensed combined balance sheet of Advanced Micro Devices, Inc. ("AMD") at July 2, 2006 and unaudited pro forma condensed combined statements of operations for the six-month period ended July 2, 2006 and for the year ended December 25, 2005, and have performed the following procedures.

1.
Compared the figures in the columns captioned "AMD at July 2, 2006" and columns captioned "AMD Six Months Ended July 2, 2006" to the unaudited condensed consolidated financial statements of AMD at July 2, 2006 and for the six-month period then ended, and the column captioned "AMD Year Ended December 25, 2005" to the audited consolidated financial statements of AMD for the year ended December 25, 2005, and found them to be in agreement.

2.
Compared the figures in the column captioned "ATI at May 31, 2006" to the column captioned "Adjusted" in the table captioned "ATI Technologies Inc. and Subsidiaries Condensed Consolidated Balance Sheet May 31, 2006," in Note 5 of the notes to unaudited pro forma condensed combined financial statements, and found them to be in agreement.

3.
In respect of the table in Note 5 we:

a.
Compared the figures in the column captioned "Canadian GAAP" to the balance sheet from the unaudited consolidated financial statements of ATI at May 31, 2006, and found them to be in agreement.

b.
Compared the figures in the column captioned "U.S. GAAP Adjustments" to amounts derived from the Canadian GAAP to U.S. GAAP reconciliation notes included in the unaudited consolidated financial statements of ATI at May 31, 2006, and found them to be in agreement.

c.
Compared the amounts in the column captioned "Presentation Adjustments" to schedules prepared by AMD management and found them to be in agreement.

d.
Recalculated the amounts in the column captioned "Adjusted," and found them to be arithmetically correct.

4.
Compared the figures in column captioned "ATI Year Ended November 30, 2005" to the column captioned "Adjusted" in the table captioned "ATI Technologies Inc. and Subsidiaries Condensed Consolidated Statement of Operations Twelve Months Ended November 30, 2005," in Note 6 of the notes to unaudited pro forma condensed combined financial statements, and found them to be in agreement.

5.
In respect of the table in Note 6 captioned "ATI Technologies Inc. and Subsidiaries Condensed Consolidated Statement of Operations Twelve Months Ended November 30, 2005" we:

a.
Compared the figures in the column captioned "Canadian GAAP" to amounts calculated by adding the figures in the statement of operations from the unaudited consolidated financial statements of ATI for the three months ended November 30, 2005 to the figures in the statement of operations from the audited consolidated financial statements of ATI for the year ended August 31, 2005 and subtracting the figures in the statement of operations from the unaudited consolidated financial statements of ATI for the three months ended November 30, 2004, and found them to be in agreement.

b.
Compared the figures in the column captioned "U.S. GAAP Adjustments," which were derived, after making adjustments consistent with 5a. above, from the Canadian GAAP to U.S. GAAP Reconciliation notes to each of the audited consolidated financial statements of ATI for the year ended August 31, 2005 and the unaudited consolidated financial statements of ATI for the three-month periods ended November 30, 2005 and 2004, and found them to be in agreement.

c.
Compared the amounts in the column captioned "Presentation Adjustments" to schedules prepared by AMD management and found them to be in agreement.

  d.
  Recalculated the amounts in the column captioned "Adjusted" and found them to be arithmetically correct.

6.
Compared the figures in column captioned "ATI Six Months Ended May 31, 2006" to the column captioned "Adjusted" in the table captioned "ATI Technologies Inc. and Subsidiaries Condensed Consolidated Statement of Operations Six Months Ended May 31, 2006," in Note 6 of the notes to unaudited pro forma condensed combined financial statements, and found them to be in agreement.

7.
In respect of the table in Note 6 captioned "ATI Technologies Inc. and Subsidiaries Condensed Consolidated Statement of Operations Six Months Ended May 31, 2006" we:

a.
Compared the figures in the column captioned "Canadian GAAP" to amounts calculated by subtracting the figures in the statement of operations from the unaudited consolidated financial statements of ATI for the three months ended November 30, 2005 from the figures in the statement of operations from the unaudited consolidated financial statements of ATI for the nine months ended May 31, 2006, and found them to be in agreement.

b.
Compared the figures in the column captioned "U.S. GAAP Adjustments," which were derived, after making adjustments consistent with those in 7a. above, from the Canadian GAAP to U.S. GAAP reconciliation notes to each of the unaudited consolidated financial statements of ATI for the nine months ended May 31, 2006 and the unaudited consolidated financial statements of ATI for the three months ended November 30, 2005, and found them to be in agreement.

c.
Compared the amounts in the column captioned "Presentation Adjustments" to schedules prepared by AMD management and found them to be in agreement.

d.
Recalculated the amounts in the column captioned "Adjusted" and found them to be arithmetically correct.

8.
Made enquiries of certain officials of AMD and ATI who have responsibility for financial and accounting matters about:

a.
the basis for determination of the pro forma adjustments; and

b.
whether the pro forma condensed combined financial statements comply as to form in all material respects with Canadian Securities Legislation.

  The officials:

  a.
  described to us the basis for determination of the pro forma adjustments; and

  b.
  stated that the pro forma condensed combined financial statements comply as to form in all material respects with Canadian Securities Legislation.

9.
Read the notes to pro forma condensed combined financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

10.
Recalculated the application of the pro forma adjustments to (i) the aggregate of the amounts captioned "AMD at July 2, 2006" and "ATI at May 31, 2006" contained in the pro forma condensed combined balance sheet at July 2, 2006, (ii) the aggregate of the amounts captioned "AMD Six Months Ended July 2, 2006" and "ATI Six Months Ended May 31, 2006" contained in the pro forma condensed combined statement of operations for the six months ended July 2, 2006 and (iii) the aggregate of the amounts captioned "AMD Year Ended December 25, 2005" and "ATI Year Ended November 30, 2005" contained in the pro forma condensed combined statement of operations for the year ended December 25, 2005, and found the amounts in the columns captioned "Pro Forma Combined" to be arithmetically correct.

        A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

San Jose, California	ERNST & YOUNG LLP
September 13, 2006	(Signed) ERNST & YOUNG LLP

Comments for United States Readers on Differences between Canadian and United States Reporting Standards

        The above compilation report is provided solely to comply with the applicable requirements of Canadian securities laws. The Canadian auditing standards specify the procedures that should be performed which are outlined in the report. These procedures would not be sufficient to allow for an expression of opinion under the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"). The procedures that would be performed to allow for an expression of an opinion under the standards of the PCAOB would be more extensive and greater in scope than that required by the Canadian auditing standards. Accordingly, no opinion is expressed on the pro forma information under the standards of the PCAOB.

San Jose, California	ERNST & YOUNG LLP
September 13, 2006	(Signed) ERNST & YOUNG LLP

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed combined balance sheet as of July 2, 2006 and the unaudited pro forma condensed combined statements of operations for the year ended December 25, 2005 and the six months ended July 2, 2006 are based on the historical financial statements of AMD and ATI after giving effect to (1) the Arrangement, (2) the Debt Financing, and (3) the assumptions and adjustments described in the accompanying notes to unaudited pro forma condensed combined financial statements.

        The pro forma information is preliminary, is being furnished solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. The pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information. It does not reflect cost savings, operating synergies or revenue enhancements expected to result from the Arrangement or the costs to achieve these cost savings, operating synergies and revenue enhancements. Income taxes reflect the assumption that certain U.S. tax elections will be made related to this acquisition that will allow AMD to realize U.S. tax deductions from the amortization of acquired intangibles and goodwill.

        Pro forma adjustments reflect the estimated total consideration necessary to complete the Arrangement and the related transactions, which is estimated to be approximately $4.2 billion in cash and 57 million shares of AMD Common Stock, based on the number of ATI Common Shares outstanding on July 21, 2006, and record ATI's net tangible and intangible assets acquired and liabilities assumed at their estimated fair values. Pro forma adjustments also reflect the amortization expense related to acquired amortizable tangible and intangible assets, depreciation and amortization expense resulting from fair value adjustments to net tangible assets, incremental interest expense on the Debt Financing to be undertaken by AMD to assist with financing the cash portion of the consideration and the income tax effects related to the pro forma adjustments. These pro forma adjustments and the allocation of the consideration are preliminary and are based on AMD's management's estimates of the fair value of the assets to be acquired and liabilities to be assumed in the Arrangement.

        The final allocation of the purchase price will be completed after AMD has finalized the valuation of ATI's assets and liabilities. A final determination of these fair values cannot be made prior to the completion of the Arrangement. This final valuation will be based on the actual net tangible and intangible assets of ATI that exist as of the closing date of the Arrangement. Amounts recorded in connection with the final purchase price allocation may differ significantly from the information contained in these unaudited pro forma condensed combined financial statements.

        The unaudited pro forma condensed combined balance sheet is presented as if the Arrangement and the Debt Financing had been completed on July 2, 2006, the last day of AMD's second fiscal quarter and combines the historical unaudited consolidated balance sheet of AMD at July 2, 2006 and the historical unaudited consolidated balance sheet of ATI at May 31, 2006.

        The unaudited pro forma condensed combined statements of operations for the year ended December 25, 2005 and for the six months ended July 2, 2006 are presented as if the Arrangement and the Debt Financing had been completed on December 27, 2004, the first day of AMD's fiscal 2005. The unaudited pro forma condensed combined statement of operations for the year ended December 25, 2005 combines the historical results of AMD for the year ended December 25, 2005 and, due to ATI's different fiscal year end, the historical results of ATI for the 12 months ended November 30, 2005. The unaudited pro forma condensed combined statement of operations for the six months ended July 2, 2006 combines the historical unaudited results of AMD for the six months ended July 2, 2006 and the historical unaudited results of ATI for the six months ended May 31, 2006. ATI's historical consolidated financial statements were prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. AMD's consolidated financial statements were prepared in accordance with U.S. GAAP. As described in Notes 5 and 6 to these unaudited pro forma condensed combined financial statements, ATI's historical consolidated financial statements have been reconciled to U.S. GAAP and certain additional conforming presentation adjustments have also been made to the financial statements of ATI to conform with AMD's presentation under U.S. GAAP.

        The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical consolidated financial statements and accompanying notes of AMD and ATI incorporated by reference in this Circular.

        The unaudited pro forma condensed combined financial statements are not intended to represent or be indicative of the consolidated results of operations or financial condition of the combined company that would have been reported had the Arrangement been completed as of the dates presented and should not be considered as indicative of the future expected consolidated results of operations or financial condition of the combined company.

        AMD may seek to refinance the Debt Financing after the Arrangement has been consummated. There is no guarantee that any or all of the Debt Financing can be refinanced at interest rates acceptable to AMD. There is currently no commitment to refinance the Debt Financing and, accordingly, the pro forma financial statements do not reflect the impact of such refinancing.

ADVANCED MICRO DEVICES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
at July 2, 2006
U.S. GAAP (U.S. dollar, in thousands)

	AMD at July 2, 2006	ATI at May 31, 2006	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$688,657	$166,851	$(695,441)	(3)(4)	$160,067
Marketable securities	1,841,405	351,277	(1,000,000)	(3)	1,192,682
Accounts receivable, net	571,539	354,712	—		926,251
Inventories	405,285	365,618	100,182	(3)	871,085
Deferred income taxes	90,323	9,041	—		99,364
Prepaid expenses and other current assets	287,598	33,319	—		320,917
Receivable from Spansion	20,725	—	—		20,725

Total current assets	3,905,532	1,280,818	(1,595,259)		3,591,091
Property, plant and equipment, net	3,163,181	119,749	4,809	(3)	3,287,739
Goodwill	—	193,844	2,635,609	(1)(3)	2,829,453
Other intangibles, net	—	37,084	1,037,316	(1)(3)	1,074,400
Other assets	306,198	117,364	21,500	(3)(4)	445,062
Net investment in Spansion Inc.	686,984	—	—		686,984

Total assets	$8,061,895	$1,748,859	$2,103,975		$11,914,729

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$706,454	$283,471	$—		$989,925
Accrued compensation and benefits	161,547	42,566	—		204,113
Accrued liabilities	429,843	234,177	21,500	(3)	685,520
Income taxes payable	45,567	—	—		45,567
Deferred income	189,992	12,566	—		202,558
Current portion of long-term debt and capital lease obligations	45,139	2,450	—		47,589
Other current liabilities	175,947	—	—		175,947

Total current liabilities	1,754,489	575,230	21,500		2,351,219
Deferred income taxes	90,323	15,770	—		106,093
Long-term debt and capital lease obligations	647,109	30,623	2,500,000	(3)	3,177,732
Other long-term liabilities	450,289	—	—		450,289
Minority interest in consolidated subsidiaries	267,095	115	—		267,210
Commitments and contingencies
Stockholders' equity:
Common stock, par value	4,856	701,583	(701,017)	(2)(3)	5,422
Capital in excess of par value	4,011,482	83,451	1,179,279	(2)(3)	5,274,212
Treasury stock, at cost	(89,698)	(7,840)	7,840	(2)	(89,698)
Retained earnings	747,160	338,165	(891,865)	(2)(3)	193,460
Accumulated other comprehensive income	178,790	11,762	(11,762)	(2)	178,790

Total stockholders' equity	4,852,590	1,127,121	(417,525)		5,562,186

Total liabilities and stockholders' equity	$8,061,895	$1,748,859	$2,103,975		$11,914,729

See accompanying notes to unaudited pro forma condensed combined financial statements.

ADVANCED MICRO DEVICES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 25, 2005
U.S. GAAP (U.S. dollar, in thousands, except per share amounts)

	AMD Year Ended December 25, 2005	ATI Year Ended November 30, 2005	Pro Forma Adjustments		Pro Forma Combined
Net sales	$4,972,408	$2,199,353	$—		$7,171,761
Net sales to related party	875,169	—	—		875,169

Total net sales	5,847,577	2,199,353	—		8,046,930
Cost of sales	3,455,812	1,625,309	4,498	(2)(3)	5,085,619

Gross margin	2,391,765	574,044	(4,498)		2,961,311
Research and development	1,144,025	406,543	38,665	(1)(2)(3)	1,589,233
Marketing, general and administrative	1,016,085	235,860	25,402	(1)(2)(3)(5)	1,277,347
Amortization of acquisition related intangibles	—	—	211,417	(4)	211,417

Operating income (loss)	231,655	(68,359)	(279,982)		(116,686)
Interest income	37,151	16,718	—		53,869
Interest expense	(104,960)	(2,090)	(184,446)	(6)(7)	(291,496)
Other income (expense), net	(23,580)	2,338	—		(21,242)

Income (loss) before minority interest, loss on disposition of equity interest in Spansion Inc., equity in net income of unconsolidated investee and income taxes	140,266	(51,393)	(464,428)		(375,555)
Minority interest in consolidated subsidiaries	125,151	—	—		125,151
Loss on disposition of equity interest in Spansion Inc.	(109,681)	—	—		(109,681)
Equity in net income of unconsolidated investee	3,105	—	—		3,105

Income (loss) before income taxes provision (benefit)	158,841	(51,393)	(464,428)		(356,980)
Benefit for income taxes	(6,642)	(36,193)	—	(8)	(42,835)

Net income (loss)	$165,483	$(15,200)	$(464,428)		$(314,145)

Net income (loss) per common share:
Basic	$0.41	$(0.06)			$(0.69)
Diluted	$0.40	$(0.06)			$(0.69)
Shares used in per share calculation:
Basic	400,004	251,117			456,576
Diluted	440,776	251,117			456,576

See accompanying notes to unaudited pro forma condensed combined financial statements.

ADVANCED MICRO DEVICES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
For the Six Months Ended July 2, 2006
U.S. GAAP (U.S. dollar, in thousands, except per share amounts)

	AMD Six Months Ended July 2, 2006	ATI Six Months Ended May 31, 2006	Pro Forma Adjustments		Pro Forma Combined
Net sales	$2,548,525	$1,324,654	$—		$3,873,179

Total net sales	2,548,525	1,324,654	—		3,873,179
Cost of sales	1,079,399	939,452	(304)	(2)(3)	2,018,547

Gross margin	1,469,126	385,202	304		1,854,632
Research and development	542,850	222,101	(15,115)	(1)(2)(3)	749,836
Marketing, general and administrative	565,567	128,839	(3,076)	(1)(2)(3)(5)	691,330
Amortization of acquisition related intangibles	—	—	105,709	(4)	105,709

Operating income (loss)	360,709	34,262	(87,214)		307,757
Interest income	63,470	11,661	—		75,131
Interest expense	(41,106)	(1,034)	(92,224)	(6)(7)	(134,364)
Other income (expense), net	(11,888)	3,406	—		(8,482)

Income before minority interest, equity in net loss of Spansion Inc., and income taxes	371,185	48,295	(179,438)		240,042
Minority interest in consolidated subsidiaries	(13,530)	—	—		(13,530)
Equity in net loss of Spansion Inc.	(30,710)	—	—		(30,710)
Provision (benefit) for income taxes	53,574	(5,846)	(62,803)	(8)	(15,075)

Net income	$273,371	$54,141	$(116,635)		$210,877

Net income per common share:
Basic	$0.58	$0.21			$0.40
Diluted	$0.55	$0.21			$0.37
Shares used in per share calculation:
Basic	474,311	252,947			530,883
Diluted	497,542	258,439			568,851

See accompanying notes to unaudited pro forma condensed combined financial statements.

ADVANCED MICRO DEVICES, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.     BASIS OF PRESENTATION

  The unaudited pro forma condensed combined balance sheet as of July 2, 2006 and the unaudited pro forma condensed combined statements of operations for the six months ended July 2, 2006 and the year ended December 25, 2005 are based on the historical financial statements of AMD and ATI after giving effect to (1) the Arrangement, (2) the Debt Financing and (3) the assumptions and adjustments described in these notes to unaudited pro forma condensed combined financial statements.

  The pro forma information is being furnished solely for informational purposes and is not necessarily indicative of the combined results of operations or financial position that might have been achieved for the periods or dates indicated, nor is it necessarily indicative of the future results of the combined company. The pro forma information is based on preliminary estimates and assumptions set forth in the notes to such information. It does not reflect cost savings, operating synergies or revenue enhancements expected to result from the Arrangement or the costs to achieve these cost savings, operating synergies and revenue enhancements. Income taxes reflect the assumption that certain U.S. tax elections will be made related to this acquisition that will allow AMD to realize U.S. tax deductions from the amortization of acquired intangibles and goodwill. The pro forma adjustments and the allocation of the consideration are preliminary and are based on AMD's management's estimates of the fair value of the assets to be acquired and liabilities to be assumed in the Arrangement.

  The final allocation of the purchase price will be completed after AMD has finalized the valuation of ATI's assets and liabilities. A final determination of these fair values cannot be made prior to the completion of the Arrangement. The final valuation will be based on the actual net tangible and intangible assets of ATI that exist as of the closing date of the Arrangement. Any final adjustments may change the allocation of the consideration, which could affect the fair value assigned to the assets and liabilities and could result in a significant change to the amounts reflected in the unaudited pro forma condensed combined financial statements. Amounts preliminarily allocated to intangible assets may change significantly, which could result in a material increase or decrease in amortization of intangible assets. Estimates related to the determination of the useful lives of the assets acquired may also change, which could result in a material increase or decrease in depreciation or amortization expense. In addition, the timing of the completion of the Arrangement and other changes in ATI's net tangible and intangible assets and liabilities prior to completion of the Arrangement could cause material differences in the information presented.

  The unaudited pro forma condensed combined balance sheet is presented as if the Arrangement and the Debt Financing had been completed on July 2, 2006 and combines the historical unaudited consolidated balance sheet of AMD at July 2, 2006 and the historical unaudited consolidated balance sheet of ATI at May 31, 2006.

  The unaudited pro forma condensed combined statements of operations for the year ended December 25, 2005 and for the six months ended July 2, 2006 are presented as if the Arrangement and the Debt Financing had been completed on December 27, 2004, the first day of AMD's fiscal 2005. The unaudited pro forma condensed combined statement of operations for the year ended December 25, 2005 combines the historical results of AMD for the year ended December 25, 2005 and, due to ATI's different fiscal year end, the historical results of ATI for the 12-month period ended November 30, 2005. The unaudited pro forma condensed combined statement of operations for the six months ended July 2, 2006 combines the historical unaudited results of AMD for the six months ended July 2, 2006 and the historical unaudited results of ATI for the six months ended May 31, 2006. ATI's historical consolidated financial statements were prepared in accordance with Canadian GAAP, which differs in certain respects from U.S. GAAP. AMD's consolidated financial statements were prepared in accordance with U.S. GAAP. As described in Notes 5 and 6 to these unaudited pro forma condensed combined financial statements, ATI's historical consolidated financial statements were reconciled to U.S. GAAP and certain adjustments have also been made to the financial statements of ATI to conform with AMD's presentation under U.S. GAAP. Unless stated otherwise, all dollar amounts are presented in U.S. dollars.

2.     THE ARRANGEMENT

  On July 23, 2006, AMD and ATI entered into the Acquisition Agreement pursuant to which AMD agreed to acquire all of the outstanding ATI Common Shares for a combination of cash and shares of AMD Common Stock. The aggregate cash consideration payable by AMD for all outstanding ATI Common Shares equals the product of $16.40 and the number of ATI Common Shares outstanding immediately prior to the Effective Time. The aggregate number of shares of AMD Common Stock issuable by AMD for all outstanding ATI Common Shares equals the product of 0.2229 and the number of ATI Common Shares outstanding immediately prior to the Effective Time. Under the agreement, AMD will also assume substantially all issued and outstanding ATI stock options, restricted stock units and other equity-based awards in exchange for comparable AMD equity-based awards based on an exchange ratio equal to the sum of (i) 0.2229 and (ii) $16.40 divided by the AMD closing stock price, which is the volume weighted average trading price of AMD common stock on NYSE for the 10 trading days prior to the Effective Time. The acquisition will be accounted for under the purchase method of accounting.

  The following table summarizes the components of the estimated total consideration determined for accounting purposes of these pro forma condensed combined financial statements (in thousands):

Value
Cash to be paid for ATI common stock(1)	$4,162,320
56.57 million shares of AMD common stock to be issued for ATI common stock(2)	1,033,005
Estimated fair value of stock options, stock appreciation rights, and restricted stock units to be exchanged(3)	315,254
Unvested portion of the fair value of stock options, stock appreciation rights, and restricted stock units(3)	(76,842)
Estimated direct transaction costs(4)	25,000

Estimated total purchase price	$5,458,737

  (1)
  The cash portion is the product of $16.40 and the approximately 253.8 million ATI Common Shares estimated to be outstanding as of July 21, 2006.

  (2)
  The stock portion is the product of 0.2229, the approximately 253.8 million ATI Common Shares estimated to be outstanding as of July 21, 2006 and a per share value of AMD Common Stock of $18.26. The AMD share value used is the closing price of the AMD common stock on July 21, 2006, the last trading day prior to the announcement of the Arrangement.

  (3)
  This is based on the estimated 24.4 million outstanding ATI stock options and 3.2 million outstanding ATI restricted stock units and other equity-based awards as of July 21, 2006. The estimated fair value of consideration includes assumed cash-out payments of approximately $8 million for certain equity-based awards which AMD will not assume. AMD expects to issue approximately 27.3 million stock options and approximately 3.2 million restricted stock units in exchange for ATI's comparable outstanding stock awards using the exchange ratio of 1.121 based on AMD's closing share price of $18.26 at July 21, 2006 and the agreed upon value of $20.47 per share to ATI shareholders on that date. The estimated fair value of AMD's replacement options is calculated using the lattice binomial model and the estimated fair value of AMD's replacement restricted stock units is calculated using the AMD's closing share price of $18.26 at July 21, 2006. In accordance with FAS 123R, the portion of the estimated fair value of unvested ATI stock options and restricted stock units related to future service ($76.8 million) is deducted from the purchase price consideration and will be recognized as compensation expense over those awards' remaining vesting period. These fair values could materially change based on ATI's stock option and restricted stock unit activities through the closing date and changes in the price of both AMD's and ATI's common stock. Accordingly, the fair value allocation and the stock-based compensation charges reflected in these pro forma condensed combined financial statements could differ materially from amounts ultimately recorded as of the closing date and the associated amortization of stock-based compensation.

  (4)
  Estimated direct transaction costs of $25 million consist of investment banking fees, legal and accounting fees and other external costs directly related to the Arrangement and related transactions.

  AMD anticipates that it will finance the cash portion of the Arrangement with a combination of cash and debt. To that end, AMD has obtained a written $2.5 billion term loan commitment from Morgan Stanley Senior Funding, Inc. (the Debt Financing) which, together with approximately $1.7 billion of the combined company's existing cash, cash equivalents, and marketable securities balances would provide the funding for the cash portion of the acquisition.

  The estimated consideration has been allocated based on preliminary estimate of fair value of the tangible and identifiable intangible assets to be acquired and liabilities to be assumed in the Arrangement. A preliminary allocation of the purchase price has been made to major categories of assets and liabilities in the accompanying unaudited pro forma condensed combined financial statements based on AMD management's best estimates. AMD management continues to review characteristics and useful lives of ATI's tangible and intangible assets to be acquired, which could result in significantly different depreciation and amortization expense and could affect the allocation between recorded goodwill and other tangible and intangible assets. The excess of the purchase price over the estimated fair value of net tangible and identifiable intangible assets to be acquired and liabilities to be assumed has been allocated to goodwill.

  The preliminary allocation of the purchase consideration, which is subject to change based on a final valuation of the assets acquired and liabilities assumed as of the closing date, will be finalized upon the completion of the Arrangement. The final valuation may be significantly different from the preliminary allocation presented below (in thousands):

Book value of ATI net assets acquired as of May 31, 2006, excluding inventories, property, plant and equipment, goodwill and other intangibles	$410,826
Inventories	465,800
Property, plant and equipment, net	124,558
Identifiable intangible assets:
Developed product technology	677,300
Game console royalty agreements	116,300
Customer relationships	220,200
Trademark/trade name	60,600

Identifiable intangible assets	1,074,400
In-process research and development	553,700
Goodwill	2,829,453

Estimated total purchase price	$5,458,737

  AMD reviewed the recorded book values of ATI's net assets to be acquired as of May 31, 2006 and believes that other than the inventory, property, plant, and equipment, goodwill and other intangibles, the carrying amounts of these net assets acquired approximate their current fair values.

  Inventory — This amount represents the preliminary fair value of the inventory on hand as of May 31, 2006. Compared to the net book value of inventory of $365.6 million as of May 31, 2006, there is a write-up adjustment of approximately $98 million to 1) record finished goods at their estimated selling prices less estimated costs of disposal and a reasonable allowance for profit upon their sale, 2) work-in-process at estimated finished goods selling prices less estimated costs to complete manufacture and a reasonable allowance for profit for the remaining manufacturing and upon sale of finished goods, and 3) raw materials at their current replacement costs. Although, due to its non-recurring nature, the effect of the aggregate pro forma adjustment to the inventory's fair value is not included in the accompanying condensed combined statements of operations, the actual adjustment to be recorded will impact cost of sales during the approximate six-month period after the closing of the Arrangement, during which time the inventory on hand is expected to be sold.

  Property, plant, and equipment — This amount represents the preliminary fair value as of May 31, 2006. Compared to the net book value of $119.7 million, there is a write-up adjustment of approximately $4.8 million, which will be depreciated over an estimated average life of the related assets of five years.

  Identifiable intangible assets — Developed product technology comprises products that have reached technological feasibility, and includes technology in ATI's discrete products, integrated products, handheld products, and digital television products divisions. This intangible asset is expected to have an estimated useful life of five years. Game console royalty agreements represent existing agreements with video cam console manufacturers for the payment of royalties to ATI for intellectual property design work performed, and are expected to have an average estimated useful life of five years. Customer relationship intangibles represent ATI's existing customer relationships and are expected to have an average estimated useful life of five years. Trademarks and trade names are expected to have an average estimated useful life of seven years.

  The fair value of intangible assets was based on a preliminary valuation conducted by AMD management using income approaches to value, as well as limited discussions with ATI management and a review of certain transaction related documents and forecasts prepared by ATI management. The rates used to discount net cash flows to their present values ranged from 12% to 15%. These discount rates were determined after consideration of AMD's estimated weighted average cost of capital and the estimated internal rate of return specific to this transaction.

  Estimated useful lives for the intangible assets were based on historical experience with technology life cycles, product roadmaps and AMD's intended future use of the intangible assets. Intangible assets are being amortized using the straight-line method, considering the pattern in which the economic benefits of the intangible assets are consumed.

  In-process research and development — In-process research and development represents incomplete ATI research and development projects that have not reached technological feasibility and have no alternative future use when acquired.

  The fair value of in-process research and development was based on a preliminary valuation conducted by AMD management using an income approach to value, as well as limited discussions with ATI management and a review of certain forecasts prepared by ATI management. The discount rate used to discount net cash flows to their present values for the projects was 15%. This discount rate was estimated after consideration of AMD's estimated weighted average cost of capital, the estimated internal rate of return specific to this transaction, and the relative risk of the in-process development projects as compared to each of the identifiable intangible assets.

  For pro forma financial statement purposes, in-process research and development costs are not included in the unaudited pro forma condensed statement of operations due to their non-recurring nature, but such costs will be expensed in AMD's consolidated financial statements as a charge in the period in which the Arrangement closes.

  Goodwill — Goodwill represents the excess of the estimated purchase price over the estimated fair value of tangible and identifiable intangible assets acquired and liabilities assumed. Goodwill is not amortized but rather is tested for impairment at least annually. In the event that AMD determines that the value of goodwill has become impaired, AMD will incur a charge for the amount of impairment during the fiscal quarter in which such determination is made.

  Pre-acquisition contingencies — AMD has currently not identified any pre-acquisition contingencies. If AMD identifies a material pre-acquisition contingency during the purchase price allocation period, which is generally up to one year after the closing of the Arrangement, AMD will attempt to determine its fair value and include it in the purchase price allocation. If, as of the end of the purchase price allocation period, AMD is unable to determine its fair value, AMD will apply FASB Statement No. 5, Accounting for Contingencies, and the amount, if any, determined by applying Statement 5 to such item will be included in the purchase price allocation.

3.     PRO FORMA ADJUSTMENTS

  The unaudited pro forma condensed combined balance sheet gives effect to the Arrangement described in Note 2, as if it had occurred on July 2, 2006. The unaudited pro forma condensed combined statements of operations give effect to the Arrangement as if it had occurred on December 27, 2004, the first day of AMD's fiscal year ended December 25, 2005. The unaudited pro forma condensed combined statements of operations do not include any non-recurring charges that will arise as a result of the Arrangement described in Note 2.

  Explanations of the adjustments to the unaudited pro forma condensed combined balance sheet as of July 2, 2006 are as follows (in thousands):

  (1)
  To eliminate ATI's existing goodwill and other intangibles, net.

Line Item	Increase (decrease)
Goodwill	$(193,844)
Other intangibles, net	$(37,084)
  (2)
  To eliminate ATI's shareholders' equity.

Line Item	Increase (decrease)
Common stock, par value	$(701,583)
Capital in excess of par value	$(83,451)
Treasury stock	$(7,840)
Retained earnings	$(338,165)
Accumulated other comprehensive income	$(11,762)
  (3)
  To record the purchase consideration and the purchase price allocations based on their estimated fair values. For pro forma purposes, the $553.7 million of purchased in-process research and development cost is charged directly against retained earnings as such amount was not recorded in the pro forma condensed combined statements of operations for the year ended December 25, 2005 due to its non-recurring nature. However, the actual charge for in-process research and development will be expensed in AMD's consolidated statement of operations in the period in which the Arrangement closes. In addition, the impact of the fair value write-up of inventories is also not recorded in pro forma condensed combined statement of operations for the year ended

    December 25, 2005 due to its non-recurring nature. Such fair value write-up will have an adverse impact on the post-acquisition combined operations until the inventories are sold.

Line Item	Increase (decrease)
Cash and cash equivalents (assumes $1 billion of the cash portion of the purchase consideration is funded by sales of marketable securities)	$(670,441)
Marketable securities	$(1,000,000)
Inventories	$100,182
Property, plant and equipment, net	$4,809
Goodwill	$2,829,453
Developed product technology	$677,300
Game console royalty agreements	$116,300
Retained earnings (immediate expense of the in-process research and development)	$(553,700)
Customer relationships	$220,200
Trademark/trade name	$60,600
Other assets — to reclassify capitalized direct acquisition costs to goodwill	$(3,500)
Accrued liabilities, to accrue for the estimated direct acquisition costs not already recorded	$21,500
Long-term debt	$2,500,000
Common stock, par value, for the 56.57 million AMD common shares	$566
Capital in excess of par value, for the 56.57 million AMD common shares	$1,032,439
Capital in excess of par value, for the estimated fair value of the replacement AMD stock options, stock appreciation rights, restricted stock units — vested portion	$230,291
  (4)
  To record estimated debt issuance cost for the $2.5 billion term loan

Line Item	Increase (decrease)
Other assets — debt issuance costs	$25,000
Cash and cash equivalents	$(25,000)

  Explanations of the adjustments to the unaudited pro forma condensed combined statements of operations for the year ended December 25, 2005 are as follows (in thousands):

  (1)
  To eliminate the amortization expense of ATI's intangible assets.

Line Item	Increase (decrease)
Research and development	$(8,022)
Marketing, general and administrative	$(2,851)
  (2)
  To eliminate ATI's stock-based compensation expense.

Line Item	Increase (decrease)
Cost of sales	$(770)
Research and development	$(7,996)
Marketing, general and administrative	$(4,674)
  (3)
  To record the stock-based compensation expense for AMD's replacement stock options and restricted stock units.

Line Item	Increase (decrease)
Cost of sales	$5,268
Research and development	$54,683
Marketing, general and administrative	$31,965

  (4)
  To record amortization expense associated with the various identified purchased intangible assets. These intangible assets are being amortized using the straight-line method over their estimated useful lives, ranging from five to seven years.

Line Item	Increase (decrease)
Amortization of acquisition related intangibles	$211,417
  (5)
  To record additional depreciation expense resulting from the fair value write-up of property, plant, and equipment. Such write-up is being depreciated over an average five-year period, which represents the average remaining useful life of the underlying assets. For pro forma presentation purposes, the entire amount is charged to Marketing, general and administrative expense.

Line Item	Increase (decrease)
Marketing, general and administrative	$962
  (6)
  To record interest expense associated with the $2.5 billion term loan borrowings used to finance the Arrangement. The interest rate used is 7.235% which is based on the LIBOR of 5.485% as of July 21, 2006, plus 1.75% margin. A 1/8% increase or decrease from this interest rate would result in an approximately $3.125 million interest expense difference for the period.

Line Item	Increase (decrease)
Interest expense	$180,875
  (7)
  To record the amortization of estimated debt issuance costs of $25 million over the seven-year term of the debt. The amortization is provided on a straight-line basis, which approximates the effective interest method.

Line Item	Increase (decrease)
Interest expense	$3,571
  (8)
  The Company has recorded no tax benefit on the pro forma adjustments for the year ended December 25, 2005. There would be no incremental tax benefit from the pro forma adjustments as AMD recorded a full valuation allowance against its net U.S. deferred tax assets for this period.

  Explanations of the adjustments to the unaudited pro forma condensed combined statements of operations for the six months ended July 2, 2006 are as follows (in thousands):

  (1)
  To eliminate the amortization expense of ATI's intangible assets.

Line Item	Increase (decrease)
Research and development	$(9,028)
Marketing, general and administrative	$(231)
  (2)
  To eliminate ATI's stock based compensation expense.

Line Item	Increase (decrease)
Cost of sales	$(806)
Research and development	$(16,163)
Marketing, general and administrative	$(8,831)
  (3)
  To record the stock-based compensation expense for AMD's replacement stock options and restricted stock units.

Line Item	Increase (decrease)
Cost of sales	$502
Research and development	$10,076
Marketing, general and administrative	$5,505

  (4)
  To record amortization expense associated with the various identified purchased intangible assets. These intangible assets are being amortized using the straight-line method over the assets' estimated useful lives, ranging from five to seven years.

Line Item	Increase (decrease)
Amortization of acquisition related intangibles	$105,709
  (5)
  To record additional depreciation expense resulting from the fair value write-up of property, plant, and equipment. Such write-up is being depreciated over an average five-year period. For purposes of pro forma presentation, the entire amount is charged to Marketing, general and administrative.

Line Item	Increase (decrease)
Marketing, general and administrative	$481
  (6)
  To record interest expense associated with the $2.5 billion term loan borrowings used to finance the Arrangement. The assumed interest rate used is 7.235% which is based on the borrowing commitment rate LIBOR of 5.485% as of July 21, 2006, plus a 1.75% margin. A 1/8% increase or decrease from this interest rate would result in approximately a $1.563 million interest expense difference for the period.

Line Item	Increase (decrease)
Interest expense	$90,438
  (7)
  To record the amortization of estimated debt issuance cost of $25 million over the seven-year term of the debt. The amortization is provided on a straight-line basis which approximates the effective interest method.

Line Item	Increase (decrease)
Interest expense	$1,786
  (8)
  To record the net income tax impact of the pro forma income statement adjustments.

Line Item	Increase (decrease)
Income tax	$(62,803)

4.     UNAUDITED PRO FORMA INCOME (LOSS) PER SHARE

  The following table sets forth the computation of shares used in deriving the unaudited pro forma basic and diluted net income (loss) per share (in thousands):

	Weighted Average Shares
	Six Months Ended July 2, 2006	Year Ended December 25, 2005
Historical AMD basic, as reported	474,311	400,004
Incremental estimated shares issued in the Arrangement	56,572	56,572

Pro forma combined basic	530,883	456,576

Historical AMD diluted, as reported	497,542
Anti-dilutive effect of assumed conversion of 4.75% Senior Convertible Debentures due 2022	(4,525)
Estimated dilutive effect of stock options, stock appreciation rights, and restricted stock units exchanged under the Arrangement	19,262
Incremental estimated shares issued under the Arrangement	56,572

Pro forma combined diluted	568,851	456,576

  For the six months ended July 2, 2006, the assumed conversion of AMD 4.75% Senior Convertible Debentures due 2022 had an anti-dilutive effect and was therefore deducted from historical AMD diluted shares. There were no other potentially dilutive securities for the six months ended July 2, 2006 that were excluded from the pro forma combined diluted per share calculations. For the year ended December 25, 2005, potentially dilutive securities of approximately 77.5 million shares, including existing AMD options and restricted stock awards and the AMD options, stock appreciation rights and restricted stock units assumed to be exchanged for ATI options, stock appreciation rights and restricted stock units, were excluded from the per share calculations above, because of the pro forma net loss for the year ended December 25, 2005. In addition, the assumed conversion of AMD 4.50% Senior Convertible Debentures due 2007 and AMD 4.75% Senior Convertible Debentures due 2022 was also excluded.

5.     BALANCE SHEET INFORMATION RELATING TO ATI

ATI Technologies Inc. and Subsidiaries
Condensed Consolidated Balance Sheet*

	May 31, 2006 (U.S. dollar, in thousands)
	Canadian GAAP	U.S. GAAP Adjustments		Presentation Adjustments		Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$166,851	$—		$—		$166,851
Short-term investments	351,277	—		—		351,277
Accounts receivable, net	435,547	—		(80,835)	(3)	354,712
Inventories:	365,618	—		—		365,618
Deferred income taxes	9,041	—		—		9,041
Prepaid expenses and other current assets	29,831	3,488	(1)	—		33,319

Total current assets	1,358,165	3,488		(80,835)		1,280,818
Property, plant and equipment, net	119,749	—		—		119,749
Goodwill, net	193,844	—		—		193,844
Other intangibles, net	40,864	(3,780)	(2)	—		37,084
Other assets	117,364	—		—		117,364

Total assets	$1,829,986	$(292)		$(80,835)		$1,748,859

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$283,471	$—		$—		$283,471
Accrued compensation and benefits	—	—		42,566	(4)	42,566
Accrued liabilities	357,578	—		(123,401)	(3)(4)	234,177
Deferred revenue	12,566	—		—		12,566
Current portion of long-term debt and capital lease obligations	2,450	—		—		2,450

Total current liabilities	656,065	—		(80,835)		575,230
Long-term debt and capital lease obligations	30,623	—		—		30,623
Deferred income taxes	15,770	—		—		15,770
Minority interest in consolidated subsidiaries	115	—		—		115
Stockholders' equity:
Capital stock	701,583	—		—		701,583
Capital in excess of par value	83,451	—		—		83,451
Treasury stock	(7,840)	—		—		(7,840)
Retained earnings	341,945	(3,780)	(2)	—		338,165
Accumulated other comprehensive income	8,274	3,488	(1)	—		11,762

Total stockholders' equity	1,127,413	(292)		—		1,127,121

Total liabilities and stockholders' equity	$1,829,986	$(292)		$(80,835)		$1,748,859

  Notes

  (1)
  Comprehensive income of $3,488. This relates to the unrealized gain on open forward foreign exchange contracts at May 31, 2006 to hedge anticipated foreign cash flows. Under Canadian GAAP, no mark-to-market accounting is required. Under U.S. GAAP, the contracts are marked to market and carried at their fair value, with the effective portion of the hedge being recorded as an offsetting adjustment to accumulated other comprehensive income until the anticipated transaction occurs and with the ineffective portion of the hedge being recorded in earnings.

  (2)
  $3,780 is the net book value at May 31, 2006 of the purchased in-process research and development recorded in connection with a 2006 acquisition. Under Canadian GAAP, purchased in-process research and development is capitalized and amortized over its estimated useful life. Under U.S. GAAP, purchased in-process research and development is written off at the time of acquisition.

  (3)
  This reflects the reclassification of amounts payable for price protection and rebates as a reduction to accounts receivable to conform with AMD's presentation.

  (4)
  This reflects the breakout of accrued compensation and benefits from accrued liabilities to conform to AMD's presentation.

  *
  This balance sheet does not reflect certain US GAAP adjustments for ATI as the adjustments do not materially impact the carrying amounts of the assets and liabilities as of May 31, 2006. The adjustments also do not materially impact AMD's purchase accounting since the assets acquired and liabilities assumed have been recorded at their estimated fair values.

6.     STATEMENTS OF OPERATIONS INFORMATION RELATING TO ATI

ATI Technologies Inc. and Subsidiaries
Condensed Consolidated Statement of Operations

	Twelve Months Ended November 30, 2005 (U.S. dollar, in thousands)
	Canadian GAAP	U.S. GAAP Adjustments		Presentation Adjustments		Adjusted
Net sales	$2,199,353	$—		$—		$2,199,353

Total net sales	2,199,353	—		—		2,199,353
Cost of sales	1,624,539	—		770	(8)	1,625,309

Gross margin	574,814	—		(770)		574,044
Research and development	340,006	50,519	(1)	16,018	(8)(9)	406,543
Marketing, general and administrative	217,443	(112)	(2)	18,529	(8)(9)(10)	235,860
Amortization of intangible assets	10,873	—		(10,873)	(9)	—
Stock-based compensation	44,284	(30,844)	(3)(5)(6)(7)	(13,440)	(8)	—
Other charges	11,004	—		(11,004)	(10)	—

Operating loss	(48,796)	(19,563)		—		(68,359)
Interest income	16,718	—		—		16,718
Interest expense	(2,090)	—		—		(2,090)
Other income, net	2,338	—		—		2,338

Loss before income taxes	(31,830)	(19,563)		—		(51,393)

Provision (benefit) for income taxes	7,318	(43,511)	(1)(3)(4)(7)	—		(36,193)

Net loss	$(39,148)	$23,948		$—		$(15,200)

  Notes

  (1)
  To reclassify ITC and US research tax credit totalling $50,519 from research and development to income tax expense. Under Canadian GAAP, ITC and research tax credit are treated as a reduction in research and development expense while they are classified as a reduction in income tax expense under U.S. GAAP.

  (2)
  To reverse amortization of loss of $112 on ineffective interest rate swap contract. The loss is expensed immediately upon determination of its ineffectiveness under U.S. GAAP versus the loss being amortized over the remaining life of the underlying mortgage obligation being hedged under Canadian GAAP.

  (3)
  During the nine months ended August 31, 2005, ATI used the fair value method to record the stock-based compensation under Canadian GAAP. Under U.S. GAAP, the intrinsic value method is used to account for stock-based compensation for employees during the nine-month period. As a result, compensation expense of $25,920 and related tax benefit of $3,195 recognized under Canadian GAAP would not be recognized under U.S. GAAP for the period.

  (4)
  To adjust to income tax expense by $3,709 related to stock options. This relates to the excess tax benefits recorded upon the exercise of those stock options. Under U.S. GAAP, the tax benefits associated with deductible option compensation is treated as an increase in share capital. Under Canadian GAAP, the related tax is treated as a reduction to the income tax provision.

  (5)
  To adjust stock option expense by $1,143 related to an incentive plan entered into in July 2002. Under U.S. GAAP, the intrinsic value of the stock options issued under the incentive plan entered into in July 2002 is calculated as the increase in the Company's stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

  (6)
  To record a recovery of stock option expense of $6,497 related to options granted after January 18, 2001 with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee. Under U.S. GAAP, these options were accounted for under the variable accounting method prior to the adoption of SFAS 123R on September 1, 2005. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

  (7)
  To record additional stock-based compensation under U.S. GAAP. This includes additional stock option expense of $728 for the stock options unvested on the effective date of FAS 123R but not included in the Canadian GAAP calculations. Under Canadian GAAP, the fair value method of accounting is only applied to stock options issued after September 1, 2002, while under U.S. GAAP, the fair value method of accounting is applied to stock options unvested on the effective date. There were some options unvested on the effective date but they were issued before September 1, 2002. The stock option expense is offset by lower RSU expense of $298 due to differing methods of amortizing RSU expense, and the related tax impact of $104. ATI amortizes RSU expense based on actual RSUs outstanding at each quarter end under Canadian GAAP, but ATI is required to use an expected forfeiture rate to amortize RSU expense under U.S. GAAP.

  (8)
  To reclassify stock-based compensation expense of $13,440 to the applicable functional financial statement expense captions: Cost of sales — $770, Research and development — $7,996 and Marketing, general and administrative — $4,674.

  (9)
  To reclassify amortization expense of intangible assets totalling $10,873 to the applicable functional financial statement expense captions: Research and development — $8,022 and Marketing, general and administrative — $2,851.

  (10)
  To reclassify other charges of $11,004 to administrative expense.

ATI Technologies Inc. and Subsidiaries
Condensed Consolidated Statement of Operations

	Six Months Ended May 31, 2006 (U.S. dollar, in thousands)
	Canadian GAAP	U.S. GAAP Adjustments		Presentation Adjustments		Adjusted
Net sales	$1,324,654	$—		$—		$1,324,654

Total net sales	1,324,654	—		—		1,324,654
Cost of sales	938,646	—		806	(6)	939,452

Gross margin	386,008			(806)		385,202
Research and development	173,319	23,591	(1)	25,191	(6)(7)	222,101
Marketing, general and administrative	118,359	(56)	(2)	10,536	(6)(7)(8)	128,839
Amortization of intangible assets	5,479	3,780	(3)	(9,259)	(7)	—
Stock-based compensation	24,240	1,560	(4)	(25,800)	(6)	—
Other charges	1,474	—		(1,474)	(8)	—

Operating income (loss)	63,137	(28,875)		—		34,262
Interest income	11,661	—		—		11,661
Interest expense	(1,034)	—		—		(1,034)
Other income (expense), net	3,406	—		—		3,406

Income (loss) before income taxes	77,170	(28,875)		—		48,295
Provision (benefit) for income taxes	11,129	(16,975)	(1)(3)(4)(5)	—		(5,846)

Net income (loss)	$66,041	$(11,900)		$—		$54,141

  Notes

  (1)
  To reclassify ITC and U.S. research tax credit totalling $23,591 from research and development to income tax expense. Under Canadian GAAP, ITC and research tax credit are treated as a reduction in research and development expense while they are classified as a reduction in income tax expense under U.S. GAAP.

  (2)
  To reverse amortization of loss of $56 on ineffective interest rate swap contract of $1.4 million. The loss is expensed immediately upon determination of its ineffectiveness under U.S. GAAP versus the loss being amortized over the remaining life of the underlying mortgage obligation being hedged under Canadian GAAP.

  (3)
  To write-off the unamortized balance of purchased in-process research and development (R & D) acquired in a 2006 acquisition, $4,200 is the cost of the purchased in-process research and development and $420 is its amortization for the period. Under Canadian GAAP, purchased in-process R & D is amortized over its estimated useful life. Under U.S. GAAP, purchased in process R & D is written off at the time of acquisition. The related tax impact of the $420 amortization is $109.

  (4)
  To record additional stock based compensation under U.S. GAAP. This includes additional stock option expense of $1,049 for the stock options unvested on the effective date of FAS 123R but not included in the Canadian GAAP calculations. Under Canadian GAAP, the fair value method of accounting is only applied to stock options issued after September 1, 2002, while under U.S. GAAP, the fair value method of accounting is applied to stock options unvested on the effective date of FAS 123R. There were some options unvested on the effective date but they were issued before September 1, 2002. RSU expense was also higher by $511 due to differing methods of amortizing RSU expense, with related tax benefit of $228. ATI amortizes RSU expense based on actual RSUs outstanding at each quarter end under Canadian GAAP, but ATI is required to use an expected forfeiture rate to amortize RSU expense under U.S. GAAP.

  (5)
  To adjust income tax expense by $6,735 related to stock options. This relates to the excess tax benefits recorded upon the exercise of those stock options. Under U.S. GAAP, the tax benefits associated with deductible option compensation is treated as an increase in share capital. Under Canadian GAAP, the related tax is treated as a reduction to the income tax provision.

  (6)
  To reclassify stock-based compensation of $25,800 to applicable functional financial statement expense captions: Cost of sales — $806, Research and development — $16,163 and Marketing, general and administrative — $8,831.

  (7)
  To reclassify amortization expense of intangible assets totalling $9,259 to the applicable functional financial statement expense captions: Research and development — $9,028 and Marketing, general and administrative — $231.

  (8)
  To reclassify other charges of $1,474 to administrative expense.

AMD CAPITAL STOCK

        AMD's capital stock consists of 750,000,000 shares of AMD Common Stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.10 par value per share. As of September 12, 2006, 486,909,283 shares of AMD Common Stock were issued and outstanding. There were no preferred shares issued and outstanding.

Common Stock

        The holders of AMD Common Stock are entitled to one vote per share on all matters to be voted on by stockholders, including the election of directors. Holders of AMD Common Stock are not entitled to cumulative voting rights, and, accordingly, the holders of a majority of the shares voting for the election of directors can elect the entire board if they choose to do so and, in that event, the holders of the remaining shares will not be able to elect any person to the board of directors.

        The holders of AMD Common Stock are entitled to receive such dividends, if any, as may be declared from time to time by the board of directors, in its discretion, from funds legally available therefore and subject to prior dividend rights of holders of any shares of preferred stock which may be outstanding. However, the terms of the indenture relating to AMD's outstanding 7.75% Senior Notes due 2012 restrict AMD's ability to declare or pay dividends on the AMD Common Stock in certain circumstances. Upon liquidation or dissolution of AMD subject to prior liquidation rights of the holders of preferred stock, the holders of AMD Common Stock are entitled to receive on a pro rata basis the remaining assets of the company available for distribution. Holders of AMD Common Stock have no pre-emptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All outstanding shares of AMD Common Stock are fully paid and non-assessable.

Preferred Stock

        The board of directors of AMD has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the AMD Common Stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the AMD Common Stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

  •
  restricting dividends on the AMD Common Stock;

  •
  diluting the voting power of the AMD Common Stock;

  •
  impairing the liquidation rights of the AMD Common Stock; or

  •
  delaying or preventing a change of control of AMD without further action by the stockholders.

ATI SHARE CAPITAL

General Description of Share Capital

        ATI's authorized capital consists of an unlimited number of ATI Common Shares and an unlimited number of preferred shares, issuable in series. As of September 12, 2006, there were 258,861,951 ATI Common Shares and no preferred shares issued and outstanding. The material provisions of the ATI Common Shares and the preferred shares are summarized below.

Common Shares

        The ATI Common Shares entitle holders to one vote per share at all shareholder meetings except meetings at which only the holders of another class or series of shares are entitled to vote. Subject to the prior rights of the holders of the preferred shares, the ATI Common Shares also entitle holders to receive any dividends declared by the Board of Directors and any remaining ATI property after ATI is dissolved.

Preferred Shares

        The preferred shares are issuable in one or more series. Subject to ATI's articles, the Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series. The preferred shares rank prior to the ATI Common Shares with respect to the payment of dividends and the return of capital on dissolution. Except with respect to matters as to which the holders of preferred shares are entitled by law to vote as a class, the holders of preferred shares will not be entitled to vote at meetings of shareholders unless, with respect to any series of preferred shares, the payment of dividends is in arrears. The holders of the preferred shares are not entitled to vote separately as a class or series or to dissent with respect to any proposal to amend the articles to create a new class of shares ranking in priority to or on a parity with the preferred shares, to effect an exchange or a reclassification or cancellation of the preferred shares or to increase the maximum number of authorized shares of a class ranking in priority to or on a parity with the preferred shares.

COMPARISON OF RIGHTS OF ATI SHAREHOLDERS AND AMD STOCKHOLDERS

        As a result of the Arrangement, ATI Common Shareholders will receive shares of AMD Common Stock in exchange for their ATI Common Shares. AMD is incorporated under the DGCL and, accordingly, is governed by Delaware law and the AMD certificate of incorporation and by-laws. ATI is continued under the CBCA and, accordingly, is governed by the CBCA and the ATI articles of continuance and by-laws.

        Although the rights and privileges of stockholders of a Delaware corporation are, in many instances, comparable to those of shareholders of a corporation continued under the CBCA, there are several differences. The following is a summary of the material differences in the rights of holders of ATI Common Shares and AMD Common Stock. These differences arise from the differences between the DGCL and the CBCA and between the ATI articles of continuance and by-laws and AMD's certificate of incorporation and by-laws. This summary is not intended to be complete and is qualified in its entirety by reference to the DGCL, the CBCA and the governing corporate instruments of ATI and AMD.

Authorized Capital Stock

ATI	AMD

• An unlimited number of ATI Common Shares, of which 258,861,951 are outstanding as of September 12, 2006.	• 750,000,000 shares of common stock, par value $0.01 per share, of which 486,909,283 are issued and outstanding as of September 12, 2006.
• An unlimited number of preferred shares, issuable in series, none of which are outstanding.	• 1,000,000 shares of preferred stock, par value $0.10 per share, of which none are issued and outstanding

Dividends

ATI	AMD

ATI's articles of continuance provide that subject to the rights of holders of any other class or series of shares of ATI, holders of ATI Common Shares are entitled to receive equally, share for share, dividends declared by the Board at its discretion. ATI has never declared or paid cash dividends.
AMD's by-laws provide that, subject to the certificate of incorporation, the board may declare dividends at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property or in shares of capital stock, subject to the certificate of incorporation. AMD has never declared or paid cash dividends.

Sources of Dividends

ATI	AMD

Under the CBCA, dividends may be paid (i) by issuing fully paid shares of the corporation or (ii) in money or property. Under the CBCA, a corporation may pay dividends unless there are reasonable grounds for believing that (i) the corporation is, or would after such payment be, unable to pay its liabilities as they become due or (ii) the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes of shares.
Dividends may be paid by a Delaware corporation either out of (1) surplus or (2) in case there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year, except when the capital is diminished to an amount less than the aggregate amount of capital represented by issued and outstanding stock having a preference on the distribution of assets.

Size of the Board of Directors

ATI	AMD

ATI's articles of continuance provide that the number of directors of ATI shall consist of a minimum of three and a maximum of fifteen. The CBCA provides that any amendment to the articles of a corporation to increase or decrease this minimum or maximum number of directors requires the approval of shareholders of a corporation by special resolution (as defined below). However, subject to the specified minimum and maximum numbers of directors, ATI's articles of continuance authorize the Board to determine the number of directors of ATI from time to time.
The DGCL provides that a corporation's board must consist of one or more members and that the number of directors shall be fixed by, or in the manner provided in, the corporation's by-laws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors may be made only by amendment to the certificate of incorporation.
AMD's by-laws provide that the number of directors will be not less than three nor more than eleven. AMD's board of directors currently consists of seven directors.

Classification of the Board of Directors

ATI	AMD

The Board is not divided into classes.	The DGCL provides that the directors of a corporation may be divided into one, two or three classes and with staggered terms.
AMD's board is not divided into classes.

Citizenship and Residency of Directors

ATI	AMD

The CBCA provides that at least 25% of the directors (or if less than four directors, at least one director) must be resident Canadians. Except as permitted by the CBCA no business may be transacted by the Board except at a meeting of directors at which a quorum is present and at least 25% of the directors present are resident Canadians or, if ATI has less than four directors, at least one of the directors present is a resident Canadian. The CBCA requires that a corporation whose securities are publicly traded have not fewer than three directors, at least two of whom are not officers or employees of the corporation or its affiliates.
The DGCL does not have director residency requirements comparable to those of the CBCA but permits a corporation to prescribe qualifications for directors under its certificate of incorporation or by-laws.
Neither AMD's certificate of incorporation nor its by-laws prescribe citizenship or residency qualifications for its directors.

Removal of Directors

ATI	AMD

Under the CBCA, provided that the articles of a corporation do not provide for cumulative voting, shareholders of the corporation may, by ordinary resolution passed at a special meeting, remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director elected by them may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series.
ATI's articles of continuance do not provide for cumulative voting.
The DGCL provides that each director shall hold office until such director's successor is elected and qualified or until such director's earlier resignation or removal. The DGCL further provides that any director may be removed, with or without cause, by the affirmative vote of a majority of the shares then entitled to vote at an election of directors except in the case of a corporation which has a classified board or cumulative voting. AMD has neither a classified board nor cumulative voting.

Filling Vacancies on the Board of Directors

ATI	AMD

Under the CBCA, a vacancy among the directors created by the removal of a director may be filled at a meeting of shareholders at which the director is removed. In addition, the CBCA allows a vacancy on a board to be filled by a quorum of directors except when the vacancy results from an increase in the number or minimum or maximum number of directors or from a failure to elect the number or minimum number of directors required by ATI's articles of continuance. Whenever a vacancy occurs on the Board which results in the Board not having a quorum or there has been a failure to elect the number or minimum number of directors provided for in ATI's articles of continuance, the remaining directors shall without delay, call a special meeting of shareholders to fill the vacancy. If the Board fails to call such a meeting or if there are no directors then in office, any shareholder may call the meeting. In addition, the CBCA authorizes a board to appoint, if the articles of the corporation so provide, one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of shareholders, but the total number of directors so appointed may not exceed one-third of the number of directors elected at the previous annual meeting of shareholders.
AMD's by-laws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The director so chosen will hold office until the next annual election and until such director's successor is duly elected and qualified, unless sooner displaced.
If, at the time of filling any vacancy or any newly created directorship, the directors then in office shall constitute less than a majority of the whole board (as constituted immediately prior to any such increase), the Court of Chancery may, upon application of any one or more stockholders holding at least 10% of the total number of shares at the time outstanding having the right to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office.
ATI's articles of continuance authorize the Board to appoint additional directors, subject to the provisions of the CBCA.

Quorum of Directors

ATI	AMD

ATI's by-laws provide that the number of directors from time to time required to constitute a quorum for the transaction of business at a meeting of the Board shall be 50% of the number of directors so fixed or determined at that time (or the next largest whole number, if a fraction).
AMD's by-laws provide that a majority of the directors will constitute a quorum. However, if less than a majority of the directors are present, the directors present may adjourn the meeting from time to time without further notice.

Required Vote for Certain Transactions

ATI	AMD

Under the CBCA, certain extraordinary corporate actions, such as certain amalgamations, continuances and sales, leases or exchanges of all, or substantially all, the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A "special resolution" is a resolution passed by not less than two-thirds of the votes cast by the shareholders who voted in respect of the resolution or signed by all shareholders entitled to vote on the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.
AMD's certificate of incorporation provides that when authorized by the affirmative vote of holders of two-thirds of the stock issued and outstanding having voting power given at a stockholders' meeting duly called and noticed, or when authorized by the written consent of the holders of two-thirds of the voting stock issued and outstanding, the board is authorized to sell, lease or exchange all or substantially all of AMD's property and assets.

Call of a Special Meeting of Shareholders

ATI	AMD

Under the CBCA, the directors of a corporation may at any time call a special meeting of shareholders. In addition, under the CBCA, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the CBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If the directors do not call such meeting within 21 days after receiving the requisition, any shareholder who signed the requisition may call the meeting.
Under the DGCL, a special meeting of stockholders may be called only by a corporation's board of directors or such person or persons as may be authorized in the certificate of incorporation or by-laws. AMD's by-laws provide that, unless otherwise prescribed by statute or by AMD's certificate of incorporation, a special meeting of AMD stockholders may be called at any time by the chairman of the board and must be called by the chairman or secretary at the request in writing of a majority of the board.

Quorum of Shareholders

ATI	AMD

At least two persons present at the opening of the meeting in person or by proxy and representing collectively not less than 5% of the ATI Common Shares constitutes a quorum for the transaction of business at any meeting of ATI Common Shareholders.
AMD's by-laws provide that the holders of a majority of the AMD stock issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, constitutes a quorum at any meeting of AMD stockholders.

Notice of Meeting of Shareholders

ATI	AMD

Notices of the time and place of a meeting of shareholders must be sent not less than 21 and not more than 60 days (or such other period as may be prescribed by the regulations under the CBCA) before the meeting to each director, to the auditor and to each shareholder entitled to vote at the meeting.
The DGCL provides that, whenever stockholders are required or permitted to take any action at a meeting, a written notice of the meeting stating, among other things, the place (if any), date and hour of the meeting must be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at the meeting.

AMD's by-laws provide that written notice stating the place, day and hour of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called must be delivered not less than 10 nor more than 60 days before the date of the meeting.

Place of Meetings of Shareholders

ATI	AMD

ATI's by-laws provide that meetings of shareholders shall be held at such place within Canada as the Board may determine from time to time.	AMD's certificate of incorporation provides that meetings of AMD's stockholders may be held within or without the State of Delaware.

Record Date for Notice of Meetings of Shareholders

ATI	AMD

The directors may fix in advance a date as the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days (or such other period as may be prescribed by the regulations under the CBCA) the date on which the meeting is to be held. If no record date is fixed, the record date for the determination of shareholders entitled to receive notice of a meeting of shareholders shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, the day on which the meeting is held. If a record date is fixed, notice thereof shall be given, not less than seven days before the date so fixed (or such other period prescribed by the regulations under the CBCA) by newspaper advertisement in the manner provided by the CBCA and by written notice to each stock exchange in Canada on which the shares of ATI are listed for trading.
The DGCL provides that, for the purposes of determining the stockholders entitled to notice of and to vote at any stockholder meeting, the board of a corporation may fix a record date that does not precede the date upon which the resolution fixing the record date is adopted by the board and that is not more than 60 nor less than 10 days before the date of the meeting. The DGCL further provides that if no record date is fixed, the record date shall be the close of business on the day next preceding the date on which notice of the meeting is given.
AMD's by-laws provide that the board may fix in advance a date, not exceeding 60 days nor less than 10 days preceding the date of any meeting of stockholders as a record date for determining stockholders entitled to notice of, and vote at, any meeting of stockholders.

Proxies

ATI	AMD

Every ATI Common Shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a person or one or more alternate persons, who need not be shareholders, to attend and act at the meeting in the manner, to the extent and with the authority conferred by the proxy. The proxy shall be dated and shall be executed by the shareholder or the shareholder's attorney authorized in writing, or if the shareholder is a body corporate, by an officer or attorney thereof duly authorized, and shall cease to be valid one year from the date thereof. The directors may specify in a notice calling a meeting of shareholders a time not exceeding 48 hours, excluding Saturdays and holidays, preceding the meeting or adjourned meeting of shareholders before which time proxies to be used at that meeting must be deposited with ATI or an agent thereof.
The DGCL provides that each stockholder entitled to vote at a stockholder meeting or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for the stockholder by proxy, but no proxy may be voted or acted upon after three years from its date unless the proxy provides for a longer period.
AMD's by-laws provide that at every meeting of stockholders, each stockholder shall be entitled to one vote in person or by proxy for each share of the capital stock having voting power held by such stockholder, but no proxy shall be voted on after three years from its date, unless the proxy provides for a longer period.

Amendment of Articles of Continuance or Certificate of Incorporation

ATI	AMD

Under the CBCA, any amendment to a corporation articles generally requires approval by special resolution. ATI's authorized capital includes an unlimited number of preference shares issuable in series. The directors may amend ATI's articles of continuance to fix each series of preference shares and determine the rights and privileges associated therewith without approval of ATI shareholders.
Generally, the DGCL provides that a corporation may amend its certificate of incorporation if its board has adopted a resolution setting forth the amendment proposed and declared its advisability, following which its stockholders adopt the amendment by the affirmative votes of a majority of the outstanding stock entitled to vote on the amendment and a majority of the outstanding stock of each class entitled to vote on the amendment as a class.

AMD's authorized capital includes 1,000,000 shares of preferred stock. AMD's board of directors is authorized to issue one or more series of preferred stock, and to fix the designations, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, without stockholder approval.

Amendment of By-laws

ATI	AMD

The Board may, by resolution, make, amend or repeal any by-laws that regulate the business or affairs of the corporation. Where the directors make, amend or repeal a by-law, they are required under the CBCA to submit the by-law, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the by-law, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If a by-law, amendment or repeal is rejected by shareholders, or the directors of a corporation do not submit a by-law, an amendment or a repeal to the shareholders at the next meeting of shareholders, the by-law, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to make, amend or repeal a by-law having substantially the same purpose or effect will be effective until it is confirmed or confirmed as amended by the shareholders.
The DGCL provides that the stockholders entitled to vote have the power to adopt, amend or repeal by-laws. A corporation may also confer, in its certificate of incorporation, such power upon the board.
AMD's by-laws provide that they may be altered, amended or repealed or new by-laws adopted by the stockholders or, if permitted by the certificate of incorporation, by the board, at any regular meeting of the stockholders or of the board or at any special meeting of the stockholders or of the board, if notice requirements are complied with. AMD's certificate of incorporation provides that the board is expressly authorized to make, alter or repeal the by-laws.

Dissent or Dissenters' Appraisal Rights

ATI	AMD

The CBCA provides that shareholders of a corporation are entitled to exercise dissent rights in respect of certain matters and to be paid the fair value of their shares in connection therewith. Such matters include:
•  any amalgamation with another corporation (other than with certain affiliated corporations);
•  an amendment to the corporation's articles to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of the class in respect of which a shareholder is dissenting;
•  an amendment to the corporation's articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;
•  a continuance under the laws of another jurisdiction;
•  a sale, lease or exchange of all, or substantially all, the property of the corporation other than in the ordinary course of business;
•  a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation;
•  the carrying out of a going-private transaction or a squeeze-out transaction; and
•  certain amendments to the articles of a corporation which require a separate class or series vote by a holder of shares of any class or series entitled to vote on such matters;
provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

The DGCL provides that a holder of shares of any class or series has the right, in certain circumstances, in connection with a merger or consolidation to demand payment in cash for the stockholder's shares equal to the fair value of the holder's shares, as determined by the Delaware Chancery Court in an action timely brought by the corporation or the dissenting stockholder. Delaware law grants these appraisal rights only in the case of mergers or consolidations and not in the case of a sale or transfer of assets or a purchase of assets for stock. Further, no appraisal rights are available for shares of any class or series that is listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders, unless the agreement of merger or consolidation requires the holders to accept for their shares anything other than:
•  shares of stock of the surviving corporation;
•  shares of stock of another corporation that are either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers,  Inc. or held of record by more than 2,000 stockholders;
•  cash in lieu of fractional shares of the stock described in the two preceding bullets; or
•  any combination of the above.
In addition, appraisal rights are not available to holders of shares of the surviving corporation if the merger did not require the vote of the stockholders of the surviving corporation.

Oppression Remedy

ATI		AMD

The CBCA provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that:		The DGCL does not provide for a similar remedy.
(i)	any act or omission of the corporation or an affiliate effects a result;
(ii)	the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or
(iii)	the powers of the directors of the corporation or an affiliate are or have been exercised in a manner that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any securityholder, creditor, director or officer of the corporation.
A complainant means:
(i)	a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates;
(ii)	a present or former officer or director of the corporation or any of its affiliates;
(iii)	the Director appointed under the CBCA; and
(iv)	any other person who in the discretion of the court is a proper person to make such application.

The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct that is in breach of fiduciary duties of directors or that is contrary to the legal rights of a complainant will normally trigger the court's jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action — see below). The complainant is not required to give security for costs in an oppression action.

Shareholder Derivative Actions

ATI		AMD

A complainant (as defined in the immediately preceding section entitled "Oppression Remedy"), may apply to the court for leave to bring an action in the name of, and on behalf of, ATI or any subsidiary, or to intervene in an existing action to which ATI or its subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of ATI or its subsidiary. Under the CBCA, no action may be brought and no intervention in an action may be made unless a court is satisfied that:
Under Delaware law, holders of AMD Common Stock may bring derivative actions on behalf of, and for the benefit of, AMD. The plaintiff in a derivative action on behalf of AMD either must be or have been a stockholder of AMD at the time of the transaction of which the stockholder complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law. A stockholder may not sue derivatively on behalf of AMD unless the stockholder first makes demand on AMD that it bring suit and such demand is refused, unless it is shown that such a request would be futile.
(i)
the complainant has given notice to the directors of ATI or its subsidiary of the complainant's intention to apply to the court if the directors do not bring, diligently prosecute or defend or discontinue the action;
(ii)	the complainant is acting in good faith; and
(iii)	it appears to be in the interests of ATI or its subsidiary that the action be brought, prosecuted, defended or discontinued.

Under the CBCA, the court in a derivative action may make any order it thinks fit. In addition, under the CBCA, a court may order ATI or its subsidiary to pay the shareholder's interim costs, including reasonable legal fees and disbursements. Although the shareholder may be held accountable for the interim costs on final disposition of the complaint, the shareholder is not required to give security for costs in a derivative action.

Advance Notice Provisions for Shareholder Nominations and Proposals

ATI	AMD

Under the CBCA, proposals, including nominations for the election of directors, may be made by certain registered or beneficial holders of shares entitled to be voted at an annual meeting of shareholders. To be eligible to submit a proposal, a shareholder must be the registered or beneficial holder of, or have the support of the registered or beneficial holders of, (i) at least 1% of the total number of outstanding voting shares of the corporation or (ii) shares whose fair market value is at least Cdn.$2,000 on the close of business on the day before the shareholder submits the proposal, and such registered or beneficial holder(s) must have held such shares for at least six months immediately prior to the day upon which the shareholder submits the proposal. In order to make a proposal regarding nominations of directors, the proposal must be signed by one or more holders of shares representing not less than 5% of the shares (or shares of a class) entitled to vote at the meeting. Notwithstanding the foregoing, these provisions do not preclude nominations made at meetings of shareholders.
A proposal under the CBCA must include the name and address of the person submitting the proposal, the names and addresses of the person's supporters (if applicable), the number of shares of the corporation owned by the person and the person's supporters (if applicable) and the date upon which such shares were acquired.
If the proposal is submitted at least 90 days before the anniversary date of the notice of meeting sent to shareholders in connection with the previous annual meeting of shareholders, and the proposal meets other specified requirements, the corporation shall set out the proposal in the management information circular of the corporation or attach the proposal to the management information circular. In addition, if so requested by the person submitting the proposal, the corporation shall include in or attach to the management information circular a statement in support of the proposal by the person and the name and address of the person. If a corporation refuses to include a proposal in a management information circular, the corporation shall notify the person in writing within 21 days of its receipt of the proposal (or proof of ownership of securities of the person) of its intention to omit the proposal and the reasons therefor. In any such event, the person submitting the proposal may make application to a court, and a court may restrain the holding of the meeting and make any further order it sees fit. In addition, a corporation may apply to a court for an order permitting the corporation to omit the proposal from the management information circular, and the court may make such order as it thinks fit.

AMD's by-laws provide that for a stockholder to nominate persons for election to the board at the annual meeting of stockholders or propose other business to be considered at the annual meeting, the stockholder must be a stockholder of record at the time the notice described below is delivered to the Secretary of the Corporation, comply with the notice procedures and be entitled to vote at the meeting. The notice must be timely given in writing to the Secretary of the Corporation and the business must otherwise be a proper matter for stockholder action as determined by the board. To be timely, the notice must be given to the Secretary at the principal executive offices of the Corporation not less than 60 nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting, unless the meeting date is not within 30 days before or after such anniversary date, in which case notice must be received not later than the close of business on the tenth day following the earlier of the day on which the first public announcement of the date of the annual meeting was made or the notice of the meeting was mailed.
The notice must contain the following information as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:
•  their names and addresses as they appear on AMD's books, and the class and number of shares of AMD capital stock which they own beneficially and of record;
•  a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons pursuant to which the nomination(s) or proposals are to be made by such stockholder;
•  a representation that such stockholder intends to appear in person or by proxy at the annual meeting to nominate the person named or propose the items of business set forth in its notice;
•  a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to (1) deliver a proxy statement and/or form of proxy to holders of at least the percentage of AMD's outstanding capital stock required to elect the nominee or approve or adopt the proposal and/or (2) otherwise solicit proxies from stockholders in support of such nomination or proposal; and
• any other information relating to such stockholder or beneficial owner that would be required to be disclosed in a proxy statement filed with the SEC.

Neither ATI's articles of continuance nor its by-laws contain any provision regarding the nomination of directors.

The notice must also contain the following information as to each person whom the stockholder proposes to nominate as a director or item of business that the stockholder proposes for consideration:
•  the name, age, nationality, business address, residence address, principal occupation and employment of the nominee;
•  the class or series and number of shares of capital stock of AMD which are owned beneficially or of record by the nominee;
•  a written consent of the nominee to being named as a nominee and to serve as a director;
•  a description of the business, the text of the proposal or business, and the reasons for conducting such business at the meeting;
•  any material interest of such stockholder and the beneficial owner in the proposed business;
•  any other information relating to such nominee or proposed business that would be required to be disclosed in a proxy statement filed with the SEC; and
• such other information as AMD may reasonably require to determine the eligibility of the proposed nominee to serve as a director, or to determine whether each proposed item of business is a proper matter for stockholder action.

Shareholder Action by Written Consent

ATI	AMD

Under the CBCA, shareholder action without a meeting may be taken by written resolution signed by all shareholders who would be entitled to vote on the relevant issue at a meeting (other than a resolution relating to the removal of a director or auditor where a written statement is submitted by such director or auditor giving reasons for resigning or for opposing any proposed action or resolution, in accordance with the CBCA).
ATI's articles and by-laws are silent with respect to written resolutions of shareholders.
The DGCL generally provides that unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. AMD's certificate of incorporation does not contain any contrary provisions.

Indemnification of Directors and Officers

ATI	AMD

Under the CBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation's request as a director or officer or an individual acting in a similar capacity of another entity (collectively referred to hereunder as "an indemnifiable person") against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by such person in respect of any civil, criminal, administrative, investigative or other proceeding in which such person is involved because of such person's association with the corporation or other entity, if: (i) such person acted honestly and in good faith with a view to the best interests of such corporation (or the other entity, as the case may be) and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such person had reasonable grounds for believing that such person's conduct was lawful. An indemnifiable person is also entitled under the CBCA to indemnity from the corporation in respect of all costs, charges and expenses reasonably incurred by such person in connection with the defence of any civil, criminal, administrative, investigative or other proceeding to which such person is subject because of such person's association with the corporation (or other entity, as the case may be) if such person was not judged by the court or other competent authority to have committed any fault or omitted to do anything that such person ought to have done and such person fulfills the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or other entity to procure a judgment in its favour, to which such person is made a party by reason of such person's association with the corporation or other entity, if such person fulfills the conditions set forth in (i) and (ii) above.
As permitted by the CBCA, ATI's by-laws require ATI to indemnify directors or officers of ATI, former directors or officers of ATI or other individuals who, at ATI's request, act or acted as directors or officers or in a similar capacity of another entity against all costs, charges and expenses reasonably incurred (including amounts paid to settle an action or satisfy a judgment) in respect of any civil, criminal, administrative, investigative or other proceeding in which they are involved because of their association with ATI or the other entity.
The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents (as well as any individual serving with another corporation in such capacity at the corporation's request) against (i) all expenses (including attorneys' fees) reasonably incurred in defence or settlement of suits brought against them if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person's conduct was unlawful, and (ii) except in actions initiated by or in the right of the corporation, against all judgments, fines and amounts paid in settlement of actions brought against them, if such individuals acted in good faith and in a manner that they reasonably believed to be in, or not opposed to, the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe their conduct was unlawful. A corporation may not indemnify any such person against expenses to the extent that such person is adjudged to be liable to the corporation unless and only to the extent that the court in which such action is heard determines such person is reasonably entitled to indemnity. A corporation shall indemnify such person for expenses reasonably incurred to the extent such person is successful on the merits or otherwise in defence of the action or matter at issue. In addition, the DGCL allows for the advancement of expenses incurred by an officer or director prior to the final disposition of an action, provided that, in the case of a current director or officer, such person undertakes to repay any such amount advanced if it is later determined that such person is not entitled to indemnification with regard to the action for which the expenses were advanced.
AMD's by-laws include mandatory indemnification and advancement of expense provisions for the benefit of officers and directors, which are similar in scope to the permissive indemnification provisions under the DGCL described above.

To be entitled to indemnification, ATI's by-laws state that such persons must have acted honestly and in good faith with a view to the best interests of ATI or the other entity as the case may be, and, in any criminal or administrative action or proceeding that is enforced by a monetary penalty, they must have had reasonable grounds for believing that their conduct was lawful. The by-laws also authorize ATI to advance moneys to such person for costs, charges and expenses of any such proceeding, however, the person will be required to repay the same if it is ultimately determined that the person is not entitled to indemnification. In the case of an action by or on behalf of ATI or the other entity, as the case may be, to procure a judgment in its favour to which the person is made a party because of the person's association with ATI or the other entity, as the case may be, if the person fulfills the conditions set out in ATI's by-laws, ATI shall seek and obtain an approval of a court before indemnifying the person against costs, charges and expenses the person reasonably incurred in connection with such action or prior to advancing any moneys to such person.

The rights of indemnification provided by ATI's by-laws are not exhaustive and are in addition to any rights to which a director or officer may otherwise be entitled by contract or as a matter of law. Irrespective of the provisions of the by-laws of ATI, ATI may, at any time and from time to time, indemnify directors, officers, employees and other persons to the full extent permitted by the provisions of applicable law at the time in effect, whether on account of past or future transactions.

Director Liability

ATI	AMD

The CBCA does not permit any limitation of a director's liability other than in connection with the adoption of a unanimous shareholder agreement that restricts certain powers of the directors. If such a unanimous shareholders agreement is adopted, the parties who are given the power to manage or supervise the management of the business and affairs of the corporation under such agreement assume all of the liabilities of a director under the CBCA.

AMD's certificate of incorporation provides that a director shall not be personally liable to AMD or its stockholders for monetary damages for breach of fiduciary duty, except liability:
•  for breach of the duty of loyalty;
•  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;
•  for payment of an improper dividend or improper repurchase of stock under Section 174 of the DGCL; or
• for any transaction from which the director derived an improper personal benefit.

AMD's certificate of incorporation provides that if the DGCL is amended to further eliminate or limit the liability of directors, then the liability of a director of AMD, in addition to the above limitation on liability, shall be limited to the fullest extent permitted by the amended DGCL.

Anti-Take-Over Provisions and Interested Shareholders

ATI	AMD

The CBCA does not contain a provision comparable to Delaware law with respect to business combinations. However, rules or policies of certain Canadian Securities Regulatory Authorities, including Rule 61-501 of the Ontario Securities Commission and Policy Statement Q-27 of the Autorité des marchés financiers du Québec, contain requirements in connection with "related party transactions." A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, consummates one or more specified transactions with a related party including purchasing or disposing of an asset, issuing securities and assuming liabilities. A "related party" is defined in OSC Rule 61-501 and Policy Statement Q-27 and includes directors and senior officers of the issuer and holders of voting securities carrying more than 10% of the voting rights attaching to all issued and outstanding voting securities or of a sufficient number of any securities of the issuer to materially affect control of the issuer.
OSC Rule 61-501 and Policy Statement Q-27 require more detailed disclosure in the proxy material sent to securityholders in connection with a related party transaction, and, subject to certain exceptions, the preparation of a formal valuation with respect to the subject matter of the related party transaction and any non-cash consideration offered in connection therewith, and the inclusion of a summary of the valuation in the proxy materials. OSC Rule 61-501 and Policy Statement Q-27 also require that, subject to certain exceptions, an issuer shall not engage in a related party transaction unless approval of the disinterested shareholders of the corporation for the related party transaction has been obtained.

Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the time that the person became an interested stockholder unless:
•  prior to that time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•  upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock of the corporation, as defined in Section 203; or
•  subsequent to that time, the business combination is approved by both the corporation's board of directors and, at an annual or special meeting, by holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder.
For these purposes, the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who (i) owns 15% or more of the corporation's voting stock, or (ii) is an affiliate or associate of the corporation and owned 15% or more of the corporation's voting stock within the past three years, together with such persons affiliates and associates.

Shareholder Rights Plan

ATI	AMD

ATI does not have a shareholder rights plan.	AMD does not have a stockholder rights plan.

LEGAL MATTERS

        ATI has been represented by Goodmans LLP, Gowling Lafleur Henderson LLP and Shearman & Sterling LLP. As at the date of this Circular, partners and associates of Goodmans LLP own beneficially, directly or indirectly, less than 1% of the outstanding securities of ATI and its Associates and Affiliates.

AUDITORS

        The auditors of ATI are KPMG LLP, Chartered Accountants, Yonge Corporate Centre, 4100 Yonge Street, Suite 200, Toronto, Ontario M2P 2H3.

ENFORCEABILITY OF CIVIL LIABILITIES

        AMD is organized under the laws of the State of Delaware, United States. Substantially all of the assets of AMD are located outside of Canada. As a result, it may be difficult for ATI Common Shareholders to realize in Canada upon judgments against AMD obtained in Canadian courts. In addition, awards of punitive damages from actions brought in Canada or elsewhere may be unenforceable.

QUESTIONS AND FURTHER ASSISTANCE

        If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact ATI's proxy solicitation agent, Georgeson, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-464-3959 or

Collect: 416-642-7091

APPROVAL OF ATI'S BOARD OF DIRECTORS

        The contents and the sending of this Circular have been approved by ATI's Board of Directors.

Markham, Ontario	By Order of ATI's Board of Directors
September 13, 2006
DEAN J. BLAIN Corporate Secretary

CONSENT OF CREDIT SUISSE SECURITIES (USA) LLC

        We hereby consent to the references to the opinion dated July 23, 2006 of our firm in the Chairman's letter attached to the management information circular of ATI Technologies Inc. dated September 13, 2006 (the "Circular") and under the headings "The Arrangement — Background to the Acquisition Agreement", "The Arrangement — Reasons for the Arrangement" and "The Arrangement — Fairness Opinions" and to the inclusion of the foregoing opinion in the Circular.

Dated September 13, 2006

CREDIT SUISSE SECURITIES (USA) LLC
(Signed) CREDIT SUISSE SECURITIES (USA) LLC

CONSENT OF GENUITY CAPITAL MARKETS

        We hereby consent to the references to the opinion dated July 23, 2006 of our firm in the Chairman's letter attached to the management information circular of ATI Technologies Inc. dated September 13, 2006 (the "Circular") and under the headings "The Arrangement — Background to the Acquisition Agreement", "The Arrangement — Reasons for the Arrangement" and "The Arrangement — Fairness Opinions" and to the inclusion of the foregoing opinion in the Circular.

Dated September 13, 2006

GENUITY CAPITAL MARKETS
(Signed) GENUITY CAPITAL MARKETS

CONSENT OF GOODMANS LLP

        We hereby consent to the reference to our opinion contained under the heading "Certain Tax Considerations for ATI Common Shareholders — Certain Canadian Federal Income Tax Considerations" in the management information circular of ATI Technologies Inc. dated September 13, 2006 (the "Circular") and to the inclusion of the foregoing opinion in the Circular.

Dated September 13, 2006

GOODMANS LLP
(Signed) GOODMANS LLP

CONSENT OF AMD'S AUDITORS

        We have read the management information circular of ATI Technologies Inc. ("ATI") dated September 13, 2006 (the "Circular") relating to the arrangement involving ATI and Advanced Micro Devices, Inc. ("AMD"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our reports dated February 21, 2006, with respect to the consolidated financial statements and schedule of AMD, AMD management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of AMD, included in its Annual Report (Form 10-K) for the year ended December 25, 2005, filed with the Securities and Exchange Commission.

San Jose, California
Dated September 13, 2006

ERNST & YOUNG LLP
(Signed) ERNST & YOUNG LLP

CONSENT OF ATI'S AUDITORS

        We have read the management information circular (the "Circular") of ATI Technologies Inc. ("ATI") dated September 13, 2006 relating to the arrangement between ATI and Advanced Micro Devices, Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the Circular of our report to the shareholders of ATI on the consolidated balance sheet of ATI as at August 31, 2005 and 2004 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2005. Our report is dated October 4, 2005.

Toronto, Canada
September 13, 2006

KPMG LLP
(Signed) KPMG LLP

GLOSSARY OF TERMS

        The following glossary of terms used in this Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

"1933 Act" means the United States Securities Act of 1933, as amended.

"Account" has the meaning ascribed thereto in the ATI Deferred Share Unit Plan.

"Acquisition" means the acquisition of all of the ATI Common Shares by the Purchaser by way of the Plan of Arrangement.

"Acquisition Agreement" means the Acquisition Agreement dated July 23, 2006 among the Purchaser, AMD and ATI as it may be amended from time to time prior to the Closing Date, providing for, among other things, the Arrangement.

"Acquisition Proposal" means any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange or sale of assets representing 20% or more of the net income, revenues or assets of ATI and its subsidiaries, taken as a whole (or any license, lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the net income, revenues or assets of ATI and its subsidiaries, taken as a whole), any purchase or sale of shares of share capital or other securities of ATI or any of its subsidiaries or rights or interests therein or thereto representing 20% or more of the voting power of the share capital of ATI or any of its subsidiaries representing 20% or more of the net income, revenues or assets of ATI and its subsidiaries, taken as a whole, or similar transactions involving ATI and/or such subsidiaries, including a tender or exchange offer, excluding the Arrangement and the transactions contemplated by the Acquisition Agreement.

"Affiliate" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by or under common control with such Person.

"Aggregate Amount of Cash Elected" means the aggregate amount of cash that would be payable to holders of ATI Common Shares based upon the elections made pursuant to Section 2.2(b) of the Plan of Arrangement before giving effect to the proration provisions of Section 2.2(e) of the Plan of Arrangement.

"Aggregate Number of Shares Elected" means the aggregate amount of shares of AMD Common Stock that would be issuable to ATI Common Shareholders based upon elections made pursuant to Section 2.2(b) of the Plan of Arrangement before giving effect to the proration provisions of Section 2.2(e) of the Plan of Arrangement.

"allowable capital loss" has the meaning ascribed thereto under the heading "Certain Tax Considerations for ATI Common Shareholders — Certain Canadian Federal Income Tax Considerations — ATI Common Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses".

"AMD" means Advanced Micro Devices, Inc., a Delaware corporation.

"AMD Closing Stock Price" means the volume weighted average trading price of the AMD Common Stock on the NYSE for the 10 trading days prior to the Closing Date.

"AMD Common Stock" means the shares of common stock, par value $0.01 per share, of AMD.

"AMD Compatible Chipsets" means ATI's current chip set products (e.g., 48xx and 690 families of chip set products, SB400, SB450, and SB600 chip set products) that include graphics as their primary function and that are directly compatible with, and intended to interface directly with, an AMD Processor, including the following ATI products that are currently under development, known by ATI as: "RS690", "RD790", "RS790" and "SB700".

"AMD Documents" means the agreements, reports, financial statements and other documents of AMD specifically incorporated by reference in and forming an integral part of this Circular, as set out under the heading "Available Information and Documents Incorporated by Reference — AMD Documents".

"AMD Material Adverse Effect" means a change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with other such changes, effects, events, occurrences, states of facts or developments, is both material and adverse with respect to the financial condition, business, operations and results of operations of AMD and its subsidiaries taken as a whole, as the case may be; provided, however, that to the extent any effect, event, occurrence, state of facts or development is caused by or results from any of the following, it shall not be taken into account in determining whether there has been (or whether there could reasonably be expected to be) an "AMD Material Adverse Effect": (A) conditions affecting the United States or Canadian economy generally; (B) conditions generally affecting the industries in which AMD conducts its business; (C) any direct or indirect actions of NVIDIA Corporation or Intel Corporation; (D) conditions directly caused by the actions of ATI or resulting from actions taken in accordance with a request or consent of ATI made after the date of the Acquisition Agreement; (E) any delays or cancellation of orders caused by the announcement of the Acquisition Agreement; (F) any change in the market price or trading volume of securities or failure by AMD to meet published securities analysts estimates (but not the underlying causes thereof); (G) material worsening of market conditions caused by acts of terrorism or war occurring after the date of the Acquisition Agreement; (H) any stockholder litigation arising from allegations of breach of fiduciary duty relating to the Acquisition Agreement; and (I) any losses of employees caused by the announcement of the Acquisition Agreement.

"AMD RSUs" means the restricted stock units or restricted shares, as applicable, with respect to AMD Common Stock Shares based on whether restricted stock units were granted or restricted shares issued previously under the ATI Stock Plans.

"AMD Supply Term" means the period beginning upon the occurrence of a Termination Event, and ending on the later of: (i) July 23, 2008 and (ii) the end of the period for which ATI would customarily supply such products to Existing Customers (including "end-of-life" terms identified either in written agreements, purchase order, or arising from custom of trade).

"Arrangement" means the arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 1.1 of the Acquisition Agreement or Article 5 of the Plan of Arrangement or made at the direction of the Court in the Final Order.

"Arrangement Resolution" means the special resolution of ATI Common Shareholders to be considered at the Meeting and set out in Appendix A to this Circular.

"Articles of Arrangement" means the articles of arrangement of ATI in respect of the Arrangement to be filed with the Director after the Final Order is made.

"ArtX Plan" means the ArtX, Inc. 1977 Equity Incentive Plan, as amended on September 10, 1999, December 22, 1999 and March 20, 2000.

"Associate" has the meaning ascribed to it in the Securities Act.

"ATI" means ATI Technologies Inc., a corporation continued under the laws of Canada and any corporation formed on the amalgamation of ATI with one or more of its wholly owned subsidiaries, together with, unless the context implies otherwise, all of its subsidiaries and Affiliates.

"ATI Common Share Option Plan" means the ATI Technologies Inc. Share Option Plan, amended effective as of January 25, 2005 and, as of the Effective Time, as amended pursuant to the terms of the Arrangement.

"ATI Common Share Purchase Plan" means the ATI Technologies Inc. Share Purchase Plan established by ATI to provide employees of ATI in Canada and the United States with an opportunity to purchase ATI Common Shares.

"ATI Common Shareholders" means the holders of ATI Common Shares.

"ATI Common Shares" means the common shares in the capital of ATI outstanding immediately prior to the Effective Time.

"ATI Deferred Share Unit Plan" means the ATI Technologies Inc. Deferred Share Unit Plan for Directors approved by the Board on December 18, 2003.

"ATI Documents" means the agreements, reports, financial statements and other documents of ATI specifically incorporated by reference in and forming an integral part of this Circular, as set out under the heading "Available Information and Documents Incorporated by Reference — ATI Documents".

"ATI DSU" means a deferred share unit recorded in the Accounts of Eligible Directors of ATI under the ATI Deferred Share Unit Plan, which are outstanding and have not been cancelled pursuant to the terms of the ATI Deferred Share Unit Plan.

"ATI Global RSU Plan" means the ATI Technologies Inc. Restricted Share Unit Plan for Global Directors and Employees, amended and restated effective January 31, 2005.

"ATI Material Adverse Effect" means a change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with other such changes, effects, events, occurrences, states of facts or developments, is both material and adverse with respect to the financial condition, business, operations, results of operations, properties, assets or liabilities of ATI and its subsidiaries taken as a whole, as the case may be; provided, however, that to the extent any effect, event, occurrence, state of facts or development is caused by or results from any of the following, it shall not be taken into account in determining whether there has been (or whether there could reasonably be expected to be) an "ATI Material Adverse Effect": (A) conditions affecting the United States or Canadian economy generally; (B) conditions generally affecting the industries in which ATI conducts its business; (C) any direct of indirect actions of NVIDIA Corporation or Intel Corporation; (D) conditions directly caused by the actions of AMD or resulting from actions taken in accordance with a request or the consent of AMD made after the date of the Acquisition Agreement; (E) any delays or cancellation of orders caused by the announcement of the Acquisition Agreement; (F) any change in the market price or trading volume of securities or failure by ATI to meet published securities analyst estimates (but not the underlying causes thereof); (G) material worsening of market conditions caused by acts of terrorism or war occurring after the date of the Acquisition Agreement; (H) any stockholder litigation arising from allegations of breach of fiduciary duty relating to the Acquisition Agreement; and (I) any losses of employees caused by the announcement of the Acquisition Agreement.

"ATI Option" means an option to purchase ATI Common Shares granted under the ATI Common Share Option Plan or the ArtX Plan.

"ATI Requisite Vote" means, subject to the approval of the Court, 66 2/3% of the votes cast on the Arrangement Resolution by ATI Common Shareholders (such that each ATI Common Shareholder is entitled to one vote for each ATI Common Share held), present in person or by proxy at the Meeting.

"ATI Restricted Share Unit Plans" or "ATI RSU Plans" means (i) the ATI Technologies Inc. Restricted Share Unit Plans for Canadian Directors and Employees as amended and restated effective January 31, 2005, (ii) the ATI Technologies Inc. Restricted Share Unit Plans for U.S. Directors and Employees as amended and restated effective January 31, 2005, and (iii) the ATI Global RSU Plan, in each case, as of the Effective Time, as amended pursuant to the terms of the Arrangement.

"ATI RSU" means an outstanding restricted share unit with respect to ATI Common Shares granted or a restricted share issued under the ATI Stock Plans.

"ATI SARs" means the share appreciation rights attached to ATI Options pursuant to the ATI Common Share Option Plan.

"ATI Securities" means collectively, the ATI Common Shares, ATI Options, ATI RSUs and ATI DSUs.

"ATI Securityholders" means collectively, the ATI Common Shareholders and the holders of ATI Options, ATI RSUs and ATI DSUs.

"ATI Stock Plans" means (i) the ATI Common Share Option Plan, (ii) the ArtX Plan and (iii) the ATI Restricted Share Unit Plans.

"Board" or "Board of Directors" means the Board of Directors of ATI, unless otherwise clear from the context.

"Business Day" means a day, other than Saturday, Sunday or any other day on which commercial banks in San Francisco, California or Toronto, Ontario are authorized or required by law to close.

"Canadian GAAP" means Canadian generally accepted accounting principles.

"Canadian Holder" has the meaning ascribed thereto under the heading "Certain Tax Considerations for ATI Common Shareholders — ATI Common Shareholders Resident in Canada".

"Canadian Securities Regulatory Authorities" means the OSC and each other securities commission or similar regulatory authority in each of the provinces of Canada.

"Cash Available" means the amount obtained by subtracting (a) the product of (i) the Shares Available and (ii) the AMD Closing Stock Price from (b) the product of (i) the Purchase Price per ATI Common Share and (ii) the aggregate number of ATI Common Shares outstanding immediately prior to the Effective Time (other than ATI Common Shares held by AMD, ATI, any subsidiary of AMD, any subsidiary of ATI, Dissenting ATI Common Shareholders or the custodian or trustee for the benefit of participants under the ATI RSU Plans).

"Cash Election" means for each ATI Common Share held by an ATI Common Shareholder, the election (or deemed election) by such ATI Common Shareholder to receive the Purchase Price per ATI Common Share in cash without interest.

"CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as amended from time to time, prior to the Closing Date.

"CDS" means The Canadian Depository for Securities Limited.

"Certificate" means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director.

"Circular" means this management information circular of ATI, including the Notice of Meeting and all appendices and all documents incorporated by reference herein.

"Closing" means the closing of the Arrangement and the other transactions contemplated by the Acquisition Agreement.

"Closing Date" means the date of the Closing.

"Code" means the Internal Revenue Code of 1986 (United States), as amended.

"Commissioner" has the meaning ascribed thereto under the heading "Principal Legal Matters — Regulatory Matters — Competition Act".

"Competition Act" means the Competition Act (Canada), and the regulations made thereunder, as amended.

"Competition Tribunal" means the tribunal established by subsection 3(1) of the Competition Tribunal Act.

"Corporation" means ATI Technologies Inc., a company existing under the laws of Canada, and any corporation formed on the amalgamation of the Corporation with one or more of its wholly owned subsidiaries, together with, unless the context implies otherwise, all of its subsidiaries and Affiliates.

"Court" means the Superior Court of Justice (Ontario).

"Credit Suisse" means Credit Suisse Securities (USA) LLC.

"Credit Suisse Fairness Opinion" means the fairness opinion delivered by Credit Suisse to the Board on July 23, 2006, a copy of which is attached as Appendix C.

"Currency Exchange Rate" means the noon spot rate of exchange on the Closing Date for United States dollars expressed in Canadian dollars as reported by The Bank of Canada or, in the event such spot rate of exchange is not available, such spot rate of exchange on such date for United States dollars expressed in Canadian dollars as may be deemed by AMD to be appropriate for such purpose.

"Debt Financing" has the meaning ascribed thereto under the heading "Arrangement Mechanics — Financing Arrangements — Debt Financing".

"Demand for Payment" has the meaning ascribed thereto under the heading "Dissenting Shareholders' Rights".

"Depositary" means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal and Election Form or such other Person as is appointed to act as depositary for the purposes of the Arrangement by ATI, acting reasonably.

"DGCL" means the General Corporation Law of the State of Delaware, as amended.

"Director" means the Director appointed pursuant to Section 260 of the CBCA.

"Dissent Notice" means the written objection of a Registered ATI Common Shareholder to the Arrangement Resolution, submitted to ATI in accordance with the Dissent Procedures.

"Dissent Procedures" means the dissent procedures, as described under the heading "Dissenting Shareholders' Rights".

"Dissent Rights" means the rights of dissent of a Registered ATI Common Shareholder in respect of the Arrangement Resolution described in the Plan of Arrangement.

"Dissenting ATI Common Shares" means the ATI Common Shares in respect of which a Dissenting ATI Common Shareholder dissents.

"Dissenting Shareholder" or "Dissenting ATI Common Shareholder" has the meaning ascribed thereto in the Plan of Arrangement.

"Documents" means the AMD Documents and the ATI Documents.

"DPSP" means a trust governed by a deferred profit sharing plan (as defined in the Tax Act).

"DX-10" means the chip set under development by ATI and known by ATI as DX-10.

"Effective Date" means the date of the Certificate giving effect to the Arrangement.

"Effective Time" means 12:01 a.m. (Toronto Time) on the day immediately following the Closing Date.

"Election Date" means, unless otherwise agreed in writing by AMD and ATI, October 20, 2006, as such date may be extended and published pursuant to the terms of Section 2.3(a) of the Plan of Arrangement.

"Election Deadline" means 5:00 p.m. (Toronto time) at the applicable place of deposit on the Election Date.

"Eligible Director" has the meaning ascribed thereto in the ATI Deferred Share Unit Plan.

"Exchange Act" means the United States Securities Exchange Act of 1934, as amended.

"Exchange Ratio" means the number, calculated to four decimal places, obtained by dividing (i) the Purchase Price per ATI Common Share by (ii) the AMD Closing Stock Price.

"Existing Customers" means a third party to which ATI supplies AMD Compatible Chipsets as of the date of the Acquisition Agreement, including pursuant to a written agreement currently in effect between ATI and such third party or under purchase orders or otherwise arising from custom of trade.

"Fairness Opinions" means the Credit Suisse Fairness Opinion and the Genuity Fairness Opinion.

"FIE Proposals" has the meaning ascribed thereto under the heading "Certain Tax Considerations for ATI Common Shareholders — ATI Common Shareholders Resident in Canada — Foreign Investment Entity Tax Proposals".

"Final Order" means the final order of the Court approving the Arrangement as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal.

"Financial Advisors" means Credit Suisse and Genuity.

"Genuity" means Genuity Capital Markets.

"Genuity Fairness Opinion" means the fairness opinion delivered by Genuity to the Board on July 23, 2006, a copy of which is attached as Appendix D.

"Georgeson" means Georgeson Shareholders Communications, Inc.

"Goodmans" means Goodmans LLP, Canadian transaction counsel to ATI.

"Governmental Entity" means any governmental or regulatory authority, agency, commission, body or other governmental entity.

"Gowlings" means Gowling Lafleur Henderson LLP, Canadian corporate counsel to ATI.

"HSR Act" means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.

"Interim Order" means the interim order of the Court, as the same may be amended by the Court (with the consent of ATI and AMD, each acting reasonably), in respect of the Arrangement as contemplated by section 1.2 of the Acquisition Agreement.

"Intermediary" means an intermediary with which a Non-Registered ATI Common Shareholder may deal, including banks, trust companies, securities dealers or brokers and trustees or administrators of self-directed trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans (collectively, as defined in the Tax Act) and similar plans, and their nominees.

"Investment Canada Act" means the Investment Canada Act, and the regulations made thereunder, as amended from time to time.

"IRS" means the United States Internal Revenue Service.

"Latham & Watkins" means Latham & Watkins LLP, U.S. counsel to AMD.

"Laws" means all laws, statutes, rulings, ordinances, rules, regulations, judgments, orders, injunctions, decrees, awards, agency requirements, license or permit of any Governmental Entity.

"Letter of Transmittal and Election Form" means the letter of transmittal and election form to be sent by ATI to ATI Common Shareholders for use in connection with the Arrangement.

"Master Purchase and Sale Agreement" means the agreement in the form of Exhibit D to the Acquisition Agreement.

"Maximum Share Number" means the number equal to (a) 19.9% of the number of shares of AMD Common Stock outstanding immediately prior to the Effective Time, less (b) the number of shares of AMD Common Stock issuable upon exercise of all ATI Options assumed in the Arrangement and upon vesting of all ATI RSUs assumed in the Arrangement after giving effect to Sections 2.2(f) and 2.2(h) of the Plan of Arrangement, and, without duplication, upon exchange of ATI Common Shares held by any custodian or trustee under an ATI RSU Plan for the benefit of participants under such ATI RSU Plan.

"McCarthys" means McCarthy Tétrault LLP, Canadian counsel to AMD.

"Meeting" means the special meeting of ATI Common Shareholders, and all adjournments and postponements thereof, called and held to, among other things, consider and approve the Arrangement Resolution.

"Morgan Stanley" means Morgan Stanley & Co. Incorporated, financial advisor to AMD.

"Morgan Stanley Debt Commitment Letter" means the commitment letter dated July 23, 2006 from Morgan Stanley Senior Funding, Inc. in favour of AMD.

"NASDAQ" means the NASDAQ Global Market.

"Non-Election Cash Amount" means an amount of cash, without interest, equal to (A) the Cash Available minus the Aggregate Amount of Cash Elected divided by (B) the number of outstanding Non-Election Shares.

"Non-Election Shares" means each ATI Common Share in respect of which no effective election has been made by the holder thereof (other than ATI Common Shares held by (i) Dissenting ATI Common Shareholders who are ultimately entitled to be paid the fair value of the ATI Common Shares held by such Dissenting ATI

Common Shareholders and (ii) AMD, ATI, any subsidiary of AMD, any subsidiary of ATI or any custodian or trustee holding ATI Common Shares for the benefit of participants under the ATI RSU Plans).

"Non-Registered ATI Common Shareholder" means a non-registered beneficial holder of ATI Common Shares whose shares are held through an Intermediary.

"Non-Resident Holder" has the meaning ascribed thereto under the heading "Certain Tax Considerations for ATI Common Shareholders — ATI Common Shareholders Not Resident in Canada".

"Non-U.S. Holder" has the meaning ascribed thereto under the heading "Certain Tax Considerations for ATI Common Shareholders — Certain United States Federal Income Tax Considerations".

"Notice of Appearance" has the meaning ascribed thereto under the heading "Principal Legal Matters — Court Approval of the Arrangement and Completion of the Arrangement".

"Notice of Meeting" means the Notice of Special Meeting of ATI Common Shareholders dated September 13, 2006.

"Notifiable Transaction" has the meaning ascribed thereto under the heading "Principal Legal Matters — Regulatory Matters — Competition Act."

"NYSE" means the New York Stock Exchange.

"Offer to Pay" means the written offer of ATI to each Dissenting ATI Common Shareholder who has sent a Demand for Payment to ATI to pay for its ATI Common Shares in an amount considered by the Board to be the fair value of the shares, all in compliance with the Dissent Procedures.

"OSC" means the Ontario Securities Commission.

"Person" includes any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

"PFIC" has the meaning ascribed thereto under the heading "Certain Tax Considerations for ATI Common Shareholders — Certain United States Federal Income Tax Considerations".

"Plan of Arrangement" means the Plan of Arrangement substantially in the form of Appendix E hereto as amended or varied pursuant to the terms hereof and thereof.

"Purchase Price per ATI Common Share" means the sum of (a) $16.40 and (b) the product of (i) 0.2229 and (ii) the AMD Closing Stock Price, rounded to the nearest cent.

"Purchaser" means 1252986 Alberta ULC, an indirect wholly owned subsidiary of AMD.

"Record Date" means the close of business on September 1, 2006.

"Registered ATI Common Shareholder" means a registered holder of ATI Common Shares as recorded in the ATI Common Shareholders' register maintained by the Transfer Agent.

"Registered Plans" means collectively, RESPs, RRIFs, RRSPs and DPSPs.

"Regulatory Consents" means all notices, reports and other filings required to be made prior to the Effective Time by ATI or AMD or any of their respective subsidiaries with, all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by ATI or AMD or any of their respective subsidiaries from Governmental Entities in connection with the execution and delivery of the Acquisition Agreement and the consummation of the Transactions, except those the failure of which to make or obtain would not have an AMD Material Adverse Effect or subject any person to a risk of criminal liability.

"Replacement Option" means for each ATI Option outstanding immediately prior to the Effective Time an option to purchase that number of shares of AMD Common Stock equal to the number of ATI Common Shares subject to such ATI Option multiplied by the Exchange Ratio.

"Replacement SAR" has the meaning ascribed thereto in Section 2.2(g) of the Plan of Arrangement.

"RESP" means a trust governed by a registered education savings plan (as defined in the Tax Act).

"Response Period" has the meaning ascribed thereto under the heading "The Acquisition Agreement — Covenants — Right to Respond".

"Reviewable Transaction" has the meaning ascribed thereto under the heading "Principal Legal Matters — Regulatory Matters — Investment Canada Act".

"RRIF" means a trust governed by a registered retirement income fund (as defined in the Tax Act).

"RRSP" means a trust governed by a registered retirement savings plan (as defined in the Tax Act).

"RS790" means the chip set under development by ATI and known by ATI as RS790, which includes an HT3 bus interface, DX-10 graphics core, PCI Express Second generation expansion bus, universal video decoder and advanced video processor.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act (Ontario), as amended.

"SEDAR" means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

"Shares Available" means the lesser of (a) the product, rounded down to the nearest whole number, of (i) 0.2229 and (ii) the aggregate number of ATI Common Shares outstanding immediately prior to the Effective Time (other than ATI Common Shares held by AMD, ATI, any subsidiary of AMD, any subsidiary of ATI, Dissenting ATI Common Shareholders or the custodian or trustee for the benefit of participants under the ATI RSU Plans), and (b) the Maximum Share Number.

"Shearman & Sterling" means Shearman & Sterling LLP, U.S. counsel to ATI.

"Spread Value" means the positive difference between (i) the fair market value of the underlying shares of the Replacement Options or AMD RSUs, as the case may be, at the Effective Time and (ii) the exercise price, if any, of such Replacement Options or AMD RSUs.

"Stock Election" means for each ATI Common Share held by an ATI Common Shareholder, the election (or deemed election) by such ATI Common Shareholder to receive such fraction of a fully paid and non-assessable share of AMD Common Stock as is equal to the Exchange Ratio.

"subsidiary" means, with respect to ATI or AMD, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective subsidiaries or by such party and any one or more of its respective subsidiaries; provided, however, Commerce Valley Realty Holdings Inc. shall be deemed to be a subsidiary of ATI; provided, further, Spansion Inc. shall not be deemed to be a subsidiary of AMD.

"Superior Proposal" means any unsolicited bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified (each such amendment or modification being deemed a new Superior Proposal)) (i) that relates to more than 50.0% of the outstanding ATI Common Shares or 50.0% of the assets of ATI and its subsidiaries taken as a whole, (ii) for which financing, if required, is then committed, and (iii) which the Board of Directors of ATI determines in good faith, following the receipt of advice of its outside legal counsel and financial advisors, to be (A) more favourable to the ATI Common Shareholders from a financial point of view (taking into account probability of closing and all other terms and conditions of such proposal and the Acquisition Agreement and any changes to the financial terms of the Acquisition Agreement proposed by AMD in response to such offer or otherwise) than the Arrangement, and (B) is reasonably capable of being completed, taking into account all legal, regulatory and other aspects of such proposal.

"Superior Proposal Notice" has the meaning ascribed thereto under the heading "The Acquisition Agreement — Covenants — Consideration of Alternative Transactions".

"Supply Term" means the period beginning upon the occurrence of a Termination Event, and ending on the later of: (i) the second anniversary of the date of the Acquisition Agreement; (ii) in the case of an Existing Customer having a written supply agreement, the end of the period of committed supply for the particular AMD Compatible Chipset (including "end-of-life" terms); and (iii) in the case of an Existing Customer that purchases only by way of purchase orders, the end of the period for which ATI would be contractually required to or otherwise customarily supply such AMD Compatible Chipset to such customer (including "end-of-life" terms).

"Tax Act" means the Income Tax Act (Canada), as amended.

"Tax Proposals" means specific proposals to amend the Tax Act and the regulations promulgated thereunder publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Circular.

"taxable capital gain" has the meaning ascribed thereto under the heading "Certain Tax Considerations for ATI Common Shareholders — Certain Canadian Federal Income Tax Considerations — ATI Common Shareholders Resident in Canada — Taxation of Capital Gains and Capital Losses".

"Termination Date" means February 24, 2007.

"Termination Event" means the termination of the Acquisition Agreement prior to the Effective Time in accordance with Section 5.1 thereof.

"Termination Fee" means the $162.0 million termination fee payable to AMD by ATI in certain circumstances under the terms of the Acquisition Agreement.

"Transaction Committee" means the committee of the Board formed to consider, among other things, the Arrangement.

"Transactions" means, collectively, the transactions contemplated by the Acquisition Agreement and the Plan of Arrangement.

"Transfer Agent" means CIBC Mellon Trust Company.

"TSX" means the Toronto Stock Exchange.

"U.S. GAAP" means United States generally accepted accounting principles.

"U.S. Holder" has the meaning ascribed thereto under the heading "Certain Tax Considerations for ATI Common Shareholders — Certain United States Federal Income Tax Considerations".

"U.S. Treaty" means the Canada-United States Tax Convention (1980), as amended.

APPENDIX A

ARRANGEMENT RESOLUTION
SPECIAL RESOLUTION OF THE ATI COMMON SHAREHOLDERS

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") under Section 192 of the Canada Business Corporations Act (the "CBCA") involving ATI Technologies Inc. ("ATI"), all as more particularly described and set forth in the Management Information Circular (the "Circular") of ATI dated September 13, 2006, accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized, approved and adopted;

2.
The plan of arrangement, as it may be or has been amended (the "Plan of Arrangement"), involving ATI and implementing the Arrangement, the full text of which is set out in Appendix E to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.
The acquisition agreement (the "Acquisition Agreement") between ATI, Advanced Micro Devices, Inc. ("AMD") and 1252986 Alberta ULC, made as of July 23, 2006, the actions of the directors of ATI in approving the Arrangement and the actions of the officers of ATI in executing and delivering the Acquisition Agreement and any amendments thereto are hereby ratified and approved;

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of ATI or that the Arrangement has been approved by the Superior Court of Justice (Ontario), the directors of ATI are hereby authorized and empowered without further notice to, or approval of, the shareholders of ATI (i) to amend the Acquisition Agreement or the Plan of Arrangement to the extent permitted by the Acquisition Agreement or the Plan of Arrangement, or (ii) subject to the terms of the Acquisition Agreement, not to proceed with the Arrangement.

5.
Any officer or director of ATI is hereby authorized and directed for and on behalf of ATI to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Acquisition Agreement; and

6.
Any officer or director of ATI is hereby authorized and directed for and on behalf of ATI to execute or cause to be executed and to deliver or cause to be delivered, all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1

APPENDIX B

ACQUISITION AGREEMENT

among

ADVANCED MICRO DEVICES, INC.

1252986 ALBERTA ULC

and

ATI TECHNOLOGIES INC.

Dated as of July 23, 2006

	ARTICLE V.
	TERMINATION
5.1	Termination	41
5.2	Effect of Termination and Abandonment	42
5.3	Supply Arrangements	43
	ARTICLE VI.
	MISCELLANEOUS AND GENERAL
6.1	Survival	43
6.2	Modification or Amendment	44
6.3	Waiver of Conditions	44
6.4	Counterparts	44
6.5	Governing Law and Venue	44
6.6	Notices	44
6.7	Entire Agreement	45
6.8	No Third Party Beneficiaries	45
6.9	Obligations of Parent and of the Company	46
6.10	Definitions	46
6.11	Severability	49
6.12	Interpretation	49
6.13	Assignment	49
6.14	Specific Performance	49

Exhibit A	Form of Arrangement Resolution
Exhibit B	Plan of Arrangement
Exhibit C	Form of Company Affiliate Letter
Exhibit D	Form of Master Purchase and Sale Agreement

INDEX OF DEFINED TERMS

Term	Section
401(k) Plan	3.16(d)
Acquisition Proposal	6.10
Affiliates	6.10
Affiliates Letter	3.12
Agreement	Preamble
Alternative Financing	3.15
ARC	4.1(e)(iii)
Arrangement	1.1(a)
Arrangement Resolution	Recitals
Articles of Arrangement	1.1(d)
Business Days	6.10
Canadian GAAP	2.1(e)(ii)
Canadian Securities Regulatory Authorities	6.10
CBCA	1.1(a)
Circular	1.3(a)
Closing	1.7
Closing Date	1.7
Code	2.1(m)(v)
Commissioner	4.1(e)(iii)
Commonly Controlled Entity	2.1(j)(i)
Company	Preamble
Company Audit Date	2.1(f)
Company Common Shareholders	Recitals
Company Common Shares	Recitals
Company Disclosure Letter	2.1
Company DSUs	2.1(b)(iii)
Company Equity Awards	2.1(b)(iii)
Company Financial Statements	2.1(e)(ii)
Company Information	1.3(b)
Company Material Adverse Effect	6.10
Company Material Contract	2.1(h)(xv)
Company Meeting	1.1(b)
Company Options	2.1(b)(iii)
Company Pension Plan	2.1(j)(i)
Company Permits	2.1(k)
Company Preferred Shares	2.1(b)(i)
Company Reports	2.1(e)(i)
Company Requisite Vote	2.1(c)(i)
Company Restricted Shares	2.1(b)(iii)
Company RSUs	2.1(b)(iii)
Company SARs	2.1(b)(iii)
Company Stock Plans	2.1(b)(iii)
Company Voting Debt	2.1(b)(vi)
Competition Act	2.1(d)(i)(F)
Confidentiality Agreement	6.7
Contract	2.1(d)(ii)(B)
Court	Recitals
Current Premium	3.9(b)
Director	1.1(d)
Dissent Rights	1.2(d)

D&O Insurance	3.9 (b)
Effective Time	Defined in Plan of Arrangement
Employee Plans	2.1(j)(i)
Environmental Law	6.10
ERISA	2.1(j)(i)
ESPP	3.16(c)
Exchange Act	6.10
Existing Customer	6.10
Expenses	5.2(b)
Final Order	1.1(a)
Financing	2.2(l)
Financing Commitments	2.2(l)
Governmental Consents	4.1(e)(iv)
Governmental Entity	2.1(d)(i)(G)
Harmful Code	2.1(p)(viii)
Hazardous Substance	6.10
HSR Act	2.1(d)(i)
Indemnified Party	3.9(a)
Intellectual Property Rights	6.10
Interim Order	1.1(a)
IRS	2.1(j)(iv)
knowledge	6.10
Laws	2.1(k)
Lender	2.2(l)
Lien	2.1(d)(ii)(B)
Minister	4.1(e)(ii)
NASDAQ	2.1(d)(i)(E)
NYSE	2.2(d)(i)(D)
OEM	6.10
Order	4.1(f)
Organizational Documents	2.1(a)
OSC	6.10
Parent	Preamble
Parent Audit Date	2.2(e)(i)
Parent Common Stock	6.10
Parent Compatible Chipsets	6.10
Parent Disclosure Letter	2.2
Parent Financial Statements	2.2(e)(ii)
Parent Information	1.3(a)
Parent Material Adverse Effect	6.10
Parent Material Contract	2.2(h)(i)
Parent Permits	2.2(j)
Parent Preferred Stock	2.2(b)(i)(B)
Parent Reports	2.2(e)(i)
Parent SubCo	Preamble
Parent Supply Term	6.10
Person	6.10
Plan of Arrangement	1.1(a)
Pre-Acquisition Reorganization	3.13(i)
Representatives	3.2(a)
RS790	6.10
Sarbanes-Oxley Act	6.10

SEC	6.10
Section 404	2.1(e)(iii)
Securities Act	6.10
Securities Laws	6.10
Software	6.10
Subsidiary	6.10
Superior Proposal	6.10
Superior Proposal Notice	3.2(e)
Supply Term	6.10
S-8 Registration Statement	1.3(c)
Tax	6.10
Tax Return	6.10
Technology	6.10
Termination Date	5.1(c)
Termination Event	6.10
Termination Fee	5.2(c)
Transaction Consideration	6.10
TSX	2.1(d)(i)(E)
U.S. GAAP	2.2(e)(ii)

ACQUISITION AGREEMENT

        ACQUISITION AGREEMENT (hereinafter called this "Agreement"), dated as of July 23, 2006, among Advanced Micro Devices, Inc., a Delaware corporation ("Parent"), 1252986 Alberta ULC, an unlimited liability company formed under the laws of Alberta ("Parent SubCo"), and ATI Technologies Inc., a corporation continued under the laws of Canada (the "Company").

RECITALS

        WHEREAS, (i) the Board of Directors of Parent has deemed it advisable and in the best interests of its stockholders and (ii) the Board of Directors of the Company has deemed it fair to the shareholders of the Company and holders of outstanding Company Options and Company RSUs and in the best interests of the Company, upon the terms and subject to the conditions set forth herein, to effect the acquisition provided for herein in which Parent SubCo acquires all of the outstanding common shares of the Company (the "Company Common Shares") pursuant to the Plan of Arrangement;

        WHEREAS, in furtherance of such acquisition, the Board of Directors of each of Parent and the Company has approved the transactions contemplated by this Agreement, and the Company has agreed upon the terms and subject to the conditions set forth herein (i) to submit a special resolution, substantially in the form of Exhibit A hereto (the "Arrangement Resolution"), to the holders of the Company Common Shares (the "Company Common Shareholders"), for approval, and (ii) to submit the Plan of Arrangement to the Ontario Superior Court of Justice (the "Court") for approval; and

        NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE I.
GENERAL

         1.1    Implementation Steps by the Company.

                (a)   As promptly as practicable after the date hereof, the Company will apply, in a manner reasonably acceptable to Parent, to the Court under Section 192 of the Canada Business Corporations Act (the "CBCA") for an order approving the arrangement (the "Arrangement") on the terms and subject to the conditions set out in the plan of arrangement (the "Plan of Arrangement") substantially in the form of Exhibit B hereto (as such order may be amended or varied at any time prior to the Effective Time or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal at the direction of the Court, the "Final Order"), and for an interim order of the Court, as the same may be amended (the "Interim Order"), in respect of the Arrangement, as contemplated by Section 1.2.

                (b)   The Company shall, subject to obtaining the Interim Order and in the manner contemplated by Section 3.3, convene and hold a special meeting of the Company Common Shareholders (the "Company Meeting"), including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution (and for any other proper purpose as may be set out in the notice for such meeting and agreed to by Parent acting reasonably).

                (c)   The Company shall, subject to obtaining the approvals as are required by the Interim Order, proceed with and diligently pursue the application to the Court for the Final Order approving the Arrangement.

                (d)   The Company shall, subject to obtaining the Final Order and the satisfaction or waiver of the conditions set forth in Article IV (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions), send to the Director appointed pursuant to Section 260 of the CBCA (the "Director"), for endorsement and filing by the Director, the articles of arrangement (the "Articles of Arrangement") and such other documents as may be required in connection therewith under the CBCA to give effect to the Arrangement.

         1.2    Interim Order.  The notice of motion for the application referred to in Section 1.1(a) shall request that the Interim Order provide:

                (a)   for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

                (b)   that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by Company Common Shareholders present in person or represented by proxy at the Company Meeting;

                (c)   that, in all other respects, the terms, restrictions and conditions of the Organizational Documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting; and

                (d)   for the grant of the rights of dissent in respect of the Arrangement described in Article 3 of the Plan of Arrangement (the "Dissent Rights").

         1.3    Circular; S-8 Registration Statement.  (a) As promptly as practicable after execution and delivery of this Agreement, Parent and the Company shall cooperate in preparing a management information circular of the Company with respect to the Company Meeting (together with any amendments and supplements thereto, the "Circular"), together with any documents required by the Securities Laws, or other applicable Laws in connection with the Arrangement and the other transactions contemplated by this Agreement. Parent shall furnish to the Company all information relating to Parent as may be reasonably requested by the Company to prepare the Circular ("Parent Information"). As promptly as practicable after the Company receives the Interim Order, the Company shall cause the Circular to be sent to each Company Common Shareholder and holder of Company Options and Company RSUs entitled to vote at the Company Meeting and filed as required by the Interim Order and applicable Laws.

                (b)   The Company shall ensure that the Circular complies with all applicable Laws and any requirements of the Interim Order and that none of the information relating to the Company (for the avoidance of doubt, excluding Parent Information) included or incorporated by reference in the Circular ("Company Information"), at the date of mailing to the Company Common Shareholders and at the time of the Company Meeting contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. Parent shall ensure that none of the Parent Information provided by Parent for inclusion or incorporation by reference in the Circular, at the date of mailing to the Company Common Shareholders and at the time of the Company Meeting contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading. Without limiting the generality of the foregoing, the Company (with respect to Company Information) and Parent (with respect to Parent Information) shall ensure that the Circular provides the Company Common Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. Each of the Company and Parent will, as promptly as practicable after receipt thereof, provide such other party with copies of written comments and advise such other party of any oral comments with respect to the Circular received from the Director or the Court and of any request by the Director or the Court for amendments or supplements to the Circular or for additional information. Parent and the Company shall each promptly notify each other if at any time before or after the Effective Time it becomes aware that the Circular or an application for an order or a registration covered by this Section 1.3 contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein, in light of the circumstances in which they are made, not misleading, or that otherwise requires an amendment or supplement to the Circular or such application or registration. In any such event, (i) the Company shall, to the extent required by Law, seek an appropriate amendment to the Interim Order, and (ii) Parent and the Company shall cooperate in the preparation of a supplement or amendment to the Circular or to such other document, as required, and if required, the Company shall cause the same to be distributed to the Company Common Shareholders entitled to vote at the Company Meeting and the Company shall cause the same to be filed with the relevant securities regulatory authorities.

                (c)   Within five (5) Business Days after the Effective Time, Parent shall file a registration statement on Form S-8 (the "S-8 Registration Statement") with the SEC to register the Parent Common Stock to be issued from time to time after the Effective Time upon delivery of Parent Common Stock underlying Company RSUs assumed by Parent or upon exercise of options issued in exchange for Company Options pursuant to the terms of this Agreement and the Plan of Arrangement. Parent shall use reasonable efforts to maintain the effectiveness of the S-8 Registration Statement for so long as options issued in exchange for Company Options or any Company RSUs remain outstanding.

                (d)   Parent and the Company shall take any action required to be taken under any applicable federal, provincial, territorial or state securities Laws (including "blue sky" Laws) in connection with the issuance of Parent Common Stock and the Arrangement; provided, however, that neither Parent nor the Company shall be required by reason of the foregoing to register or qualify as a foreign corporation or reporting issuer in any jurisdiction where either Parent or the Company is not now so registered or qualified.

         1.4    Dissenting Shareholders.  The Company shall give Parent (a) prompt notice of any written notice exercising Dissent Rights, withdrawals of the exercise of such rights and any other instruments given pursuant to the CBCA and received by the Company in connection with the Arrangement or the Company Meeting and (b) the opportunity to participate in all negotiations and proceedings with respect to the exercise of such Dissent Rights to the extent that the Company is proposing to make any payments to such Company Common Shareholders. Without the prior written consent of Parent, except as required by applicable Law, the Company shall not make any payment prior to the Effective Time with respect to any such rights or offer to settle or settle any such rights.

         1.5    Effects of the Arrangement on Company Shares, Company Options, Company RSUs, Company DSUs and Company SARs. Each Company Share, Company Option, Company RSU, Company DSU and Company SAR will be dealt with as provided in the Plan of Arrangement.

         1.6    Canadian Securities Exemption Orders.  Parent shall use reasonable efforts to obtain all orders required from the applicable Canadian securities regulatory authorities to permit the issuance and first resale of Parent Common Stock issued pursuant to the Arrangement without qualification with or approval of or the filing of any prospectus, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from any Governmental Entity under any Canadian federal, provincial or territorial securities or other Laws or pursuant to the rules and regulations of any Governmental Entity administering such Laws or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such first resales, any restrictions or transfer by reason of, among other things, a holder being a "control person" of Parent for purposes of Canadian federal, provincial or territorial securities Laws).

         1.7    Closing.  The closing of the Arrangement and the other transactions contemplated hereby (the "Closing") shall take place (i) at the offices of Latham & Watkins LLP, 140 Scott Drive, Menlo Park, California 94025, on the second Business Day after which the last to be fulfilled or waived of the conditions set forth in Article IV (other than those conditions that by their nature are to be satisfied at the Closing, but subject to fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement or (ii) at such other place and time and/or on such other date as the Company and Parent may agree in writing (the "Closing Date").

ARTICLE II.
REPRESENTATIONS AND WARRANTIES

         2.1    Representations and Warranties of the Company.  Except (x) as set forth in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to the date hereof (the "Company Disclosure Letter") or in any other section or subsection thereof where the relevance of the information in such other section or subsection is readily apparent on its face or (y) as set forth in the body of the Company Reports that are publicly available in electronic form on the SEC's website and filed with the SEC prior to the date hereof, the Company hereby represents and warrants to Parent that:

                (a)    Organization, Good Standing and Qualification.  Each of the Company and its Subsidiaries is a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (if applicable in such jurisdiction) and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction (if applicable in such jurisdiction) where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to have such power or authority when taken together with all other such failures, could not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement. The Company has made available to Parent a complete and correct copy of the certificate and articles of continuance, articles of incorporation, by-laws or equivalent organizational documents and all amendments thereto (the "Organizational Documents") of the Company and its Subsidiaries, each as amended to the date hereof. The Company's and its Subsidiaries' Organizational Documents so made available are in full force and effect. Section 2.1(a) of the Company Disclosure Letter contains a correct and complete list of each jurisdiction where the Company and each of its Subsidiaries is organized and qualified to do business.

                (b)    Capital Structure.  (i) The authorized share capital of the Company consists of (A) an unlimited number of Company Common Shares and (B) an unlimited number of preference shares, issuable in series ("Company Preferred Shares").

                         (ii)  As of the close of business on July 11, 2006, 253,767,318 Company Common Shares were issued and outstanding, all of which have been duly authorized and are validly issued, fully paid and nonassessable. As of the date hereof, no Company Preferred Shares were issued or outstanding.

                        (iii)  The Company has delivered to Parent correct and complete lists, as of April 10, 2006, of the outstanding options to purchase Company Common Shares (collectively, the "Company Options"), the outstanding stock appreciation rights granted in connection with Company Options (collectively, the "Company SARs"), the outstanding restricted stock units with respect to Company Common Shares (collectively, the "Company RSUs"), the Company Common Shares subject to restrictions on transfer or forfeiture or repurchase (collectively, the "Company Restricted Shares"), and each deferred share unit with respect to the Company Common Shares (collectively, the "Company DSUs", and, collectively with the Company Options, Company SARs, Company RSUs and Company Restricted Shares, the "Company Equity Awards") granted under the ATI Technologies Inc. Restricted Share Unit Plans for U.S. Directors and Employees, as amended and restated effective January 31, 2005, the ATI Technologies Inc. Restricted Share Unit Plans for Canadian Directors and Employees, as amended and restated effective January 31, 2005, the ATI Technologies Inc. Restricted Share Unit Plan for Global Directors and Employees, as amended and restated effective January 31, 2005, the ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005, the ArtX, Inc. 1997 Equity Incentive Plan and the ATI Technologies Inc. Deferred Share Unit Plan for Directors (collectively, the "Company Stock Plans"), which list shall include, separately for each Company Stock Plan and for each type of Company Equity Award, the exercise or purchase price, the aggregate number of Company Common Shares subject to vested Company Equity Awards at such exercise or purchase price and the aggregate number of Company Common Shares subject to unvested Company Equity Awards at such exercise or purchase price. Between April 10, 2006 and the date hereof, the Company has not granted any Company Equity Awards.

                        (iv)  Each of the outstanding shares of share capital or other securities of each of the Company's Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by the Company or a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, pledge, security interest, claim or other encumbrance.

                         (v)  Except for outstanding rights under the Company Equity Awards and except as may be permitted to be issued, delivered or sold after the date hereof in accordance with Section 3.1(a), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Subsidiaries to issue or sell any shares of share capital or other securities of the Company or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

Except for outstanding rights under the Company Equity Awards, there are no outstanding contractual rights to which the Company or any of its Subsidiaries is a party, the value of which is based on the value of the Company Common Shares.

                        (vi)  The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Company Common Shareholders on any matter ("Company Voting Debt").

                       (vii)  Except with respect to (a) the securities of non-Affiliates held for investment purposes which do not constitute more than a 1% interest in any such non-Affiliate or (b) the share capital of, or voting securities or equity interests in, its Subsidiaries, neither the Company nor any of its Subsidiaries owns, directly or indirectly, any capital stock of, or other voting securities or equity interests in, any corporation, partnership, joint venture, association or other entity.

                      (viii)  No holders of securities issued by the Company or any of its Subsidiaries have any right to compel the Company or any of its Subsidiaries to register or otherwise qualify such securities for public sale in Canada or the United States.

                (c)    Corporate Authority and Approval.  (i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and, subject only to approval by the Company Common Shareholders of the Arrangement in accordance with the terms of the Interim Order (the "Company Requisite Vote") and, with respect to the Circular and the matters relating thereto, the approval of the Board of Directors of the Company, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement and the Arrangement. Assuming this Agreement has been duly authorized, executed and delivered by Parent and Parent SubCo, this Agreement is a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, except to the extent enforceability may be subject to (A) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors' rights generally and (B) general equitable principles (whether considered in a proceeding in equity or at law).

                         (ii)  The Board of Directors of the Company has: (A) determined unanimously that the transactions contemplated by this Agreement and the Arrangement are fair to the Company Common Shareholders and the holders of Company Options and Company RSUs and in the best interests of the Company; and (B) determined to recommend that the Company Common Shareholders vote in favor of the Arrangement.

                (d)    Governmental Filings; No Violations.

                          (i)  Other than the filings, notices, approvals and/or exemption orders (A) under the CBCA, (B) under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (C) under the Securities Laws, (D) to comply with U.S. state securities or "blue sky" Laws or Canadian provincial or territorial securities laws, (E) required to be made with the NASDAQ Stock Market ("NASDAQ") and the Toronto Stock Exchange ("TSX"), (F) under the Investment Canada Act and the Competition Act (Canada) (the "Competition Act"), and (G) under the antitrust and/or notification laws of any other jurisdiction, where required, and other than the Interim Order and the Final Order, no notices, reports or other filings are required to be made by the Company or any of its Subsidiaries with, and no consents, registrations, approvals, permits or authorizations are required to be obtained by the Company or any of its Subsidiaries from, any governmental or regulatory authority, agency, commission, body or other governmental entity ("Governmental Entity"), in connection with the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement and the Arrangement, except where the failure to make any such notice, report or filing or obtain any such consent, registration, approval, permit or authorization, individually or in the aggregate, could not be reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement.

                         (ii)  The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated by this Agreement and the Arrangement will not, constitute or result in (A) a breach or violation of, or a default under, the Organizational Documents of the

Company or any of its Subsidiaries, (B) a breach or violation of, or a default under, the acceleration of any obligations or the creation of a termination right of any other contracting party, or of a mortgage, lien, pledge, charge, security interest, claim, easement, burden, title defect, encroachment, covenant, any matter of record or any other similar restriction or other encumbrance ("Lien") on the assets of the Company or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation ("Contract") binding upon the Company or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which the Company or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B), or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement.

                (e)    Company Reports; Financial Statements.  (i) Since September 1, 2002, the Company has filed with or furnished to the Canadian Securities Regulatory Authorities, TSX and SEC the forms, reports and documents, including financial statements, annual information forms, material change reports and management proxy circulars required to be filed or furnished by the Company under applicable Securities Laws (collectively, including any other reports filed with or furnished to the Canadian Securities Regulatory Authorities, the TSX and SEC subsequent to the date hereof, the "Company Reports"). The Company Reports are publicly and freely available on either www.sedar.com or the SEC's website. The Company Reports, at the time filed or furnished (or, if amended or superseded by a filing prior to the date hereof, as of the date of such filing), complied, and each such Company Report filed or furnished subsequent to the date hereof will comply, in all material respects with the requirements of applicable Securities Laws and did not, and will not, at the time furnished or filed contain any misrepresentation (as defined in the Securities Laws, as applicable) or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not filed any confidential material change report with the Canadian Securities Regulatory Authorities or any other securities authority or regulator or any stock exchange or other self-regulatory authority which as of the date hereof remains confidential. None of the Company's Subsidiaries is required to file any reports or other documents with any of the Canadian Securities Regulatory Authorities, TSX or SEC. The Company is a "foreign private issuer" as defined in Rule 3b-4 under the Exchange Act.

                         (ii)  The annual audited consolidated financial statements and the quarterly unaudited consolidated financial statements, including in each case, any related notes thereto, contained in the Company Reports (the "Company Financial Statements") complied as to form in all material respects with the published rules and regulations of the Canadian Securities Regulatory Authorities, TSX, SEC and NASDAQ with respect thereto as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such filing), and have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto). The Company Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its Subsidiaries as of the dates and for the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments that are not expected to be material in amount and the absence of notes thereto) on a consolidated basis.

                        (iii)  The Company (A) makes and keeps books, records and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; and (B) devises and maintains a system of internal accounting controls sufficient to provide reasonable assurances that (I) transactions are executed in accordance with management's general or specific authorization; (II) transactions are recorded as necessary (x) to permit preparation of consolidated financial statements in conformity with Canadian GAAP or any other criteria applicable to such statements, and (y) to maintain accountability for assets; (III) access to assets is permitted only in accordance with management's general or specific authorization; and (IV) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has (A) established and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e)

under the Exchange Act) to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company's principal executive officer and principal financial officer by others within those entities. The Company has disclosed in its annual report on Form 40-F for the fiscal year ended August 31, 2005 any change in the Company's internal control over financial reporting that occurred during the fiscal year ended August 31, 2005 that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting for the fiscal year ended August 31, 2005. The Company's principal executive officer and principal financial officer have disclosed, based on their evaluation of internal control over financial reporting for the fiscal year ended August 31, 2005, to the Company's auditors and the audit committee of the Company's board of directors: (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which were reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and (B) any fraud, whether or not material, that involved management or other employees who had a significant role in the Company's internal control over financial reporting. The Company is developing and executing, and throughout the period between signing and Closing will continue to develop and execute, processes, policies and procedures to comply with the requirements of Section 404 under the Sarbanes-Oxley Act and related rules and regulations thereunder ("Section 404") as of the date by which it is required to comply. The Company has no reason to believe that (i) it will not be able to comply with Section 404 as of such date or (ii) that there will be any material weaknesses disclosed in the report of management on the Company's internal control over financial reporting or the related attestation report of the Company's independent registered public accounting firm to be included in the Company's annual report on Form 40-F for the fiscal year ended August 31, 2006, filed with the SEC. As of the date hereof, to the Company's knowledge there are no significant deficiencies (as defined by the Public Company Accounting Oversight Board) in the Company's internal control over financial reporting.

                        (iv)  The Company is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act of 2002 and (B) applicable listing and corporate governance rules and regulations of the TSX and NASDAQ.

                (f)    Absence of Certain Changes.  Except as disclosed in the Company Reports prior to the date hereof, since August 31, 2005 (the "Company Audit Date"), the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been:

                          (i)  any change in the financial condition, business, operations, results of operations, properties, assets or liabilities of the Company and its Subsidiaries or any development or combination of developments that, individually or in the aggregate, has had or could reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement;

                         (ii)  any material damage, destruction or other casualty loss with respect to any material asset or material property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance;

                        (iii)  any (A) declaration, setting aside or payment of any dividends on, or any other distributions (whether in cash, stock or property) in respect of its share capital, (B) split, combination or reclassification of share capital or issuance or authorization of the issuance of any other securities in respect of, in lieu of or in substitution for shares of its share capital or (C) purchase, redemption or other acquisition of any shares of share capital of the Company or its Subsidiaries or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of share capital or other securities required under the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of its Subsidiaries and any director, officer, employee or consultant of the Company or any of its Subsidiaries (complete and accurate copies of which have been heretofore delivered to Parent);

                        (iv)  any amendment of any material term of any outstanding security of the Company or any of its Subsidiaries other than as contemplated by the Arrangement;

                         (v)  any incurrence, assumption or guarantee by the Company or any of its Subsidiaries of any indebtedness for borrowed money other than in the ordinary and usual course of business;

                        (vi)  any creation or other incurrence by the Company or any of its Subsidiaries of any Lien on any material asset other than in the ordinary and usual course of business;

                       (vii)  any making of any loan, advance or capital contributions to or investment in any Person other than loans in the ordinary and usual course of business consistent with past practice and advances or capital contributions to or investments in its wholly owned Subsidiaries in the ordinary and usual course of business;

                      (viii)  any transaction or commitment made, or any Contract entered into, by the Company or any of its Subsidiaries relating to the acquisition, disposition or license of any material assets or relinquishment by the Company or any of its Subsidiaries of any Contract or other right, in either case, material to the Company and its Subsidiaries, taken as whole, other than transactions and commitments in the ordinary and usual course of business and those contemplated by this Agreement and the Arrangement;

                        (ix)  any change by the Company in accounting methods, principles or practices, except for any such change required by reason of a change in Canadian GAAP; or

                         (x)  any (A) adoption, entering into, termination or amendment of any collective bargaining agreement or any Employee Plan, (B) increase in any manner in the compensation, bonus or fringe or other benefits of, or payment of any bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant, (C) payment of any benefit or amount not required under any Employee Plan, (D) grant or payment of any severance or termination pay or increase in any manner of the severance or termination pay of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (E) grant of any awards under any bonus, incentive, performance or other compensation plan or arrangement, or any Employee Plan (including the grant of any Company Equity Award, "phantom" stock, "phantom" stock rights, stock based or stock related awards, performance units or the removal of existing restrictions in any Employee Plan or awards made thereunder), (F) amendment or modification of any Company Equity Award, (G) any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, Contract or arrangement or Employee Plan, (H) any action to accelerate the vesting or payment of any compensation or benefit under any Employee Plan or (I) material change to any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan or change to the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined, other than, in the case of clauses (B), (C), (D) and (E), increases, grants or payments to non-director and nonexecutive officers in the ordinary and usual course of business.

                (g)    No Undisclosed Material Liabilities.  There are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and to the knowledge of the Company there is no existing condition, situation or set of circumstances that could reasonably be expected to result in such a liability or obligation other than:

                          (i)  liabilities or obligations disclosed and provided for in the Company Reports prior to the date hereof;

                         (ii)  liabilities or obligations incurred in the ordinary and usual course of business since the Company Audit Date; or

                        (iii)  liabilities or obligations that could not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

                (h)    Company Material Contracts.  As of the date hereof, except for this Agreement or the Confidentiality Agreement, neither the Company nor any Subsidiary is a party to or bound by:

                          (i)  any lease (whether of real or personal property) (A) providing for annual rentals of $500,000 or more, or (B) involving real property that is greater than 35,000 square feet in size;

                         (ii)  any Contract (other than standard purchase orders which can be cancelled on not more than 60 days notice without payment of any penalty) for the purchase of materials, supplies, goods, services, equipment or other assets, or pursuant to which a Person fabricates, manufactures, assembles, tests or packages any of the Company's or its Subsidiaries products or components of products, for which the Company and its Subsidiaries paid greater than $5,000,000 in the aggregate in fiscal 2005, or reasonably anticipate will pay greater than $5,000,000 in the aggregate in fiscal 2006;

                        (iii)  any OEM, sales, distribution or other similar Contract under which the Company and its Subsidiaries received revenue of greater than $10,000,000 in the aggregate in fiscal 2005 or reasonably expect to receive revenue of greater than $10,000,000 in the aggregate in fiscal 2006;

                        (iv)  any partnership, joint venture or other similar Contract pursuant to which the Company or any of its Subsidiaries has an investment of greater than $2,500,000 or that is otherwise material to the Company;

                         (v)  any Contract relating to the acquisition or disposition of any business or of any assets by the Company or any of its Subsidiaries outside of the ordinary and usual course of business with a value of greater than $5,000,000 (in each case, whether by merger, sale of stock, sale of assets or otherwise);

                        (vi)  any Contract relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such Contract with an aggregate outstanding principal amount not exceeding $2,500,000 and which may be prepaid on not more than 30 days' notice without the payment of any penalty;

                       (vii)  any license (whether in-license or out-license) that either (A) involved annual payments in fiscal 2005 in excess of $5,000,000 or would reasonably be expected to result in annual payments in fiscal 2006 in excess of $5,000,000, or (B) is material to the Company;

                      (viii)  any material agency, dealer, sales representative, marketing or other similar Contract;

                        (ix)  any Contract with (A) any Person directly or indirectly owning, controlling or holding with power to vote, 5% or more of the outstanding voting securities of the Company, its Subsidiaries or any of their Affiliates, or (B) any director or officer of the Company, its Subsidiaries or any of their Affiliates or any "associates" or members of the "immediate family" (as such terms are respectively defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act) of any such director or officer;

                         (x)  any Contract that: (A) contains noncompetition restrictions, including any covenants limiting or purporting to limit the freedom of the Company or any Subsidiary to compete in any material line of business or with any Person or in any area or which would limit the freedom of the Company or any Subsidiary to compete in any material line of business after the Effective Time, (B) grants any exclusive license or exclusive supply or distribution rights for a material product or territory, or (C) grants from the Company or any of its Subsidiaries any "most favored nation" or similar preferred pricing rights to any of the customers of the Company and its Subsidiaries listed in Section 2.1(r) of the Company Disclosure Letter;

                        (xi)  any Contract in which the Company or any Subsidiary grants rights of first refusal, rights of first negotiation or similar rights with respect to any material product, service or Intellectual Property Right;

                       (xii)  any Contract under which the Company or any of its Subsidiaries has obligations to develop or market any products, Technology or Intellectual Property Rights for or jointly with other Persons that is material to the Company or any of its Subsidiaries, taken as a whole, as well as any Contract by which a Person is developing or marketing any products, Technology or Intellectual Property Rights for the Company or its Subsidiaries that is material;

                      (xiii)  any Contract under which the Company or any of its Subsidiaries agrees (A) to indemnify or guaranty the obligations of any party, other than commercial agreements entered into in the ordinary and usual course of business, or (B) to share a Tax liability of any party;

                      (xiv)  any Contract, any of the benefits to any party of which, in accordance with its terms, will be increased, or the vesting of the benefits to any party of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits to any party of which will be calculated on the basis of any of the transactions contemplated by this Agreement; or

                       (xv)  any other Contract that is material to the Company and the Subsidiaries, taken as a whole.

Each Contract to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound of the type and materiality listed in Section 2.1(h) of the Company Disclosure Letter, whether or not set forth in Section 2.1(h) of the Company Disclosure Letter, is referred to herein as a "Company Material Contract." The Company has made available to Parent true and complete copies of all Company Material Contracts as of the date hereof. Each Company Material Contract is valid and binding according to its terms on the Company and each of its Subsidiaries party thereto and, to the Company's knowledge, each other party thereto, and is in full force and effect. To the knowledge of the Company, no other party to any Company Material Contract intends to terminate, not renew or challenge the validity or enforceability of any Company Material Contract, except for such terminations, non-renewals or challenges as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries, and, to the knowledge of the Company, no other party thereto, is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Company Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

                (i)    Litigation.  Except as disclosed in the Company Reports prior to the date hereof, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries that could result in any claims against, or obligations or liabilities of, the Company or any of its Subsidiaries, except for those that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement.

                (j)    Employee Benefits.

                          (i)  The Company has delivered to Parent accurate and complete copies (or accurate and complete descriptions thereof if unwritten) of currently in force material employment, bonus, pension, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock appreciation, restricted stock, stock option, "phantom" stock, performance, retirement, thrift, savings, stock bonus, paid time off, perquisite, fringe benefit, vacation, severance or termination pay, disability, death benefit, hospitalization, medical, dental, life or other insurance (whether insured or self-insured), welfare benefit, employee loan, employee assistance, supplementary unemployment benefit or other material plan, program, policy, arrangement or understanding (whether or not legally binding) maintained, contributed to or required to be maintained or contributed to by the Company or any of its Subsidiaries or any other Person that together with the Company, is treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA") but excluding the Canada Pension Plan, the Quebec Pension Plan, any health or drug plan established and administered by a Province and workers' compensation insurance provided by federal or provincial legislation or a comparable program, regardless of whether the Code or ERISA are applicable to such Person (each, a "Commonly Controlled Entity"), in each case providing benefits to any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries and all amendments and supplements thereto (collectively, the "Employee Plans") together with, as applicable, accurate and complete copies of all funding agreements and any Contracts relating to such Employee Plans (including service provider agreements, insurance contracts, minimum premium contracts, stop-loss agreements, investment management agreements, subscription and participation agreements and recordkeeping agreements), all summary descriptions of the Employee Plans provided to past or present participants therein, the two most recent actuarial reports, any annual information returns required to be filed under applicable Law, the financial statements, if any, and evidence of any registration in respect thereof. Section 2.1(j)(i) of the Company Disclosure Letter contains a complete and accurate list of each Employee Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA regardless of whether ERISA is applicable thereto) (sometimes referred to herein as a "Company Pension Plan"), each Employee Plan that is an "employee welfare benefit plan" (as defined in Section 3(1) of ERISA regardless of whether ERISA is applicable thereto) and all other Employee Plans. Section 2.1(j)(i) of the Company Disclosure Letter also identifies each applicable Law pursuant to which any of the Company or its Affiliates is required to establish any reserve or make any contribution for the benefit of any current or former employee located in any jurisdiction.

                         (ii)  No condition or circumstance since the date of the documents provided in accordance with Section 2.1(j)(i) above would materially affect the information contained therein and, in particular, and without limiting the generality of the foregoing, no promises or commitments have been made by the Company or its Subsidiaries and no plans exist to materially amend any Employee Plan or to provide increased benefits thereunder to any employee, except as required by applicable Law.

                        (iii)  All of the Employee Plans are, and have been since their establishment, duly registered where required by Law (including registration with the relevant tax authorities where such registration is required to qualify for tax exemption or other beneficial tax status) and are in good standing under, and in material compliance with ERISA, the Code, all other applicable Laws, administrative guidance issued by regulatory authorities, and the terms of all collective bargaining agreements.

                        (iv)  None of the Company or its Subsidiaries has ever sponsored, maintained, contributed to or has been required to contribute to a pension plan registered under the Income Tax Act (Canada). All Company Pension Plans intended to be tax-qualified in the United States have received favorable determination letters from the United States Internal Revenue Service (the "IRS") with respect to "TRA" (as defined in Section 1 of United States Internal Revenue Procedure 93-39), and have timely filed with the IRS determination letter applications with respect to "GUST" (as defined in Section 1 of United States Internal Revenue Notice 2001-42), to effect that such Company Pension Plans are qualified and exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, no such determination letter has been revoked (or has revocation been threatened) and no event has occurred since the date of the most recent determination letter or application therefore relating to any such Company Pension Plan that would reasonably be expected to adversely affect the qualification of such Company Pension Plan or materially increase the costs relating thereto or require security under Section 307 of ERISA. In addition, all Company Pension Plans have been amended to comply with the requirements of the Economic Growth and Tax Relief Reconciliation Act of 2001. All Company Pension Plans required to have been approved by any regulatory authority have been so approved, no such approval has been revoked (or has revocation been threatened) and no event has occurred since the date of the most recent approval or application therefore relating to any such Company Pension Plan that would reasonably be expected to materially affect any such approval relating thereto or materially increase the costs relating thereto.

                         (v)  None of the Company, its Subsidiaries or any Commonly Controlled Entity has (A) maintained, contributed to or been required to contribute to any Employee Plan that is subject to Title IV of ERISA or Section 412 of the Code or (B) has any unsatisfied liability under Title IV of ERISA or Section 412 of the Code. Neither any Company Pension Plan nor any single-employer plan of any Commonly Controlled Entity has an "accumulated funding deficiency" (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived.

                        (vi)  All Employee Plans have been materially administered in accordance with their terms, there are no outstanding defaults or violations by any of the Company or its Subsidiaries of any obligation required to be performed by it in connection with any Employee Plan and no order has been made or notice given pursuant to any Laws requiring (or proposing to require) any of the Company or its Subsidiaries to take (or refrain from taking) any action in respect of any Employee Plan.

                       (vii)  All returns, filings, reports and disclosures relating to the Employee Plans required to be filed or distributed, pursuant to the terms of the Employee Plans, Laws or any regulatory authority, have been filed or distributed in accordance with all requirements, all filing fees and levies imposed on the Employee Plans by regulatory authorities or Laws have been made on a timely basis and the funds of the Employee Plans are not exposed to any late filing fees that have not been remitted.

                      (viii)  There are no actions, suits, claims, trials, demands, investigations, arbitrations or other proceedings pending or, to the knowledge of the Company, threatened with respect to the Employee Plans against any of the Company or its Subsidiaries, the funding agent, the insurers or the fund of such Employee Plans, other than claims for benefits in the ordinary course.

                        (ix)  To the knowledge of the Company, no event has occurred and no condition or circumstance exists that has resulted or, could result in any Employee Plan being ordered or required to be terminated or wound-up in whole or in part or having its registration under any Laws being refused or revoked or being placed under the administration of any trustee or receiver or any regulatory authority or being required to pay any material taxes or penalties under any Laws.

                         (x)  No event has occurred and there has been no failure to act on the part of any of the Company or its Subsidiaries or any administrator of any of the Employee Plans that could subject any of the Company or its Subsidiaries to the imposition of any tax, penalty or other disability with respect to any Employee Plans, whether by way of indemnity or otherwise. With respect to each Employee Plan, (A) there has not occurred any prohibited transaction (within the meaning of Section 406 of ERISA or Section 4975 of the Code) in which the Company or any of its Subsidiaries or any of their respective employees or any trustee, administrator or other fiduciary of such Employee Plan, or any agent of the foregoing that would subject the Company or any of its Subsidiaries or, to the knowledge of the Company, any of their respective employees, or a trustee, administrator or other fiduciary of any trust created under any Employee Plan, to the tax or penalty on prohibited transactions imposed by Section 4975 of the Code or the sanctions imposed under Title I of ERISA and (B) neither the Company nor any of its Subsidiaries nor, to the knowledge of the Company, any trustee, administrator or other fiduciary of any Employee Plan nor any agent of the forgoing, has engaged in any transaction or acted in a manner, or failed to act in a manner that would subject the Company or its Subsidiaries or, any trustee, administrator or other fiduciary, to any material liability for breach of fiduciary duty under ERISA or any other applicable Law. No Employee Plan or related trust has been terminated, nor, to the knowledge of the Company, has there been any "reportable event" (as that term is defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived with respect to any Employee Plan during the last five years, and no notice of a reportable event will be required to be filed in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement.

                        (xi)  None of the Employee Plans is a "multiemployer plan" (as defined in Section 3(37) regardless of ERISA's applicability thereto) or a multi-employer benefit plan.

                       (xii)  Section 2.1(j)(xii) of the Company Disclosure Letter discloses whether each Employee Plan that is an "employee welfare benefit plan" (as defined in Section 3(1) of ERISA (regardless of the applicability of ERISA to such Employee Plan)) is (A) unfunded or self-insured, (B) funded through a "welfare benefit fund," as such term is defined in Section 410(e) of the Code (regardless of whether the Code is applicable thereto), or other funding mechanism or (C) insured. Each such employee welfare benefit plan may be amended or terminated (including with respect to benefits provided to retirees and other former employees) without material liability (other than benefits then payable under such plan without regard to such amendment or termination) to the Company or any of its Subsidiaries at any time after the Effective Time. Each of the Company and its Subsidiaries complies with the applicable requirements of Section 4980B(f) of the Code or any similar applicable Law with respect to each applicable Employee Plan. No Employee Plan provides death, medical or health benefits (whether or not insured) with respect to any current or former employee or director of any of the Company or its Subsidiaries after any termination of service of such employee or director (other than for continuation coverage required under Section 4980B(f) or similar applicable Law).

                      (xiii)  None of the Employee Plans require or permit a retroactive increase in premiums or payments, and the level of insurance reserves, if any, under any self-insured Employee Plan is reasonable and sufficient to provide for all incurred but unreported claims. All employer and employee obligations in respect of the Employee Plans, including payments, contributions and premiums required under applicable Laws and their terms have been satisfied. Neither the execution, delivery or performance of this Agreement, the consummation of the Arrangement or any of the other transactions contemplated by this Agreement, will result in any bonus, golden parachute, severance or other payment or obligation to any current or former employee or director of any of the Company or its Subsidiaries (whether or not under any Employee Plan), or materially increase the benefits payable or provided under any Employee Plan, or result in any acceleration of the time of payment or vesting of any such benefits. The Company has delivered and disclosed to Parent any and all copies (or accurate and complete descriptions thereof if unwritten) of Employee Plans, together with, as applicable, accurate and complete copies of any and all Contracts, for Parent to make a good faith estimate of the total amount of all payments and the fair market value of all non-cash benefits that may become payable or provided to any director, officer, employee or consultant of the Company or any of its Subsidiaries under the Employee Plans (assuming for such purpose that such individual's employment were terminated immediately following the Effective Time).

                      (xiv)  The Company has delivered to Parent (A) correct and accurate summaries, as of the date of this Agreement, including, separately by country, the number of employees and contractors of each of the Company and its Subsidiaries, the aggregate annual salary, wages and fees paid to such employees, the aggregate annual amount of all other compensation payable to such employees or contractors (including compensation payable pursuant to bonus, deferred compensation or commission arrangements) and the average length of service for such employees or contractors; (B) a list, as of the date of this Agreement, of each of the officers of each of the Company and its Subsidiaries that correctly reflects, in all material respects, such officer's base salary, any other compensation payable to such officer (including, without limitation, compensation payable pursuant to bonus, deferred compensation or commission arrangements), such officer's date of employment, such officer's position and such officer's country of residence and principal employment; and (C) a list of each outstanding Company Equity Award granted to any officer of the Company or its Subsidiaries, including the holder, the date of grant, the type of Company Equity Award, the exercise or purchase price, the number of Company Common Shares subject to vested Company Equity Awards, the number of Company Common Shares subject to unvested Company Equity Awards and the Company Stock Plan pursuant to which such Company Equity Award was granted. Neither the Company nor any of its Subsidiaries has any liability, whether absolute or contingent, including any obligations under any Employee Plans, with respect to any misclassification of a Person performing services for the Company or any of its Subsidiaries as an independent contractor rather than as an employee.

                       (xv)  There are no agreements for the payment of any pension, bonus, share of profits, retirement allowance, insurance, hospitalization or other benefits for any of the employees of the Company or its Subsidiaries except as set out in Section 2.1(j)(xv) of the Company Disclosure Letter.

                      (xvi)  No deduction by the Company or any of its Subsidiaries in respect of any "applicable employee remuneration" (within the meaning of Section 162(m) of the Code) has been disallowed or is subject to disallowance by reason of Section 162(m) of the Code or is an "excess parachute payment" pursuant to Section 280G of the Code.

                     (xvii)  All amounts owing in respect of employee payroll withholding obligations, remittances, premiums, contributions and assessments under provincial or federal statutes or employee benefit plans have been fully accrued in the books and records of the Company and its Subsidiaries and wages, vacation pay, holiday pay and employee benefits of the employees of the Company and its Subsidiaries have been fully accrued in the Company's books and records and reflected as such in the Company's financial statements.

                    (xviii)  No payment pursuant to any Employee Plans or other arrangement to any "service provider" (as such term is defined in Section 409A of the Code and the United States Treasury Regulations and IRS guidance thereunder), including the grant, vesting, modification or exercise of any Company Equity Award, would subject any Person to tax pursuant to Section 409A(1) of the Code, whether pursuant to the consummation of the Arrangement, any other transactions contemplated by this Agreement or otherwise.

                      (xix)  All Company Equity Awards have been appropriately authorized by the Board of Directors or a duly authorized committee thereof, including approval of the exercise or purchase price or the methodology for determining the exercise or purchase price and the substantive terms of the Company Equity Awards. All Company Options granted to employees in the United States reflect the fair market value of the Company's Common Shares as determined under Section 409A of the Code on the date the option was granted (within the meaning of United States Treasury Regulation §1.421-1(c)). No Company Equity Awards have been retroactively granted, or the exercise or purchase price of any Company Equity Award determined retroactively.

                       (xx)  The Company has registered all Company Equity Awards, whether or not currently outstanding, pursuant to one or more S-8 Registration Statements that the Company is required to register under applicable Law, and the Company has maintained the effectiveness of such S-8 Registration Statements.

                (k)    Compliance with Laws; Permits.  Except as disclosed in the Company Reports, the businesses of each of the Company and its Subsidiaries are not being conducted in violation of any federal, state, local or non-Canadian law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, "Laws"), except for any violation that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement. Except as disclosed in the Company Reports and except for any investigation or review that, individually or in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, nor has any Governmental Entity indicated an intention to the Company or any of its Subsidiaries to conduct the same. No material change is required in the Company's or any of its Subsidiaries' processes, properties or procedures in connection with any Law, and the Company has not received any notice or communication of any material noncompliance with any Law that has not been cured as of the date hereof. The Company and its Subsidiaries each has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals (the "Company Permits") necessary to conduct its business in all material respects as presently conducted. The Company and its Subsidiaries each is in compliance in all material respects with the terms of the Company Permits.

                (l)    Environmental Matters.  Except as disclosed in the Company Reports prior to the date hereof: (i) the Company and its Subsidiaries have complied in all material respects at all times with all applicable Environmental Laws except for any such noncompliance that has been resolved; (ii) no property currently owned or operated by the Company or any of its Subsidiaries (including soils, groundwater, surface water, buildings or other structures) is contaminated with any Hazardous Substance which requires material remediation pursuant to any Environmental Law; (iii) no property formerly owned or operated by the Company or any of its Subsidiaries was contaminated with any Hazardous Substance during such period of ownership or operation which contamination requires material remediation pursuant to any Environmental Law; (iv) neither the Company nor any of its Subsidiaries has received any written notice alleging that it is liable for the investigation or remediation of any Hazardous Substances disposed on any third party property, except with respect to any notice the subject matter of which has been resolved; (v) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries may be in violation of, or subject to, liability under any Environmental Law, except with respect to any notice, demand letter, claim or request the subject matter of which has been resolved; (vi) neither the Company nor any of its Subsidiaries is subject to any order, decree, injunction, indemnity or other agreement with any Governmental Entity or third party relating to liability under any Environmental Law, except for any such order, decree, injunction, indemnity or agreement that has expired or been nullified or is otherwise no longer in effect; (vii) to the Company's knowledge, there are no other circumstances or conditions involving the Company or any of its Subsidiaries that could reasonably be expected to result in any material claim, liability, investigation or cost pursuant to any Environmental Law; (viii) the Company has made available to Parent copies of all material environmental reports, studies, assessments, sampling data and other environmental documents in its possession or reasonably available to the Company relating to the Company or its Subsidiaries or their respective current and former properties or operations; and (ix) the Company and its Subsidiaries each possess and are in compliance in all material respects with all material permits, licenses or other authorizations required under any applicable Environmental Law.

                (m)    Taxes.

                          (i)  (a) The Company and its Subsidiaries have timely filed or caused to be filed (taking into account any extension of time to file granted or obtained) all material Tax Returns required to be filed by them, and any such Tax Returns are true, correct and complete in all material respects, (b) the Company and its Subsidiaries have timely paid all material Taxes due and payable except to the extent that such Taxes are being contested in good faith and for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with Canadian GAAP, (c) without taking into account any transactions contemplated by this Agreement and based upon activities to date, adequate reserves in accordance with Canadian GAAP have been established by the Company and its Subsidiaries for all material Taxes not yet due and payable in respect of taxable periods ending on or before the date hereof and (d) all material amounts of Tax required to be withheld by the Company and its Subsidiaries have been timely withheld and paid over to the appropriate Tax authority in accordance with applicable Laws.

                         (ii)  No deficiency for any amount of Tax has been asserted or assessed by any Tax authority in writing against the Company or any of its Subsidiaries (or, to the knowledge of the Company, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which the Company or the appropriate Subsidiary has set aside adequate reserves in accordance with Canadian GAAP. There are no liens for any Taxes on the assets of the Company or any of its Subsidiaries, other than liens for current Taxes and assessments not yet due.

                        (iii)  There are no pending or, to the knowledge of the Company, threatened Tax audits, examinations, investigations or other proceedings with respect to which the Company or its Subsidiaries has been notified in writing, and neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course). There are no requests for rulings or determinations in respect of any Taxes pending between the Company or any of its Subsidiaries and any Tax authority.

                        (iv)  Neither the Company nor any of its Subsidiaries is a party to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit, other commercial lending agreements, or other transactions entered into in the ordinary course).

                         (v)  Neither the Company nor any of its Subsidiaries is or has been required to make any disclosure to the Internal Revenue Service with respect to a "listed transaction" pursuant to Section 1.6011-4(b)(2) of the United States Treasury Regulations promulgated under the Internal Revenue Code of 1986, as amended (the "Code").

                        (vi)  Neither the Company nor any of its Subsidiaries (a) has been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which was the Company) or (b) has any liability for the Taxes of any Person (other than the Company or any of its Subsidiaries) under United States Treasury Regulation section 1.1502-6 (or any similar provision of Canadian federal or any state, provincial, local or non-United States law), as a transferee, successor, by contract or otherwise.

                       (vii)  Neither the Company nor any of its Subsidiaries has distributed the stock of another company in a transaction that was purported or intended to be governed by Section 355 or Section 361 of the Code.

                      (viii)  Neither the Company nor any of its Subsidiaries incorporated outside of the United States has made an election under Section 897(i) to be treated as a United States corporation for purposes of Sections 897, 1445, and 6039C of the Code.

                        (ix)  Neither the Company nor any of its Subsidiaries incorporated outside of the United States is a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

                         (x)  Neither the Company nor any of its Subsidiaries incorporated outside of the United States is engaged in a United States trade or business, or is treated as being engaged in a United States trade or business, for U.S. federal income tax purposes.

                (n)    Labor Matters.  Neither the Company nor any of its Subsidiaries is a party to or otherwise bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization. No work stoppage, labor strike or slowdown against the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened. Neither the Company nor any of its Subsidiaries is involved in or threatened with any labor dispute or grievance. To the knowledge of the Company, there is no organizing effort or representation question at issue with respect to any employee of the Company or any of its Subsidiaries. No trade or labor union, council of trade unions, employee bargaining agent or affiliated bargaining agent has applied, or to the knowledge of the Company threatened to apply, to have the Company or any of its Subsidiaries declared a common employer pursuant to the Ontario Labour Relations Act, 1995 or to be certified as the bargaining agent of any of the employees. To the knowledge of the Company, (i) none of the Company, any Company Subsidiary or any of their respective employees has committed any unfair labor practices in connection with the operation of the respective businesses of the Company or any Company Subsidiary, and there is no charge, complaint, proceeding, order or assessment against the Company or any Company Subsidiary by the Ontario Labor Relations Board, Ministry of Labour, Workplace Safety and Insurance Board or any comparable state or non-Canadian agency pending or threatened; (ii) each of the Company and each Company Subsidiary is in compliance with all applicable Laws respecting labor, employment, fair employment practices, human rights, employment standards, terms and conditions of employment, workers' compensation, occupational safety, plant closings, and wages and hours; (iii) none of the Company or any Company Subsidiary is liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits premiums, remittances or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice); (iv) each of the Company and each Company Subsidiary has withheld and paid to the appropriate Governmental Entity all amounts required to be withheld from employees of the Company or any Company Subsidiary and neither the Company nor any Company Subsidiary is liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any Laws relating to the employment of labor, including those related to wages, hours, and collective bargaining; (v) there are no controversies pending or threatened, between the Company or any Company Subsidiary and any of their current or former employees, which controversies have or could reasonably be expected to result in an action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or any court of competent jurisdiction; and (vi) no employee of the Company or any Company Subsidiary is in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or any Company Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

                (o)    Insurance.  The Company and its Subsidiaries maintain insurance policies that are customary in scope and amount of coverage to those of similarly situated companies. All of such insurance policies are in full force and effect, and neither the Company nor any of its Subsidiaries is in default in any material respect with respect to their obligations under any of such insurance policies. All premiums or payments payable under all such insurance policies for periods prior to and ending on the date hereof have been duly paid or accrued on the financial statements of the Company included in the Company Reports.

                (p)    Intellectual Property.

                          (i)  General.  Section 2.1(p)(i) of the Company Disclosure Letter sets forth, as of the date indicated, with respect to the Intellectual Property Rights owned by the Company and its Subsidiaries: (A) for each patent and patent application, the patent number or application serial number for each jurisdiction in which the patent or application has been filed, the date filed or issued, and the present status thereof, as maintained in records by the Company or its outside intellectual property counsel; (B) for each registered trademark, trade name or service mark, the application serial number or registration number, for each country, province and state, and the class of goods covered, as maintained in records by the Company or its outside intellectual property counsel; (C) for any URL or domain name, the registration date, any renewal date and name of registry, as maintained in records by the Company or its outside intellectual property counsel; (D) for each registered mask work, the date of first commercial exploitation, the registration number and date of registration, for each by country, province and state, as maintained in records by the Company or its outside intellectual property counsel; and (E) for each registered copyrighted work, the number and date of registration for each by country, province and state in which a copyright application has been registered, as maintained in records by the Company or its outside intellectual property counsel.

                         (ii)  Sufficiency.  To the knowledge of the Company, the Intellectual Property Rights and Technology owned or licensed by the Company and its Subsidiaries constitute all material Intellectual Property Rights and material Technology used in or necessary for the conduct of the Company's and its Subsidiaries' business as presently conducted, including the design, manufacture, license and sale of all products currently under development or in production.

                        (iii)  Royalties and Licenses.  Except pursuant to the licenses or with respect to the subject matter listed in Section 2.1(p)(iii) of the Company Disclosure Letter, to the knowledge of the Company neither the Company nor any Subsidiary is compensating or has any obligation to compensate or account to any Person for the use of any of the Company's or any Subsidiary's Intellectual Property Rights or Technology.

                        (iv)  Ownership.  To the knowledge of the Company, the Company or each Subsidiary (A) owns all right, title and interest in and to the Intellectual Property Rights and Technology purported to be owned by the Company and the Subsidiaries, including the Intellectual Property Rights and Technology listed on Section 2.1(p)(i) of the Company Disclosure Letter, free and clear of any liens, claims or encumbrances other than encumbrances pursuant to contracts listed in Section 2.1(p)(iv)(a) of the Company Disclosure Letter; or (B) has a valid and enforceable right or license to use all other Intellectual Property Rights and Technology used in the conduct of the Company's and its Subsidiaries' business, and, except as disclosed in Section 2.1(p)(iv)(b) of the Company Disclosure Letter, all such licensed Intellectual Property Rights and rights to use Technology will not cease to be valid and enforceable rights of the Company by reason of the execution, delivery and performance of this Agreement, or by any ancillary agreements executed in connection with this Agreement, or the consummation of the transactions contemplated hereby or thereby.

                         (v)  Absence of Claims; Non-infringement.  Except as disclosed in Section 2.1(p)(v)(a) of the Company Disclosure Letter, no proceedings, claims, or actions have been instituted or are pending against the Company or its Subsidiaries, or, to the knowledge of the Company, are threatened, that challenge the right of Company or any Subsidiary with respect to the use or ownership of the Intellectual Property Rights or Technology of the Company and the Subsidiaries. Without limiting the foregoing and except as disclosed in Section 2.1(p)(v)(b) of the Company Disclosure Letter, no interference, opposition, reexamination, or other proceeding initiated by a third party is or has been pending or, to the Company's knowledge, threatened, in which the scope, validity, or enforceability of any of Company's Intellectual Property Rights is being or has been challenged. Except as disclosed in Section 2.1(p)(v)(c) of the Company Disclosure Letter and to the knowledge of the Company, neither the Company's nor its Subsidiaries' past or present use of Intellectual Property Rights or Technology owned by the Company or a Subsidiary infringes upon or misappropriates, breaches or otherwise conflicts with the Intellectual Property Rights of any third party and neither the Company nor any Subsidiary has received any notice alleging any such infringement or misappropriation. Except as disclosed in Section 2.1(p)(v)(d) of the Company Disclosure Letter, the Intellectual Property Rights and Technology owned by the Company and its Subsidiaries are not subject to any outstanding judgment, decree, order, writ, award, injunction or determination of an arbitrator or court or other governmental authority (other than office actions and correspondence regarding pending patent applications and trademark applications) restricting the rights of the Company or its Subsidiaries with respect thereto. To the knowledge of the Company, no Person has interfered with, infringed upon or misappropriated any of the Company's or its Subsidiaries' Intellectual Property Rights, or is currently doing so.

                        (vi)  Protection of Intellectual Property Rights.  To the knowledge of the Company, all of the registrations and pending applications to governmental or regulatory bodies with respect to the Intellectual Property Rights owned by the Company and the Subsidiaries are being duly maintained and prosecuted and all maintenance and related fees due as of the date hereof have been paid. The Company and each Subsidiary has taken reasonable steps consistent with industry standard practices to safeguard and maintain the secrecy and confidentiality of trade secrets that are material to the Company and its Subsidiaries. Without limiting the foregoing, except as disclosed in Section 2.1(p)(vi)(a) of the Company Disclosure Letter, to the knowledge of the Company, (A) there has been no misappropriation of any trade secrets or other confidential Intellectual Property Rights or Technology used in connection with the business by any Person; (B) to the knowledge of the Company and its Subsidiaries, no employee, independent contractor or agent of the Company or a Subsidiary has misappropriated any trade secrets of any other person in the course of performance as an employee, independent contractor or agent of the business; and (C) to the knowledge of the Company and its Subsidiaries, no employee, independent contractor or agent of the Company is in default or breach of any term of any employment agreement, nondisclosure agreement, assignment of invention agreement or similar agreement or contract relating in any way to the protection, ownership, development, use or transfer of the Intellectual Property Rights and Technology of the Company and its Subsidiaries. Except as maintained in records by the Company as disclosed in Section 2.1(p)(vi)(b) of the Company Disclosure Letter, no funding, facilities, or personnel of any governmental entity or educational institution were used, directly or indirectly, to develop or create, in whole or in part, any of the Company's or its Subsidiary's Intellectual Property Rights or Technology. To the knowledge of the Company and except as disclosed in Section 2.1(p)(vi)(c) of the Company Disclosure Letter, neither the Company nor any Subsidiary has made any written submission to, and is not subject to any agreement with, any standards bodies or other entities that would obligate the Company or a Subsidiary to grant licenses to or otherwise impair its control of its Intellectual Property Rights.

                       (vii)  Software; Escrow.  To the knowledge of the Company, any Software or firmware incorporated in or provided with the products, and any media used to distribute it, contain at delivery no computer instructions, circuitry or other technological means whose purpose or effect is to disrupt, damage or negatively interfere with any use of any customer's computer and communications facilities or equipment ("Harmful Code"), and Company and its Subsidiaries have used commercially reasonable efforts to prevent the introduction of such Harmful Code to all Software, firmware and media distributed or sold by the Company and its Subsidiaries. "Harmful Code" includes (a) any instrumentality that could cause the Software or firmware to fail to be operative upon command of or by design by the Company or its Subsidiaries, and (b) any code containing viruses, trojan horses, worms, or like destructive code or code that self-replicates. To the knowledge of the Company and except as disclosed in Section 2.1(p)(vii)(a) of the Company Disclosure Letter, none of the Software incorporated in the Company's or its Subsidiaries' products is, in whole or in part, subject to the provisions of any "copyleft," open source or quasi-open source license agreement, or any other agreement obligating the Company or a Subsidiary to make source code available to third parties or to publish source code. Except as disclosed in Section 2.1(p)(vii)(b) of the Company Disclosure Letter, neither the Company nor any Subsidiary has entered into any agreement requiring the Company or the Subsidiary to place the source code or other Technology incorporated in the Company's or its Subsidiaries' products in escrow so that a licensee might obtain access to it upon the occurrence of any release condition.

                      (viii)  Export Control.  To the knowledge of the Company and except as disclosed in Section 2.1(p)(viii)(a) of the Company Disclosure Letter, the Company and each Subsidiary has obtained all approvals necessary for exporting the Company's and the Subsidiaries' products, including Software that is incorporated in the Company's or its Subsidiaries' products, outside the United States and Canada in accordance with all applicable United States and Canadian export control regulations, and importing the products and Software that is incorporated in the Company's or its Subsidiaries' products into any country in which the products and Software are now sold or licensed for use, and all such export and import approvals in the United States, Canada and throughout the world are valid, current, outstanding and in full force and effect.

                (q)    Properties.

                          (i)  Each of the Company and its Subsidiaries has good and valid title to, or valid leasehold or sublease interests or other comparable contract rights in or relating to all of its properties and other assets (other than Intellectual Property Rights, which are governed by Section 2.1(p)) necessary for the conduct of its business as currently conducted, except for such property or other assets where the failure to do so individually or in the aggregate do not materially interfere with the value or use of the property or the ability of the Company and its Subsidiaries to conduct their business as currently conducted. All such properties and other assets are held free and clear of all Liens, except for Liens that individually or in the aggregate do not materially interfere with the value or use of the property or the ability of the Company and its Subsidiaries to conduct their businesses as presently conducted.

                         (ii)  Each of the Company and its Subsidiaries has complied in all material respects with the terms of all leases or subleases to which it is a party and under which it is in occupancy, and all leases to which the Company is a party and under which it is in occupancy are in full force and effect, except where the failure so to be, individually or in the aggregate, does not materially interfere with the value or use of the property or the ability of the Company and its Subsidiaries to conduct their businesses as currently conducted. Neither the Company nor any of its Subsidiaries has received as lessee any written notice from the lessor of any event or occurrence that has resulted or could result (with or without the giving of notice, the lapse of time or both) in a material default with respect to any such lease or sublease.

                (r)    Customers.  Section 2.1(r) of the Company Disclosure Letter sets forth the twenty (20) largest customers (including OEMs, systems integrators and value added resellers, as well as other direct and indirect customers) by revenue of the Company and its Subsidiaries for the fiscal year ended August 31, 2005, and for the nine-month period ended April 30, 2006. To the Company's knowledge, no such customer intends to terminate or materially adversely change its relationship with the Company or any of its Subsidiaries.

                (s)    Vote Required.  Subject to the discretion of the Court, the Company Requisite Vote is the only vote of the holders of any class or series of the Company's securities necessary or required to approve the Arrangement.

                (t)    Brokers and Finders.  Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement and the Arrangement except that the Company has employed Credit Suisse First Boston and Genuity Capital Markets as its financial advisors, the arrangements with which have been disclosed to Parent prior to the date hereof. The fees and expenses of financial advisors (including Credit Suisse First Boston and Genuity Capital Markets) and legal counsel (including Shearman & Sterling and Goodmans LLP) retained by the Company in connection with this Agreement or the transactions contemplated hereby incurred or to be incurred by the Company will not exceed the amount set forth in Section 2.1(t) of the Company Disclosure Letter.

                (u)    Opinion of Financial Advisor.  The Company has received the opinion of Credit Suisse First Boston, financial advisor to the Company, to the effect that, as of the date of the opinion, the Transaction Consideration to be received by the Company Common Shareholders is fair to the Company Common Shareholders from a financial point of view.

         2.2    Representations and Warranties of Parent.  Except (x) as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to the date hereof (the "Parent Disclosure Letter") or in any other section or subsection thereof where the relevance of the information in such other section or subsection is readily apparent on its face, or (y) as set forth in the body of the Parent Reports that are publicly available in electronic form on the SEC's website and filed with the SEC prior to the date hereof, Parent hereby represents and warrants to the Company that:

                (a)    Organization, Good Standing and Qualification.  Each of Parent and its Subsidiaries is a corporation duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (if applicable in such jurisdiction) and has all requisite corporate or similar power and authority to own and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction (if applicable in such jurisdiction) where the ownership or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to have such power or authority when taken together with all other such failures, could not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement. Parent has made available to the Company a complete and correct copy of the Organizational Documents of Parent and its significant Subsidiaries (as defined in Rule 1-02(w) of Regulation S-X, promulgated by the SEC), each as amended to the date hereof. Parent's and its Subsidiaries' Organizational Documents so made available are in full force and effect. Section 2.2(a) of the Parent Disclosure Letter contains a correct and complete list of each jurisdiction where Parent and each of its Subsidiaries (other than any Subsidiaries that have no operations and have no employees) is organized and qualified to do business.

                (b)    Capital Structure.  (i) The authorized capital stock of Parent consists of (A) 750,000,000 shares of Parent Common Stock and (B) 1,000,000 shares of preferred stock, par value $0.10 per share (the "Parent Preferred Stock"). As of June 30, 2006, 492,265,526 shares of Parent Common Stock were issued and outstanding (including 6,701,918 shares held in treasury), no shares of Parent Preferred Stock were issued and outstanding, employee stock options to purchase an aggregate of 31,537,725 shares of Parent Common Stock were outstanding (of which options to purchase to purchase an aggregate of 24,344,148 shares of Parent Common Stock were exercisable), and restricted stock and restricted stock units to purchase an aggregate of 3,288,914 shares of Parent Common Stock were outstanding (of which restricted stock and restricted stock units to purchase an aggregate of 64,818 shares of Parent Common Stock were vested). All outstanding shares of capital stock of Parent have been duly authorized and validly issued and are fully paid and nonassessable. The authorized capital stock of Parent SubCo consists of an unlimited number of common shares, 100 of which are issued and outstanding as of the date hereof. All such common shares of Parent SubCo have been duly authorized and validly issued, and are fully paid and nonassessable. Each of the outstanding shares of capital stock of Parent SubCo and each of Parent's other Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and owned by Parent or a direct or indirect wholly owned subsidiary of Parent, free and clear of any Lien.

                         (ii)  Except as set forth above, for changes since June 30, 2006 resulting from the exercise of stock options or the grant of stock based compensation to employees, as provided for under this Agreement and the Plan of Arrangement and as may be permitted to be issued, delivered or sold after the date hereof in accordance with Section 3.1(b), there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate Parent or any of its Subsidiaries to issue or to sell any shares of capital stock or other securities of Parent or any of its Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of Parent or any of its Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding.

                        (iii)  Parent does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Parent Common Stock on any matter.

                (c)    Corporate Authority and Approval.  (i) Each of Parent and Parent SubCo has all requisite corporate power and authority and has taken all corporate action necessary (and no vote of the holders of outstanding Parent Common Stock is necessary) in order to execute and deliver this Agreement, to perform its obligations under this Agreement and to consummate the transactions contemplated by this Agreement and the Arrangement. Assuming this Agreement has been duly authorized, executed and delivered by the Company, this Agreement is a valid and binding agreement of Parent and Parent SubCo, enforceable against Parent and Parent SubCo in accordance with its terms, except to the extent enforceability may be subject to (A) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws affecting or relating to creditors' rights generally and (B) general equitable principles (whether considered in a proceeding in equity or at law).

                         (ii)  The Parent Common Stock, when issued (A) in accordance with this Agreement and the Arrangement, (B) upon the exercise of (x) options issued in exchange for Company Options and (y) Company SARs pursuant to this Agreement and the Arrangement or (C) upon the vesting of Company RSUs and Company Restricted Shares with respect to Parent Common Stock issued in exchange for Company RSUs and Company Restricted Shares pursuant to this Agreement and the Arrangement will be validly issued, fully paid and nonassessable, and no stockholder of Parent will have any preemptive right of subscription or purchase in respect thereof. The Parent Common Stock, when issued as described in clause (A) of the preceding sentence, will be exempt from registration under the Securities Act and registered or exempt from registration under any applicable U.S. state securities or "blue sky" Laws or Canadian provincial or territorial securities laws.

                (d)    Governmental Filings; No Violations.  (i) Other than the filings, notices and/or approvals (A) under the HSR Act, (B) under the Securities Laws, (C) to comply with U.S. state securities or "blue sky" Laws or Canadian provincial or territorial securities laws, (D) as may be required by the New York Stock Exchange (the "NYSE") in respect of the Parent Common Stock to be issued in the transactions contemplated by this Agreement and the Arrangement and the listing of the Parent Common Stock on the NYSE, (E) under the Investment Canada Act and the Competition Act, and (F) under the antitrust and/or notification laws of any other jurisdiction, where required, no notices, reports or other filings are required to be made by Parent or any of its Subsidiaries with, and no consents, registrations, approvals, permits or authorizations are required to be obtained by Parent or any of its Subsidiaries from, any Governmental Entity, in connection with the execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement and the Arrangement, except where the failure to make any such notice, report or filing or obtain any such consent, registration, approval, permit or authorization, individually or in the aggregate, could not be reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement.

                         (ii)  The execution, delivery and performance of this Agreement by Parent do not, and the consummation by Parent of the transactions contemplated by this Agreement and the Arrangement will not, constitute or result in (A) a breach or violation of, or a default under, the Organizational Documents of Parent or any of its Subsidiaries, (B) a breach or violation of, or a default under, the acceleration of any obligations or the creation of a Lien, on the assets of Parent or any of its Subsidiaries (with or without notice, lapse of time or both) pursuant to, any Contracts binding upon Parent or any of its Subsidiaries or any Laws or governmental or non-governmental permit or license to which Parent or any of its Subsidiaries is subject or (C) any change in the rights or obligations of any party under any of the Contracts, except, in the case of clause (B) or (C) above, for any breach, violation, default, acceleration, creation or change that, individually or in the aggregate, could not be reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement.

                (e)    Parent Reports; Financial Statements.  (i) Since December 25, 2005 (the "Parent Audit Date"), Parent has filed each report or proxy statement required to be filed by Parent with the SEC since such date (collectively, including any other reports filed with the SEC subsequent to the date hereof and as amended, the "Parent Reports"), including (x) Parent's Annual Report on Form 10-K for the year ended December 25, 2005 and (y) Parent's Quarterly Report on Form 10-Q for the period ended March 26, 2006 (including exhibits, annexes and any amendments thereto). The Parent Reports are publicly and freely available on the SEC's website, or copies thereof have otherwise been or, for Parent Reports filed after the date hereof will otherwise be, provided to the Company. The Parent Reports, at the time filed (or if amended or superseded by a filing prior to the date of hereof, then on the date of such filing), complied, and each Parent Report filed subsequent to the date hereof will comply, in all material respects with the requirements of applicable Securities Laws and did not, and will not, at the time furnished or filed, contain any misrepresentation (as defined in the Securities Laws, as applicable) or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                         (ii)  The annual audited consolidated financial statements and the quarterly unaudited consolidated financial statements, including in each case, any related notes thereto, contained in the Parent Reports (the "Parent Financial Statements") complied as to form in all material respects with the published rules and regulations of the SEC and NYSE with respect thereto as of their respective dates, and have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP") applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto). The Parent Financial Statements present fairly, in all material respects, the consolidated financial position, results of operations and cash flows of the Parent and its Subsidiaries as of the dates and for the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments that are not expected to be material in amount and the absence of notes thereto) on a consolidated basis.

                        (iii)  The books and records of Parent and its Subsidiaries, in all material respects, (x) have been maintained in accordance with good business practices on a basis consistent with prior years, (y) state in reasonable detail the material transactions and dispositions of the assets of Parent and its Subsidiaries and (z) accurately and fairly reflect the basis for the Parent Reports. Parent has (A) established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act) to ensure that material information relating to Parent and its Subsidiaries is made known to Parent's principal executive officer and its principal financial officer by others within those entities, and (B) designed and maintains a system of internal control over financial reporting (as defined in Rule 13a-15 under the Exchange Act) sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements, including that (I) transactions are executed in accordance with management's general or specific authorization and (II) transactions are recorded as necessary (x) to permit preparation of consolidated financial statements in conformity with U.S. GAAP and (y) to maintain accountability of the assets of Parent and its Subsidiaries. The management of Parent has disclosed, based on its most recent evaluation of internal control over financial reporting prior to the date hereof, to Parent's auditors and the audit committee of Parent's board of directors (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent's ability to record, process, summarize and report financial information and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal control over financial reporting.

                        (iv)  Parent is in compliance in all material respects with (A) the applicable provisions of the Sarbanes-Oxley Act and (B) applicable listing and corporate governance rules and regulations of the NYSE.

                (f)    Absence of Certain Changes.  Except as disclosed in the Parent Reports prior to the date hereof, since the Parent Audit Date, Parent and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary and usual course of such businesses and there has not been:

                          (i)  any change in the financial condition, business, operations or results of operations of Parent and its Subsidiaries or any development or combination of developments that, individually or in the aggregate, has had or could reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement;

                         (ii)  any declaration, setting aside or payment of any dividend or other distribution in cash, stock or property in respect of the capital stock of Parent; or

                        (iii)  any change in any material method of accounting or accounting practice by Parent or any of its Subsidiaries, except for any such change required by reason of a concurrent change in U.S. GAAP or Regulation S-X under the Exchange Act.

                (g)    No Undisclosed Material Liabilities.  There are no liabilities or obligations of Parent or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, and to the knowledge of Parent there is no existing condition, situation or set of circumstances that could reasonably be expected to the knowledge of Parent to result in such a liability or obligation other than:

                          (i)  liabilities or obligations disclosed and provided for in the Parent Reports prior to date hereof;

                         (ii)  liabilities or obligations incurred in the ordinary and usual course of business since the Parent Audit Date; and

                        (iii)  liabilities or obligations that could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

                (h)    Parent Material Contracts.  (i) Except as filed as exhibits to the Parent Reports, this Agreement or the Financing Commitment, none of Parent or any of its Subsidiaries is a party to or bound by any Contract which, as of the date hereof (A) would prohibit or materially delay the consummation of the transactions contemplated by this Agreement or the Arrangement, or (B) is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC. Each Contract to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries is bound of the type described in this Section 2.2(h), whether or not set forth in Section 2.2(h) of the Parent Disclosure Letter, is referred to herein as a "Parent Material Contract."

                         (ii)  Each Parent Material Contract is valid and binding according to its terms on Parent and each of its Subsidiaries party thereto and, to Parent's knowledge, each other party thereto, and is in full force and effect, except, insofar as this representation is made as of the Closing Date, as could not reasonably be expected to have a Parent Material Adverse Effect. To the knowledge of Parent, no other party to any Parent Material Contract intends to terminate, not renew, or challenge the validity or enforceability of any Parent Material Contract, except for such terminations, non-renewals or challenges as could not be reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries, and, to the knowledge of Parent, no other party thereto, is in violation of or in default under (nor does there exist any condition which upon the passage of time or the giving of notice or both would cause such a violation of or default under) any Parent Material Contract to which it is a party or by which it or any of its properties or assets is bound, except for violations or defaults that could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

                (i)    Litigation.  Except as disclosed in the Parent Reports prior to the date hereof, there are no civil, criminal or administrative actions, suits, claims, hearings, investigations or proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that could result in any claims against, or obligations or liabilities of, Parent or any of its Subsidiaries, except for those that, individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement.

                (j)    Compliance with Laws; Permits.  Except as disclosed in the Parent Reports prior to the date hereof, the businesses of each of Parent and its Subsidiaries are not being conducted in violation of any Laws, except for any violation that, individually or in the aggregate, could not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement. Except as disclosed in the Parent Reports prior to the date hereof and except for any investigation or review that, individually or in the aggregate, could not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement, no investigation or review by any Governmental Entity with respect to Parent or any of its Subsidiaries is pending or, to the knowledge of Parent, threatened, nor has any Governmental Entity indicated an intention to Parent or any of its Subsidiaries to conduct the same. No material change is required in Parent's or any of its Subsidiaries' processes, properties or procedures in connection with any Law, and Parent has not received any notice or communication of any material noncompliance with any Law that has not been cured as of the date hereof. Parent and its Subsidiaries each has all permits, licenses, franchises, variances, exemptions, orders and other governmental authorizations, consents and approvals (the "Parent Permits") necessary to conduct its business in all material respects as presently conducted, except where the failure to have any such Parent Permits, individually or in the aggregate, could not reasonably be expected to have a Parent Material Adverse Effect or prevent, materially delay or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement.

                (k)    Taxes.  Except as has not had, and could not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect:

                          (i)  (a) Parent and its Subsidiaries have timely filed or caused to be filed (taking into account any extension of time to file granted or obtained) all Tax Returns required to be filed by them, and any such filed Tax Returns are true, correct and complete, (b) Parent and its Subsidiaries have timely paid any and all Taxes due and payable except to the extent that such Taxes are being contested in good faith and for which Parent or the appropriate Subsidiary has set aside adequate reserves in accordance with U.S. GAAP, (c) without taking into account any transactions contemplated by this Agreement and based upon activities to date, adequate reserves in accordance with U.S. GAAP have been established by Parent and its Subsidiaries for all Taxes not yet due and payable in respect of taxable periods ending on or before the date hereof and (d) all amounts of Tax required to be withheld by Parent and its Subsidiaries have been timely withheld and paid over to the appropriate Tax authority in accordance with applicable Laws.

                         (ii)  No deficiency for any amount of Tax has been asserted or assessed by any Tax authority in writing against Parent or any of its Subsidiaries (or, to the knowledge of Parent, has been threatened or proposed), except for deficiencies which have been satisfied by payment, settled or been withdrawn or which are being contested in good faith and are Taxes for which Parent or the appropriate Subsidiary has set aside adequate reserves in accordance with U.S. GAAP. There are no liens for any amount of Tax on the assets of Parent or any of its Subsidiaries, other than liens for current Taxes and assessments not yet past due.

                        (iii)  There are no pending or, to the knowledge of Parent, threatened Tax audits, examinations, investigations or other proceedings with respect to which Parent or any of its Subsidiaries has been notified in writing, and neither Parent nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to an assessment or deficiency for Taxes (other than pursuant to extensions of time to file Tax Returns obtained in the ordinary course). There are no requests for rulings or determinations in respect of any Taxes pending between Parent or any of its Subsidiaries and any Tax authority.

                        (iv)  None of Parent's Subsidiaries incorporated outside of the United States is a "surrogate foreign corporation" within the meaning of Section 7874(a)(2)(B) of the Code or is treated as a U.S. corporation under Section 7874(b) of the Code.

                         (v)  None of Parent's Subsidiaries incorporated outside of the United States is engaged in a United States trade or business, or is treated as being engaged in a United States trade or business, for U.S. federal income tax purposes.

                (l)    Available Funds.  Parent has made available to the Company a true, accurate, complete and fully executed copy of a commitment letter (the "Financing Commitment"), pursuant to which, subject to the terms and conditions thereof, Morgan Stanley Senior Funding, Inc. (the "Lender") has committed to provide Parent with financing (the "Financing"). As of the date hereof, the Financing Commitment is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect and Parent is not in breach of any conditions set forth therein. There are no facts and circumstances known on the date hereof to Parent or any of Parent's Affiliates that could reasonably be expected to (i) prevent the conditions described in the Financing Commitment from being satisfied when required or (ii) prevent Parent or Parent SubCo from receiving Financing pursuant to the terms of the Financing Commitment in accordance with its terms. The Lender has not advised Parent of any facts which cause it to believe the Financing will not be consummated substantially in accordance with the terms of the Financing Commitment. The proceeds from the Financing, together with cash on hand, constitute all of the financing required to be provided by Parent for the consummation of the transactions contemplated hereby, and are sufficient for the satisfaction of Parent's obligations to pay the cash portion of the Transaction Consideration.

                (m)    Brokers and Finders.  Neither Parent nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders fees in connection with the transactions contemplated by this Agreement and the Arrangement, except that Parent has employed Morgan Stanley & Co. Incorporated as its financial advisor, the arrangements with which have been disclosed to the Company prior to the date hereof.

                (n)    Opinion of Financial Advisor.  Parent has received the opinion of Morgan Stanley & Co. Incorporated, financial advisor to Parent, to the effect that, as of the date of the opinion, the Transaction Consideration to be paid by Parent is fair to Parent from a financial point of view.

ARTICLE III.
COVENANTS

         3.1    Interim Operations.  (a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise consent in writing (any request for consent to be considered by Parent in good faith and responded to within one (1) Business Day) or except as otherwise required by applicable Law or with respect to the transactions and commitments contemplated by this Agreement and the Arrangement) that the business of the Company and its Subsidiaries shall be conducted in the ordinary and usual course, and, to the extent consistent therewith, the Company and each of its Subsidiaries shall use its respective reasonable efforts to preserve its business organization intact and maintain its existing relations and goodwill with customers, suppliers, distributors, creditors, licensors, licensees, lessors, employees and business associates. Without limiting the generality of the foregoing, the Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise consent in writing (any request for consent to be considered by Parent in good faith and responded to within one (1) Business Day) or except as otherwise required by applicable Law or with respect to the transactions and commitments contemplated by this Agreement and the Arrangement or unless disclosed in Section 3.1(a) of the Company Disclosure Letter), neither the Company nor any of its Subsidiaries shall:

                          (i)  (A) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its shares or other equity interests, (B) split, combine or reclassify any of its shares or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its shares or (C) purchase, redeem or otherwise acquire any of its shares or any other securities thereof or any rights, warrants or options to acquire any such shares or other securities, except for purchases, redemptions or other acquisitions of its shares or other securities required under the terms of any plans, arrangements or Contracts existing on the date hereof between the Company or any of its Subsidiaries and any director, officer, employee or consultant of the Company or any of its Subsidiaries;

                         (ii)  (A) issue, deliver, sell, grant, pledge, dispose of or otherwise encumber any of its shares, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares or voting securities, or any rights, warrants or options to acquire any such convertible securities (other than the issuance of Company Common Shares upon the exercise of Company Options outstanding on the date hereof or pursuant to Company RSUs outstanding on the date hereof, in each case in accordance with their terms on the date hereof without any action by the Company to accelerate the vesting of the Company Options or Company RSUs), or any "phantom" stock, "phantom" stock rights, stock appreciation rights or stock based performance units, or (B) amend any term of any outstanding security of the Company or its Subsidiaries;

                        (iii)  adopt or propose any change to its Organizational Documents;

                        (iv)  directly or indirectly acquire or agree to acquire (i) by merging or consolidating with, or by purchasing assets or stock of, or by any other manner, any Person or division, business or equity interest of any Person or (ii) any assets which, individually have a purchase price in excess of $15,000,000 or, in the aggregate, have a purchase price in excess of $15,000,000, except for capital expenditures (which are subject to paragraph (viii) below) and purchases of raw materials, supplies and other inventory items in the ordinary and usual course of business;

                         (v)  other than products sold to customers in the ordinary and usual course of business (without limitation as to dollar amount) or otherwise in the ordinary and usual course of business and not in an aggregate amount of more than $5,000,000, transfer, lease, license, guarantee, sell, dispose of or subject to any Lien any other property or assets (including share capital of any of its Subsidiaries);

                        (vi)  incur or modify any indebtedness for borrowed money or guarantee any such indebtedness of another Person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, guarantee any debt securities of another Person, enter into any "keep well" or other agreement to maintain any financial statement condition of another Person or enter into any arrangement having the economic effect of any of the foregoing, other than (A) indebtedness existing solely between the Company and its wholly owned Subsidiaries or between such wholly owned Subsidiaries or (B) indebtedness in an aggregate amount less than $2,500,000;

                       (vii)  make any loan, advance, or capital contribution to or investment in any Person other than loans in the ordinary and usual course of business and advances or capital contributions to or investments in any wholly owned Subsidiary in the ordinary and usual course of business;

                      (viii)  make or authorize or commit for any capital expenditures or any obligations or liabilities in respect thereof;

                        (ix)  (A) pay, discharge, settle or satisfy any claims, liabilities, obligations or litigation (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge, settlement or satisfaction in the ordinary and usual course of business or in accordance with their terms, of liabilities disclosed, reflected or reserved against in the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Reports (for amounts not in excess of such reserves) or incurred since the date of such financial statements in the ordinary and usual course of business, (B) cancel any indebtedness, (C) waive or assign any claims or rights of substantial value or (D) except as permitted by Section 3.2, waive any benefits of, fail to enforce, or agree to modify in any respect, or consent to any matter with respect to which consent is required under (x) any standstill or similar agreements to which the Company or any of its Subsidiaries is a party or (y) other than in the ordinary and usual course of business consistent with past practice, any confidentiality or similar agreements to which the Company or any of its Subsidiaries is a party;

                         (x)  materially modify, materially amend or terminate any Company Material Contract, waive, release or assign any material rights or claims thereunder, or enter into any Contract (other than purchase orders in the ordinary and usual course of business), that if it had been entered in prior to the date hereof, would be a Company Material Contract;

                        (xi)  sell, transfer or out-license to any Person or otherwise extend, amend, modify, abandon, or make part of the public domain any rights to the material Intellectual Property Rights owned by the Company or its Subsidiaries, other than pursuant to (i) confidentiality agreements entered into in the ordinary and usual course of business containing customary terms that do not impose any obligations on the Company or its Subsidiaries other than those relating to the treatment of confidential information and (ii) any Contracts currently in place (that have been disclosed in writing to Parent prior to the date hereof) in accordance with their terms as of the date hereof;

                       (xii)  enter into any Contract that both (A) either provides for aggregate payments to or receipt by the Company in excess of $2,500,000, relates to a material product or material Intellectual Property Rights of the Company or is otherwise material to the Company, and (B) contains any restriction on the ability of the Company or any of its Subsidiaries to assign its rights, interests or obligations thereunder, unless such restriction would not preclude any assignment to Parent or any of its Subsidiaries following the consummation of the Arrangement;

                      (xiii)  except as required to ensure that any Employee Plan is not then out of compliance with applicable Law or to comply with any Company Compensation and Benefit Plan entered into prior to the date hereof, (A) adopt, enter into, terminate or amend any collective bargaining agreement or any Employee Plan, (B) increase in any manner the compensation, bonus or fringe or other benefits of, or pay any bonus of any kind or amount whatsoever to, any current or former director, officer, employee or consultant, (C) pay any benefit or amount not required under any Employee Plan, (D) grant or pay any severance or termination pay or increase in any manner the severance or termination pay of any current or former director, officer, employee or consultant of the Company or any of its Subsidiaries, (E) grant any awards under any bonus, incentive, performance or other compensation plan or arrangement, or any Employee Plan (including the grant of Company Equity Awards, "phantom" stock, "phantom" stock rights, stock based or stock related awards, performance units or the removal of existing restrictions in any Employee Plan or awards made thereunder), (F) amend or modify any Company Equity Awards, (G) take any action to fund or in any other way secure the payment of compensation or benefits under any employee plan, agreement, Contract or arrangement or Employee Plan, (H) take any action to accelerate the vesting or payment of any compensation or benefit under any Employee Plan or (I) materially change any actuarial or other assumption used to calculate funding obligations with respect to any Company Pension Plan or change the manner in which contributions to any Company Pension Plan are made or the basis on which such contributions are determined;

                      (xiv)  except as required by Canadian GAAP or, for purposes of any reconciliation to US GAAP, by US GAAP, make any change in accounting methods, principles or practices, or write up, write down or write off the book value of any assets, individually or in the aggregate;

                       (xv)  make any material Tax election or settle or compromise any material liability for Taxes, change any Tax accounting period or any method of Tax accounting (except as required by applicable Law), file any amended material Tax Return, enter into any closing agreement relating to any material Tax, surrender any right to claim a material Tax refund, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment;

                      (xvi)  adopt a plan of complete or partial liquidation, dissolution, or recapitalization or a plan of reorganization;

                     (xvii)  take any action that would, or that could reasonably be expected to, result in any of the conditions set forth in Article IV not being satisfied; or

                    (xviii)  authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

                (b)   Parent covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless the Company shall otherwise consent in writing and except as otherwise required by applicable Law or as expressly set forth in this Agreement or the corresponding subsection of Section 3.1(b) of the Parent Disclosure Letter), neither Parent nor any of its Subsidiaries shall:

                          (i)  declare, set aside or pay any dividends (other than intercompany dividends) on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

                         (ii)  in the case of Parent only, adopt or propose any change to its Organizational Documents;

                        (iii)  adopt a plan of complete or partial liquidation, dissolution, or recapitalization or a plan of reorganization;

                        (iv)  take any action that would, or that could reasonably be expected to, result in any of the conditions set forth in Article IV not being satisfied; or

                         (v)  authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

         3.2    Acquisition Proposals.  (a) Except as expressly permitted under Section 3.2(c) and Section 3.2(e), the Company agrees that it shall not, and shall not authorize or permit any of its Subsidiaries or any of their respective directors, officers, employees, counsel or financial advisors, or authorize or knowingly permit any of their respective other authorized representatives (such directors, officers, employees, counsel, financial advisors and other authorized representatives, "Representatives") to (and shall instruct such Representatives not to), directly or indirectly: (i) solicit, initiate, seek, knowingly encourage or support any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal, (ii) participate in any negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any person with respect to any Acquisition Proposal, except to notify such person as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal with respect to the Company, or (v) enter into any letter of intent or similar document or any agreement, commitment or understanding contemplating or otherwise relating to any Acquisition Proposal. The Company shall immediately terminate, and shall cause the Company's Subsidiaries and its and their Representatives to immediately terminate, all discussions or negotiations, if any, with any third party at the date hereof with respect to, or any that could reasonably be expected to lead to or contemplate the possibility of, an Acquisition Proposal. The Company shall immediately demand that each person which has heretofore executed a confidentiality agreement with the Company or any of its Affiliates or any of its or their Representatives with respect to such person's consideration of a possible Acquisition Proposal to immediately return or destroy all confidential information heretofore furnished by the Company or any of its Affiliates or any of its or their Representatives to such person or any of its Affiliates or any of its or their Representatives in accordance with the terms of such confidentiality agreement.

                (b)   Subject to Section 3.2(c) and Section 3.2(d), neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent), or publicly propose to withdraw (or modify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee thereof of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal.

                (c)   Promptly (but in any event within 24 hours) after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes could lead to an Acquisition Proposal, the Company shall provide Parent with written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, and a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry. After receipt of the Acquisition Proposal, request or inquiry, the Company shall promptly keep Parent informed in all material respects of the status and details (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials subsequently provided in connection with such Acquisition Proposal, request or inquiry. If the Company receives an Acquisition Proposal which constitutes, or that the Board of Directors of the Company has determined is reasonably likely to lead to, a Superior Proposal, the Company shall promptly provide to Parent written notice that shall state expressly (i) that it has received an Acquisition

Proposal which constitutes, or that the Board of Directors of the Company has determined is reasonably likely to lead to, a Superior Proposal, and (ii) the identity of the party making such Acquisition Proposal and a description of the material terms and conditions of the Acquisition Proposal and may then take the following actions:

                        (A)  furnish nonpublic information to the third party making such Acquisition Proposal; provided, that (x) prior to so furnishing, the Company receives from the third party an executed confidentiality agreement containing standstill provisions and other terms and conditions that are no less restrictive to such third party than the terms and conditions of the Confidentiality Agreement, and (y) contemporaneously with furnishing any such nonpublic information to such third party, the Company furnishes a copy of such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); and

                        (B)  engage in negotiations with the third party with respect to the Acquisition Proposal.

                (d)   In response to the receipt of a Superior Proposal that has not been withdrawn and continues to constitute a Superior Proposal after the Company's compliance with Section 3.2(e), if (i) the Company Requisite Vote has not been obtained and (ii) the Board of Directors of the Company has concluded in good faith, following the receipt of advice of its outside legal counsel and financial advisors, that, in light of such Superior Proposal, not terminating this Agreement to accept such Superior Proposal and/or not recommending such Superior Proposal to its shareholders would be inconsistent with the Board of Directors' fiduciary duties under the CBCA, the Company may terminate this Agreement and its Board of Directors may recommend such Superior Proposal to its shareholders after such termination, and concurrently with the termination of this Agreement enter into any agreement, understanding, letter of intent or arrangement with respect to such Superior Proposal, as applicable; provided, however, the Company shall not terminate this Agreement pursuant to this sentence, and any purported termination pursuant to this sentence shall be void and of no force or effect, unless concurrently with such termination pursuant to this Section 3.2(d) the Company pays to Parent the Termination Fee payable pursuant to Section 5.2(c); provided, further, the Company shall not exercise its right to terminate this Agreement and the Board of Directors shall not recommend a Superior Proposal to its shareholders pursuant to this Section 3.2(d) unless the Company shall be in compliance with its obligations under this Section 3.2 (including paragraph (e)), other than an immaterial and unintentional violation of paragraphs (a) or (c) of this Section 3.2.

                (e)   Prior to the Company terminating this Agreement, the Board of Directors of the Company recommending any Superior Proposal to the Company's shareholders, or the Company entering into any agreement, understanding, letter of intent or arrangement with respect to such Superior Proposal, the Company shall deliver written notice (a "Superior Proposal Notice") to Parent of its intent to take any of the foregoing action and, for a period of five Business Days after Parent's receipt from the Company of each Superior Proposal Notice (or, in the event that more than one Superior Proposal Notice becomes due with respect to the same Acquisition Proposal, a period commencing from the date of such Superior Proposal Notice until the later of (i) the end of the fifth Business Day after the first such Superior Proposal Notice and (ii) the end of the third Business Day after all subsequent Superior Proposal Notices), the Company shall, if requested by Parent, negotiate in good faith with Parent to revise this Agreement so that the Acquisition Proposal that constituted a Superior Proposal no longer constitutes a Superior Proposal.

                (f)    Nothing contained in this Agreement shall be deemed to restrict the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or Section 99 of the Securities Act (Ontario) (or equivalent requirements under the Securities Laws of other Canadian provinces) or (ii) making any disclosure to the shareholders of the Company if, in the good faith determination of the Board of Directors of the Company, following the receipt of advice of its outside counsel, failure to so disclose would be inconsistent with the Board of Directors' fiduciary duties under the CBCA; provided, however, that in no event shall the Company or its Board of Directors or any committee thereof take, or agree or resolve to take, any action prohibited by Section 3.2(b).

         3.3    Company Meeting.  Subject to Section 3.2, the Company will take, in accordance with applicable Law, its Organizational Documents and the Interim Order, all action necessary to convene the Company Meeting as promptly as practicable after it obtains the Interim Order to consider and vote upon the approval of the Arrangement Resolution. Subject to Section 3.2, the Board of Directors of the Company shall recommend and not withdraw such recommendation, shall take all lawful action to solicit such approval, and shall cause the Arrangement Resolution to be submitted to the Company Common Shareholders at the Company Meeting.

         3.4    Filings; Other Actions; Notification.  (a) The Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on its part under this Agreement and applicable Law to consummate and make effective the transactions contemplated by this Agreement and the Arrangement as soon as practicable (but in no event later than the Termination Date), including (i) preparing and filing as promptly as practicable all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity and (ii) cooperating and working with counsel for the other party as promptly as practicable to develop and substantiate support for the transactions contemplated by this Agreement, whether from internal or third party sources, in order to consummate the transactions contemplated by this Agreement and the Arrangement; provided, however, nothing in this Section 3.4 shall require, or be construed to require, either Parent or the Company to proffer to, or agree to, sell or hold separate or agree to sell, before or after the Effective Time, any assets, businesses, or interest in any assets or businesses of Parent, the Company or any of their respective Affiliates (or to consent to any offer, sale, holding or agreement to sell, by the Company or Parent of any of its assets or businesses). Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance, and to the extent practicable each will consult the other on, all the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement and the Arrangement. Each of Parent and the Company will respond promptly to any requests for additional information by any Governmental Entity in connection with the transactions contemplated by this Agreement and the Arrangement. In exercising the foregoing right, each of the Company and Parent shall act reasonably and as promptly as practicable.

                (b)   Each of the Company and Parent shall use reasonable efforts to obtain all necessary or advisable rulings or orders of Canadian Securities Regulatory Authorities.

                (c)   Subject to applicable Laws relating to the exchange of information, each of the Company and Parent shall, upon request by the other, furnish the other with all information concerning (i) itself and its Subsidiaries (including information concerning their respective businesses, operations, products, markets, customers, suppliers and others they have business relations with, in a form that complies with applicable Laws relating to the exchange of information) and (ii) its and its Subsidiaries' directors, officers and stockholders or shareholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Circular (including the preparation of any pro forma financial statements), the S-8 Registration Statement, the Financing (including the preparation of any information memoranda for loan syndication, and any business projections and historical and pro forma financial statements), and any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the transactions contemplated by this Agreement and the Arrangement. The Company shall provide, and cause its Subsidiaries and its and their respective Representatives to provide, all other information and assistance reasonably requested by Parent in connection with the Financing (including syndication efforts), including for purposes of any road shows, meetings with, presentations to (including participation by members of senior management and representatives of the Company in such meetings and presentations), and due diligence of, lenders and ratings agencies, including with respect to obtaining auditors' consents and comfort letters, providing access to auditors' work papers, pledging any capital stock or other collateral, and to enable the Financing syndication efforts to benefit from the Company's existing lending relationships.

                (d)   Each of the Company and Parent shall keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement and the Arrangement, including promptly furnishing the other with copies of notices or other communications received by Parent, the Company or any of their respective Subsidiaries, as the case may be, from any third party and/or any Governmental Entity with respect to the transactions contemplated by this Agreement and the Arrangement. Each of the Company and Parent shall give prompt notice to the other of any change that could reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect, respectively, or prevent, materially delay or materially impair the ability of the Company or Parent, respectively, to consummate the transactions contemplated by this Agreement and the Arrangement. Neither the Company nor Parent shall permit any of its officers or any other Representatives or agents to participate in any meeting with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other party in advance and, to the extent permitted by such Governmental Entity, gives the other party the opportunity to attend and participate thereat.

         3.5    Access.  Upon reasonable notice, and except as may otherwise be required by applicable Law, each of the Company and Parent shall (and shall cause each of its Subsidiaries to) afford the Representatives of the other party reasonable access, during normal business hours throughout the period prior to the Effective Time, to its properties, books, contracts, records and personnel and, during such period, each of the Company and Parent shall (and shall cause each of its Subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as may reasonably be requested; provided, however, that no investigation pursuant to this Section 3.5 shall affect or be deemed to modify any representation or warranty made by any party hereto; provided, further, that nothing in this Section 3.5 shall require any party hereto to permit any inspection, or to disclose any information, that in the reasonable judgment of such party would result in (a) the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality if such party shall have used reasonable efforts to obtain the consent of such third party to such inspection or disclosure or (b) any violation of Laws relating to the sharing of information between competitors, it being understood that the parties will provide extracts, or summaries, or aggregations or other information to the greatest extent practicable in a manner that does not result in any such violation or improper disclosure.

         3.6    Stock Exchange Listing.  Parent shall use reasonable efforts to cause the shares of Parent Common Stock to be issued pursuant to this Agreement and the Arrangement to be approved for issuance and listing on the NYSE, subject to official notice of issuance, prior to or as of the Effective Time.

         3.7    Publicity.  The initial press release by the Company and Parent concerning this Agreement and the transactions contemplated by this Agreement and the Arrangement shall be a joint press release and thereafter the Company and Parent shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the transactions contemplated by this Agreement and the Arrangement and prior to making any filings with any third party and/or any Governmental Entity (including any securities exchange) with respect thereto, except as may be required by any Laws or by obligations pursuant to any listing agreement with or rules of any securities exchange.

         3.8    Expenses.  Except as otherwise provided in Section 5.2, whether or not the Arrangement is consummated, all costs and expenses incurred in connection with this Agreement and the Arrangement and the transactions contemplated by this Agreement and the Arrangement shall be paid by the party incurring such expense, except that fees paid to Governmental Entities in connection with applicable filings under the HSR Act, the Competition Act and antitrust laws of other jurisdictions shall be shared equally by Parent and the Company.

         3.9    Indemnification; Directors' and Officers' Insurance.  (a) Parent shall cause the Company to honor, and shall itself honor as if it were the Company, in each case, to the fullest extent permitted by the CBCA or applicable Law, all rights to indemnification or exculpation existing in favor of a director, officer, employee or agent (an "Indemnified Party") of the Company or any of its Subsidiaries (including rights relating to advancement of expenses and indemnification rights to which such persons are entitled because they are serving as a director, officer, agent or employee of another entity at the request of the Company or any of its Subsidiaries), as provided in the Organizational Documents of the Company, any indemnification agreement or under applicable Laws, in each case, as in effect on the date hereof, and relating to actions or events through the Effective Time.

                (b)   Parent shall cause the Company to maintain its existing officers' and directors' liability insurance ("D&O Insurance") for a period of six years after the Effective Time so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date hereof (the "Current Premium"); provided, however, that if the existing D&O Insurance expires, is terminated or cancelled during such six-year period or is at an annual premium in excess of 200% of the Current Premium, Parent shall cause the Company to obtain as much D&O Insurance as can be obtained for the remainder of such period for a premium not in excess of 200% (on an annualized basis) of the Current Premium; provided, further, in lieu of the foregoing, Parent may (i) substitute therefor policies of Parent containing terms with respect to coverage and amount that are substantially comparable or (ii) prior to Closing request that the Company obtain extended reporting period coverage under its existing insurance programs.

                (c)   The provisions of this Section 3.9 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

         3.10    Takeover Statute.  If any "fair price," "moratorium," "control share acquisition" or other similar anti-takeover statute or regulation is or may become applicable to the transactions contemplated by this Agreement and the Arrangement, each of Parent, the Company and each of its respective Board of Directors shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and the Arrangement and otherwise act to eliminate or minimize the effects of such statue or regulation on such transactions.

         3.11    Board Matters.  (a) Parent shall take such actions as shall be necessary to cause the persons listed on Schedule 3.11(a) to be appointed to the Board of Directors of Parent, effective at the Effective Time, and to serve until the annual meeting of Parent's stockholders to be held in 2007.

                (b)   Subject to fiduciary duties under applicable Law, Parent shall take such actions as shall be reasonably necessary to cause one of the persons listed on Schedule 3.11(a) to be nominated for election to the Board of Directors of Parent at the annual meeting of Parent's stockholders to be held in 2007 and to comply with Schedule 3.11(b).

                (c)   Subject to confirmation that insurance coverage is maintained as contemplated by Section 3.9, the Company shall obtain and deliver to Parent at the Effective Time evidence reasonably satisfactory to Parent of the resignation effective as of the Effective Time, of those directors of the Company designated by Parent to the Company in writing at least five calendar days prior to the Effective Time.

         3.12    Affiliates.  Prior to the date of the Company Meeting, the Company shall deliver to Parent a list of names and addresses of those Persons who are, in the opinion of the Company, as of the time of the Company Meeting, "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. The Company shall provide to Parent such information and documents as Parent shall reasonably request for purposes of reviewing such list. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company as a Person who may be deemed to be such an affiliate of the Company; provided, however, that no such Person identified by Parent shall be added to the list of affiliates of the Company if Parent shall receive from the Company, on or before the date of the Company Meeting, an opinion of counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall exercise reasonable efforts to deliver or cause to be delivered to Parent, prior to the Closing Date, from each affiliate of the Company identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially in the form attached as Exhibit C hereto (the "Affiliates Letter"). The certificates representing Parent Common Stock received by such affiliates pursuant to this Agreement and the Arrangement shall bear a customary legend regarding applicable Securities Act restrictions and the provisions of this Section 3.12.

         3.13    Pre-Acquisition Reorganization.  The Company agrees that, upon request by Parent, which request shall not be made before Parent shall have confirmed that all conditions in Sections 4.1 and 4.2 have been satisfied or waived by Parent, the Company shall, and shall cause its Subsidiaries to, at the expense of Parent, use reasonable efforts to (i) effect such reorganizations of its business, operations and assets immediately before the Effective Time as Parent may request, acting reasonably (each a "Pre-Acquisition Reorganization") and (ii) cooperate with Parent and its advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they most effectively be undertaken for the purpose of facilitating a post-Closing transition and reducing costs. Parent acknowledges and agrees that the Pre-Acquisition Reorganizations shall (A) not delay or prevent consummation of the Arrangement (including by giving rise to litigation by third parties) or (B) not be considered in determining whether a representation or warranty of the

Company hereunder has been breached, it being acknowledged by Parent that these actions could require the consent of third parties under applicable Contracts. Parent shall provide in writing to the Company any proposed Pre-Acquisition Reorganization proposed by Parent at least 21 days prior to the Effective Time. Upon receipt of such proposal, Parent and the Company shall, at the expense of Parent, work cooperatively and use reasonable efforts to prepare prior to the Effective Time all documentation necessary and the Company shall use reasonable efforts and its own independent judgment to do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganizations immediately before the Effective Time. The parties shall seek to have any such Pre-Acquisition Reorganization made effective immediately before the Effective Time (but after Parent shall have confirmed that all conditions in Sections 4.1 and 4.2 have been satisfied or waived by Parent), and in any event, no Pre-Acquisition Reorganization shall be a condition to completion of the Arrangement.

         3.14    Credit Facilities.  The Company shall cause the outstanding balances under each credit facility listed on Schedule 3.14 or otherwise required to be listed on Section 2.1(h)(vi) of the Company Disclosure Letter to be repaid prior to Closing, and each such credit facility and all related guarantees, security agreements and debentures to be terminated, prior to Closing. Parent and the Company shall cooperate with respect to the replacement of each outstanding letter of credit and letter of guarantee issued under the credit facilities prior to Closing.

         3.15    Financing.  In the event that at any time, to Parent's knowledge, funds are not or will not be made available pursuant to the Financing Commitment so as to enable Parent to consummate the Arrangement, each of Parent and Parent SubCo shall use its reasonable efforts to obtain alternative funding in an amount at least equal to the amount necessary to consummate the Arrangement on terms not materially less favorable to Parent and Parent SubCo than those provided in the Financing Commitment ("Alternative Financing"). Following the date hereof, any amendment, modification, termination or cancellation of the Financing Commitment or the Alternative Financing, as the case may be, or any information which becomes known to Parent or Parent SubCo where it could reasonably be expected that the Financing will not be obtained on the terms set forth in the Financing Commitment or the Alternative Financing, as the case may be, shall be promptly disclosed to the Company. None of Parent, Parent SubCo or any of their respective Affiliates will knowingly attempt, directly or indirectly, to induce or encourage the Lender (or lender of the Alternative Financing) not to fund any of the Financing provided for in the Financing Commitment or the Alternative Financing, as the case may be, where such funding is otherwise permitted thereunder; provided, however, the foregoing shall not be deemed to prohibit the taking of any action in connection with obtaining any Alternative Financing.

         3.16    Benefits Matters.  (a) Parent hereby agrees that, for a period of one year immediately following the Effective Time, it shall, or it shall cause its Subsidiaries to, provide to employees of the Company and its Subsidiaries who continue employment with Parent, or any of its Subsidiaries, benefits (other than with respect to equity-based compensation) comparable in value in the aggregate to the benefits provided to such employees immediately prior to the Closing Date (excluding equity-based compensation) or to benefits provided to similarly situated employees of Parent, as determined in either case by Parent in its reasonable discretion. From and after the Effective Time, neither Parent nor any Subsidiary shall breach the terms of the Employee Plans listed on Section 2.1(j)(i) of the Company Disclosure Letter, excepting that regarding the severance guidelines provided in Section 2.1(j)(i), for a period of one year immediately following the Effective Time, Parent shall provide severance benefits generally consistent with those previously provided to employees of the Company, and consistent with competitive practice and regulatory requirements in the relevant geographic location. Where Parent has a sizeable population in a geographic location, severance benefits shall be at least comparable in value to those provided to similarly situated employees of the Parent. Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent to continue any specific employee benefit plan, program or arrangement or to continue the employment of a specific person.

                (b)   To the extent required by applicable Law or as determined by Parent in its discretion, Employees of the Company and the Subsidiaries (i) shall receive credit under the applicable employee benefit plan(s), program(s) or arrangement(s) established or maintained by Parent or any of its Subsidiaries for service required to be accrued or deemed accrued prior to the Effective Time with the Company or any Subsidiary (excluding any equity-based compensation) under Seller's relevant Employee Plans; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit and (ii) if the Effective Time occurs prior to January 1, 2007, shall receive credit for any co-payments and deductibles paid before the Effective Time during calendar year 2006 for purposes of satisfying any applicable deductible or out-of-pocket requirements under any welfare benefit plan in which such Employees may be eligible to participate after the Effective Time.

                (c)   Upon Parent's request at least five (5) Business Days prior to the Closing Date, the Company shall take any and all actions required to terminate the Company Employee Share Purchase Plan (the "ESPP") prior to the Closing Date. Such actions shall include providing to Parent executed resolutions of the Company's Board of Directors terminating the ESPP.

                (d)   Upon Parent's request at least five (5) Business Days prior to the Closing Date, the Company shall take any and all actions required to terminate the Company 401(k) Plan (the "401(k) Plan") prior to the Closing Date. Such actions shall include providing to Parent executed resolutions of the Company's Board of Directors terminating the 401(k) Plan.

ARTICLE IV.
CONDITIONS

         4.1    Conditions to Each Party's Obligation to Effect the Transactions Contemplated by this Agreement and the Arrangement.  The respective obligation of each party to effect the transactions contemplated by this Agreement and the Arrangement is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

                (a)    Company Requisite Vote.  The Company Requisite Vote shall have been duly obtained.

                (b)    Stock Exchange Listing.  The issuance of shares of Parent Common Stock to the holders of Company Common Shares pursuant to this Agreement (including upon exercise of assumed Company Options and assumed Company SARs and upon vesting of assumed Company RSUs) and the Arrangement shall have been approved for listing on the NYSE subject only to official notice of issuance.

                (c)    Interim and Final Orders.  The Interim Order and the Final Order shall each have been obtained in form and on terms satisfactory to each of the Company and Parent, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise.

                (d)    Orders of Canadian Securities Regulatory Authorities.  The orders referenced in Section 1.6 shall have been obtained.

                (e)    Regulatory Consents.  (i) The waiting period applicable to the consummation of the transactions contemplated by this Agreement and the Arrangement under the HSR Act shall have expired or been terminated; (ii) Parent shall have received written evidence that the Minister designated under the Investment Canada Act (the "Minister") is satisfied, or the Minister is deemed to be satisfied, that the transactions contemplated by this Agreement are likely of net benefit to Canada, on terms and conditions reasonably satisfactory to Parent; (iii) if the transactions contemplated by this Agreement are notifiable pursuant to Part IX of the Competition Act, (A) an advance ruling certificate (an "ARC") shall have been issued in accordance with Section 102 of the Competition Act by the Commissioner of Competition (the "Commissioner") appointed under the Competition Act or (B) Parent shall have been advised in writing by the Commissioner that the Commissioner is of the view, at that time, that, in effect, grounds do not exist to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act in respect of the transactions contemplated by this Agreement and that any terms and conditions attached to any such advice shall be acceptable to Parent acting reasonably (a "no-action letter") and either the Commissioner shall have issued a waiver under Section 113(c) of the Competition Act of the obligation to notify the Commissioner under Part IX of the Competition Act or the waiting period under Section 123 of the Competition Act shall have expired or been waived; and (iv) all notices, reports and other filings required to be made prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries with, and all consents, registrations, approvals, permits and authorizations required to be obtained prior to the Effective Time by the Company or Parent or any of their respective Subsidiaries from, those Governmental Entities listed on Schedule 4.1(e)(iv) and any other Governmental Entity (collectively, "Governmental Consents") in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and the Arrangement by the Company and Parent shall have been made or obtained (as the case may be), other than any Governmental Consents from such other Governmental Entities the failure of which to make or obtain would not have a Parent Material Adverse Effect or subject any Person to any risk of criminal liability.

                (f)    Litigation.  No court or Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Arrangement (collectively, an "Order").

         4.2    Conditions to Obligation of Parent.  The obligation of Parent to effect the transactions contemplated by this Agreement and the Arrangement is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

                (a)    Representations and Warranties.  The representations and warranties of the Company set forth in Sections 2.1(a) (Organization, Good Standing and Qualification), 2.1(b) (Capital Structure), 2.1(c) (Corporate Authority and Approval), 2.1(t) (Brokers and Finders) and clause (i) of Section 2.1(f) (Absence of Certain Changes) shall be true and correct with respect to those matters that are qualified by Company Material Adverse Effect or materiality and shall be true and correct in all material respects with respect to those matters that are not so qualified, in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date). The representations and warranties of the Company set forth in this Agreement other than those listed in the preceding sentence, shall be true and correct, without giving effect to any "material adverse effect" or other materiality qualifiers within such representations and warranties, as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and could not reasonably be expected to have, a Company Material Adverse Effect or to prevent or materially impair the ability of the Company to consummate the transactions contemplated by this Agreement and the Arrangement. Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

                (b)    Performance of Obligations of the Company.  The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date (except for Section 3.11(c) (resignation of directors), 3.12 (Affiliates), 3.14 (Credit Facilities) and paragraphs (c) and (d) of Section 3.16 (termination of ESPP and 401(k) plan), which the Company shall have performed in all respects), and Parent shall have received a certificate signed on behalf of the Company by a senior executive officer of the Company to such effect.

                (c)    Material Adverse Effect on the Company.  Since the date hereof, there shall not have been any effect, change or development that, individually or in the aggregate with other such effects, changes or developments, has had, or could reasonably be expected to have, a Company Material Adverse Effect.

                (d)    Dissent Rights.  Company Common Shareholders representing in excess of 7.5% of the outstanding Company Common Shares shall not have exercised (and not withdrawn such exercise by the close of business on the day after the day of the Company Meeting) rights of dissent in connection with the Arrangement.

         4.3    Conditions to Obligation of the Company.  The obligation of the Company to effect the transactions contemplated by this Agreement and the Arrangement is also subject to the satisfaction or waiver by the Company at or prior to the Effective Time of the following conditions:

                (a)    Representations and Warranties.  The representations and warranties of Parent set forth in Sections 2.2(a) (Organization, Good Standing and Qualification), 2.2(b) (Capital Structure), 2.2(c) (Corporate

Authority and Approval), 2.2(m) (Brokers and Finders) and clause (i) of Section 2.2(f) (Absence of Certain Changes) shall be true and correct with respect to those matters that are qualified by Parent Material Adverse Effect or materiality and shall be true and correct in all material respects with respect to those matters that are not so qualified, in each case as of the Closing Date as though made on and as of the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date). The representations and warranties of Parent set forth in this Agreement other than those listed in the preceding sentence shall be true and correct, without giving effect to any "material adverse effect" or other materiality qualifiers within such representations and warranties, as of the Closing Date as though made on the Closing Date (except to the extent any such representation and warranty expressly speaks as of an earlier date, in which case as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and could not reasonably be expected to have, a Parent Material Adverse Effect or to prevent or materially impair the ability of Parent to consummate the transactions contemplated by this Agreement and the Arrangement. The Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

                (b)    Performance of Obligations of Parent.  Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Parent by a senior executive officer of Parent to such effect.

                (c)    Material Adverse Effect on Parent.  Since the date hereof, there shall not have been any effect, change or development that, individually or in the aggregate with other such effects, changes or developments, has had, or could reasonably be expected to have, a Parent Material Adverse Effect.

ARTICLE V.
TERMINATION

         5.1    Termination.  This Agreement may be terminated and the transactions contemplated by this Agreement and the Arrangement may be abandoned at any time prior to the Effective Time, whether before or after the Company Requisite Vote has been duly obtained:

                (a)   by mutual written consent of the Company and Parent by action of their respective Boards of Directors;

                (b)   by action of the Board of Directors of Parent or the Company if any Order permanently restraining, enjoining or otherwise prohibiting consummation of the transactions contemplated by this Agreement and the Arrangement shall become final and non-appealable;

                (c)   by action of the Board of Directors of either Parent or the Company if the Arrangement shall not have been consummated by February 24, 2007 (the "Termination Date"); provided, however, that the right to terminate this Agreement pursuant to this clause shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure of the Closing to have occurred;

                (d)   by action of the Board of Directors of the Company, if (i) there shall have been a material breach of any representation, warranty, covenant or agreement on the part of Parent contained in this Agreement such that the condition set forth in Section 4.3(a) or 4.3(b) would not be satisfied and which shall not have been cured prior to the earlier of (A) 20 Business Days following notice of such breach and (B) the Termination Date; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 5.1(d)(i) if the Company is then in material breach of any of its covenants or agreements contained in this Agreement; or (ii) before the Company Requisite Vote has been duly obtained, in accordance with, and subject to the terms and conditions of, Section 3.2(d);

                (e)   by action of the Board of Directors of Parent if (i) there shall have been a material breach of any representation, warranty, covenant or agreement on the part of the Company contained in this Agreement such that the condition set forth in Section 4.2(a) or 4.2(b) would not be satisfied and which shall not have been cured prior to the earlier of (A) 20 Business Days following notice of such breach and (B) the Termination Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 5.1(e)(i) if Parent is then in material breach of any of its covenants or agreements contained in this Agreement; (ii) the Board of Directors of the Company (A) shall have withdrawn, modified or changed in a manner adverse to Parent its approval or recommendation of the transactions contemplated by this Agreement, or shall have resolved to effect any of the foregoing, (B) shall fail to publicly reaffirm its approval or recommendation of the transactions contemplated by this Agreement within 10 Business Days of receipt of a written request by Parent to provide such reaffirmation, or (C) shall have recommended to the Company Common Shareholders an Acquisition Proposal other than the transactions contemplated hereunder, or shall have resolved to effect any of the foregoing; or (iii) the Company Meeting is cancelled, adjourned or postponed, except as expressly permitted by this Agreement or as agreed to by Parent in writing or as required by the Court; or

                (f)    by action of the Board of Directors of either Parent or the Company if the Company Requisite Vote shall not have been obtained at a meeting duly convened therefor or at any adjournment or postponement thereof.

         5.2    Effect of Termination and Abandonment.  (a) In the event of termination of this Agreement and the abandonment of the transactions contemplated by this Agreement and the Arrangement pursuant to this Article V, this Agreement (other than as set forth in Section 6.1) shall become void and of no effect with no liability on the part of any party hereto (or of any of its directors or other Representatives); provided, however, except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages resulting from any intentional breach of this Agreement.

                (b)   If this Agreement is terminated pursuant to Section 5.1(f), then the Company shall pay Parent an amount equal to the sum of Parent's Expenses (not to exceed $9,000,000 in the aggregate) for which Parent has not theretofore been reimbursed by the Company. "Expenses" includes all documented reasonable out-of-pocket expenses (including all fees and expenses of financing sources (including those who are parties to the Financing Commitments or any replacement financing commitment), counsel, accountants, investment bankers, experts and consultants to Parent and its affiliates) incurred by Parent or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the Financing. Payment of Parent's Expenses pursuant to this Section 5.2(b) shall be made not later than two Business Days after delivery to the Company of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of Parent (which itemization may be supplemented and updated from time to time by Parent until the thirtieth day after Parent delivers such notice of demand for payment).

                (c)   In the event that this Agreement is terminated by the Company pursuant to Section 5.1(d)(ii) or by Parent pursuant to Section 5.1(e)(ii), then the Company shall pay $162,000,000 (such amount, the "Termination Fee") to Parent, at or prior to the time of, and as a pre-condition to the effectiveness of, termination in the case of a termination pursuant to Section 5.1(d)(ii) or as promptly as practicable (but in any event within two Business Days) in the case of a termination pursuant to Section 5.1(e)(ii), payable by wire transfer of same day funds.

                (d)   In the event that (i) this Agreement is terminated (A) by Parent or the Company pursuant to Section 5.1(f) and, at any time after the date hereof and prior to the Company Meeting, an Acquisition Proposal shall have been made known to the Company or publicly disclosed, (B) by Parent pursuant to Section 5.1(e)(i) or Section 5.1(e)(iii) and, at any time after the date hereof and prior to the breach giving rise to Parent's right to terminate under Section 5.1(e)(i) or the date of cancellation, adjournment or postponement of the Company meeting under Section 5.1(e)(iii), an Acquisition Proposal shall have been made known to the Company or publicly disclosed, or (C) by Parent or the Company pursuant to Section 5.1(c) and at any time after the date hereof and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to the Company or publicly disclosed, and (ii) within twelve months after this termination, (A) the Company enters into an agreement in respect of any Acquisition Proposal, or (B) a transaction in respect of any Acquisition Proposal is consummated, then the Company shall pay the Termination Fee (minus the amount, if any, previously paid pursuant to Section 5.2(b)) to Parent, by wire transfer of same day funds, on the date of the agreement in respect of the Acquisition Proposal or, if earlier, consummation of the transaction in respect of the Acquisition Proposal, as may be applicable; provided, however, in the event the Termination Fee becomes due pursuant to clause (ii)(A) of this Section 5.2(d) and the Acquisition Proposal is not completed within 24 months after termination of this Agreement, Parent shall repay the Termination Fee to the Company. For the purposes of clause (ii), reference in the definition of the term "Acquisition Proposal" to the phrase "20% or more" shall be deemed to read "50% or more".

                (e)   The Company acknowledges that the agreements contained in this Section 5.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 5.2, and, in order to obtain the payment, Parent commences a suit which results in a judgment against the Company for the payment set forth in this Section 5.2, the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys' fees) in connection with this suit, together with interest on the amount due from each date for payment until the date of the payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

         5.3    Supply Arrangements.

                (a)    Company Supply to the Market.  Upon the occurrence of a Termination Event, the Company shall, notwithstanding such termination of the Agreement, for the duration of the Supply Term, assure supply of and sell its Parent Compatible Chipsets to its customers; provided, however, for the purposes of this Section 5.3(a), "Parent Compatible Chipset" will be deemed to exclude the RS790 if and when either (i) the Company is acquired under the circumstances set forth on Schedule 5.3(a)(i), (ii) the Company discontinues its chipset business, or (iii) the Company or its operations relating to the design and sale of chipsets is acquired by a third party (other than under the circumstances set forth on Schedule 5.3(a)(i)), in a bona fide sale transaction and such third-party acquirer assumes the Company's existing obligations to its customers to supply the RS790; provided, further, if the Company is acquired by a third party as set forth in subsection 5.3(a)(iii) (other than under the circumstances set forth on Schedule 5.3(a)(i)) that, at the time of such acquisition, has the capability to develop and sell to customers chipsets that have similar functionality to Parent Compatible Chipsets and compatibility with Parent Processors, the definition of Parent Compatible Chipsets may be modified to substitute the RS790 with another chipset product based upon a "DX-10" graphics core if such product is compatible with Parent Processors and is generally acceptable in the market places targeted by the Parent Processors. Company or its successor shall provide Parent with written notice at least six (6) months in advance of the initial distribution of the substituted product to a customer.

                (b)    Company Supply to Parent.  Upon the occurrence of a Termination Event, for the duration of the Parent Supply Term, the Company shall sell to Parent, for its own use or for distribution by or for Parent, on commercially reasonable and mutually agreed upon terms, and in accordance with the "Master Purchase and Sale Agreement" attached hereto as Exhibit D, Parent Compatible Chipsets that the Company is required, in accordance with Section 5.3(a), to sell to its customers.

ARTICLE VI.
MISCELLANEOUS AND GENERAL

         6.1    Survival.  This Article VI and the agreements of the Company and Parent contained in Sections 3.8 (Expenses), 3.9 (Indemnification; Directors' and Officers' Insurance), and 3.11 (Board Matters), shall survive the consummation of the Arrangement. This Article VI, the agreements of the Company and Parent contained in Sections 3.8 (Expenses), 5.2 (Effect of Termination and Abandonment) and 5.3 (Supply Arrangements) and the Confidentiality Agreement shall survive the termination of this Agreement indefinitely, in the case of Sections 3.8 and 5.2, and in accordance with their respective terms, in the case of Section 5.3 and the Confidentiality Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Arrangement or the termination of this Agreement.

        6.2    Modification or Amendment.    Subject to the provisions of applicable Law, at any time prior to the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided that, after the Company Requisite Vote is obtained, no such amendment or waiver shall, without the further approval of those Persons required for the Company Requisite Vote, make any change that would require such approval under applicable Law.

        6.3    Waiver of Conditions.    The conditions to each of the parties' obligations to consummate the transactions contemplated hereby are for the sole benefit of such party and may be waived by such party in whole or in part but only in writing and to the extent permitted by applicable Law. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies in this Agreement provided shall be cumulative and not exclusive of any rights or remedies provided by applicable Law.

        6.4    Counterparts.    This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement. This Agreement shall become effective when each party shall have received a counterpart hereof signed by all of the other parties. Until and unless each party has received a counterpart hereof signed by the other party, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

        6.5    Governing Law and Venue.    THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA (EXCEPT FOR THE MATTERS SUBJECT TO THE CBCA (INCLUDING THE DUTIES OF THE DIRECTORS OF THE COMPANY AND THE PLAN OF ARRANGEMENT), WHICH SHALL BE INTERPRETED, CONSTRUED, PERFORMED AND GOVERNED BY AND IN ACCORDANCE WITH THE CBCA), WITHOUT REGARD TO ITS CONFLICT OF LAW PRINCIPLES. The parties hereby irrevocably submit, to the extent permitted by applicable law, to the exclusive jurisdiction of the courts of the State of California and the Federal courts of the United States of America located in the Northern District of the State of California solely in respect of the interpretation and enforcement of the provisions of this Agreement, and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby (except for such matters that are exclusively subject to the jurisdiction of a Canadian court pursuant to the CBCA), and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that it is the intention of such party that all claims with respect to such action or proceeding shall be heard and determined in such a California State or Federal court. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 6.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

        6.6    Notices.    Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, or by facsimile:

    if to Parent:

    Advanced Micro Devices, Inc.
    One AMD Place
    P.O. Box 3453
    Sunnyvale, California 94088-3453
    Attention: General Counsel
    Fax: (408) 774-7002

    with copies to:

    Latham & Watkins LLP
    140 Scott Drive
    Menlo Park, California 94025
    Attention: Christopher L. Kaufman
    Tad J. Freese
    Nicholas S. O'Keefe
    Fax: (650) 463-2600

    McCarthy Tétrault LLP
    Suite 4700, Toronto
    Dominion Bank Tower,
    Toronto-Dominion Centre
    Toronto, Canada M5K1E6
    Attention: David E. Woollcombe
    Garth M. Girvan
    Fax: (416) 868-0673

    if to the Company:

    ATI Technologies Inc.
    1 Commerce Valley Drive East

    Markham, Ontario, Canada L3T 7X6
    Attention: General Counsel
    Fax: (905) 709-6950

    with copies to:

    Shearman & Sterling LLP
    Commerce Court West
    199 Bay Street, Suite 4405
    P.O. Box 247
    Toronto, Canada M5L 1E8
    Attention: Christopher J. Cummings
    Adam M. Givertz
    Fax: (416) 360-2958

    Goodmans LLP
    250 Yonge St., Suite 2400
    Toronto, Canada M5B 2M6
    Attention: Jonathan Lampe
    Sheldon Freeman
    Fax: (416) 979-1234

or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.

        6.7    Entire Agreement.    This Agreement (including any exhibits hereto), the Company Disclosure Letter, the Parent Disclosure Letter and the Confidentiality Agreement, dated June 13, 2006, between Parent and the Company (the "Confidentiality Agreement") constitute the entire agreement and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof.

        6.8    No Third Party Beneficiaries.    This Agreement (except Section 3.9 (Indemnification; Directors' and Officers' Insurance)), is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

        6.9    Obligations of Parent and of the Company.    Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action.

        6.10    Definitions.    For purposes of this Agreement, the following terms have the meanings specified in this Section 6.10:

        "Acquisition Proposal" means any proposal or offer (written or oral) relating to any merger, consolidation, amalgamation, take-over bid, tender offer, arrangement, recapitalization, liquidation, dissolution, share exchange or sale of assets representing 20% or more of the net income, revenues or assets of the Company and its Subsidiaries, taken as a whole (or any license, lease, long-term supply agreement or other arrangement having the same economic effect as a sale of assets representing 20% or more of the net income, revenues or assets of the Company and its Subsidiaries, taken as a whole), any purchase or sale of shares of share capital or other securities of the Company or any of its Subsidiaries or rights or interests therein or thereto representing 20% or more of the voting power of the share capital of the Company or any of its Subsidiaries representing 20% or more of the net income, revenues or assets of the Company and its Subsidiaries, taken as a whole, or similar transactions involving the Company and/or such Subsidiaries, including a tender or exchange offer, excluding the Arrangement and the transactions contemplated by this Agreement.

        "Affiliates" means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with such Person.

        "Business Days" means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Toronto, Ontario are authorized or required by law to close.

        "Canadian Securities Regulatory Authorities" means the OSC and each other securities commission or similar regulatory authority in each of the provinces of Canada.

        "Company Material Adverse Effect" means a change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with other such changes, effects, events, occurrences, states of facts or developments, is both material and adverse with respect to the financial condition, business, operations, results of operations, properties, assets or liabilities of the Company and its Subsidiaries taken as a whole, as the case may be; provided, however, that to the extent any effect, event, occurrence, state of facts or development is caused by or results from any of the following, it shall not be taken into account in determining whether there has been (or whether there could reasonably be expected to be) a "Company Material Adverse Effect": (A) conditions affecting the United States or Canadian economy generally, (B) conditions generally affecting the industries in which the Company conducts its business, (C) any direct of indirect actions of Nvidia Corporation or Intel Corporation, (D) conditions directly caused by the actions of Parent or resulting from actions taken in accordance with a request or the consent of Parent made after the date hereof, (E) any delays or cancellation of orders caused by the announcement of this Agreement, (F) any change in the market price or trading volume of securities or failure by the Company to meet published securities analyst estimates (but not the underlying causes thereof), (G) material worsening of market conditions caused by acts of terrorism or war occurring after the date hereof; (H) any stockholder litigation arising from allegations of breach of fiduciary duty relating to this Agreement; and (I) any losses of employees caused by the announcement of this Agreement.

        "Environmental Law" means any federal, state, provincial, local, Canadian or non-Canadian statute, law, regulation, order, decree, permit, approval, authorization, common law or agency requirement relating to: (A) the protection, investigation or restoration of the environment, health, safety, or natural resources, (B) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance or (C) noise, odor, indoor air, employee exposure, wetlands, pollution, contamination or any injury or threat of injury to persons or property relating to any Hazardous Substance.

        "Exchange Act" means the Securities Exchange Act of 1934, as amended.

        "Existing Customer" means a third party to which the Company supplies Parent Compatible Chipsets as of the date hereof, including pursuant to a written agreement currently in effect between Company and such third party, under purchase orders, or otherwise arising from custom of trade.

        "Hazardous Substance" means any substance that is: (A) listed, classified or regulated pursuant to any Environmental Law; (B) any petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive material or radon; and (C) any other substance which is the subject of regulatory action by any Government Entity in connection with any Environmental Law.

        "Intellectual Property Rights" means all (a) United States, Canadian and non-United States or non-Canadian patents and patent applications (and any patents that issue as a result of those patent applications), and any renewals, reissues, reexaminations, extensions, continuations, continuations-in-part, divisions and substitutions relating to any of the patents and patent applications, as well as all related foreign patents and patent applications that are counterparts to such patents and patent applications, (b) United States, Canadian and non-United States or non-Canadian trademarks, service marks, trade dress, logos, trade names and corporate names, whether registered or unregistered, and the goodwill associated therewith, together with any registrations and applications for registration thereof, (c) United States, Canadian and non-United States or Canadian copyrights and rights under copyrights, whether registered or unregistered, including moral rights, and any registrations and applications for registration thereof, (d) United States, Canadian and non-United States or non-Canadian foreign mask work rights and registrations and applications for registration thereof, (e) rights in databases and data collections (including knowledge databases, customer lists and customer databases) under the laws of the United States, Canada or any other jurisdiction, whether registered or unregistered, and any applications for registration therefor; (f) trade secrets and other rights in know-how and confidential or proprietary information (including any business plans, designs, technical data, customer data, financial information, pricing and cost information, bills of material, or other similar information), (g) URL and domain name registrations, (h) inventions (whether or not patentable) and improvements thereto, (i) other proprietary or intellectual property rights now known or hereafter recognized in any jurisdiction.

        "knowledge" means the actual knowledge of the executive officers and any general counsel or associate general counsel of the referent Person.

        "OEM" means original equipment manufacturer.

        "OSC" means the Ontario Securities Commission.

        "Parent Common Stock" means the common stock, par value $0.01, of Parent.

        "Parent Compatible Chipsets" means the Company's current chip set products (e.g. 48xx and 690 families of chip set products, SB400, SB450 and SB600 chip set products) that include graphics as their primary function and that are directly compatible with, and intended to interface directly with a Parent Processor, including the following Company products that are currently under development, known by the Company as: "RS690," "RD790," "RS790" and "SB700."

        "Parent Material Adverse Effect" means a change, effect, event, occurrence, state of facts or development that, individually or in the aggregate with other such changes, effects, events, occurrences, states of facts or developments, is both material and adverse with respect to the financial condition, business, operations and results of operations of Parent and its Subsidiaries taken as a whole, as the case may be; provided, however, that to the extent any effect, event, occurrence, state of facts or development is caused by or results from any of the following, it shall not be taken into account in determining whether there has been (or whether there could reasonably be expected to be) a "Parent Material Adverse Effect": (A) conditions affecting the United States or Canadian economy generally, (B) conditions generally affecting the industries in which Parent conducts its business, (C) any direct of indirect actions of Nvidia Corporation or Intel Corporation, (D) conditions directly caused by the actions of the Company or resulting from actions taken in accordance with a request or the consent of the Company made after the date hereof, (E) any delays or cancellation of orders caused by the announcement of this Agreement, (F) any change in the market price or trading volume of securities or failure by Parent to meet published securities analyst estimates (but not the underlying causes thereof), (G) material worsening of market conditions caused by acts of terrorism or war occurring after the date hereof; (H) any stockholder litigation arising from allegations of breach of fiduciary duty relating to this Agreement; and (I) any losses of employees caused by the announcement of this Agreement.

        "Parent Processor" means Parent's current x86 processor products and x86 processor products in development.

        "Parent Supply Term" means the period beginning upon the occurrence of a Termination Event, and ending on the later of: (i) the second anniversary of the date hereof and (ii) the end of the period for which the Company would be contractually required to supply or otherwise customarily supply such products to Existing Customers (including "end-of-life" terms identified either in written agreements, purchase orders, or arising from custom of trade).

        "Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

        "RS790" means the chip set under development by the Company and known by the Company as RS790, which includes a HT3 bus interface, DX-10 graphics core, PCI Express second generation expansion bus, universal video decoder and advanced video processor.

        "Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated under such Act or the Exchange Act.

        "SEC" means the U.S. Securities and Exchange Commission.

        "Securities Act" means the Securities Act of 1933, as amended.

        "Securities Laws" means the Securities Act (Ontario) and the equivalent legislation in the other provinces of Canada, the Securities Act and the Exchange Act, all as now enacted or as the same may from time to time be amended, and the applicable rules and regulations promulgated thereunder.

        "Software" means computer software, programs and databases in any form, including Internet web sites, web content and links, source code, executable code, tools, developers kits, utilities, graphical user interfaces, menus, images, icons, and forms, and all versions, updates, corrections, enhancements and modifications thereof, and all related documentation, developer notes, comments and annotations related thereto.

        "Subsidiary" means, with respect to the Company or Parent, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries; provided, however, Commerce Valley Realty Holdings Inc. shall be deemed to be a Subsidiary of the Company; provided, further, Spansion Inc. shall not be deemed to be a Subsidiary of Parent.

        "Superior Proposal" means any unsolicited bona fide written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified (each such amendment or modification being deemed a new Superior Proposal)) (i) that relates to more than 50.0% of the outstanding Company Common Shares or 50.0% of the assets of the Company and its Subsidiaries taken as a whole, (ii) for which financing, if required, is then committed, and (iii) which the Board of Directors of the Company determines in good faith, following the receipt of advice of its outside legal counsel and financial advisors, to be (A) more favorable to the Company Common Shareholders from a financial point of view (taking into account probability of closing and all other terms and conditions of such proposal and this Agreement and any changes to the financial terms of this Agreement proposed by Parent in response to such offer or otherwise) than the Arrangement, and (B) is reasonably capable of being completed, taking into account all legal, regulatory and other aspects of such proposal.

        "Supply Term" means the period beginning upon the occurrence of a Termination Event, and ending on the later of: (i) the second anniversary of the date hereof; (ii) in the case of an Existing Customer having a written supply agreement, the end of the period of committed supply for the particular Parent Compatible Chipset (including "end-of-life" terms); and (iii) in the case of an Existing Customer that purchases only by way of purchase orders, the end of the period for which the Company would be contractually required to or otherwise customarily supply such Parent Compatible Chipset to such customer (including "end-of-life" terms).

        "Tax" (including, with correlative meaning, the terms "Taxes," and "Taxable") includes all United States federal, Canadian federal, state, provincial, local and non-United States or Canadian income, profits, franchise, capital, gross receipts, environmental, customs duty, share capital, capital stock, severances, stamp, document, transfer, payroll, sales, employment, unemployment, social security, disability, use, property, withholding, excise, production, value added, goods and services, harmonized sales, occupancy and other taxes, duties or assessments of any nature whatsoever (including employment insurance premiums or contributions and Canada and Quebec pension plan premiums or contributions), together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

        "Tax Return" includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) supplied or required to be supplied to a Tax authority relating to Taxes.

        "Technology" means tangible embodiments of Intellectual Property Rights, whether in electronic, written or other media, including Software, technical documentation, specifications, designs, bills of material, build instructions, test reports, schematics, algorithms, application programming interfaces, user interfaces, routines, formulae, test vectors, IP cores, net lists, photomasks, databases, lab notebooks, processes, prototypes, samples, studies, or other know-how and other works of authorship.

        "Termination Event" means the termination of this Agreement prior to the Effective Date in accordance with Section 5.1.

        "Transaction Consideration" means the shares of Parent Common Stock and cash to be delivered to Company Common Shareholders and holders of Company Options and Company RSUs pursuant to Section 2.2 of the Plan of Arrangement.

        6.11    Severability.    The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability or the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

        6.12    Interpretation.    The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Unless otherwise indicated, references in this Agreement to dollars or "$" are to United States currency.

        6.13    Assignment.    This Agreement shall not be assignable by operation of law or otherwise and any purported assignment in violation of this Agreement is null and void, except that Parent may transfer or assign, in whole or form time to time in part, to one or more of its wholly owned Subsidiaries, the right to enter into the transactions contemplated by this Agreement, but any such transfer or assignment shall not relieve Parent of its obligations hereunder.

        6.14    Specific Performance.    The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in any federal court located in the Northern District of California or any California state court, in addition to any other remedy to which they are entitled at law or in equity.

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by a duly authorized officer of each party hereto as of the date first written above.

ADVANCED MICRO DEVICES, INC.

By:	Name: Derrick R. Meyer Title: President and Chief Operating Officer

1252986 ALBERTA ULC

By:	Name: Robert J. Rivet Title: Director

ATI TECHNOLOGIES INC.

By:	Name: Title:

By:	Name: Title:

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by a duly authorized officer of each party hereto as of the date first written above.

ADVANCED MICRO DEVICES, INC.

By:	Name: Derrick R. Meyer Title: President and Chief Operating Officer

1252986 ALBERTA ULC

By:	Name: Robert J. Rivet Title: Director

ATI TECHNOLOGIES INC.

By:	Name: Title:

By:	Name: Title:

        IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by a duly authorized officer of each party hereto as of the date first written above.

ADVANCED MICRO DEVICES, INC.

By:	Name: Derrick R. Meyer Title: President and Chief Operating Officer

1252986 ALBERTA ULC

By:	Name: Robert J. Rivet Title: President

ATI TECHNOLOGIES INC.

By:	Name: Dave Orton Title: President and Chief Executive Officer

By:	Name: Richard Brait Title: General Counsel

EXHIBIT B

[The Plan of Arrangement, as originally attached to ATI's Material Change Report dated July 24, 2006 as posted on SEDAR, has been amended and may be found at Appendix E to the Circular.]

APPENDIX C

CREDIT SUISSE FAIRNESS OPINION

[Letterhead of Credit Suisse]

July 23, 2006

Board of Directors
ATI Technologies Inc.
1 Commerce Valley Drive East
Markham, Ontario
L3T 7X6

Members of the Board:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common shares, without par value ("Company Common Stock"), of ATI Technologies Inc. (the "Company") of the Acquisition Consideration (as defined below) to be received by such holders pursuant to the terms of the Acquisition Agreement (the "Acquisition Agreement") to be entered into by and among Advanced Micro Devices, Inc. ("Parent"), 1252986 Alberta ULC ("Merger Subsidiary"), a wholly-owned subsidiary of Parent, and the Company in accordance with the terms of the plan of arrangement attached to the Acquisition Agreement as Exhibit B (the "Plan of Arrangement"). The Acquisition Agreement and the Plan of Arrangement provide for, among other things, a transaction (the "Transaction") in which Merger Subsidiary will acquire each outstanding share of Company Common Stock, other than shares of Company Common Stock to be canceled pursuant to Section 2.2(b) of the Plan of Arrangement, and that holders of the shares of Company Common Stock may elect to receive as consideration for each share of Company Common Stock (the "Acquisition Consideration") the equivalent of US$16.40 in cash and 0.2229 shares of common stock, $0.01 par value per share ("Parent Common Stock"), of Parent (subject to proration related to limitations on both the aggregate amount of cash paid by Parent and the aggregate number of shares of Parent Common Stock issued, as set forth in the Plan of Arrangement, as to which we express no opinion).

In arriving at our opinion, we have reviewed drafts of the Acquisition Agreement, Plan of Arrangement and certain publicly available business and financial information relating to the Company and Parent. We also have reviewed certain other information, including financial forecasts, provided to or discussed with us by the managements of the Company and Parent, and have met with the managements of the Company and Parent to discuss the business and prospects of the Company and Parent. We have also considered certain financial and stock market data of the Company and Parent and we have compared that data with similar data for publicly held companies in businesses we deemed similar to those of the Company and Parent, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also have considered such other information, financial studies, analyses and investigations and financial, economic and market criteria that we deemed relevant.

In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on such information being complete and accurate in all material respects. With respect to the financial forecasts for the Company that we have reviewed, we have been advised and we have assumed that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third-party consents, approvals, or agreements in connection with the Transaction, no delay, modification, limitation, restriction or condition will be imposed that would have an adverse effect on the Company or the contemplated benefits of the Transaction, that the Acquisition Agreement, the Plan of Arrangement and other related agreements when signed will conform to the drafts of such agreements reviewed by us in all respects material to our analyses and that the Transaction will be consummated in accordance with the terms of the draft Acquisition Agreement, the draft Plan of Arrangement and other related agreements reviewed by us without waiver, modification or amendment of any material term, condition or agreement therein. In addition, we have

C-1

not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion addresses only the fairness, from a financial point of view, to the holders of shares of Company Common Stock of the Acquisition Consideration and does not address any other aspect or implication of the Transaction or any other agreement, arrangement or understanding entered into in connection with the Transaction or otherwise. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of the shares of Parent Common Stock will actually be when issued to holders of shares of Company Common Stock, pursuant to the Transaction or the prices at which shares of Parent Common Stock will trade at any time. Our opinion does not address the relative merits of the Transaction as compared to other business strategies or transactions that might be available to the Company, nor does it address the underlying business decision of the Company to proceed with the Transaction.

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee for rendering this opinion. In addition, the Company has agreed to indemnify us for certain liabilities and other items arising out of our engagement. From time to time, we and our affiliates have in the past provided, are currently providing and in the future may provide, investment banking and other financial services to the Company, for which we have received, and would expect to receive, compensation and we and our affiliates have in the past provided, and in the future may provide, investment banking and other financial services to Parent, for which we have received, and would expect to receive, compensation. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our or their own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, Parent and any other company that may be involved in the Transaction, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of the Company in connection with its evaluation of the Transaction and does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to any matters relating to the Transaction.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Acquisition Consideration to be received by the holders of shares of Company Common Stock in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,
(Signed) CREDIT SUISSE SECURITIES (USA) LLC

C-2

APPENDIX D
GENUITY FAIRNESS OPINION

Genuity Capital Markets
Scotia Plaza, Suite 4900
40 King Street W, PO Box 1007
Toronto, ON M5H 3Y2

T 416.603.6000
 F 416.603.3099
genuitycm.com

July 23, 2006

The Board of Directors
ATI Technologies Inc.
1 Commerce Valley Drive East
Markham, Ontario
Canada L3T 7X6

To the Board of Directors:

        Genuity Capital Markets ("Genuity") understands that ATI Technologies Inc. (the "Company") intends to enter into an agreement (the "Acquisition Agreement") with Advanced Micro Devices, Inc. ("AMD") and 1252986 Alberta ULC ("SubCo"), a wholly-owned subsidiary of AMD, providing for the acquisition by SubCo of all of the issued and outstanding common shares in the capital of the Company ("Common Shares") pursuant to the terms of an arrangement (the "Arrangement") carried out under the provisions of section 192 of the Canada Business Corporations Act. Genuity further understands that, under the terms of the Arrangement, (1) holders ("Shareholders") of Common Shares will be entitled to elect to receive cash or shares of AMD common stock ("Common Stock"), (2) holders ("Optionholders") of outstanding options to purchase Common Shares ("Options") will receive options to purchase shares of AMD common stock, (3) holders ("RSU Holders") of outstanding restricted share units with respect to Common Shares ("RSUs") will receive restricted stock units with respect to shares of AMD common stock and (4) holders ("DSU Holders" and, together with Shareholders, Option Holders and RSU Holders, the "Securityholders") of deferred share units with respect to Common Shares ("DSUs" and, together with the Common Shares, Options and RSUs, the "Securities") will be entitled to receive cash, (the consideration to be received by the respective Securityholders being collectively referred to hereinafter as the "Consideration"), all as more fully described, together with other terms and conditions of the Arrangement, in the Plan of Arrangement annexed as Exhibit B to the Acquisition Agreement and as will be described in the management information circular (the "Circular"), which will be mailed to Securityholders in connection with the Arrangement.

        The Company has retained Genuity to provide advice and assistance to the Board of Directors (the "Board") of the Company in evaluating the Arrangement, including the preparation and delivery to the Board of Genuity's opinion as to the fairness, from a financial point of view, of the Consideration payable under the Arrangement to the Securityholders (the "Fairness Opinion").

Engagement

        The Board initially contacted Genuity regarding a potential advisory assignment in July, 2006 and Genuity was formally engaged by the Board through an agreement between the Company and Genuity (the "Engagement Agreement") effective July 20, 2006. The Engagement Agreement provides the terms upon which Genuity has agreed to act as the Board's financial advisor solely in connection with the Arrangement, including by providing the Fairness Opinion. The terms of the Engagement Agreement provide that Genuity is to be paid a fee for its services as financial advisor, including fees on delivery of the Fairness Opinion and fees relating to other services that are contingent on the completion of the Arrangement. In addition, Genuity is to be reimbursed for certain of its out-of-pocket expenses and to be indemnified by the Company in certain circumstances.

        Genuity consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof (provided such summary is in a form acceptable to Genuity) in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada and with the United States Securities and Exchange Commission.

Relationship with Interested Parties

        Neither Genuity, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, AMD, SubCo or any of their respective associates or affiliates. Genuity has not been engaged to provide any financial advisory services nor has it participated in any financings involving the Company, AMD, SubCo or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement. There are no understandings, agreements or commitments between Genuity and the Company, AMD, SubCo or any of their respective associates or affiliates with respect to any future business dealings. Genuity may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company or AMD, or any of their respective associates or affiliates. All fees payable to Genuity in connection with the preparation and delivery of the Fairness Opinion are to be paid, under the terms of the Engagement Agreement, on or prior to the delivery of the Fairness Opinion. While Genuity is entitled to additional fees under the terms of the Engagement Agreement upon completion of the Arrangement, these fees are in relation to other services it is providing for the Company. Accordingly, Genuity considers itself to be independent for purposes of providing the Fairness Opinion.

        In the ordinary course of its business, Genuity acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company or AMD, or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, Genuity conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company, AMD or the Arrangement.

Credentials of Genuity Capital Markets

        Genuity is an independent investment bank providing a full range of corporate finance, merger and acquisition, financial restructuring, institutional sales and trading, and equity research services. Genuity has professionals and offices across Canada, as well as in the United States. The Fairness Opinion expressed herein represents the opinion of Genuity and the form and content herein have been approved for release by a committee of its principals, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

        In connection with the Fairness Opinion, Genuity reviewed, considered, and relied upon (without attempting to verify independently the completeness or accuracy thereof) or carried out, among other things, the following:

1.
the execution draft of the Acquisition Agreement dated July 23, 2006;

2.
the Plan of Arrangement annexed as Exhibit B to the execution draft of the Acquisition Agreement dated July 23, 2006;

3.
the Company Disclosure Letter (as defined in the Acquisition Agreement) delivered by the Company to AMD prior to the date of the Acquisition Agreement;

4.
the execution draft of the form of voting agreement to be entered into between each of the directors and executive officers of the Company and AMD;

5.
the Company's Share Option Plan, amended and effective as of January 25, 2005;

6.
the Company's Restricted Share Unit Plan for U.S. Directors and Employees, amended and restated and effective as of January 31, 2005;

7.
the Company's Restricted Share Unit Plan for Canadian Directors and Employees, amended and restated and effective as of January 31, 2005;

8.
the Company's Restricted Share Unit Plan for Global Directors and Employees, amended and restated and effective as of January 31, 2005;

9.
the Company's Deferred Share Unit Plan for Directors, dated December 18, 2003;

10.
financial models, forecasts and related confidential information provided by management of the Company;

11.
financial models, forecasts and related confidential information provided by AMD;

12.
annual reports to shareholders of the Company for the year ending August 31, 2004 and year ending August 31, 2005;

13.
AMD's annual reports on Form 10-K for the year ending December 26, 2004 and the year ending December 25, 2005;

14.
quarterly reports of the Company for each of the periods ending November 30, 2005, February 28, 2006 and May 31, 2006;

15.
AMD's quarterly report on Form 10-Q for the period ending March 26, 2006;

16.
annual information forms of the Company for the year ending August 31, 2004 and the year ending August 31, 2005;

17.
management information circulars of the Company dated December 17, 2004 and December 1, 2005;

18.
the Schedule 14A proxy statements of AMD first distributed on or about March 27, 2006 and March 10, 2005, as amended;

19.
recent press releases and other documents filed by the Company on SEDAR at www.sedar.com and by AMD on EDGAR at www. sec.gov;

20.
discussions with senior management of the Company concerning the Company's financial condition, its future business prospects, the background to the Arrangement and potential alternatives to the Arrangement;

21.
discussions with senior management of AMD concerning AMD's financial condition, its future business prospects, the background to the Arrangement and potential alternatives to the Arrangement;

22.
near final draft of the acquisition financing commitment letter dated July 23, 2006;

23.
discussions with legal counsel of the Company;

24.
public information relating to the business, operations, financial performance and stock trading history of selected public companies considered by us to be relevant;

25.
public information with respect to other transactions of a comparable nature considered by us to be relevant;

26.
public information regarding the semiconductor industry;

27.
analyst research commentary on the Company, AMD and other selected companies considered to be relevant;

28.
a letter of representation as to certain factual matters and the completeness and accuracy of certain information upon which the Fairness Opinion is based, addressed to us and dated the date hereof, provided by senior officers of the Company;

29.
certain other corporate, industry and financial market information, investigations and analyses as Genuity considered necessary or appropriate in the circumstances.

        Genuity has assumed the accuracy and fair presentation of, and has relied upon, the audited consolidated financial statements of the Company and of AMD and the reports of the relevant auditors thereon.

Prior Valuations

        The Company has represented to Genuity that there have not been any prior valuations (as defined in Ontario Securities Commission Rule 61-501) of the Company or its material assets or its securities in the past twenty-four month period.

Assumptions and Limitations

        Genuity has not prepared a formal valuation or appraisal of the Company or AMD or any of their respective securities or assets and the Fairness Opinion should not be construed as such. Genuity has, however, conducted such analyses as it considered necessary in the circumstances. In addition, the Fairness Opinion is not, and should not be construed as, advice as to the price at which the Common Shares or Common Stock may trade at any future date. Genuity was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement. Without limiting the generality of the foregoing, Genuity has not reviewed and is not opining upon the tax treatment under the Arrangement to Securityholders.

        Genuity has relied, without independent verification, upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations, whether in written, electronic or oral form, obtained by it from public sources or provided to it by or on behalf of the Company or AMD and their respective senior management, associates, affiliates, consultants, agents and advisors or otherwise (collectively, the "Information") and Genuity has assumed that this Information did not omit to state any material fact or any fact necessary to be stated to make that Information not misleading. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of the Information including as to the absence of any undisclosed material change (as that term is defined in the in relation to the Company or AMD. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information. With respect to the financial models, forecasts, projections and estimates provided to Genuity and used in the analysis supporting the Fairness Opinion, we have noted that projecting future results of any company is inherently subject to uncertainty and have assumed that such financial models, forecasts, projections and estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and of AMD, as the case may be, as to the matters covered thereby and in rendering the Fairness Opinion we express no view as to the reasonableness of such forecasts, projections and estimates or the assumptions on which they are based.

        Senior officers of the Company have represented to Genuity in certificates delivered as of the date hereof, among other things, that (i) the Information provided by or on behalf of the Company or any of its associates, affiliates or subsidiaries or their respective agents or representatives to Genuity for the purpose of preparing the Fairness Opinion, unless and to the extent amended or superseded by subsequent Information provided to Genuity, (A) was, at the date the Information was provided to Genuity, and is, at the date hereof, complete, true and correct in all material respects, (B) did not and does not contain any untrue statement of a material fact and (C) did not and does not omit to state a material fact necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to Genuity, except as disclosed in writing to Genuity or as otherwise publicly disclosed by the Company, there has been no material change (as that term is defined in the Securities Act (Ontario)), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof that would have or that would reasonably be expected to have a material effect on the Fairness Opinion.

        Genuity has assumed that (i) the Information provided by or on behalf of AMD or any of its associates, affiliates or subsidiaries or their respective agents or representatives to Genuity for the purpose of preparing the Fairness Opinion, unless and to the extent amended or superseded by subsequent Information provided to Genuity, (A) was, at the date the Information was provided to Genuity, and is, at the date hereof, complete, true and correct in all material respects, (B) did not and does not contain any untrue statement of a material fact and (C) did not and does not omit to state a material fact necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; (ii) since the dates on which the Information was provided to Genuity, except as disclosed in writing to Genuity or as otherwise publicly disclosed by AMD, there has been no material change (as that term is defined in the Securities Act (Ontario)), financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of AMD or any of its associates, affiliates or subsidiaries and no material change has occurred in the Information or any part thereof that would have or that would reasonably be expected to have a material effect on the Fairness Opinion; and (iii) AMD has not filed with applicable securities regulatory authorities any report of a material change in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of AMD or any of its associates, affiliates or subsidiaries.

        The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, AMD and their respective subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to Genuity in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, Genuity made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Genuity or any party involved in the Arrangement.

        In preparing the Fairness Opinion, Genuity has made several assumptions, including that all of the conditions required to implement the Arrangement will be met. Genuity has also assumed that all draft documents referred to under "Scope of Review" above are accurate reflections, in all material respects, of the final form of such documents.

        The Fairness Opinion has been provided for the use of the Board in connection with the Board's evaluation of the Arrangement and, except as contemplated herein or in the Engagement Agreement, may not be used by any other person or relied upon by any other person and may not be quoted from, publicly disseminated or otherwise communicated to any other person without the express prior written consent of Genuity. The Fairness Opinion is given as of the date hereof and Genuity disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion that may come or be brought to Genuity's attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Genuity reserves the right to change, modify or withdraw the Fairness Opinion.

        Genuity believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not reasonably susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion does not constitute a recommendation to the Board or any Securityholder as to whether Securityholders should approve the Arrangement.

Fairness Conclusion

        Based upon and subject to the foregoing, Genuity is of the opinion that, as of the date hereof, the respective Consideration to be received by the Securityholders under the Arrangement is fair, from a financial point of view, to the Securityholders.

Yours very truly,

(Signed) GENUITY CAPITAL MARKETS

APPENDIX E

PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
INTERPRETATION

1.1   Definitions

        In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set out below (and grammatical variations of such terms shall have corresponding meanings):

        "Account" has the meaning ascribed thereto in the Company Deferred Share Unit Plan;

        "Acquisition Agreement" means the agreement dated as of July 23, 2006 between Parent and Company, as it may be amended from time to time prior to the Effective Date, providing for, among other things, the Arrangement;

        "Aggregate Amount of Cash Elected" means the aggregate amount of cash that would be payable to holders of Company Common Shares based upon the elections made pursuant to Section 2.2(b) before giving effect to the proration provisions of Section 2.2(e);

        "Aggregate Number of Shares Elected" means the aggregate number of shares of Parent Common Stock that would be issuable to holders of Company Common Shares based upon the elections made pursuant to Section 2.2(b) before giving effect to the proration provisions of Section 2.2(e);

        "Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 1.1 of the Acquisition Agreement or Article 5 hereof or made at the direction of the Court in the Final Order;

        "Arrangement Resolution" means the special resolution of the Company Common Shareholders to be considered at the Company Meeting, such resolution to be substantially in the form and content of Exhibit A to the Acquisition Agreement;

        "ArtX Plan" means the ArtX, Inc. 1997 Equity Incentive Plan, as amended on September 10, 1999, December 22, 1999 and March 20, 2000;

        "Articles of Arrangement" means the articles of arrangement of Company in respect of the Arrangement to be filed with the Director after the Final Order is made, subject to the terms of the Acquisition Agreement;

        "Business Day" means a day, other than Saturday, Sunday or other day on which commercial banks in San Francisco, California or Toronto, Ontario, Canada are authorized or required by law to close;

        "Cash Available" means the amount obtained by subtracting (a) the product of (i) the Shares Available and (ii) the Parent Closing Stock Price from (b) the product of (i) the Purchase Price per Company Common Share and (ii) the aggregate number of Company Common Shares outstanding immediately prior to the Effective Time (other than Company Common Shares held by Parent, Company, any Subsidiary of Parent, any Subsidiary of Company, Dissenting Shareholders or the Custodian or Trustee for the benefit of participants under the Company RSU Plans);

        "Cash Election" has the meaning ascribed thereto in Section 2.2(b);

        "CBCA" means the Canada Business Corporations Act and the regulations made thereunder, as amended from time to time prior to the Effective Date;

        "Certificate" means the certificate of arrangement giving effect to the Arrangement, issued by the Director pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director;

        "Code" means the United States Internal Revenue Code of 1986, as amended;

        "Company" means ATI Technologies Inc., a corporation continued under the laws of Canada;

        "Company Circular" means the notice of the Company Meeting and accompanying management information circular, including any amendments, supplements or appendices thereto, to be sent to Company Securityholders in respect of the Company Meeting;

        "Company Common Shareholders" means the holders of Company Common Shares;

        "Company Common Shares" means the common shares in the capital of Company outstanding immediately prior to the Effective Time;

        "Company Deferred Share Unit Plan" means the ATI Technologies Inc. Deferred Share Unit Plan for Directors approved by the Board of Directors of the Company on December 18, 2003;

        "Company DSUs" means the deferred share units recorded in the Accounts of Eligible Directors of the Company under the Company Deferred Unit Plan, which are outstanding and have not been cancelled pursuant to the terms of the Company Deferred Share Unit Plan;

        "Company Global RSU Plan" means the ATI Technologies Inc. Restricted Share Unit Plan for Global Directors and Employees, as amended and restated effective January 31, 2005;

        "Company Meeting" means the special meeting of Company Common Shareholders including any adjournments or postponements thereof, to be called and held in accordance with the Interim Order to consider the Arrangement;

        "Company Options" means the Company Common Share purchase options granted under the Company Stock Plans, and for greater certainty excludes the Company RSUs;

        "Company RSUs" means the restricted stock units with respect to Company Common Shares granted or restricted shares issued under the Company Stock Plans;

        "Company RSU Plans" means (i) the ATI Technologies Inc. Restricted Share Unit Plan for Canadian Directors and Employees, as amended and restated effective January 31, 2005, (ii) the ATI Technologies Inc. Restricted Share Unit Plan for U.S. Directors and Employees, as amended and restated effective January 31, 2005, and (iii) the Company Global RSU Plan;

        "Company SARs" means the share appreciation rights attached to Company Options pursuant to the Company Share Option Plan;

        "Company Securityholders" means collectively, the Company Common Shareholders and the holders of Company Options and Company RSUs;

        "Company Share Option Plan" means the ATI Technologies Inc. Share Option Plan, as amended effective January 25, 2005 and, as of the Effective Time, as amended pursuant to the terms of the Arrangement;

        "Company Stock Plans" means (i) the Company Share Option Plan, (ii) the ArtX Plan, and (iii) the Company RSU Plans, in each case, as of the Effective Time, as amended pursuant to the terms of the Arrangement;

        "Court" means the Ontario Superior Court of Justice;

        "Currency Exchange Rate" means the noon spot rate of exchange on the Effective Date for United States dollars expressed in Canadian dollars as reported by The Bank of Canada or, in the event such spot rate of exchange is not available, such spot rate of exchange on such date for United States dollars expressed in Canadian dollars as may be deemed by Parent to be appropriate for such purpose;

        "Depositary" means Computershare Investor Services Inc. at its offices set out in the Letter of Transmittal, or such other Person as appointed by Parent;

        "Director" means the Director appointed pursuant to section 260 of the CBCA;

        "Dissent Rights" has the meaning ascribed thereto in Section 3.1;

        "Dissenting Shareholder" means a holder of Company Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights;

        "DSU Cash Amount" means an amount equal to the Purchase Price per Company Common Share multiplied by the number of Company DSUs (whether vested or unvested) outstanding immediately prior to the Effective Time;

        "Effective Date" means the date shown on the Certificate;

        "Effective Time" means 12:01 a.m. (Toronto time) on the Effective Date;

        "elected" means elected in a duly completed Letter of Transmittal and Election Form deposited with the Depositary no later than the Election Deadline and "elects" and "election" shall have corresponding meanings;

        "Election Date" has the meaning ascribed thereto in Section 2.3(a);

        "Election Deadline" means 5:00 p.m. (local time) at the place of deposit on the Election Date;

        "Eligible Director" has the meaning ascribed thereto in the Company Deferred Share Unit Plan;

        "Exchange Ratio" means the number, calculated to four decimal places, obtained by dividing (i) the Purchase Price per Company Common Share by (ii) the Parent Closing Stock Price;

        "Final Order" means the final order of the Court approving the Arrangement as such order may be amended or varied at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or amended on appeal;

        "Governmental Entity" means any governmental or regulatory authority, agency, commission, body or other governmental entity;

        "holders" means, (a) when used with reference to Company Common Shares, the holders of Company Common Shares shown from time to time in the register maintained by or on behalf of Company in respect of the Company Common Shares, (b) when used with reference to Parent Common Stock, the holders of Parent Common Stock shown from time to time in the register maintained by or on behalf of Parent in respect of Parent Common Stock, (c) when used with reference to Company Options, the holders of Company Options from time to time (d) when used with reference to Company SARs, the holders of Company SARs from time to time, (e) when used with reference to Company RSUs, the holders of Company RSUs from time to time and (f) when used with reference to Company DSUs, Eligible Directors with Company DSUs recorded in their Accounts;

        "Initial Election Date" has the meaning ascribed thereto in Section 2.3(a).

        "Interim Order" means the interim order of the Court, as the same may be amended by the Court (with the consent of Parent and Company, each acting reasonably), in respect of the Arrangement, as contemplated by Section 1.3 of the Acquisition Agreement;

        "ITA" means the Income Tax Act (Canada), as amended, including the regulations promulgated thereunder;

        "Letter of Transmittal and Election Form" means the letter of transmittal and election form provided for use by holders of Company Common Shares, to be sent to holders of Company Common Shares as described in Section 2.3 hereof, together with notice of the Election Deadline, in order that holders of Company Common Shares may make the elections described in Section 2.3;

        "Lien" means any hypothec, mortgage, lien, charge, security interest, pledge, claim, right of first offer or refusal, voting agreement, encumbrance and adverse right or claim;

        "Maximum Share Number" means the number equal to (a) 19.9% of the number of shares of Parent Common Stock outstanding as of immediately prior to the Effective Time, less (b) the number of shares of Parent Common Stock issuable upon exercise of all Company Options assumed in the Arrangement and upon vesting of all Company RSUs assumed in the Arrangement after giving effect to Sections 2.2(f) and 2.2(h) hereof, and, without duplication, upon exchange of shares of Company Common Stock held by the Custodian or the Trustee under the applicable Company RSU Plan for the benefit of participants under such Company RSU Plan;

        "Non-Election Cash Amount" has the meaning ascribed thereto in Section 2.2(c);

        "Non-Election Shares" has the meaning ascribed thereto in Section 2.2(c);

        "NYSE" means the New York Stock Exchange;

        "Parent" means Advanced Micro Devices, Inc., a Delaware corporation;

        "Parent Closing Stock Price" means the volume weighted average trading price of the Parent Common Stock on the NYSE for the 10 trading days prior to the Effective Date;

        "Parent Common Stock" means the shares of common stock, par value $0.01 per share, of Parent;

        "Parent Finance Co" means LA US Finance, Inc., a Subsidiary of Parent;

        "Parent RSU" has the meaning ascribed thereto in Section 2.2(h);

        "Parent SubCo" means 1252986 Alberta ULC, an indirect wholly owned Subsidiary of Parent;

        "Person" means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature;

        "Purchase Price per Company Common Share" means the sum of (a) $16.40 and (b) the product of (i) 0.2229 and (ii) the Parent Closing Stock Price, rounded to the nearest cent;

        "Replacement Option" has the meaning ascribed thereto in Section 2.2(f);

        "Replacement SAR" has the meaning ascribed thereto in Section 2.2(g);

        "Securities Act" means the Securities Act (Ontario) and the rules and regulations made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

        "Shares Available" means the lesser of (a) the product, rounded down to the nearest whole number, of (i) 0.2229 and (ii) the aggregate number of Company Common Shares outstanding immediately prior to the Effective Time (other than Company Common Shares held by Parent, Company, any Subsidiary of Parent, any Subsidiary of Company, Dissenting Shareholders or the Custodian or Trustee for the benefit of participants under the Company RSU Plans), and (b) the Maximum Share Number;

        "Share Premium" has the meaning ascribed thereto in the Company Share Option Plan;

        "Spread Value" means the positive difference between (i) the fair market value of the underlying shares of the Replacement Options or Parent RSUs, as the case may be, at the Effective Time and (ii) the exercise price, if any, of such Replacement Options or Parent RSUs.

        "Stock Election" has the meaning ascribed thereto in Section 2.2(b);

        "Subsidiary" means, with respect to Company or Parent, as the case may be, any entity, whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such party or by one or more of its respective Subsidiaries or by such party and any one or more of its respective Subsidiaries; and

        "Surrender Price" has the meaning ascribed thereto in the Company Share Option Plan.

1.2   Interpretations Not Affected by Headings

        The division of this Plan of Arrangement into articles, sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "Section" followed by a number refer to the specified Article or Section of this Plan of Arrangement. The terms "this Plan of Arrangement", "hereof", "herein" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, Section or other portion hereof.

1.3   Rules of Construction

        Unless otherwise specifically indicated, (a) all references to "dollars" or "$" are to United States currency, (b) words importing the singular shall include the plural and vice versa and words importing any gender shall include all genders and (c) "include", "includes" and "including" shall be deemed to be followed by the words "without limitation."

1.4   Date For Any Action

        In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5   Time

        Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2
ARRANGEMENT

2.1   Binding Effect

        This Plan of Arrangement will become effective at, and be binding at and after, the Effective Time on (i) Company, (ii) Parent, (iii) Parent SubCo, (iv) all holders and all beneficial owners of Company Common Shares, (v) all holders and all beneficial owners of Company Options (vi) all holders and beneficial owners of Company DSUs, (vii) all holders and beneficial owners of Company SARs and (vi) all holders and all beneficial owners of Company RSUs.

2.2   Arrangement

        At the Effective Time, the following shall occur and shall be deemed to occur in the following order and without any further act or formality:

  (a)
  Parent shall issue and deliver to Parent FinanceCo, and shall cause Parent FinanceCo to deliver to Parent SubCo, that number of duly authorized, fully paid and non-assessable shares of Parent Common Stock that is equal to the sum of

  (i)
  the product of

  A.
  the number of shares of Company Common Stock held by the Custodian or the Trustee under the applicable Company RSU Plan for the benefit of participants under such Company RSU Plan, and

  B.
  the Exchange Ratio, and

  (ii)
  the lesser of

  A.
  the product of

  (1)
  0.2229, and

  (2)
  the number of Company Common Shares outstanding immediately prior to the Effective Time after deducting

                                        (a)     the number of Company Common Shares held by any Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Company Common Shares held by such Dissenting Shareholder,

                                        (b)     the number of Company Common Shares held by Parent, Company, any Subsidiary of Parent or any Subsidiary of Company, and

                                        (c)     the number of Company Common Shares held by the Custodian or the Trustee under the applicable Company RSU Plan for the benefit of participants under such Company RSU Plan,

      and

    (ii)
    the Maximum Share Number

    the exact number of which is to be confirmed by way of a certificate of a director or officer of Parent, and filed with the corporate records of Parent, at such time that the number of shares of Parent Common Stock issuable under the Arrangement is finally determinable, and Parent SubCo shall issue, and be deemed to have issued, to Parent FinanceCo, in exchange therefor, 1,000 common shares in the capital of Parent SubCo.

  (b)
  Subject to the proration adjustments set forth in Section 2.2(e), the outstanding Company Common Shares held by each Company Common Shareholder other than,

  (i)
  Company Common Shares held by a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Company Common Shares held by such Dissenting Shareholder, or

  (ii)
  Company Common Shares held by Parent, Company, any Subsidiary of Parent or any Subsidiary of Company (which shall not be exchanged under the Arrangement and shall be cancelled at the Effective Time and cease to exist), or

  (iii)
  Company Common Shares held by the Trustee or the Custodian under the applicable Company RSU Plan for the benefit of participants under such Company RSU Plan will be transferred by the holder thereof to, and acquired by, Parent SubCo without any act or formality on the part of the holders of such Company Common Shares or Parent SubCo, free and clear of all Liens in exchange, with respect to each Company Common Share held by such holder, for, at such holder's election (or deemed election): (x) the Purchase Price per Company Common Share in cash without interest (a "Cash Election"); or (y) a fraction of a fully paid and non-assessable share of Parent Common Stock as is equal to the Exchange Ratio (a "Stock Election") payable, in each case, in accordance with Article 4, and the name of each such holder of Company Common Shares will be removed from the register of holders of Company Common Shares and added to the register of holders of Parent Common Stock, as applicable. The outstanding Company Common Shares held by the Custodian or the Trustee under the applicable Company RSU Plan for the benefit of participants under such Company RSU Plan will be transferred by the Custodian or Trustee, as the case may be, to, and be acquired by, Parent SubCo without any act or formality on the part of the Custodian or Trustee, free and clear of all Liens in exchange, with respect to each Company Common Share held by the Custodian or Trustee, for a fraction of a fully paid and non-assessable share of Parent Common Stock as is equal to the Exchange Ratio.

  (c)
  After application of the proration provisions in Section 2.2(e) to all Company Common Shares in respect of which an election has been made by the holder thereof in accordance with Section 2.2(b), each Company Common Share in respect of which no effective election has been made by the holder thereof (other than Company Common Shares held by (i) a Dissenting Shareholder who is ultimately entitled to be paid the fair value of the Company Common Shares held by such Dissenting Shareholder, (ii) Parent, Company, any Subsidiary of Parent or any Subsidiary of Company and (iii) the Custodian or Trustee for the benefit of participants under the Company RSU Plans) ("Non-Election Shares") will be transferred to, and acquired by, Parent SubCo, without any act or formality on the part of the holder of such Company Common Share or Parent SubCo, free and clear of all Liens, and the holder shall be deemed to have elected to receive in exchange therefor (x) if the Aggregate Amount of Cash Elected equals or exceeds the Cash Available, such number of fully paid and non-assessable shares of Parent Common Stock as is equal to the Exchange Ratio, (y) if the Aggregate Number of Shares Elected equals or exceeds the Shares Available, the Purchase Price per Company Common Share in cash, without interest, or (z) if neither clause (x) or (y) is applicable, (1) an amount of cash, without interest, equal to (A) the Cash Available minus the Aggregate Amount of Cash Elected divided by (B) the number of outstanding Non-Election Shares (the "Non-Election Cash Amount") and (2) the number of shares of Parent Common Stock as is equal to (A) the Exchange Ratio multiplied by (B) a fraction, calculated to four decimal places, the numerator of which is the Purchase Price per Company Common Share minus the Non-Election Cash Amount and the denominator of which is the Purchase Price per Company Common Share, in all such cases payable in accordance with Article 4, and the name of each such holder of Company Common Shares will be removed from the register of holders of Company Common Shares and added to the register of holders of the Parent Common Stock, as applicable.

  (d)
  Notwithstanding any provisions of this Plan of Arrangement, in no event shall the total number of shares of Parent Common Stock issued with respect to Company Common Shares that are outstanding immediately prior to the Effective Time exceed the Shares Available.

  (e)
  The consideration which each holder of Company Common Shares has elected in accordance with Section 2.2(b) to receive in exchange for such holder's Company Common Shares shall be subject to adjustment and proration on the following bases:

  (i)
  if the Aggregate Amount of Cash Elected exceeds the Cash Available, then the amount of cash payable under the Arrangement to each holder of Company Common Shares who has made a Cash Election shall be prorated (based on the fraction equal to the Cash Available divided by the Aggregate Amount of Cash Elected) among all such holders so that the aggregate amount of cash payable to all such holders shall be equal to the Cash Available, each such holder shall be entitled to receive cash equal to the amount of cash payable to such holder after giving effect to the proration provisions of this Section 2.2(e)(i) and such holder shall be deemed to have elected to receive the number of shares of Parent Common Stock per Company Common Share equal to the Exchange Ratio in respect of the balance of such holder's Company Common Shares in respect of which cash was elected but not available; and

  (ii)
  if the Aggregate Number of Shares Elected exceeds the Shares Available, then the number of shares of Parent Common Stock issuable under the Arrangement to each holder of Company Common Shares who has made a Stock Election shall be prorated (based on the fraction equal to the Shares Available divided by the Aggregate Number of Shares Elected) among all such holders so that the number of shares of Parent Common Stock issuable to all such holders shall be equal to the Shares Available and each such holder shall be entitled to receive that number of shares of Parent Common Stock that is equal to the number of shares of Parent Common Stock issuable to such holder, after giving effect to the proration provisions of this Section 2.2(e)(ii), and an amount of cash, without interest, equal to (A) the difference between the number of shares of Parent Common Stock such holder elected to receive pursuant to Section 2.2(b) and the number of shares of Parent Common Stock such holder will be entitled to receive after giving effect to the proration provisions of this Section 2.2(e)(ii), (B) divided by the Exchange Ratio, and (C) multiplied by the Purchase Price per Company Common Share.

  (f)
  Each Company Option outstanding immediately prior to the Effective Time shall be exchanged for or converted under the Company Share Option Plan or ArtX Plan into an option (a "Replacement Option") to purchase that number of shares of Parent Common Stock equal to the number of Company Common Shares underlying such Company Option multiplied by the Exchange Ratio. For a Company Option

  (i)
  with an exercise price denominated in Canadian dollars, such Replacement Option shall provide for an exercise price per share of Parent Common Stock in United States dollars equal to (x) the exercise price per Company Common Share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio, divided by (y) the Currency Exchange Rate, or

  (ii)
  with an exercise price denominated in United States dollars, such Replacement Option shall provide for an exercise price per share of Parent Common Stock in United States dollars equal to the exercise price per Company Common Share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio;

    provided that in no circumstance shall the exercise price per share of Parent Common Stock be less than $.01 and if the calculation results in an exercise price less than $.01, the exercise price shall be deemed to be $.01 per share of Parent Common Stock.

    If the foregoing calculation results in a Replacement Option (A) being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such Replacement Option shall be rounded down to the next whole number of shares of Parent Common Stock or (B) having an exercise price per share of Parent Common Stock that is a fraction of a cent, then the exercise price per share of Parent Common Stock under such Replacement Option shall be rounded up to the next whole cent.

    Notwithstanding the above provisions of this Section 2.2(f)

    (i)
    with respect to any Company Option, if the directors of Parent determine in good faith that the excess of the aggregate fair market value of the shares of Parent Common Stock subject to the Replacement Option immediately after the issuance of the Replacement Option over the aggregate option exercise price for such shares pursuant to the Replacement Option (such excess, referred to as the "Post-Exchange Option Value") would otherwise exceed the excess of the aggregate fair market value of the Company Common Shares subject to the Company Option immediately before the issuance of the Replacement Option over the aggregate option exercise price for such shares pursuant to the Company Option (such excess, referred to as the "Pre-Exchange Option Value"), the previous provisions in this Section 2.2(f) shall be modified, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Replacement Option, so that the Post-Exchange Option Value does not exceed the Pre-Exchange Option Value; and

    (ii)
    with respect only to a Company Option that is held by a resident of the United States, on a share by share comparison, the ratio of the option exercise price to the fair market value of the shares of Parent Common Stock subject to the Replacement Option immediately after the issuance of the Replacement Option will not be more favourable to the option holder than the ratio of the option exercise price to the fair market value of the Company Common Shares subject to the Company Option immediately before the issuance of the Replacement Option.

    The term to expiry, conditions to and manner of exercising, vesting schedule and all other terms and conditions of each Replacement Option will otherwise be the same as the terms and conditions of the corresponding Company Option. Except as specified in this Plan of Arrangement, any document or agreement previously evidencing such Company Option shall thereafter evidence and be deemed to evidence such Replacement Option, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 2.2(f).

  (g)
  Each Company SAR outstanding immediately prior to the Effective Time shall be exchanged for or converted, under the Company Share Option Plan, into that number of replacement share appreciation rights ("Replacement SARs") equal to such number of Company SARs multiplied by the Exchange Ratio. If the foregoing calculation, after aggregating all Company SARs attached to any particular Company Option, results in a number of Replacement SARs equal to a fraction, then the number of Replacement SARs granted in exchange for Company SARs pursuant to this Section 2.2(g) shall be rounded down to the next whole number. Any such Replacement SARs shall be attached to Replacement Options in the same way as Company SARs were attached to Company Options immediately prior to the Effective Time.

    Each Replacement SAR shall entitle the holder thereof, at his or her discretion and pursuant to the terms of the Company Share Option Plan, to surrender to Parent the unexercised vested Replacement

    Options to which the Replacement SARs are attached and to receive from Parent such number of newly issued shares of Parent Common Stock as determined by the following formula:

Number of shares of Parent Common Stock to be newly issued upon exercise of Replacement SARs	=	Number of Replacement SARs exercised	×	Share Premium Surrender Price

    The directors of Parent shall make any adjustments to the terms of the Replacement SARs that are required to be consistent with any adjustments required to be made to the Replacement Options under Section 2.2(f) and in accordance with the principles of Section 2.2(f).

    The term to expiry, conditions to and manner of exercising and all other terms and conditions of such Replacement SARs will otherwise be the same as the terms and conditions of such Company SARs. Except as specified in this Plan of Arrangement, any document or agreement previously evidencing such Company SARs shall thereafter evidence and be deemed to evidence the corresponding Replacement SARs, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of Sections 2.2(g) and 2.2(f).

  (h)
  Each Company RSU outstanding under the Company Stock Plans as of the Effective Time shall be deemed to become, under the relevant Company RSU Plan, a right (a "Parent RSU") to acquire or receive (as the case may be) (i) that number of shares of Parent Common Stock equal to the number of Company Common Shares underlying such Company RSU multiplied by the Exchange Ratio, or (ii) in respect of the Company Global RSU Plan only, an amount of cash determined under the Company Global RSU Plan by reference to the value of a share of Parent Common Stock on NSYE, multiplied by the Exchange Ratio, rather than the value of a Company Common Share on NASDAQ, on the relevant date. If the foregoing calculation results in a Parent RSU being exercisable for a fraction of a share of Parent Common Stock, then the number of shares of Parent Common Stock subject to such Parent RSU shall be rounded down to the next whole number of shares of Parent Common Stock. Notwithstanding the above provisions of this Section 2.2(h), (i) in the case of a holder or participant under the relevant Company Stock Plan who is a resident of Canada for purposes of the ITA, if the directors of Parent determine in good faith that the excess of the aggregate fair market value of the shares of Parent Common Stock to be acquired or received under the Parent RSU immediately after the issuance of the Parent RSU (the "Post-Exchange RSU Value") would otherwise exceed the aggregate fair market value of the Company Common Shares immediately before the issuance of the Parent RSU that would have been acquired or received under the Company RSU under the relevant Company Stock Plan (the "Pre-Exchange RSU Value"), the provisions provided in this Section 2.2(h) shall be modified, but only to the extent necessary and in a manner that does not otherwise adversely affect the holder of the Parent RSU, so that the Post-Exchange RSU Value does not exceed the Pre-Exchange RSU Value. Each Parent RSU shall otherwise be subject to the same terms and conditions applicable to the corresponding Company RSU under the relevant Company RSU Plan. Except as specified in this Plan of Arrangement, any document or agreement previously evidencing such Company RSUs shall thereafter evidence and be deemed to reference Parent RSUs, with any adjustments deemed to be made thereto as are necessary to ensure consistency with the provisions of this Section 2.2(h);

  (i)
  Notwithstanding the terms of the Company Deferred Share Unit Plan, each Company DSU outstanding immediately prior to the Effective Time, whether vested or unvested shall be cancelled and terminated by the Company and each holder thereof, whether vested or unvested, shall be entitled to receive from the Company, in consideration therefor, the Purchase Price per Company Common Share in cash per Company DSU, provided, however that in the case of an Eligible Director who is a resident of the United States, the amount payable pursuant to this Section 2.2(i) shall be payable on the later of January 1, 2007 and the Effective Time; and

  (j)
  The Company Deferred Share Unit Plan shall be cancelled.

2.3   Elections

  (a)
  The initial election date (the "Initial Election Date") shall be October 20, 2006, unless otherwise agreed in writing by Parent and Company. If, after the Letter of Transmittal and Election Form has been mailed, Company and Parent determine that the Effective Date is not reasonably likely to occur by the tenth Business Day after the Initial Election Date, then the date by which Letters of Transmittal and Election Forms must be received shall be extended to a date which the parties expect to be not more than 10 Business Days before the Effective Date. In the event that the date by which Letters of Transmittal and Election Forms must be received is extended, Company shall provide at least 5 days' notice of the new Election Date (and shall provide such notice prior to the Initial Election Date if practicable) to holders of Company Common Shares by means of press release broadly disseminated in Canada and the United States. Any duly completed Letter of Transmittal and Election Form deposited by the Election Deadline on the Initial Election Date shall not be required to be redeposited if the date by which Letters of Transmittal and Election Forms must be received is extended pursuant hereto. The Initial Election Date, as extended and published pursuant to the terms hereof, shall be the "Election Date".

  (b)
  The Letter of Transmittal and Election Form shall be sent not less than 21 days prior to the Initial Election Date to each holder of record of Company Common Shares.

  (c)
  Each Person who, at or prior to the Election Deadline, is a holder of record of Company Common Shares will be entitled, with respect to each of their shares, to make an election at or prior to the Election Deadline to receive (i) cash or (ii) Parent Common Stock, in exchange for each such Company Common Share on the basis set forth herein and in the Letter of Transmittal and Election Form.

  (d)
  Company and Parent shall have the right to make rules, not inconsistent with this Plan of Arrangement, governing the validity and effectiveness of the Letter of Transmittal and Election Forms or other related documents, and the manner and extent to which elections of cash and Parent Common Stock are to be taken into account in making the determinations required by this Plan of Arrangement.

2.4   Adjustments to the Purchase Price per Company Common Share

        In the event that Company changes the number of Company Common Shares or securities convertible or exchangeable into or exercisable for Company Common Shares, or Parent changes the number of shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including reverse split), dividend or distribution, recapitalization, merger, subdivision, combination, issuer tender or exchange offer or other similar transaction, the Purchase Price per Company Common Share will be adjusted appropriately as determined by Parent and Company to provide the holders of Company Common Shares the same economic effect as contemplated by the Acquisition Agreement and the Plan of Arrangement prior to such reclassification, split, dividend, distribution, recapitalization, merger, subdivision, combination, tender or exchange offer or similar transaction.

ARTICLE 3
RIGHTS OF DISSENT

3.1   Rights of Dissent

        Holders of Company Common Shares may exercise rights of dissent with respect to such Company Common Shares pursuant to and in the manner set forth in section 190 of the CBCA and this Section 3.1 (the "Dissent Rights") in connection with the Arrangement, provided that notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by Company not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Company Meeting. Holders of Company Common Shares who duly exercise such rights of dissent and who:

  (a)
  are ultimately determined to be entitled to be paid fair value for their Company Common Shares shall be deemed to have transferred such Company Common Shares as of the Effective Time, without any further act or formality and free and clear of all Liens, to Company for cancellation in consideration for a payment of cash from Company equal to such fair value; or

  (b)
  are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Common Shares shall be deemed to have participated in the Arrangement as of the Effective Time, on the same basis as a non-dissenting holder of Company Common Shares who did not make an election and shall receive cash or Parent Common Stock on the same basis as holders of NonElection Shares, but in no case shall Parent, Parent SubCo, Company or any other Person be required to recognize any Dissenting Shareholder as a holder of Company Common Shares after the Effective Time, and the names of each Dissenting Shareholder shall be deleted from the register of holders of Company Common Shares at the Effective Time.

ARTICLE 4
CASH, CERTIFICATES AND FRACTIONAL SHARES

4.1   Deposit of Cash and Shares of Parent Common Stock

        At the Effective Time, Parent and Parent FinanceCo shall cause to be deposited, on behalf of Parent SubCo, with the Depositary (a) cash in the amount of the Cash Available and the DSU Cash Amount for the benefit of the holders of Company Common Shares and the holders of Company DSUs, respectively, who will receive cash in connection with the Arrangement, and (b) certificates representing the Parent Common Stock issuable under the Arrangement, for the benefit of the holders of Company Common Shares who will receive Parent Common Stock in connection with the Arrangement.

4.2   Payment of Cash and Issuance of Certificates Representing Parent Common Stock

        Upon surrender to the Depositary for transfer to Parent SubCo of a certificate which immediately prior to or upon the Effective Time represented Company Common Shares in respect of which the holder is entitled to receive cash and/or shares of Parent Common Stock under the Arrangement, together with a duly completed Letter of Transmittal and Election Form, and such other documents and instruments as would have been required to effect the transfer of the shares formerly represented by such certificate under the CBCA and the by-laws of Company and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and after the Effective Time the Depositary shall deliver to such holder: (a) the amount of cash such holder is entitled to receive under the Arrangement (together with any unpaid dividends or distributions declared on the Company Common Shares, if any, prior to the Effective Time), and (b) a certificate representing that number (rounded down to the nearest whole number) of shares of Parent Common Stock which such holder has the right to receive (together with any dividends or distributions with respect thereto pursuant to Section 4.3), and any certificate so surrendered shall forthwith be transferred to Parent SubCo. No interest shall be paid or accrued on the cash, if any, payable to holders of certificates that formerly represented Company Common Shares. In the event of a transfer of ownership of such Company Common Shares that was not registered in the securities register of Company, the amount of cash payable for such Company Common Shares under the Arrangement may be delivered, and a certificate representing the proper number of shares of Parent Common Stock may be issued, to the transferee if the certificate representing such Company Common Shares is presented to the Depositary as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 4.2, each certificate which immediately prior to or upon the Effective Time represented one or more outstanding Company Common Shares that, under the Arrangement, were exchanged or were deemed to be exchanged for cash and/or shares of Parent Common Stock pursuant to Section 2.2 shall be deemed at all times at and after the Effective Time, but subject to Section 4.6, to represent only the right to receive upon such surrender (i) a certificate representing that number of shares of Parent Common Stock which such holder has the right to receive as contemplated by this Section 4.2, (ii) the cash payment contemplated by this Section 4.2 (including any cash payment in lieu of any fractional shares of Parent Common Stock as contemplated by Section 4.4) and (iii) any dividends or distributions with a record date after the Effective Time theretofor paid or payable with respect to the shares of Parent Common Stock as contemplated by Section 4.3.

        Within 10 days of the Effective Date (or such later date as required by Section 2.2(i)), the Depository shall pay by certified cheque or bank draft to each holder of Company DSUs the amount of cash such holder is entitled to receive pursuant to Section 2.2(i)

4.3   Distributions with Respect to Unsurrendered Certificates

        No dividends or other distributions paid, declared or made with respect to Parent Common Stock with a record date after the Effective Time, shall be paid to the holder of any unsurrendered certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that were exchanged for Parent Common Stock pursuant to Section 2.2(b) unless and until the holder of such certificate shall comply with the provisions of Section 4.2. Subject to applicable law, at the time such holder shall have complied with the provisions of Section 4.2 (or, in the case of clause (iii) below, at the appropriate payment date), there shall be paid to the holder of the certificates formerly representing Company Common Shares, without interest, (i) the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 4.4, (ii) the amount of dividends or other distributions with a record date after the Effective Time theretofor paid with respect to the Parent Common Stock to which such holder is entitled pursuant hereto and (iii) on the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the date of compliance by such holder with the provisions of Section 4.2 and a payment date subsequent to the date of such compliance and payable with respect to shares of Parent Common Stock.

4.4   No Fractional Shares

        No certificates representing fractional shares of Parent Common Stock shall be issued upon compliance with the provisions of Section 4.2, no dividend, stock split or other change in the capital structure of Parent shall relate to any such fractional security and such fractional interests shall not entitle the owner thereof to exercise any rights as a security holder of Parent. In lieu of any such fractional securities, each holder otherwise entitled to a share of Parent Common Stock will be entitled to receive a cash payment in United States currency from the Depositary equal to the product of such fractional interest and the Parent Closing Stock Price, such amount to be provided to the Depositary by Parent on behalf of Parent SubCo upon request by the Depositary. If more than one certificate formerly representing Company Common Shares are surrendered for the account of the same holder, the number of shares of Parent Common Stock for which such certificates have been surrendered shall be computed on the basis of the aggregate number of Company Common Shares represented by the certificates so surrendered.

4.5   Lost Certificates

        In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Common Shares that were exchanged pursuant to Section 2.2(b) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder of Company Common Shares claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, any cash and/or one or more certificates representing one or more shares of Parent Common Stock pursuant to Section 4.2, in each case deliverable in accordance with Section 2.2, and cash in lieu of any fractional shares pursuant to Section 4.4. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the holder to whom cash and/or certificates representing shares of Parent Common Stock are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Company, Parent and Parent SubCo, and their respective transfer agents in such sum as Company, Parent and Parent SubCo may direct or otherwise indemnify Company, Parent and Parent SubCo in a manner satisfactory to Company, Parent and Parent SubCo against any claim that may be made against Company, Parent and Parent SubCo with respect to the certificate alleged to have been lost, stolen or destroyed.

4.6   Extinguishment of Rights

        Any certificate which immediately prior to the Effective Time represented outstanding Company Common Shares that are not held by a Dissenting Shareholder who is ultimately entitled to be paid fair value of the Company Common Shares held by such Dissenting Shareholder, but was exchanged or was deemed to have been exchanged pursuant to Section 2.2(b), that has not been deposited with all other instruments required by Section 4.2, on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature to Parent Common Stock. On such date, shares of Parent Common Stock (and any dividends or distributions with respect thereto) and cash, if any, to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to Parent SubCo, together with all entitlements to dividends, distributions, cash and interest in respect thereof held for such former holder. None of Parent, Parent FinanceCo, Parent SubCo, Company or the Depositary shall be liable to any Person in respect of any Parent Common Stock (or dividends, distributions and/or cash in lieu of fractional shares) delivered to a public official pursuant to and in compliance with any applicable abandoned property, escheat or similar law.

4.7   Withholding Rights

        Company, Parent, Parent FinanceCo, Parent SubCo and the Depositary shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Company Common Shares, Company Options, Company RSUs, Company DSUs or Parent Common Stock, such amounts as Company, Parent, Parent FinanceCo or Parent SubCo or the Depositary is required or entitled to deduct and withhold with respect to such payment under the ITA, the Code or any provision of federal, provincial, territorial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or entitled to be deducted or withheld from any payment to a holder exceeds the cash portion, if any, of the consideration otherwise payable to the holder, Company, Parent, Parent FinanceCo, Parent SubCo and the Depositary are hereby authorized to sell or otherwise dispose of, on behalf of such holder, such portion of the consideration as is necessary to provide sufficient funds to Company, Parent FinanceCo, Parent or Parent SubCo or the Depositary, as the case may be, to enable it to comply with such deduction or withholding requirement and Company, Parent FinanceCo, Parent, Parent SubCo or the Depositary shall notify the holder thereof and remit any unapplied balance of the proceeds of such sale less any costs or expenses incurred by Company, Parent FinanceCo, Parent, Parent SubCo or the Depositary in connection with such sale.

4.8   Indian Residents

        Notwithstanding the other provisions of this Plan of Arrangement, no share of Parent Common Stock, Replacement Option or Replacement SAR shall be issued in exchange for Company Common Shares, Company Options or Company SARs, as the case may be (as provided in Sections 2.2(b), 2.2(f) and 2.2(g) respectively) and no Company RSU shall be deemed to become a Parent RSU (as provided in Section 2.2(h)) where the holder of the Company Common Share, Company Option, Company SAR or Company RSU to be so exchanged is resident in India unless all required approvals of the Reserve Bank of India have been obtained. In the event such approvals cannot be obtained, the affected Company Options, Company SARs and Company RSUs shall be cancelled for no consideration and each Company Common Shareholder who is resident in India who would otherwise be entitled to receive shares of Parent Common Stock in exchange for their Company Common Shares will be entitled to receive a cash payment equal to the net proceeds after expenses received by the Depositary upon the sale of shares of Parent Common Stock to which such Company Common Shareholder would otherwise be entitled. The Depositary will sell such shares of Parent Common Stock by private sale (including by way of sale through the facilities of the NYSE) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary to the Company Common Shareholder who is resident in India who would otherwise be entitled to receive Parent Common Stock.

4.9   Non-Qualifying Jurisdictions

        Notwithstanding the other provisions of this Plan of Arrangement, no share of Parent Common Stock, Replacement Option or Replacement SAR shall be issued in exchange for Company Common Shares, Company Options or Company SARs, as the case may be (as provided in Sections 2.2(b), 2.2(f) and 2.2(g) respectively)

and no Company RSU shall be deemed to become a Parent RSU (as provided in Section 2.2(h)) where the holder of the Company Common Shares, Company Options, Company SARs or Company RSU to be so exchanged is resident in a jurisdiction where the issuance of Parent Common Stock, Replacement Options or Replacement SARs or the assumption of such Company RSU would subject any Person to any risk of criminal liability. In such case, the affected Company Options, Company SARs and Company RSUs shall be cancelled for no consideration and each Company Common Shareholder who is resident in such jurisdiction who would otherwise be entitled to receive shares of Parent Common Stock in exchange for their Company Common Shares will be entitled to receive a cash payment equal to the net proceeds after expenses received by the Depositary upon the sale of shares of Parent Common Stock to which such Company Common Shareholder would otherwise be entitled. The Depositary will sell such shares of Parent Commons Stock by private sale (including by way of sale through the facilities of the NYSE) as soon as reasonably practicable following the Effective Date. The aggregate net proceeds after expenses of such sale will be distributed by the Depositary to the Company Common Shareholder who is resident in such jurisdiction who would otherwise be entitled to receive Parent Common Stock.

4.10 Economically Equivalent Replacement

        In the event that Replacement Options or Replacement SARs are not issued in exchange for Company Options or Company SARs and Parent RSUs are not issued in exchange for Company RSUs because of circumstances described in Sections 4.8 and 4.9, and in any such case, the affected Company Options, Company SARs and Company RSUs are cancelled for no consideration, Parent shall issue options and restricted stock unit awards to acquire or receive (as the case may be) that number of shares of Parent Common Stock, in an economically equivalent amount of, and vesting on the same schedule as, such cancelled Company Options, Company SARs or Company RSUs, in a reasonable time after the Effective Time, to any holder of such affected Company Options, Company SARs or Company RSUs. In the event that Parent does not issue options and restricted stock unit awards to acquire or receive (as the case may be) that number of shares of Parent Common Stock to any holder of such cancelled Company Options, Company SARs or Company RSUs, Parent shall deliver as soon as practicable to such holder an amount in cash equal to the Spread Value of the vested Replacement Options or Parent RSUs that such holder would have received on the Effective Date. Notwithstanding anything in this Section 4.10 to the contrary, Parent shall not be required to take any action that would subject any Person to risk of criminal liability.

ARTICLE 5
AMENDMENTS

5.1   Amendments to Plan of Arrangement

  (a)
  The Company reserves the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Company and Parent, (iii) filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) communicated to Company Securityholders if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement consented to by Company and Parent at any time prior to the Company Meeting, with or without any other prior notice or communication, and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to by Company and Parent and (ii) if required by the Court, it is consented to by Company Common Shareholders voting in the manner directed by the Court.

  (d)
  Subject to applicable law, any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by Parent, provided that it concerns a matter which, in the reasonable opinion of Parent, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of a former Company Securityholder.

ARTICLE 6
FURTHER ASSURANCES

6.1   Further Assurances

        Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Acquisition Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

APPENDIX F
INTERIM ORDER

SUPERIOR COURT OF JUSTICE
[LOGO]

Commercial List Court File No. 06-CL-6611

ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

THE HONOURABLE MADAM	)	WEDNESDAY, THE 13th DAY
)
JUSTICE PEPALL	)	OF SEPTEMBER, 2006

  IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c, C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

  AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF ATI TECHNOLOGIES INC., CONCERNING THE ACQUISITION BY 1252986 ALBERTA ULC OF ALL OF THE COMMON SHARES OF ATI TECHNOLOGIES INC.

ATI TECHNOLOGIES INC.

Applicant

ORDER

        THIS MOTION made by the Applicant, ATI Technologies Inc. ("ATI"), pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA"), for an interim order for advice and directions in connection with the within application (the "Application"), was heard this day at 393 University Avenue, Toronto, Ontario.

        ON READING the Notice of Application, Notice of Motion and the Affidavit of Richard Brait sworn September 8, 2006 (the "Brait Affidavit"), and the exhibits thereto, and on hearing the submissions of counsel for ATI and counsel for Advanced Micro Devices, Inc. ("AMD") and 1252986 Alberta ULC ("Purchaser"), and on being advised of the letter of non-appearance delivered by the Director appointed under the CBCA,

Definitions

1.
THIS COURT ORDERS that all capitalized terms not otherwise defined in this Order shall have the meanings ascribed thereto in the Plan of Arrangement attached as Appendix E to the draft management information circular of ATI (the "Circular") attached as Exhibit "A" to the Brait Affidavit.

The Meeting

2.
THIS COURT ORDERS that ATI shall be permitted to call, hold and conduct the Meeting, at which ATI Common Shareholders will be asked to, among other things, consider and, if deemed advisable, pass, with or without variation, the Arrangement Resolution, a copy of which is attached as Appendix A to the draft Circular, to, among other things, authorize, adopt and approve the Arrangement and Plan of Arrangement.

3.
THIS COURT ORDERS that the record date (the "Record Date") shall be the close of business (Toronto time) on September 1, 2006.

4.
THIS COURT ORDERS that the Meeting shall be called, held and conducted in accordance with the notice of special meeting forming part of the Circular (the "Notice"), the CBCA, the articles and by-laws of ATI (including the quorum requirements thereof) and the terms of this Order and any further Order of this Honourable Court.

5.
THIS COURT ORDERS that the only persons entitled to attend at the Meeting shall be: (a) the ATI Common Shareholders or their respective proxy holders; (b) the officers, directors, auditors and advisors of ATI; (c) representatives of AMD and Purchaser; (d) the Director; and (e) other persons who may receive the permission of the Chair of the Meeting.

6.
THIS COURT ORDERS that at the Meeting, ATI may also transact such other business as is contemplated by the Circular or as otherwise may be properly brought before the Meeting.

Amendments to the Arrangement and Plan of Arrangement

7.
THIS COURT ORDERS that ATI is authorized, subject to the terms of the Acquisition Agreement, to make such amendments, revisions and/or supplements to the Arrangement and to the Plan of Arrangement as it may determine and the Arrangement and the Plan of Arrangement, as so amended, revised and/or supplemented, shall be the Arrangement and the Plan of Arrangement to be submitted to the ATI Common Shareholders at the Meeting and shall be the subject of the Arrangement Resolutions.

Adjournments and Postponements

8.
THIS COURT ORDERS that ATI, if it deems advisable and subject to the terms of the Acquisition Agreement, is specifically authorized to adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of ATI Common Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by such method as ATI may determine is appropriate in the circumstances.

Notice of the Meeting

9.
THIS COURT ORDERS that ATI shall give notice of the Meeting, substantially in the form of the Notice, subject to ATI's ability to change dates and other relevant information in the final form of Notice. The Notice shall be mailed or delivered in accordance with paragraph 11 of this Order. Failure or omission to give notice in accordance with paragraph 11 of this Order, as a result of mistake or of events beyond the control of ATI, shall not constitute a breach of this Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of ATI, then ATI shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Solicitation of Proxies

10.
THIS COURT ORDERS that ATI is authorized to use proxies at the Meeting, substantially in the form accompanying the Circular, subject to ATI's ability to insert dates and other relevant information in the final form of proxy. ATI, AMD and Purchaser are authorized, at their expense, to solicit proxies, directly and through their officers, directors and employees, and through such agents or representatives as they may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine. ATI may waive, in its discretion, the time limits for the deposit of proxies by ATI Common Shareholders if ATI deems it advisable to do so.

Method of Distribution of Meeting Materials and Court Materials

11.
THIS COURT ORDERS that ATI is hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular, the form of proxy, the Letter of Transmittal and Election Form and any other communications or documents determined by ATI to be necessary or desirable (collectively, the "Meeting Materials"), as applicable:

(a)
to registered ATI Common Shareholders, to the directors of ATI and to the auditor of ATI, respectively, by pre-paid ordinary mail, by delivery, in person or by courier, not later then twenty-one (21) days prior to the date established for the Meeting in the Notice. Distribution to such persons shall be to their addresses as they appear on the books and records of ATI as of the Record Date, or such later date as ATI may determine in accordance with the CBCA; and

(b)
to non-registered ATI Common Shareholders by ATI complying with its obligations under National Instrument No. 54-101 of the Canadian Securities Administrators.

12.
THIS COURT ORDERS that ATI is hereby authorized to distribute the Notice of Application, this Order, the Notice, the Circular, and any other communications or documents determined by ATI to be necessary or desirable (collectively, the "Court Materials"), concurrently with the distribution described in paragraph 11 of this Order, to the holders of ATI Options, ATI RSUs, and ATI DSUs by pre-paid ordinary mail or by delivery, in person or by courier, or, for those holders of ATI Options, ATI RSUs, and ATI DSUs that are currently active employees or directors of ATI, by email or by posting the Court Materials to ATI's intranet and directing such holders to ATI's intranet by email. Distribution to such persons shall be to their addresses (whether electronic or otherwise) as they appear on the books and records of ATI as of the Record Date.

13.
THIS COURT ORDERS that ATI is hereby authorized to make such amendments, revisions or supplements ("Additional Information") to the Meeting Materials and/or Court Materials as ATI may determine in accordance with the terms of the Acquisition Agreement, and ATI shall distribute such Additional Information by the method and in the time most reasonably practicable in the circumstances.

14.
THIS COURT ORDERS that distribution of the Meeting Materials and Court Materials pursuant to paragraphs 11 and 12 of this Order shall constitute good and sufficient service and notice thereof upon all such persons of the Meeting and the within Application. Further, no other form of service of the Meeting Materials or the Court Materials or any portion thereof need be made, or notice given or other material served in respect of these proceedings and/or the Meeting to the persons described in paragraphs 11 and 12 of this Order or to any other persons.

15.
THIS COURT ORDERS that a failure or omission to distribute the Meeting Materials and/or Court Materials in accordance with paragraphs 11 and 12 of this Order as a result of mistake or of events beyond the control of ATI, shall not constitute a breach of this Order and shall not invalidate any resolution passed or proceedings taken at the Meeting, but if any such failure or omission is brought to the attention of ATI, then ATI shall use its best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

Voting

16.
THIS COURT ORDERS that the only persons entitled to vote in person or by proxy on the Arrangement Resolution or such other business as may be properly brought before the Meeting shall be the ATI Common Shareholders as at the close of business on the Record Date.

17.
THIS COURT ORDERS that the Arrangement Resolution must be passed at the Meeting by the affirmative vote of not less than two-thirds of the votes cast in respect of the Arrangement Resolution by the ATI Common Shareholders present in person or represented by proxy at the Meeting. Such vote shall be sufficient to authorize and direct ATI to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Circular without the necessity of any further approval by the ATI Common Shareholders, subject only to final approval of the Arrangement by this Honourable Court.

18.
THIS COURT ORDERS that in respect of the vote on the Arrangement Resolution, each ATI Common Shareholder is entitled to one vote for each ATI Common Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

19.
THIS COURT ORDERS that in respect of matters properly brought before the Meeting pertaining to items of business affecting ATI (other than in respect of the Arrangement Resolution), each ATI Common Shareholder is entitled to one vote for each ATI Common Share held. Illegible votes, spoiled votes, defective votes and abstentions shall be deemed not to be votes cast.

Dissent Rights

20.
THIS COURT ORDERS that registered ATI Common Shareholders shall be entitled to exercise Dissent Rights with respect to the Arrangement Resolution, in accordance with and in compliance with section 190 of the CBCA, as varied by the Plan of Arrangement, provided that notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by ATI not later than 5:00 p.m. (Toronto time) on the Business Day preceding the Meeting.

21.
THIS COURT ORDERS that registered ATI Common Shareholders who duly exercise such Dissent Rights and who:

(a)
are ultimately determined to be entitled to be paid fair value for their ATI Common Shares shall be deemed to have transferred such ATI Common Shares as of the Effective Time, without any further act or formality and free and clear of all liens, to ATI for cancellation in consideration for a payment of cash from ATI equal to such fair value; or

(b)
are ultimately determined not to be entitled, for any reason, to be paid fair value for their ATI Common Shares shall be deemed to have participated in the Arrangement as of the Effective Time, on the same basis as a non-dissenting holder of ATI Common Shares who did not make an election and shall receive cash or AMD Common Stock on the same basis as holders of Non-Election Shares, but in no case shall AMD, Purchaser, ATI or any other Person be required to recognize any Dissenting Shareholder as a holder of ATI Common Shares after the Effective Time, and the names of each Dissenting Shareholder shall be deleted from the register of holders of ATI Common Shares at the Effective Time.

Hearing of Application for Approval of the Arrangement

22.
THIS COURT ORDERS that, upon the passing of the Arrangement Resolution pursuant to the provisions of paragraph 17 hereof, ATI shall be permitted to apply to this Honourable Court for final approval of the Arrangement pursuant to the within Notice of Application.

23.
THIS COURT ORDERS that the only persons entitled to appear and be heard at the hearing of the within Application shall be:

(a)
ATI;

  (b)
  AMD and Purchaser;

  (c)
  the Director; and

  (d)
  any person who has filed a Notice of Appearance herein in accordance with the provisions hereof, the Notice of Application and the Rules of Civil Procedure.

24.
THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on counsel for ATI at the following address: Goodmans LLP, 250 Yonge Street, Suite 2400, Toronto, Ontario, M5B 2M6, Attention: Tom Friedland / Rachelle Dickinson, with a copy to counsel for AMD and Purchaser at the following address: McCarthy Tétrault LLP, Suite 4700, Toronto-Dominion Bank Tower, Toronto, Ontario, M5K 1E6, Attention: Michael E. Barrack.

25.
THIS COURT ORDERS that in the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons set out in paragraph 23 shall be entitled to be given notice of the adjourned date.

26.
THIS COURT ORDERS that any materials to be filed by ATI in support of the within Application for final approval of the Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

27.
THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Order and the terms of any instrument creating, governing or collateral to the ATI Common Shares, ATI Options, ATI RSUs, ATI DSUs, or the articles or by-laws of ATI, this Interim Order shall govern.

28.
THIS COURT ORDERS that ATI shall be entitled to seek leave to vary this order upon such terms and upon the giving of such notice as this Honourable Court may direct.

ENTERED AT / INSCRIT À TORONTO ON / BOOK NO: LE / DANS LE REGISTRE NO.:
SEP 13 2006	Satie Seeraj
PER/PAR : Satie Seeraj

ATI TECHNOLOGIES INC. Applicant	IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Commercial List Court File: 06-CL-6611
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at Toronto

ORDER

GOODMANS LLP Barristers & Solicitors 250 Yonge Street, Suite 2400 Toronto, Ontario M5B 2M6
Tom Friedland LSUC #: 31848L Rachelle Dickinson LSUC #: 51264U
Tel: (416) 979-2211 Fax: (416) 979-1234
Solicitors for the Applicant ATI Technologies Inc.

(This page has been left blank intentionally.)

APPENDIX G
NOTICE OF APPLICATION FOR THE FINAL ORDER

Court File No. 06-CL-6611

ONTARIO SUPERIOR COURT OF JUSTICE
COMMERCIAL LIST

  IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c, C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

  AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF ATI TECHNOLOGIES INC., CONCERNING THE ACQUISITION BY 1252986 ALBERTA ULC OF ALL OF THE COMMON SHARES OF ATI TECHNOLOGIES INC.

[LOGO — SUPERIOR COURT OF JUSTICE]

ATI TECHNOLOGIES INC.

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS:

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicant. The claim made by the applicant appears on the following page.

        THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on Tuesday, October 17, 2006 at 10:00 a.m., or as soon after that time as the application may be heard, at 393 University Avenue, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario Lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date August 24, 2006
	Issued by:	/s/ JOSEPH DORIA Local registrar
	Address of court office	393 University Avenue Toronto, Onatario M5G 1E6

TO:	ALL HOLDERS OF COMMON SHARES OF ATI TECHNOLGIES INC. AS AT SEPTEMBER 1, 2006
AND TO:	ALL HOLDERS OF OPTIONS OF ATI TECHNOLOGIES INC. AS AT SEPTEMBER 1, 2006
AND TO:	ALL HOLDERS OF RESTRICTED SHARE UNITS OF ATI TECHNOLOGIES INC. AS AT SEPTEMBER 1, 2006
AND TO:	ALL HOLDERS OF DEFERRED SHARE UNITS OF ATI TECHNOLOGIES INC. AS AT SEPTEMBER 1, 2006
AND TO:	ALL HOLDERS OF ATI TECHNOLOGIES INC.
AND TO:	KPMG LLP Suite 3300, Commerce Court 199 Bay Street Toronto, Ontario, M5L 1B2
AND TO:	THE DIRECTOR Compliance & Policy Directorate Corporations Canada, Industry Canada 9th Floor, Jean Edmonds Tower South 365 Laurier Avenue West Ottawa, Ontario, K1A 0C8

AND TO:	MCCARTHY TÉTRAULT LLP Suite 4700 Toronto-Dominion Bank Tower Toronto, Canada, M5K 1E6
Michael E. Barrack LSUC#: 21941 W
Tel: (416) 601-7894 Fax: (416) 868-0673
Solicitors for 125986 Albert ULC and Advanced Micro Inc.

APPLICATION

1.
THE APPLICANT MAKES APPLICATION FOR:

a)
an interim Order for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the "CBCA") with respect to a proposed arrangement (the "Arrangement") of ATI Technologies Inc. ("ATI"), concerning the acquisition by 1252986 Alberta ULC, an indirect wholly-owned subsidiary of Advanced Micro Devices, Inc., of all of the common shares of ATI;

b)
an Order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

c)
such further and other relief as this Honourable Court may deem just.

2.
THE GROUNDS FOR THE APPLICATION ARE:

a)
section 192 of the CBCA;

b)
ATI is a corporation governed by the CBCA, with its head office in Markham, Ontario and with its common shares listed and traded on the TSX and NASDAQ;

c)
all statutory requirements under the CBCA have been fulfilled or will be fulfilled by the return date of this Application;

d)
the directions set out and shareholder approvals required pursuant to any interim Order this Court may grant have been followed and obtained, or will be followed and obtained, by the return date of this Application;

e)
ATI is not insolvent;

f)
it is not practicable for ATI to effect the Arrangement under any other provision of the CBCA;

  g)
  the Arrangement is in the best interests of ATI;

  h)
  the Arrangement is procedurally and substantively fair and reasonable to all affected parties;

  i)
  if made, the Order approving the Arrangement will constitute the basis for an exemption from the registration requirements of Section 3(a)(10) of the Securities Act of 1933, as amended, of the United States of America, with respect to the shares of common stock of Advanced Micro Devices, Inc. to be issued pursuant to the Arrangement;

  j)
  certain of the holders of common shares, options, restricted share units, and deferred share units of ATI are resident outside of Ontario and will be served at their addresses as they appear on the books and records of ATI as at September 1, 2006, pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure and the terms of any interim Order for advice and directions granted by this Honourable Court;

  k)
  rules 14.05(2), 14.05(3) and 38 of the Rules of Civil Procedure; and

  l)
  such further and other grounds as counsel may advise and this Honourable Court may permit.

THE FOLLOWING DOCUMENTARY EVIDENCE WILL BE USED AT THE HEARING OF THE APPLICATION:

  a)
  such interim Order as may be granted by this Honourable Court;

  b)
  an affidavit, to be sworn on behalf of ATI, with exhibits thereto, outlining the basis for the within application and for an interim Order for advice and directions;

  c)
  a further affidavit, to be sworn on behalf of ATI, with exhibits thereto, reporting as to compliance with any interim Order and the results of any meeting conducted pursuant to such interim Order, with exhibits thereto; and

  d)
  such further and other material as counsel may advise and this Honourable Court may permit.

August 24, 2006	GOODMANS LLP Barristers & Solicitors 250 Yonge Street, Suite 2400 Toronto, Canada M5B 2M6
Tom Friedland LSUC#: 31848L Rachelle Dickinson LSUC#: 51264U
Tel: (416) 979-2211 Fax: (416) 979-1234
Solicitors for the Applicant, ATI Technologies Inc.

ATI TECHNOLOGIES INC. Applicant	IN THE MATTER OF AN APPLICATION UNDER SECTION 192 CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c, C-44, AS AMENDED	Court File No: 06-CL-6611
ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST Proceeding commenced at Toronto

NOTICE OF APPLICATION (returnable October 17, 2006)

GOODMANS LLP Barristers & Solicitors 250 Yonge Street, Suite 2400 Toronto, Canada M5B 2M6
Tom Friedland LSUC#: 31848L Rachelle Dickinson LSUC#: 51264U
Tel: (416) 979-2211 Fax: (416) 979-1234
Solicitors for the Applicant ATI Technologies Inc.

APPENDIX H

SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT

        190. (1)  Right to dissent — Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

  (a)
  amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

  (b)
  amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

  (c)
  amalgamate otherwise than under section 184;

  (d)
  be continued under section 188;

  (e)
  sell, lease or exchange all or substantially all its property under subsection 189(3); or

  (f)
  carry out a going private transaction or a squeeze-out transaction.

        (2)  Further right — A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

        (2.1)  If one class of shares — The right to dissent described in subsection (2) applies even if there is only one class of shares.

        (3)  Payment for shares — In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

        (4)  No partial dissent — A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

        (5)  Objection — A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

        (6)  Notice of resolution — The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

        (7)  Demand for payment — A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

  (c)
  a demand for payment of the fair value of such shares.

        (8)  Share certificate — A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

        (9)  Forfeiture — A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

        (10)  Endorsing certificate — A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

        (11)  Suspension of rights — On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of their shares as determined under this section except where

  (a)
  the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

  (b)
  the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

  (c)
  the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder's rights are reinstated as of the date the notice was sent.

        (12)  Offer to pay — A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

  (a)
  a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

        (13)  Same terms — Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

        (14)  Payment — Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

        (15)  Corporation may apply to court — Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

        (16)  Shareholder application to court — If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

        (17)  Venue — An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

        (18)  No security for costs — A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

        (19)  Parties — On an application to a court under subsection (15) or (16),

  (a)
  all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

  (b)
  the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

        (20)  Powers of court — On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

        (21)  Appraisers — A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

        (22)  Final order — The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of his shares as fixed by the court.

        (23)  Interest — A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

        (24)  Notice that subsection (26) applies — If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

        (25)  Effect where subsection (26) applies — If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may:

  (a)
  withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder, or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

        (26)  Limitation — A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that:

  (a)
  the corporation is or would after the payment be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

APPENDIX I

ATI EXECUTIVE COMPENSATION AND EQUITY PLANS

STATEMENT OF EXECUTIVE COMPENSATION

        The following table provides a summary of compensation earned during each of the last three fiscal years by the Chief Executive Officer, Chief Financial Officer and the three other most highly compensated executive officers of ATI Technologies Inc. ("ATI"). All amounts in the following Summary Compensation Table are expressed in United States dollars unless otherwise specified. This is consistent with ATI's financial reporting.

Summary Compensation Table
(All dollar amounts are stated in U.S. Dollars)

		Annual Compensation				Long Term Compensation
						Awards		Payouts
Name and Principal Positions	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)(1)		Securities Under Options/SARs Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)		All Other Compensation ($)

David Orton(2)(4) Chief Executive Officer and President	2006 2005 2004	500,000 500,000 383,333	(16) 250,000 641,000	— — —		200,000 — 250,000	— — —	934,036 — —	(7)	— — —

Patrick Crowley(3)(5) Senior Vice President, Finance and Chief Financial Officer	2006 2005 2004	327,505 203,530 —	(16) 46,227 —	— — —		30,000 265,000 —	69,426(8) 287,824(9) —	— — —		— — —

Rick Hegberg(4) Senior Vice President, Worldwide Sales	2006 2005 2004	350,000 350,000 350,000	31,976(16) 102,500 267,000	— — —		52,500 80,000 50,000	119,980(10) 231,300(11) —	— — —		— — —

John Docherty(6) Senior Vice President, Operations	2006 2005 2004	385,511 32,773 —	(16) 269,125(17) —	19,439 113,026 —	(18) (18)	37,500 150,000 —	86,783(12) 446,496(13) —	— — —		— — —

Adrian Hartog(3) Senior Vice President and General Manager, Consumer Group	2006 2005 2004	320,227 275,740 240,898	(16) 48,660 195,260	— — —		67,500 80,000 80,000	156,209(14) 156,766(15) —	— — —		— — —

(1)
Perquisites and other personal benefits are not shown if they did not exceed the applicable disclosure threshold of the lesser of: Cdn.$50,000 and 10% of the total annual salary and bonus of the named executive officer for the fiscal year.

(2)
Mr. Orton was appointed as Chief Executive Officer on June 1, 2004.

(3)
Messrs. Crowley and Hartog were domiciled in Canada and paid in Canadian dollars. All amounts are expressed in United States dollars converted at the exchange rate of U.S.$0.87 to Cdn.$1.00 (2005 — U.S. $0.81; 2004 — U.S.$0.751) for the year ended August 31, 2006.

(4)
Messrs. Orton and Hegberg were domiciled in the United States and paid in United States dollars.

(5)
Mr. Crowley was appointed as Senior Vice President, Finance and Chief Financial Officer on January 19, 2005. He was an employee of ATI for approximately eight months in fiscal 2005.

(6)
Mr. Docherty was appointed as Senior Vice President, Operations on July 29, 2005. He was an employee of ATI for approximately one month in fiscal 2005. Mr. Docherty was domiciled in Singapore during fiscal 2005 and transferred to Canada during fiscal 2006. All amounts are expressed in United States dollars converted at the exchange rate of U.S. $0.613 to $1.00 SGD (2005 — U.S. $0.603) and U.S.$0.87 to Cdn.$1.00 (2005 — U.S. $0.81) for the year ended August 31, 2006.

(7)
Represents the second of three potential incentive payments under incentive arrangements implemented in 2002; this payment was made in fiscal 2006 following ATI's successful achievement of the second milestone related to this incentive arrangement.

(8)
Represents an award of 4,000 restricted share units ("ATI RSUs") made on April 10, 2006, which ATI RSUs are valued at $69,426 based on the market price of the common shares of ATI (the "ATI Common Shares") at the time of grant and $82,441 as of August 31, 2006. The ATI RSUs vest in three equal instalments over a three year period commencing on April 10, 2007.

(9)
Represents an award of 15,000 ATI RSUs made in December 2004, which ATI RSUs are valued at $287,824 based on the market price of the ATI Common Shares at the time of the grant. The ATI RSUs vest in three equal instalments over a three year period commencing in December 2005. As of August 31, 2006, 10,000 ATI RSUs remain outstanding and are valued at $206,103.

(10)
Represents an award of 7,000 ATI RSUs made on April 10, 2006, which ATI RSUs are valued at $119,980 based on the market price of the ATI Common Shares at the time of grant and $150,360 as of August 31, 2006. The ATI RSUs vest in three equal instalments over a three year period commencing on April 10, 2007.

(11)
Represents an award of 15,000 ATI RSUs made in May 2005, which ATI RSUs are valued at $231,300 based on the market price of the ATI Common Shares at the time of the grant. The ATI RSUs vest in three equal instalments over a three year period commencing in May 2006. As of August 31, 2006, 10,000 ATI RSUs remain outstanding and are valued at $214,800.

(12)
Represents an award of 5,000 ATI RSUs made on April 10, 2006, which ATI RSUs are valued at $86,783 based on the market price of the ATI Common Shares at the time of grant and $103,052 as of August 31, 2006. The ATI RSUs vest in three equal instalments over a three year period commencing on April 10, 2007.

(13)
Represents an award of 35,000 ATI RSUs made in July 2005, which ATI RSUs are valued at $446,496 based on the market price of the ATI Common Shares at the time of the grant. The ATI RSUs vest in three equal instalments over a three year period commencing on July 31, 2006. As of August 31, 2006, 23,333 ATI RSUs remain outstanding and are valued at $480,900.

(14)
Represents an award of 9,000 ATI RSUs made on April 10, 2006, which ATI RSUs are valued at $156,209 based on the market price of the ATI Common Shares at the time of grant and $185,493 as of August 31, 2006. The ATI RSUs vest in three equal instalments over a three year period commencing on April 10, 2007.

(15)
Represents an award of 10,000 ATI RSUs made in May 2005, which ATI RSUs are valued at $156,766 based on the market price of the ATI Common Shares at the time of the grant. The ATI RSUs vest in three equal instalments over a three year period commencing in May 2006. As of August 31, 2006, 6,666 ATI RSUs remain outstanding and are valued at $137,388.

(16)
The bonuses earned in respect of ATI's 2006 financial year are not calculable as of the date of the management information circular of ATI dated September 13, 2006 (the "Circular") as they are determined, in part, with reference to ATI's annual earnings per share. For reference purposes, the target bonus amounts for each of the named executive officers in respect of ATI's 2006 financial year are as follows: Mr. Orton: $500,000; Mr. Crowley: $163,125; Mr. Docherty: $156,600; and Mr. Hartog $165,300; Mr. Hegberg: $175,000. Mr. Hegberg has received payments with respect to the first three quarters of the fiscal year totalling $31,976.

(17)
Mr. Docherty received a sign on bonus of $262,492 and a payment of $6,633 under the executive bonus plan.

(18)
Under an expatriate arrangement, Mr. Docherty received assistance with housing, tuition, and health insurance coverage. Additional amounts will be paid to Mr. Docherty with respect to tax gross-up on the expatriate benefits and are not calculable as of the date of the Circular.

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in 2006 Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

David Orton	200,000	7.43	US$14.03	US$14.03	Oct. 31, 2012

Patrick Crowley	30,000	1.11	CAD$19.95	CAD$19.95	April 10, 2013

Rick Hegberg	52,500	1.95	US$17.14	US$17.14	April 10, 2013

John Docherty	37,500	1.39	CAD$19.95	CAD$19.95	April 10, 2013

Adrian Hartog	67,500	2.51	CAD$19.95	CAD$19.95	April 10, 2013

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and
Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at August 31, 2006 (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at August 31, 2006 ($)(1) Exercisable/Unexercisable

David Orton	—	—	475,211/325,000	US$5,457,564/$1,862,500

Patrick Crowley	—	—	96,875/198,125	CAD$57,031/$236,319

Rick Hegberg	96,178	US$1,007,174	125/160,625	US$575/1,193,025

John Docherty	—	—	37,500/150,000	CAD$298,500/1,035,750

Adrian Hartog	100,000	CAD$1,559,965	160,000/157,500	CAD$456,400/544,750

(1)
Based on the closing price of Cdn.$23.69 and U.S.$21.48 of the ATI Common Shares on the Toronto Stock Exchange and the NASDAQ Stock Market, respectively, on August 31, 2006.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

        No current or former director, executive officer, employee, or any associate of any such director or officer has any indebtedness to, or guaranteed or supported by, ATI or any of its subsidiaries as at August 31, 2006.

COMPOSITION OF THE HUMAN RESOURCES AND COMPENSATION COMMITTEE

        The Human Resources and Compensation Committee oversees and makes recommendations to the Board of Directors on all aspects of compensation payable to the Chief Executive Officer. The Human Resources and Compensation Committee is currently composed of three members of the Board of Directors who are neither employees nor former employees of ATI. During fiscal 2006, the members of the Human Resources and Compensation Committee were as follows: John Caldwell, Paul Russo and James Fleck. The Human Resources and Compensation Committee invites the Senior Vice President, Corporate Services to attend most meetings to provide advice and consultation as required.

REPORT ON EXECUTIVE COMPENSATION

        ATI's executive compensation policy is designed to remunerate ATI's executives with compensation that is competitive in the high-tech market place in which ATI operates and sources talent, with a particular emphasis on comparable hardware and semiconductor companies. Secondary comparisons are also made to comparably-sized (considering annual revenue and total number of employees) companies across a wide range of industries to ensure that ATI's pay programs are also competitive with the broad marketplace, especially for positions recruited from outside the high-tech marketplace. The total compensation package for executives is targeted at the 67th percentile of the applicable comparator group in the country which the executive resides and is comprised of a base salary and variable (at-risk) pay consisting of short term and long term incentives.

        Executives are eligible to earn annual performance-based bonuses and be granted options under the ATI Common Share Option Plan (as defined in the Circular) (the "ATI Options") and ATI RSUs (as defined in the Circular) in ATI's sole discretion. These incentive plans are intended to motivate executives to meet and exceed individual objectives and pre-established corporate financial objectives, as well as to align the financial interests of the executives with the financial interests of ATI's shareholders. Consistent with the high-tech market place, an emphasis is placed on variable (at-risk) long-term incentives as a means of achieving these objectives.

        Executives are also eligible for benefits consistent with other non-officer employees. ATI does not have an employee or executive pension plan.

        The Human Resources and Compensation Committee (the "Committee") reviews and assesses the competitiveness and appropriateness of the compensation arrangements of the Chief Executive Officer and makes recommendations regarding these compensation packages to the Board for approval. In conducting the review, the Committee considers, among other things, individual performance assessments, ATI's performance, the alignment with and balance between short and longer-term performance goals, the value of incentive awards paid to similar positions in comparable companies and previous incentive awards. The Committee also reviews the Chief Executive Officer's recommendations regarding the compensation packages for ATI's other executive officers. The Committee also reviews, from time to time, the compensation arrangements of the Board of Directors, including the Chair, and makes recommendations to the Board for approval. The Committee uses the services of an independent external compensation consultant to review the competitiveness of compensation arrangements and to assist in the development of new compensation programs.

  Salary

        Salaries for each of ATI's executive officers is targeted at the median of the applicable comparator group. Actual salaries take into consideration the individual's position and responsibilities, the individual's contribution to ATI's performance and amounts paid by companies in the same industry for comparable positions.

  Annual Bonus

        As noted above, each executive of ATI, including the Chief Executive Officer, has an opportunity to earn an annual performance bonus. Generally, the target bonus for each executive is expressed as a percentage of base salary and is commensurate with bonuses which are competitive in the industry for the position. Any bonus that is paid is based on the achievement by ATI of specific pre-set financial metrics and individual performance. Bonuses may exceed the target bonus, up to a maximum of 250% of base salary, subject to these corporate financial metrics being exceeded and an assessment of each executive's individual performance.

        In fiscal 2006, the specific financial metrics for the annual executive bonus program were recommended by the Chief Executive Officer for approval by the Committee and then recommended for approval by the Board of Directors. The Board of Directors approved specific earnings per share ("EPS") targets for each quarter and for the full year, as well as specific business unit financial targets. Bonuses for the Chief Executive Officer and corporate executives will be based on these EPS targets, while the bonuses for executives within the business units are based on a combination of the EPS and business unit financial targets.

        The annual executive bonus pool is funded proportionately to ATI's performance relative to the foregoing financial metrics. Bonuses are determined for each executive (except the Chief Executive Officer) based on the respective financial measures and then adjusted upward or downward to reflect the executive's achievement of specific individual performance goals set and assessed by the Chief Executive Officer. The aggregate bonuses paid to all executives, other than the Chief Executive Officer (for whom the Board of Directors determines the bonus), after taking into account the individual performance assessments, is limited to the amount of the bonus pool funded based on the achievement of the financial targets.

  Long Term Incentives

        ATI has established the ATI Common Share Option Plan, the ATI Restricted Share Unit Plans (as defined in the Circular) and the Share Purchase Plan (as defined below), which are designed to encourage all eligible employees, officers (including executive officers) and management directors of ATI to align their interests directly with those of shareholders and to benefit shareholders by allowing ATI to attract and retain employees in the competitive high-tech sector where such compensation activities are standard. Details of ATI's incentive plans are set out below under the heading "Equity Plans".

        The Committee is responsible for establishing and monitoring the overall policy for the ATI Common Share Option Plan, the ATI Restricted Share Unit Plans and Share Purchase Plan. This responsibility includes the consideration of proposed ATI Option and ATI RSU grants, as required, and the making of appropriate recommendations to the Board of Directors for approval. The Committee has specific responsibility for reviewing the proposed grants of ATI Options and/or ATI RSUs to executive officers.

        The number of ATI Options and/or ATI RSUs granted to executive officers is based upon similar factors as are relevant in setting the salary and annual bonus of executive officers. In addition, the amount and terms of outstanding ATI Options and ATI RSUs are considered when determining new grants for executives and all employees.

  Chief Executive Officer's Compensation

        Mr. Orton was appointed as ATI's President and Chief Operating Officer in April 2000 and was appointed as Chief Executive Officer on June 1, 2004. The Committee is responsible for recommending to the Board of Directors for approval Mr. Orton's salary, bonus and any ATI Options or other share based equity awards. Mr. Orton's salary remains unchanged from U.S.$500,000 per annum, which became effective upon his appointment as Chief Executive Officer following a comprehensive review with an independent external compensation consultant. This salary level is between the 50th and 67th percentiles of the selected comparator group consisting of select U.S. technology companies, primarily in the semiconductor industry.

        Mr. Orton's target bonus of 100% of base salary has also remained unchanged since his appointment as Chief Executive Officer. Mr. Orton's bonus is based on the achievement of the same EPS performance targets set for all executives and pre-established individual performance objectives set by the Board of Directors.

        As the bonus to be earned by Mr. Orton in respect of ATI's 2006 financial year is determined, in part, with reference to ATI's annual EPS, such bonus amount is not calculable as of the date of the Circular. Mr. Orton's target bonus is U.S.$500,000.

        Under incentive arrangements implemented in 2002, Mr. Orton, among others, participates in a performance-based incentive which was conditional upon ATI being successful in entering into specified business arrangements with a third party during the fiscal year ended August 31, 2003. The Committee believes that achievement of certain pre-determined milestones relating to the third party arrangements is consistent with ATI's long-term objectives. The incentive payable to Mr. Orton consists of (i) three cash payments of U.S.$934,037 payable upon achievement of each of three specified milestones (relating to the third party arrangements) over an estimated period of three years, and (ii) options to purchase up to 350,211 ATI's Common Shares granted under the ATI Common Share Option Plan at an exercise price of U.S.$6.96 per share. During fiscal 2003, ATI successfully entered into the third party arrangements and, as a result, the first of the three potential incentive payments was made and the options became exercisable subject to vesting requirements. During fiscal 2006, ATI achieved the second of the three pre-determined milestones and the second of the three potential incentive payments was made.

        Pursuant to ATI's share ownership guidelines, Mr. Orton is required to own at least U.S.$350,000 in ATI Common Shares and/or ATI RSUs. As of August 31, 2006, Mr. Orton met this requirement.

        The foregoing Report on Executive Compensation was submitted by the members of the Committee — John Caldwell, Paul Russo and James Fleck.

  Change of Control Contracts

        Nine executive officers of ATI, including each of the named executive officers listed above, entered into individual change of control agreements with ATI in fiscal 2006. Under the terms of these change of control agreements, each named executive officer is entitled to receive compensation from ATI if such executive's employment is terminated upon a change of control of ATI. A "change of control" includes the purchase of 50% of the outstanding voting shares of ATI by any person or persons acting in concert; the removal of more than 51% of the incumbent directors; the election of a majority of directors who are not incumbent nominees; and the completion of a sale of all or substantially all of the assets of ATI, or the completion of a reorganization, merger or other transaction which has substantially the same effect.

        The named executive officers are entitled to compensation if their employment is terminated by ATI without cause within 12 months following a change of control, or prior to a change of control if such termination is in connection with, or in anticipation of, a change of control. An executive is also entitled to compensation if he resigns from ATI within 12 months of a change of control (and, in certain circumstances, in advance of a change in control) in circumstances where the executive experiences a material reduction in responsibilities; a reduction in base salary or target bonus; the assignment of substantial new duties inconsistent with the executive's prior responsibilities; or a requirement to work from a location based outside of a 50 mile radius of the executive's current work location. If an executive resigns from ATI upon a change of control, however, the executive is only entitled to compensation provided that he agrees to continue to diligently perform the duties of his position at his then current salary until a date specified by ATI, which date will not be more than 12 months following the change of control.

        Upon termination or resignation as described above, provided that an executive enters into a full and final release and a confidentiality, non-competition and non-solicitation agreement, the named executive officers are entitled to:

  (a)
  a continuation of his annual salary for a period of 18 months from the date of termination (except in respect of the Chief Executive Officer, who is entitled to a continuation of his annual salary for a period of 24 months);

  (b)
  the immediate payment of a pro-rated portion of the executive's target bonus corresponding to that portion of the fiscal year leading up to the date of termination;

  (c)
  the payment of a pro-rated target bonus (for the future fiscal periods) relating to the period during which the executive is entitled to a continuation of his salary;

  (d)
  the continuation of all group benefits (other than disability insurance) until the earlier of the end of the executive's salary continuation or the date on which the executive obtains similar benefits through other employment;

  (e)
  outplacement services to a maximum of $10,000; and

  (f)
  the continued vesting of all ATI Options and ATI RSUs during the period of salary continuance and the removal of all performance criteria, if any, attached to such equity incentives.

        In connection with the Transactions (as defined in the Circular), certain of the executives have entered into agreements with AMD under which such executives were offered continuing employment after the Closing Date (as defined in the Circular). Such offers of employment will be effective only upon the Closing (as defined in the Circular), and provide that the offers will supersede the change of control agreements and any other ATI agreement with respect to each such executive's employment with ATI.

COMPENSATION OF DIRECTORS

        The following sets out the current annual compensation package for ATI's non-management directors:

Board Member Retainer:	$25,000 per annum and 6,500 deferred share units
("ATI DSUs", described below)
Committee Member Retainer:	$3,000 per annum
Board and Committee Meeting Fee:	$2,000
Board and Committee Meeting Fee for Conference Call Meetings or Meetings of Less than 1 Hour:	$500
Travel Fee for Board and Committee Meetings for which travel of over 500 miles is required:	$1,500
Board Chair Retainer:	$50,000 and 6,500 ATI DSUs
Audit Committee Chair Retainer:	$10,000
Other Committee Chair Retainer:	$3,000
Initial Award for New Directors:	3,250 ATI DSUs

        The cash portion of retainers and fees is payable in U.S. dollars regardless of the director's country of residence. Related expenses incurred by directors are reimbursed by ATI. The annual compensation package for directors is reviewed on an annual basis.

        Each of the directors who were members of the Transaction Committee (as defined in the Circular) received a retainer fee of U.S.$30,000 and a per meeting fee of U.S.$2,000 (U.S.$500 for conference calls of less than one hour). In addition to the foregoing, the Chairman of the Transaction Committee received a retainer fee of U.S.$10,000.

        The deferred share unit plan (the "ATI DSU Plan") has been established for non-management directors. Under the ATI DSU Plan, an ATI DSU is a unit equivalent in value to one ATI Common Share based on the five-day average trading price of the ATI Common Shares on the NASDAQ Stock Market immediately prior to the date on which the value of the ATI DSU is determined. ATI DSUs may not be redeemed until such time as the director leaves the Board of Directors, thereby providing an ongoing equity stake in ATI throughout the director's period of Board service.

        The initial ATI DSU award for newly appointed directors noted above is in addition to the annual ATI DSU retainer and is subject to a one-year vesting requirement. Annual retainers in the form of ATI DSUs are pro-rated for directors appointed between annual meetings, based upon the number of months of service during the twelve months ending January 31.

        Upon Closing (as defined in the Circular) of the Arrangement (as defined in the Circular), each outstanding ATI DSU, whether vested or unvested, will be cancelled and terminated by ATI and each director who holds ATI DSUs, whether vested or unvested, will be entitled to receive from ATI a cash amount per ATI DSU equal to the Purchase Price per ATI Common Share (as defined in the Circular). The ATI DSU Plan will then be terminated.

        Non-management directors are no longer permitted to receive ATI Options and no ATI Options have been granted to non-management directors in the past three years. Three directors currently hold an aggregate of 120,000 previously granted ATI Options.

SHARE OWNERSHIP GUIDELINES FOR DIRECTORS AND THE CHIEF EXECUTIVE OFFICER

        Directors and the Chief Executive Officer are each required to own at least U.S.$350,000 in ATI Common Shares, ATI DSUs or ATI RSUs. For the directors, based on the closing price of the ATI Common Shares on the NASDAQ Stock Market at August 31, 2006, this threshold was more than two times the Board member retainer of US$25,000 and 6,500 ATI DSUs.

        For purposes of these guidelines, the value of the ATI Common Shares, ATI DSUs or ATI RSUs held will be based on the higher of current market value and the acquisition value. To facilitate the establishment of these ownership guidelines, accumulation of the requisite amount of ATI Common Shares, ATI DSUs and/or ATI RSUs is permitted to be made over a three-year period. As at the date of the Circular, seven directors, including the Chief Executive Officer hold ATI Common Shares and/or ATI DSUs in excess of the minimum equity investment guideline of U.S.$350,000.

DIRECTORS AND OFFICERS INSURANCE

        Directors and officers are insured against liability in their capacity as directors and officers under coverage maintained by ATI. The total coverage has a liability limit of U.S.$45,000,000 comprised of U.S.$15,000,000 of primary coverage and U.S.$30,000,000 in excess coverage with a deductible of U.S.$5,000,000 (each loss). During 2006, the annual premium was approximately U.S.$2,490,643. No amount of the premium is paid by the directors or officers.

INVESTMENT PERFORMANCE GRAPH

        The following graph shows a five year comparison of the percentage change in ATI's cumulative total shareholder return on Cdn.$100 invested in ATI Common Shares on August 31, 2001 with the cumulative total return of the TSX/S&P Composite Index over the same period.

Cumulative Value of a Cdn.$100 Investment

	Aug. 31/01	Aug. 31/02	Aug. 31/03	Aug. 31/04	Aug. 31/05	Aug. 31/06

TSX/S&P	100	90.87	105.32	119.53	154.99	179.23

ATI	100	64.44	147.18	134.01	101.48	166.83

EQUITY PLANS

        ATI has established the ATI Common Share Option Plan, the ATI Restricted Share Unit Plans and a share purchase plan (the "Share Purchase Plan") which are designed to encourage all eligible employees, executive officers and management directors of ATI to align their interests directly to those of shareholders and allows ATI to maintain competitive compensation programs that enables it to attract and retain employees in the high-tech sector where such compensation programs are standard. The material terms of each of the ATI Common Share Option Plan, ATI Restricted Share Unit Plans and Share Purchase Plan are described below.

  ATI Common Share Option Plan

        Under the ATI Common Share Option Plan, employees and executive officers of ATI are eligible to receive ATI Options. Approximately 2,900 employees of ATI have been awarded ATI Options pursuant to the ATI Common Share Option Plan (representing approximately 75% of ATI's employees).

        Subject to the requirements of the ATI Common Share Option Plan, the Board of Directors has the authority to select those employees and executive officers to whom ATI Options are granted, the number of ATI Options granted to each individual and the price at which the underlying ATI Common Shares may be purchased. The exercise price for purchasing ATI Common Shares under the ATI Common Share Option Plan is not less than the weighted average of the trading prices of the ATI Common Shares on the Toronto Stock Exchange or the NASDAQ Stock Market for the five trading days preceding the date on which the Board of Directors determines that the grant of the ATI Option is to be effective. Options vest in accordance with terms determined by the Board of Directors. Currently, the Board of Directors grants Options under the ATI Common Share Option Plan that vest as to 25% of the award on the first anniversary of the date of grant, with the remainder vesting on a pro-rata basis quarterly over the ensuing three years. The ATI Options granted pursuant to the ATI Common Share Option Plan are not transferable and have a maximum term of seven years. ATI Options may not be repriced downward without shareholder approval.

        The Board of Directors has the discretion to award tandem stock appreciation rights ("ATI SARs") in connection with all or a portion of the existing and future ATI Options granted under the ATI Common Share Option Plan. ATI SARs provide an optionee with the right to surrender vested ATI Options for termination in return for ATI Common Shares with a market value equal to the net proceeds that the optionee would have otherwise received had such optionee exercised the vested ATI Options and immediately sold the underlying ATI Common Shares.

        The ATI Common Share Option Plan provides that the number of ATI Common Shares reserved for issuance and which may be issued within a one-year period, pursuant to ATI Options granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the ATI Common Share Option Plan and all other share compensation arrangements established by ATI is limited to 10% of the number of ATI Common Shares issued and outstanding, excluding any ATI Common Shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of ATI Common Shares which may be issued within a one-year period to any one insider and such insider's associates (as defined in the Securities Act (Ontario)) pursuant to the ATI Common Share Option Plan and all other share compensation arrangements is limited to 5% of the number of ATI Common Shares issued and outstanding, excluding any ATI Common Shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

        On termination of employment, for any reason except involuntary termination without cause, all unvested ATI Options are forfeited and vested ATI Options may be exercised for a period of 60 days following termination. Upon involuntary termination without cause, ATI may, at its discretion, permit a participant's ATI Options to continue to vest during any statutory or common law severance period or any period of reasonable notice required by law. Vested ATI Options may be exercised up to 60 days following such severance or notice period. Upon the death of a participant, all ATI Options immediately vest and may be exercised by the deceased participant's estate for a period of six months following death.

        As at August 31, 2006, there are 19,266,326 ATI Common Shares reserved to be issued pursuant to ATI's outstanding ATI Options (representing 7.45% of ATI's issued and outstanding ATI Common Shares). As at August 31, 2006, ATI SARs have been awarded in connection with 5,389,778 of ATI's outstanding ATI Options.

        The ATI Common Share Option Plan is the only share compensation arrangement under which ATI grants ATI Options. In connection with ATI's acquisition of ArtX, Inc. in April of 2000, as part of the acquisition terms, ATI assumed all options outstanding under the ArtX Plan. As at August 31, 2006, under the ArtX Plan, options to purchase 429,107 ATI Common Shares were outstanding.

        The treatment of ATI Options and ATI SARs in connection with the Transactions is described in the Circular under the heading "Arrangement Mechanics — Treatment of ATI Options and ATI SARs".

  ATI Restricted Share Unit Plans

        The ATI Restricted Share Unit Plans allow participants to earn actual ATI Common Shares (or the cash equivalent) over time, rather than options that give employees the right to purchase stock at a set price.

        The ATI Restricted Share Unit Plans include: a plan for Canadian employees and directors of ATI (the "Canadian Plan"), a plan for U.S. employees and directors of ATI (the "U.S. Plan"), and a plan for all employees and directors of ATI (the "Global Plan"). In accordance with the terms of the ATI Restricted Share Unit Plans, the Board of Directors approves which employees and directors are entitled to participate in the respective plan (the "participants") and the number of ATI RSUs to be awarded to each participant. ATI RSUs awarded to participants are credited to an account that is established on their behalf and maintained in accordance with the respective ATI Restricted Share Unit Plan. Each ATI RSU awarded conditionally entitles the participant to the delivery of one ATI Common Share (or cash in lieu of such share under the Global Plan) upon attainment of the ATI RSU vesting period. ATI RSUs awarded to participants vest in accordance with terms determined by the Board of Directors, which terms may include certain performance criteria in which the number of ATI Common Shares (or cash in lieu of such ATI Common Shares under the Global Plan) to be delivered to a participant in respect of each ATI RSU awarded is dependent upon ATI's performance and/or market price of the ATI Common Shares, as determined by the Board of Directors. The performance terms that the Board of Directors may apply to ATI RSUs are intended to strengthen the link between ATI's performance and the value of the ATI RSUs at the time that they are paid out. ATI RSUs are non-transferable.

        At the time that any ATI RSUs are granted under the Canadian Plan and the U.S. Plan, the Board of Directors must determine whether the ATI Common Shares to be delivered to participants upon the vesting of such ATI RSUs will be purchased on the open market, issued from treasury or obtained from a combination of market purchases and treasury issuances. Under the Global Plan, the Board of Directors must determine whether participants will receive cash or treasury shares (or a combination of both) upon the vesting of ATI RSUs. ATI RSUs that are satisfied through the purchase of ATI Common Shares on the market vest over a maximum period ending on December 31 of the third calendar year after the date of grant.

        The ATI Restricted Share Unit Plans also provide that the number of ATI Common Shares reserved for issuance and which may be issued within a one-year period, pursuant to ATI RSUs granted to insiders (as defined in the Securities Act (Ontario)) pursuant to the ATI RSU Plans and all other share compensation arrangements established by ATI is limited to 10% of the number of ATI Common Shares issued and outstanding, excluding any ATI Common Shares issued pursuant to share compensation arrangements during the immediately preceding one-year period. Furthermore, the number of ATI Common Shares which may be issued within a one-year period to any one insider and such insider's associates (as defined in the Securities Act (Ontario)) pursuant to the ATI Restricted Share Unit Plans and all other share compensation arrangements is limited to 5% of the number of ATI Common Shares issued and outstanding, excluding any ATI Common Shares issued pursuant to share compensation arrangements during the immediately preceding one-year period.

        On termination of employment for any reason, all unvested ATI RSUs are forfeited. At ATI's discretion, upon involuntary termination without cause, a participant's ATI RSUs may be permitted to continue to vest, in accordance with their terms, during any statutory or common law severance period or any period of reasonable notice required by law. Upon the death of a participant, all unvested ATI RSUs are immediately vested and distributed to the participant's estate.

        If the ATI Common Shares to be delivered upon the vesting of ATI RSUs are purchased in the market instead of issued from treasury, under the Canadian Plan, after ATI RSUs are awarded to participants and prior to vesting, ATI will provide funds to a trust established for the purpose of purchasing on the market, and holding in trust, ATI Common Shares to be delivered to Canadian participants in exchange for ATI RSUs once the applicable vesting criteria have been met. Similarly, under the U.S. Plan, ATI will provide funds to a U.S. broker, who will purchase ATI Common Shares for delivery to a custodian to be held on behalf of U.S. participants pending satisfaction of the applicable ATI RSU vesting criteria. Under the Global Plan, once an ATI RSU vests, if ATI Common Shares are not to be issued from treasury, the participant under the Global Plan is only entitled to receive a cash payment from ATI equal to the number of ATI RSUs awarded to such participant multiplied by the value of the ATI Common Shares on the NASDAQ Stock Market at the relevant vesting date.

        Overall, 3,351,018 ATI RSUs are outstanding as of August 31, 2006 (representing less than 1.30% of the issued capital of ATI) of which 445,664 ATI RSUs will be satisfied with ATI Common Shares purchased on the market, 2,350,468 ATI RSUs will be satisfied with ATI Common Shares issued from treasury and 554,886 ATI RSUs will be paid out in cash.

        ATI RSUs are accounted for as a compensation expense under the fair value method of accounting.

        The treatment of ATI RSUs in connection with the Transactions is described in the Circular under the heading "Arrangement Mechanics — Treatment of ATI RSUs". Upon Closing of the Arrangement, none of the performance criteria that attached to any ATI RSUs will be operative.

  Share Purchase Plan

        ATI established the Share Purchase Plan to provide employees with an opportunity to purchase ATI Common Shares, furthering participants' alignment with the interests of shareholders and allowing them to share in the financial success to which they contribute. Under this plan, ATI contributes $l.50 for every $9.00 contributed by an employee to acquire ATI Common Shares. ATI will terminate the Share Purchase Plan on Closing.

  Equity Compensation Plan Information

        The following table outlines certain information relating to the securities authorized for issuance under ATI's equity plans as at August 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights(3) (b)		Number of securities remaining available for future issuance under equity plans (excluding securities reflected in column (a)) (c)

Equity plans approved by securityholders
ATI Common Share Option Plan(1)	18,837,219	15.46		—	(4)
ATI Restricted Share Unit Plans(2)	2,350,468	—

Equity plans not approved by securityholders
ArtX Plan(1)	429,107	0.32		—

Total	21,616,794	15.13	(5)

(1)
The material features of the ATI Common Share Option Plan and the ArtX Plan are described above under the heading "Equity Plans — ATI Common Share Option Plan".

(2)
The material features of the ATI Restricted Share Unit Plans are described above under the heading "Equity Plans — ATI Restricted Share Unit Plans".

(3)
All amounts are expressed in United States dollars converted at the exchange rate of U.S.$0.87 to Cdn.$1.00 for the year ended August 31, 2006.

(4)
Upon Closing of the Arrangement, no future ATI Options or ATI RSUs will be granted or awarded under the ATI Common Share Option Plan or ATI Restricted Share Unit Plans. Treatment of the ATI Options and ATI RSUs is described in the Circular under the heading "Arrangement Mechanics — Treatment of ATI Options and ATI SARs, and Treatment of ATI RSUs".

(5)
This is a weighted average calculation based on the exercise prices of all outstanding options.

QUESTIONS AND FURTHER ASSISTANCE

        If you have any questions about the information contained in this Circular or require assistance in completing your proxy form, please contact ATI's proxy solicitation agent, at:

100 University Avenue
11th Floor, South Tower
Toronto, Ontario
M5J 2Y1

North American Toll Free Number: 1-866-464-3959 or

Collect: 416-642-7091

QuickLinks

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
TABLE OF CONTENTS
MANAGEMENT INFORMATION CIRCULAR
AVAILABLE INFORMATION AND DOCUMENTS INCORPORATED BY REFERENCE
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
CANADIAN/U.S. EXCHANGE RATES
CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS
SUMMARY OF MANAGEMENT INFORMATION CIRCULAR
INFORMATION CONCERNING THE MEETING AND VOTING
THE ARRANGEMENT
ARRANGEMENT MECHANICS
THE ACQUISITION AGREEMENT
PRINCIPAL LEGAL MATTERS
DISSENTING SHAREHOLDERS' RIGHTS
CERTAIN TAX CONSIDERATIONS FOR ATI COMMON SHAREHOLDERS
RISK FACTORS
MARKET PRICES OF AND DIVIDENDS ON ATI COMMON SHARES AND AMD COMMON STOCK
INFORMATION CONCERNING AMD
INFORMATION CONCERNING ATI
SELECTED HISTORICAL FINANCIAL DATA
COMPILATION REPORT ON PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
AMD CAPITAL STOCK
ATI SHARE CAPITAL
COMPARISON OF RIGHTS OF ATI SHAREHOLDERS AND AMD STOCKHOLDERS
LEGAL MATTERS
AUDITORS
ENFORCEABILITY OF CIVIL LIABILITIES
QUESTIONS AND FURTHER ASSISTANCE
APPROVAL OF ATI'S BOARD OF DIRECTORS
CONSENT OF CREDIT SUISSE SECURITIES (USA) LLC
CONSENT OF GENUITY CAPITAL MARKETS
CONSENT OF GOODMANS LLP
CONSENT OF AMD'S AUDITORS
CONSENT OF ATI'S AUDITORS
GLOSSARY OF TERMS
APPENDIX A ARRANGEMENT RESOLUTION SPECIAL RESOLUTION OF THE ATI COMMON SHAREHOLDERS
APPENDIX B ACQUISITION AGREEMENT
[The Plan of Arrangement, as originally attached to ATI's Material Change Report dated July 24, 2006 as posted on SEDAR, has been amended and may be found at Appendix E to the Circular.]
APPENDIX C CREDIT SUISSE FAIRNESS OPINION
[Letterhead of Credit Suisse]
APPENDIX E PLAN OF ARRANGEMENT
APPENDIX H SECTION 190 OF THE CANADA BUSINESS CORPORATIONS ACT
APPENDIX I ATI EXECUTIVE COMPENSATION AND EQUITY PLANS
Summary Compensation Table (All dollar amounts are stated in U.S. Dollars)
Option/SAR Grants During the Most Recently Completed Financial Year
Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values
Cumulative Value of a Cdn.$100 Investment
QUESTIONS AND FURTHER ASSISTANCE